Exhibit 99.1

Signet Group plc
Annual Report & Accounts Year ended 2 February 2008

Building long term
value through
customer focus

The world’s largest speciality retail jeweller

The world’s largest
speciality retail jeweller

Group strategies	Operating philosophies

Continue to achieve sector	Excellence in execution
leading performance standards
on both sides of the Atlantic	Test before we invest

Increase store productivity	Continuous improvement

Grow new store space in the US	Disciplined investment

Maintain a strong balance sheet

2007/08 Group performance

Change on
		Change on	52 week basis
	Reported	reported	at constant
	52 weeks	53 weeks	exchange rates

Like for like sales:			down 0.7%

Sales:	$3,665.3m	up 3.0%	up 3.2%(1)

Operating profit:	$351.3m	down 15.6%	down 15.9%(1)

Profit before tax:	$333.5m	down 16.8%	down 17.4%(1)

Basic earnings per share(2):	12.6c	down 18.2%	down 18.7%(1)

Proposed dividend per share(3):	7.277c	up 1.6%

Return on capital employed (“ROCE”)(2):	16.8%	down from 22.8%

Gearing(2):	20.7%	up from 13.4%

(1)	See page 37 for reconciliation to IFRS numbers.
(2)	Earnings per share, return on capital employed and gearing are defined on pages 140 and 141.
(3)	2006/07 interim dividend declared in pounds sterling and translated using US$/£ exchange rate as at 3 November 2006.

Cautionary statement regarding forward-looking statements
The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Report. Readers are referred to “Risk and other factors” on pages 44 to 50. The Provision of Section 463 of the Companies Act 2006 applies to the Report of the directors and the Directors’ remuneration report (and any summary financial statement so far as derived from them) such that the directors shall be liable only to the Company for anything omitted from these statements or anything in them found to be untrue or misleading.

Move to dollar reporting
These results are presented in US dollars following the change in the functional currency of the Company which took effect from 5 February 2007, and the move to reporting in US dollars, see page 35.

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Building long term value
through customer focus

Excellence in customer service

•	Continuous training in customer service & product knowledge

•	Highly motivated staff

•	Sales-facilitating credit programmes

Superior merchandise selection

•	Demand-driven merchandising systems

•	Value adding supply chain capabilities

•	Increasingly exclusive product ranges

Leading brands

•	Sales growth driving marketing leverage

•	Largest marketing budgets in speciality jewellery sector

•	Building brand values

•	Repair service building trust & customer visits

High quality real estate

•	Prime store locations

•	Service oriented design

•	Improved customer experience through consistent store investment

Contents

Overview

2	Chairman’s statement

3	Group Chief Executive’s review

3	US performance review 2007/08

5	UK performance review 2007/08

7	Five year financial summary

8	Brand review

Business review

10	US competitive strengths

12	US marketplace

13	US operating review

22	UK competitive strengths

24	UK marketplace

24	UK operating review

30	Description of properties & Group employees

31	Key performance indicators

35	Group financial review

44	Risk and other factors

Corporate governance

51	Directors, officers and advisers

53	Report of the directors

55	Directors’ responsibility statement

56	Corporate governance statement

61	Social, ethical & environmental matters

67	Directors’ remuneration report

80	Statement of directors’ responsibilities

81	Independent auditor’s report to the members of Signet Group plc

Financial statements

82	Consolidated income statement

83	Consolidated balance sheet

84	Consolidated cash flow statement

85	Consolidated statement of recognised income and expense

86	Notes to the accounts

116	Summary of differences between IFRS and US GAAP

123	Company information

Shareholder information

129	Shareholder information

137	Selected financial data

139	Quarterly results (unaudited)

140	Definitions

142	Glossary of terms

143	Shareholder contacts

144	Index

145	Cross reference to Form 20-F

Signet Group plc Annual Report & Accounts year ended 2 February 2008	01

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Overview

Chairman’s statement

Group performance
The Group continued to make progress in implementing its proven growth strategy despite the difficult economic environment. While the Group saw a decline in profits, it still achieved a superior operating performance for the jewellery sector including a healthy operating margin and Return on Capital Employed (“ROCE”). Key financial results of the year included:

•	Sales up by 3.0% to $3,665.3 million;
•	Profit before tax down by 16.8% to $333.5 million;
•	Basic earnings per share down by 18.2% to 12.6 cents, and
•	ROCE of 16.8%.

The Board is pleased to recommend a final dividend of 6.317 cents per share (2006/07: 6.317 cents) for the year ended 2 February 2008. This represents a total dividend for the year of 7.277 cents, up by 1.6% (see page 96). During the year the Group made share repurchases of $29.0 million, completing the programme announced in July 2006. In total, $152.9 million was distributed to shareholders during 2007/08. Given the substantial increase in economic and financial sector uncertainties, the Board will continue to evaluate dividend policy in the light of the needs of the business taking into consideration the significant competitive advantages of a strong balance sheet and financial flexibility. Account will also be taken of the primary stock market listing of the Company.

Group strategy
The Group aims to build long term value through focusing on the customer by providing a superior merchandise selection in high quality real estate locations. Effective advertising draws consumers into our stores, where they are provided with outstanding service. The operating philosophies that help the Group achieve these aims are:

•	excellence in execution;
•	test before we invest;
•	continuous improvement; and
•	disciplined investment.

The Group’s strategy to deliver shareholder value is to:

•	continue to achieve sector leading performance standards on both sides of the Atlantic;
•	increase store productivity in the US and the UK;
•	grow new store space in the US; and
•	maintain a strong balance sheet.

While progress was made in most of these areas, store productivity in the US declined in 2007/08 as a result of the sales performance in the fourth quarter. A more detailed consideration of these strategies is provided in the Chief Executive’s, US and UK performance reviews.

Group domicile and primary listing
As set out in the trading statement dated 10 January 2008, the Board has undertaken a review of the most appropriate domicile and stock market listing for the Company. This review has confirmed that there is a clear rationale for the primary listing of the Group to be in the US as a significant and growing majority of its business and assets are in that country. From consultation with the Company’s major investors, the Board believes that Signet’s shareholders would, on balance, support a recommendation from the Board regarding a potential redomicile of the Company to Bermuda and a move of the primary listing of Signet’s shares to the US. Accordingly the Board continues to take steps that would facilitate such a change. However, in light of market conditions, the determination and timing of any such proposal remains uncertain and will continue to be kept under review by the Board.

Corporate responsibility
During the year further progress was made in developing industry wide initiatives to achieve improvements in the supply chain, and with regard to social, ethical and environmental issues. In keeping with the Group’s approach of working with other industry representatives to maintain and improve consumer confidence in our industry we worked with organisations such as the Council for Responsible Jewellery Practices (“CRJP”), the World Diamond Council, Jewelers of America and Jewelers Vigilance Committee to develop programmes to improve the supply chain. Major accomplishments include:

•	implementation of a requirement that jewellery supplied to the Group should not contain rubies or jade from Burma. Jewelers of America also introduced the same requirement and advocated that the US government ban such imports;
•	the development of a Code of Practices by the CRJP which includes future third party monitoring. It is anticipated that during 2008/09 the Code will be introduced; and
•	a better understanding of the Group’s impact on the environment and on identifying ways in which it can improve its performance.

Signet remains a member of the FTSE4Good Index and also contributed in the US, to the industry charity, Jewelers for Children, St. Judes Children’s Research Hospital and in the UK, to the Princess Royal Trust for Carers.

Current trading
Since the start of 2008/09, the Group has experienced a low single digit decline in like for like sales, with the US down about 4%, having had some benefit from better weather over Valentine’s Day.
Early results have been encouraging from the price increases in the US implemented after Valentine’s Day. UK like for like sales were up mid single digits. However, the outlook remains very challenging on both sides of the Atlantic.

People
I would like to thank our staff and management for their hard work and dedication in a year when the external environment has placed increased pressures on the business. I would also like to thank Brook Land, who retires as a director at the 2008 annual general meeting, for his significant contribution. He has served on the Board for nearly 13 years, including six as senior independent director. Following his retirement Russell Walls will assume this role.

In addition, I would like to welcome Lesley Knox, who was appointed as a non-executive director in January 2008. I am confident that her broad experience of business and corporate finance will enable her to make a valuable contribution to the Group.

Sir Malcolm Williamson
Chairman
9 April 2008

02	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Overview

Group Chief Executive’s review

Results for 2007/08

					Change at	Like
					constant	for like
					exchange	change
					rates on a	on a
	2007/08		2006/07	Change	52 week	52 week
	52 weeks		53 weeks	reported	basis (1)	basis
	$m		$m	%	%	%

Sales	3,665.3		3,559.2	3.0	3.2	(0.7)

Operating profit	351.3		416.2	(15.6)	(15.9)

Profit before tax	333.5		400.8	(16.8)	(17.4)

Basic earnings per
share	12.6	c	15.4c	(18.2)	(18.7)

Operating margin	9.6%		11.7%

ROCE	16.8%		22.8%

(1)	See page 37 for reconciliation of impact of exchange rates and adjustment for 53rd week in 2006/07.

2007/08 was a very demanding year for the Group, with a particularly difficult fourth quarter. Although execution within the business continued to improve, the economic environment deteriorated. The speed and extent of the change in trading conditions during the fourth quarter was unprecedented. As a result there was very limited time to align the business to reflect the change in market conditions and therefore the impact on results could not be meaningfully mitigated.

In the year to 2 February 2008 total sales rose by 3.2% at constant exchange rates on a 52 week basis (see page 37); the reported increase was 3.0% to $3,665.3 million (2006/07: $3,559.2 million). Like for like sales declined by 0.7%, the first annual decrease since 1992/93. The average exchange rate for 2007/08 was £1/$2.00 (2006/07: £1/$1.88) .

Operating profit fell by 15.9% at constant exchange rates on a 52 week basis (see page 37); the reported decrease was 15.6% to $351.3 million (2006/07: $416.2 million). Operating margin was 9.6% (2006/07: 11.7%) . Profit before tax was down by 17.4% at constant exchange rates on a 52 week basis (see page 37 ) and by 16.8% on a reported basis to $333.5 million (2006/07: $400.8 million). The tax rate was 35.5% (2006/07: 33.6%) . Basic earnings per share were 12.6 cents (2006/07: 15.4 cents, the 53rd week contributing 0.1 cents in 2006/07). ROCE was 16.8% (2006/07: 22.8%) .

Net debt at 2 February 2008 was $374.6 million (3 February 2007: $233.2 million). Gearing (net debt to total equity) was 20.7% (3 February 2007: 13.4%) . Given that nearly all stores are leased, a further important measure of gearing is fixed charge cover, which was 1.8 times in 2007/08 (2006/07: 2.0 times). The increase in net debt before exchange adjustments was $143.6 million (2006/07: $86.4 million), reflecting the lower level of profitability, investment in new store space of $178.9 million (2006/07: $176.7 million) and distribution to shareholders of $152.9 million (2006/07: $172.1 million).

It is critical to build the long term competitive position of the business while managing short term pressure on profitability and the balance sheet during challenging economic periods. A very thorough review of the businesses on both sides of the Atlantic has been carried out following the difficult 2007 Christmas period. In consideration of the uncertain economic environment a more cautious approach to the execution of the Group’s growth strategy has been adopted. Reflecting this, management focus is more on implementation and responding rapidly to changes in the marketplace, with less attention on developing longer term operational initiatives. As part of this process, actions have been identified to drive sales, protect gross margin, control costs tightly and, where appropriate, to realign the Group’s cost base and inventory levels to the changed market conditions.

The Board firmly believes that a strong balance sheet, and financial flexibility, are competitive advantages. Therefore it has carefully considered the appropriate working capital levels, investment required to maintain the quality of the Group’s assets and rate of space growth, as well as its distribution policy to shareholders. A strong balance sheet enables the Group to continue to invest in the business throughout the economic cycle enhancing further its strong competitive position within the marketplace.

Investment to reinforce the Group’s strategic advantages remain in place, such as the expansion of Kay and Jared, the development of the rough diamond supply chain initiative, as well as the Ernest Jones refurbishment programme. Demanding investment hurdle rates continue to be applied, and as a result US net store space growth is expected to be about 5% in 2008/09 and 2009/10, which is below the 8% to 10% per annum long term target range. However, an increased level of UK store refurbishment in 2008/09 is expected to result in a broadly unchanged level of Group capital expenditure, of approximately $140 million. The anticipated reduction in working capital investment, lower tax payments and the absence of share repurchases are expected to result in a significant reduction in cash outflow during 2008/09.

US performance review
(74% of Group sales)

					Like
					for like
					change
				Change on	on a
	2007/08	2006/07	Change	52 week	52 week
	52 weeks	53 weeks	reported	basis (1)	basis
	$m	$m	%	%	%

Sales(2)	2,705.7	2,652.1	2.0	4.1	(1.7)

Operating profit	262.2	326.7	(19.7)	(19.6)

Operating margin(2)	9.7%	12.3%

ROCE	14.9%	21.5%

(1)	See page 37 for reconciliation of impact of 53rd week in 2006/07.
(2)	See Group financial review for tables analysing total sales growth and movement in operating margin.

In a much more demanding trading environment the consistency of the US division’s management, strategy and execution, as well as the Group’s strong balance sheet were significant competitive advantages. While the US business saw an unprecedented weakening in sales in the fourth quarter and faced the impact of commodity cost increases, it continued to be a leader in setting industry operating standards. A further increase in net new space of 10% was achieved, at the top end of the target range.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	03

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Overview

Group Chief Executive’s review (continued)

Like for like sales growth slowed in the first nine months of 2007/08 to 2.7%, with the gift giving events of Valentine’s Day and Mother’s Day being disappointing. The very important fourth quarter was particularly difficult with like for like sales declining by 8.6%, resulting in a full year decline of 1.7% . Total sales increased by 4.1% on a 52 week basis (see page 37) and by 2.0% as reported. Operating profit was down by 19.6% on a 52 week basis (see page 37) and by 19.7% as reported, to $262.2 million (2006/07: $326.7 million). The operating margin of 9.7% (2006/07: 12.3%; 12.5% on a 52 week basis) reflected expense deleverage of 190 basis points as a result of the decline in like for like sales, and the adverse impacts of additional new space (60 basis points) and change in gross margin (30 basis points). The movement in gross margin percentage was due to the significantly higher cost of gold and a greater proportion of sales from Jared, partly offset by supply chain initiatives and some limited price increases. The bad debt charge of 3.4% of total sales (2006/07: 2.8%), was at the high end of the range of the last ten years, but was largely offset by higher income associated with the receivables due to a lower monthly collection rate. The proportion of sales through the in-house credit card was 52.6% (2006/07: 51.7%) .

ROCE was 14.9% (2006/07: 21.5%), reflecting the lower operating profit and investment in a 10% increase in space. The proportion of stores under six years old continued to increase and was 38% in 2007/08 compared to 32% in 2006/07. The higher proportion of immature stores constrains ROCE in the short term, but increases operating profit and drives future growth.

The division continued to implement its proven strategy and the performance of the business against these criteria is set out below:

Strategy: To achieve sector leading performance standards
In 2007/08 the division increased total sales by 4.1% (52 week basis, see page 37), and, despite the comparative weakness of the middle mass market, performed broadly in line with the total US jewellery market which grew by 4.0% to $64.7 billion in calendar 2007 (2006: $62.2 billion; source: US Department of Commerce). The Group’s share of the speciality jewellery market remained at 8.8% . In 1997/98, the division accounted for 4.8% of speciality jewellery sales and 7.0% in 2002/03.

Over the five year period ended on 2 February 2008 the division’s operating margin averaged 12.0% and Earnings Before Interest and Tax (“EBIT”) / Year End Total Assets ratio was 14.9% . Jewelers of America reported that the typical speciality retail jeweller was achieving an average operating margin of 5.4% and a 7.7% EBIT / Year End Total Assets ratio over the five years to 31 December 2006, being the last year for which figures have been published. While 2007/08 was difficult, over the last five years the Group’s total sales have increased by 56.4% and operating profit by 25.8% .

Strategy: To improve store productivity
The key driver of the division’s comparatively high operating margins and return on assets is store productivity, which is well above that of the industry as a whole. While the Group’s strategy is to increase store productivity, there was a decline in 2007/08, reflecting the fall in like for like sales and an increase in the proportion of immature stores under six years old. Over the last five years the sales per store for Kay and Jared have increased to $1.71 million from $1.53 million and to $5.34 million from $4.57 million respectively. The regional brands achieved sales per store of $1.34 million in 2007/08 with the difference in performance between Kay and the regional brands continuing to reflect the benefit of national television advertising.

Strategy: To grow new store space
The Group has strict criteria for investment which have been consistently applied. Over the last five years net new store space of 10% per annum has required a total investment of some $700 million in fixed and working capital. Appraisal reviews show that, in aggregate, investment returns continue to exceed the Group’s targeted 20% internal rate of return over five years. In 2007/08, net new store space grew by 10% (2006/07: 11%). Over 80% of the growth was outside traditional malls in 2007/08 and at 2 February 2008 about 40% of store space was off-mall. The table below sets out the store numbers, net new openings and the potential number of stores by chain and format:

				Expected
		Net		net	Long
	3 February	openings	2 February	openings	term
Store numbers	2007	2007/08	2008	2008/09	potential

Kay
Mall	772	17	789	6	850+
Off-mall	52	40	92	19	500+
Outlet	5	5	10	8	50-100
Metropolitan	3	nil	3	nil	c.30

	832	62	894	33	1,430+
Regionals	341	10	351	(14)	c.700
Jared	135	19	154	17	c.300

Total	1,308	91	1,399	36	2,430+

Real estate investment
In 2007/08, fixed capital investment was $111.1 million (2006/07: $101.1 million), including some $60.1 million (2006/07: $57.3 million) related to new store space. In 2008/09, revisions to sales projections reflecting the challenging trading conditions, will result in fewer opportunities that meet the Group’s investment criteria. Therefore, in 2008/09, space growth is expected to be about 5%, net of about 30 store closures (2007/08: 17). Over the longer term the US division continues to have the potential to almost double its size. This can be achieved through organic expansion within the existing formats for Kay and Jared. For the regional brands to achieve this potential would require one or more acquisitions, and such activity is not expected to occur imminently. Recent and planned investment in the store portfolio, both fixed and working capital, is set out below:

	Planned
	2008/09	2007/08	2006/07	2005/06
	$m	$m	$m	$m

Total new stores
Fixed capital investment	45	60	57	45
Working capital investment	90	119	119	96

Total investment	135	179	176	141
Other store fixed capital
investment	24	28	30	28

Total store investment	159	207	206	169

04	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Overview

Fixed capital expenditure in 2008/09 is planned to decrease to about $90 million, including circa $45 million related to new stores. The investment in working capital, that is inventory and receivables, associated with gross space growth amounted to some $119 million in 2007/08 and is expected to be significantly lower at about $90 million in 2008/09. 62 stores were refurbished or relocated (2006/07: 59), with some 51 planned for 2008/09.

Operating initiatives in 2008/09
In the current challenging environment the US business has taken action to control costs tightly. Store staff hours and advertising expenditure have been realigned, where possible, to reflect current sales expectations. Staff training and development continues to be a priority, as does investment to enhance in-store procedures to improve customer service and productivity. Staffing levels elsewhere have been frozen, despite the growth in store numbers, and a range of other costs have been cut.

Consumers’ financial positions continue to deteriorate which may lead to a further increase in the bad debt charge, although this is expected to be somewhat offset by increased income from the credit portfolio. Consequently credit authorisation criteria continue to be reviewed and outstanding balances are very closely monitored with prompt action being taken in response to changes in performance. In addition, further investment in collection systems is taking place.

The development of exclusive ranges, such as the Leo Diamond, the Peerless Diamond and the Hearts Desire collection and the expansion of the Le Vian selection, continue to help differentiate the division in the marketplace and to increase average transaction value. The 2007/08 year end inventory was above plan by about $20 million due to the difficult fourth quarter and future purchases are being strictly controlled. Actions to realign inventory to current sales levels have been taken and it is anticipated that this will be achieved by June 2008.

In 2006/07 and 2007/08 substantial increases in gold and platinum costs had an impact on the entire US jewellery sector, and were largely not passed on to consumers. After careful consideration and planning it was decided to increase prices covering a broad merchandise range, including both basic and fashion products, following Valentine’s Day 2008. The Group’s pricing strategy is to be competitive over the long term; however the price changes have resulted in a departure from this position in the short term, although an increasing number of speciality jewellers are also increasing prices. While the impact of the price increases will only be fully apparent in the second quarter of 2008/09, the early results are encouraging.

Advertising expenditure as a percentage of sales is being realigned to nearer historic levels, in addition the cadence of promotional activity is being increased and made more responsive to market conditions. The Kay website will be further developed and an e-commerce facility on the Jared website is planned to be introduced in the second half of 2008/09.

UK performance review
(26% of Group sales)

				Change at	Like
				constant	for like
				exchange	change
				rates on a	on a
	2007/08	2006/07	Change	52 week	52 week
	52 weeks	53 weeks	reported	basis (1)	basis
	$m	$m	%	%	%

Sales: H.Samuel	513.4	490.3	4.7	(0.1)	1.3
Ernest Jones	438.8	409.1	7.3	2.3	2.9
Other	7.4	7.7	(3.9)	(7.5)

Total(2)	959.6	907.1	5.8	0.9	2.0

Operating profit	105.1	103.4	1.6	(1.3)

Operating margin(2)	11.0%	11.4%

ROCE	29.9%	32.7%

(1)	See page 37 for reconciliation of impact of exchange rates and adjustment for impact of 53rd week in 2006/07.
(2)	See Group financial review for tables analysing total sales growth and movement in operating margin.

In a tough UK retail marketplace like for like sales were ahead of last year and operating margins, cash flow and ROCE remained strong. The business achieved further improvements in the key areas of execution, particularly customer service.

Like for like sales growth was 2.0%, an encouraging performance in an increasingly challenging marketplace. Growth in the first nine months of 2007/08 was stronger than last year at 4.7%, but became more difficult in the fourth quarter with like for like sales declining by 1.7% . Total sales increased by 0.9% at constant exchange rates on a 52 week basis (see page 37) and by 5.8% on a reported basis to $959.6 million (2006/07: $907.1 million).

Operating profit was little changed at constant exchange rates on a 52 week basis (see page 37); the reported increase was 1.6% to $105.1 million (2006/07: $103.4 million). Operating margin was down 40 basis points on the prior year reflecting expense leverage of 40 basis points from the small increase in like for like sales combined with tight control of costs, an adverse movement in gross margin percentage of 60 basis points and the benefit to 2006/07 of the 53rd week (adverse 20 basis points). The movement in gross margin was primarily caused by changes in mix due to the strong performance of the watch category, some impact from commodity costs and an increased proportion of sales from Ernest Jones. ROCE was 29.9% (2006/07: 32.7%), primarily reflecting the impact of the 53rd week in 2006/07 and a slight increase in capital employed.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	05

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Overview

Group Chief Executive’s review (continued)

Further progress was made in implementing the division’s successful strategy and its performance against those criteria are set out below:

Strategy: To achieve sector leading performance standards
The total UK jewellery market was unchanged at £4.5 billion in calendar 2007 including VAT (source: Office of National Statistics); and the division’s market share was similar to last year at 12.1% . In 2007/08, the division’s operating margin was 11.0% and its EBIT / Year End Total Assets ratio was 21.2% . In the year to 31 March 2007, the last year for which figures are available, the next five largest speciality retail jewellers had an average operating margin of 5.7% and a 6.4% EBIT / Year End Total Assets ratio.

Strategy: To improve store productivity
Store productivity increased in both H.Samuel and Ernest Jones in 2007/08 to £0.72 million from £0.70 million and to £1.11 million from £1.08 million respectively. This reflected divisional like for like sales growth of 2.0% and, in H.Samuel, a continuing reduction of the store base to focus on stores in larger centres that provide an opportunity to achieve a greater ROCE. With average selling space of about 870 square feet per store, Ernest Jones achieved the highest sales density of any Signet brand.

Real estate and investment
During 2007/08, 27 stores were refurbished or relocated. At the year end, 282 locations, mostly H.Samuel, traded in the customer oriented format, accounting for some 50% of the UK division’s sales. At 2 February 2008, there were 359 H.Samuel and 204 Ernest Jones branches (3 February 2007: 375 and 206 respectively).

	2007/08	2006/07	2005/06

H.Samuel stores
Openings	1	–	3
Closures	(17)	(11)	(15)
Year end	359	375	386

Ernest Jones stores
Openings	–	1	5
Closures	(2)	(2)	(2)
Year end	204	206	207

Total stores at year end	563	581	593

The level of store capital expenditure during 2007/08 was £9 million (2006/07: £8 million) reflecting the phasing of the refurbishment cycle. In 2008/09 it is planned to roll out up to 49 sites, including new locations, in the enhanced Ernest Jones store design, which produced very encouraging results when tested in the second half of 2007/08. In addition, up to a further 25 H.Samuel locations are expected to begin trading in the more customer oriented format by Christmas 2008. As a result store capital expenditure is expected to increase to some £25 million in 2008/09. Recent and planned investment in the portfolio is set out below:

	Planned
	2008/09	2007/08	2006/07	2005/06

Store refurbishments and relocations	69	27	28	78
New H.Samuel stores	2	1	–	3
New Ernest Jones stores	3	–	1	5
Store fixed capital investment	£25m	£9m	£8m	£22m

Operating initiatives for 2008/09
In the current uncertain environment, the UK business will continue to manage costs, inventory and gross margin very closely. While the impact of commodity cost increases has been less than in the US due to the weakness of the dollar, price increases have been implemented. The successful initiative to drive footfall by taking advantage of the scale of the business, while maintaining gross margin, through key volume lines will continue to be developed. The diamond selection, particularly in exclusive and value ranges, is being enhanced. Mixed metal ranges are being expanded and new merchandise is being tested more efficiently. In the watch category, relationships with the leading agencies continue to be a priority.

Additional initiatives continue to be introduced to raise customer service standards even further, including extension of the customer satisfaction index to all sites and enhancements to training materials on product knowledge and selling skills. New store communication and executional tools are being tested.

Advertising expenditure will be adjusted to reflect the return on investment being achieved. The “H.Samuel helps you say it better” and “Only at Ernest Jones” marketing propositions are planned to be developed further and the e-commerce websites for both brands are expected to be improved.

Terry Burman

Group Chief Executive
9 April 2008

06	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Overview

Five year financial summary

	2007/08		2006/07 (1)	2005/06	2004/05	2003/04 (2)
	$m		$m	$m	$m	$m

Income statement:
Sales	3,665.3		3,559.2	3,154.1	3,004.8	2,697.2
Cost of sales	(3,264.8)		(3,092.4)	(2,729.4)	(2,551.5)	(2,306.1)

Gross profit	400.5		466.8	424.7	453.3	391.1
Administrative expenses	(158.0)		(142.1)	(133.3)	(129.8)	(113.1)
Other operating income	108.8		91.5	83.3	71.8	63.2

Operating profit	351.3		416.2	374.7	395.3	341.2
Financing costs (net)	(17.8)		(15.4)	(14.0)	(16.0)	(17.5)

Profit before tax	333.5		400.8	360.7	379.3	323.7
Taxation	(118.3)		(134.8)	(125.3)	(128.6)	(116.6)

Profit for the period	215.2		266.0	235.4	250.7	207.1

Earnings per share(3)	12.6	c	15.4c	13.6c	14.5c	12.1c
Dividends per share	7.28	c	7.16c	5.94c	5.58c	4.20c

Balance sheet:
Working capital	1,816.1		1,749.7	1,228.0	1,372.1	1,204.9
Total assets	3,024.2		2,965.0	2,603.6	2,476.5	2,303.3
Cash and cash equivalents	41.7		152.3	92.9	193.5	233.0
Short term debt	(36.3)		(5.5)	(267.4)	(100.4)	(112.3)
Long term debt	(380.0)		(380.0)	–	(251.0)	(266.0)
Total equity	1,806.1		1,746.0	1,555.6	1,458.5	1,274.6
Ordinary shares in issue (million)	1,705.5		1,713.6	1,738.8	1,735.6	1,726.2

Cash flow:
Capital expenditure	(140.4)		(124.4)	(136.6)	(131.1)	(85.5)
Investment in working capital	(170.7)		(173.5)	(128.1)	(160.2)	(70.3)
Depreciation and amortisation	114.1		98.4	83.2	77.6	67.8
Net debt(3)	(374.6)		(233.2)	(174.5)	(157.9)	(145.3)

Ratios:
Gearing(3)	20.7%		13.4%	11.2%	10.8%	11.4%
ROCE(3)	16.8%		22.8%	22.4%	26.3%	25.7%
Fixed charge cover(3)	1.8x		2.0x	2.0x	2.2x	2.1x

Store data:
Stores numbers (at end of period)
US	1,399		1,308	1,221	1,156	1,103
UK	563		581	593	602	604
Percentage (decrease)/increase in like for like sales:
US	(1.7)%		6.2%	7.1%	5.9%	4.6%
UK	2.0%		1.2%	(8.2)%	3.0%	5.5%
Group	(0.7)%		4.8%	2.4%	5.0%	4.9%
Number of employees (full-time equivalents)	17,243		16,836	15,652	15,145	14,502

(1)	53 week year.
(2)	Based on Historic UK GAAP, restated for IFRS (see definition on page 140), and are therefore unaudited.
(3)	Earnings per share, net debt, gearing, ROCE and fixed charge cover are defined on pages 140 and 141.

The financial data included in the Five year financial summary above has been derived, in part, from the consolidated accounts for such periods included elsewhere in this Annual Report. The financial data should be read in conjunction with the accounts, including the notes thereto, and the Group financial review included on pages 35 to 43.

See page 86 for notes on the conversion of pound sterling figures to US dollars following the change in functional currency of the Company as of 5 February 2007 and the move to reporting in US dollars.

Further selected financial data is shown on pages 137 and 138. The accounts of the Group for 2007/08, 2006/07, 2005/06 and 2004/05 have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. The Group took the exemption not to restate comparatives for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’ in 2005/06. See pages 116 to 122 for information on the material differences between IFRS and US GAAP that affect the Group’s profit and shareholders’ equity.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	07

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Overview

US division Largest speciality retail jeweller with 4.2% (1) total market share

No.1 speciality retail jeweller in US

	07/08	06/07	02/03

Sales	$1,489.6m	$1,486.7m	$1,011.1m

Stores	894	832	676

Average sales per store(2)	$1.710m	$1.815m	$1.470m

Total sales: 5 year c.a.g.r.		8.1%

Customers typical household income		$35k-100k

Average selling price		$327

Share of US jewellery sector(1)		2.3%

Average store selling space (mall)		1,270 sq ft

Long term potential to add over 500 stores

No.1 US off-mall destination jeweller

	07/08	06/07	02/03

Sales	$756.4m	$664.4m	$258.7m

Stores	154	135	67

Average sales per store(2)	$5.341m	$5.676m	$4.277m

Total sales: 5 year c.a.g.r.			23.9%

Customers typical household income			$50k-150k

Average selling price			$747

Share of US jewellery sector(1)			1.2%

Average store selling space			4,900 sq ft

Signet’s fastest growing brand

Group Sales	US $2,705.7m 74%	Kay $1,489.6m 41%

Operating Profit(3)	US $262.2m 71%

(1) Market share. See pages 12 and 24.
(2) Includes only stores operated for the full financial period.
(3) Excluding Group central costs of $16.0m.

08	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Overview

UK division Largest speciality retail jeweller with 12.1% (1) total market share

No.1 UK speciality jewellery brand

	07/08	06/07	02/03

Sales	£256.7m	£260.8m	£275.0m

Stores	359	375	418

Average sales per store(2)	£0.722m	£0.695m	£0.677m

Total sales: 5 year c.a.g.r.			(1.4)%

Customers typical household income			£15-40k

Average selling price			£44

Share of UK jewellery sector(1)			6.5%

Average store selling space			1,100 sq ft

Nearly 150 years of jewellery heritage

No.1 UK upper middle market jeweller

	07/08	06/07	02/03

Sales	£219.4m	£217.6m	£186.0m

Stores	204	206	192

Average sales per store(2)	£1.105m	£1.079m	£1.030m

Total sales: 5 year c.a.g.r.			3.4%

Customers typical household income			£30-50k

Average selling price			£180

Share of UK jewellery sector(1)			5.6%

Average store selling space			870 sq ft

Highest sales density per square foot of any Signet brand

Regional	Jared	UK(4)	H.Samuel	Ernest Jones
$459.7m 12%	$756.4m 21%	$959.6m 26%	$513.4m 14%	$438.8m 12%

UK
$105.1m 29%
(4) Includes other sales of $7.4 m.
Signet Group plc Annual Report & Accounts year ended 2 February 2008	09

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Business review

US competitive strengths

Competitive strengths

Store operations and human resources	The ability of the sales associate to explain the value proposition is essential to most jewellery purchases.
	•	Centrally prepared training schedules and materials used by all stores
	•	All store managers are trained diamontologists
	•	About 5,300 trained diamontologists in total
	•	Clear, measurable daily store standards
	•	Each store receives a monthly customer experience report

Merchandising	Consumer offered superior value and selection
	•	Leading supply chain capability among middle market speciality jewelers
	•	Each store merchandised on an individual basis
	•	Highly responsive demand-driven merchandise systems
	•	24 hour resupply capability

Marketing	Leading brands in middle market sector
	•	Largest speciality jewellery retailing marketing budget in US
	•	Ability to achieve leverage through national television advertising
	•	Marketing database of over 25 million names

Real estate	Well designed stores located in primary locations with high visibility and traffic flows
	•	Strict real estate criteria consistently applied over time
	•	Well tested formats and locations
	•	Attractive tenant for landlords due to high store productivity

Credit operations	Ability to facilitate customer transactions
	•	About 50% of sales utilise in-house credit
	•	Dedicated, proprietory scoring cards
	•	Manage credit in context of our business

10	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Initiatives during 2007/08		Initiatives planned for 2008/09

•	Completed roll-out of enhanced training procedures	•	Development of a new training programme for the Leo Diamond
•	Improvements to repair service	•	Improvements to off-site store staff training programmes and training
•	Further enhancements to store staff recruitment processes		programmes for future district managers
•	Continued improvement of in-store execution	•	Enhancements to in-store procedures

•	Continued to develop sourcing from rough diamond initiative	•	Realign prices to reflect commodity cost increases
•	Evolution of ‘Journey’ assortment	•	Significantly increased proportion of merchandise sourced through rough
•	Further enhancements to store staff recruitment processes		diamond initiative
•	Development of Peerless Diamond range in Jared	•	Further development of exclusive brands
•	Launch of Hearts Desire assortment in Jared	•	Introduction of additional Le Vian ranges
•	Expansion of Le Vian range to all mall brands	•	Increase distribution capacity

•	Further growth in Kay television impressions	•	Continue support of Kay brand
•	Jared advertising on national network television	•	Increase in Jared TV impressions
•	Enhancement of the Kay website	•	Commencement of national radio advertising for Jared
•	Increased support for branded merchandise	•	Further development of Kay e-commerce capabilities
		•	Enable Jared website for e-commerce
		•	Raise level of promotional activity

•	Net space increase of 10%	•	Net new store space growth of about 5% planned
•	40 Kay off-mall openings	•	100th off-mall Kay to be opened
•	Continued testing of Kay in outlet centres	•	17 Jared openings expected
•	19 Jared openings	•	All planned net new space in off-mall locations
•	About 80% of new space in off-mall locations

•	Additional resources invested in collection procedures	•	Improved information technology and systems support for credit collection

Signet Group plc Annual Report & Accounts year ended 2 February 2008	11

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Business review

US marketplace

Introduction
Total US jewellery sales, including watches and fashion jewellery, are provisionally estimated by the US Department of Commerce to have been $64.7 billion in calendar 2007. The US jewellery market has grown at a compound annual growth rate of 5.9% over the last 25 years. The US jewellery market accounts for just under 50% of global jewellery consumption (source: Jewelry Industry Research Institute). Management believes that the jewellery category competes with other sectors, such as electronics, clothing and furniture, as well as travel and restaurants for consumers’ discretionary spending.

A jewellery sale normally requires interaction between the customer and the sales associate, during which the items are removed from the display cases, with their respective qualities explained to the customer. Consumer surveys conducted by Signet indicate that a key factor in the purchase of jewellery is the customer’s confidence in the sales associate. Other important competitive points of differentiation are merchandise selection and the reputation of the retail brand name. In the speciality sector, while price is important to the customer, management believes these other three factors are of a higher priority.

Market structure
While the US retail jewellery industry is highly fragmented, the share taken by specialty jewellers has been steady at about 48% of total jewellery sales. General retailers, such as department stores, discount outlets, television home shopping, general merchandisers, apparel retailers and accessory stores, had a 44.9% market share in calendar 2007. Internet jewellery sales, including both speciality and general retail websites accounted for 7.4% in calendar 2007. The largest jewellery retailer was Wal-Mart Stores, Inc. (“Wal-Mart”), whose merchandise mix is believed by management to be markedly different to that of Signet’s US division. In calendar 2006, the latest year for which data are available, Wal-Mart had an estimated market share of 4.5% (source: National Jeweler). Signet is the second largest jewellery retailer with a market share of 4.2% in calendar 2007. See table below for details.

	Calendar	Calendar	Calendar	Calendar
	2007	2006	2002	1997

Total US jewellery sales(1)	$64.7bn	$62.2bn	$51.2bn	$40.9bn
Speciality share(2)	47.7%	48.4%	48.4%	48.3%
General retailers’ share	44.9%	45.2%	48.2%	49.4%
Internet share(1)	7.4%	6.4%	3.4%	2.3%
Signet share	4.2%	4.3%	3.4%	2.3%

(1)	Source: US Department of Commerce
(2)	Source: US Census Bureau
(3)	Source: National Jeweler

2007/08
In calendar 2007 the US jewellery market grew by a provisional 4.0%, primarily reflecting the slower growth of discretionary disposable income and was below the 25 year average of 5.9% . The first quarter was weak, reflecting poor weather that adversely affected the important Valentine’s Day period. The second and third quarters, when the jewellery market is primarily driven by bridal related purchases, was a little more buoyant, but the key fourth quarter was disappointing. The slowdown in the fourth quarter reflected the general retail marketplace, with jewellery sales being particularly affected. The speciality jewellery sector grew by 2.6% in calendar 2007, below the 25 year average of 5.1% . The middle market is believed to have been weaker than the total speciality market, reflecting the greater pressure on discretionary expenditure experienced by median income households than those with income in the top quartile.

Long term performance
Jewellery sales have, over the longer term, grown broadly in line with personal consumption expenditure. Jewellery sales are seasonal as the primary reasons to purchase jewellery and watches are for bridal related occasions and gift giving events such as Christmas, birthdays, Valentine’s Day and Mother’s Day. Jewellery is also purchased for self reward and as a fashion accessory. The rate of growth accelerates and slows broadly in line with major non-food retail categories as the majority of jewellery sales are made in the middle mass market. Jewellery sales outperformed other comparable sectors in the more buoyant late 1990’s, underperformed in 2001, performed in line with selected other non-food retail categories during 2002 to 2007. Over the last ten years, Signet’s total US dollar sales rose (including the acquisition of Marks & Morgan) at a compound annual growth rate of 11.1% compared to 4.7% for the jewellery sector as a whole.

Management believes that the long term outlook for jewellery sales is encouraging given the expected growth in disposable income and the increasing number of women in the work force. However, jewellery sales are subject to fluctuations in the general level of retail sales.

Speciality jewellery sector
Signet’s US division had an 8.8% market share of the speciality sector in 2007/08 (2006/07: 8.8%). Its largest direct competitor had a speciality market share of 6.4% (2006/07: 7.3%). Kay and Jared were two of the top four brands in the speciality sector. Only these four brands had a level of sales that enabled the cost effective use of national television advertising, the most efficient form of marketing in the US. Of the two other brands, only one targeted the middle market segment, which is the primary customer of Signet’s US division. In calendar 2006 only three other speciality retail jewelers had sales of more than $500 million, according to National Jeweler. Independent retail jewellery stores (including medium and smaller regional chains with sales of less than $500 million) together accounted for over 70% of the speciality market.

In calendar 2007, the Jewelers Board of Trade estimated that there were some 23,449 speciality jewellery firms in the US, compared to 27,580 in 1997 and 25,043 in 2002, which is a compound annual decrease of 1.6% since 1997. In calendar 2007 the number of speciality firms declined by some 349, a fall of 1.5% . Since 1997 the number of stores operated by the five largest speciality jewellery retailers increased by about 950, of which some 66% is accounted for by Signet’s growth. This reflects the continuing consolidation taking place in the sector, which provides a significant growth opportunity for those businesses with competitive advantages in the sector.

Diamond jewellery sales
Diamond jewellery accounts for some 55% of total jewellery sales in the US market (source: Diamond Information Centre). About 50% of worldwide diamond jewellery sales are made in the US according to the Jewelry Industry Research Institute. During the last ten years US diamond jewellery sales have risen by 6.1% per annum compared to 4.7% for the total jewellery market. Diamond jewellery accounted for 75% of the US division’s merchandise sales in 2007/08, compared to 63% in 1997/98 and 72% in 2002/03.

12	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

US operating review

Brand reviews

Kay Jewelers

Introduction
Kay operated 894 stores in 50 states at 2 February 2008 (3 February 2007: 832 stores) and the expansion of Kay as a nationwide chain is an important element of the US division’s growth strategy. Management believes that there is a long term potential for over 1,400 Kay stores in the US. Since 2004/05 Kay has been the largest speciality retail jewellery brand in the US, based on sales, and has subsequently increased its leadership position. Kay targets households with an income of between $35,000 and $100,000; such households account for about 40% of US jewellery expenditure.

Kay 5 year sales, $m

2007/08
Kay sales were $1,489.6 million (2006/07: $1,486.7 million). The average retail price of merchandise sold in Kay in 2007/08 was $327 (2006/07: $317). During the year a further net 62 stores were opened, bringing the total to 894. The roll-out of Kay stores in open-air retail centres accelerated with 40 opened in 2007/08 (2006/07: 21 opened). The test of Kay stores in outlet centres entered its second year with five additional sites (2006/07: four additional sites) with encouraging initial results. In September 2006 an e-commerce facility was successfully launched on the Kay website and this was enhanced during 2007/08. E-commerce sales have increased significantly but remain small in the context of the division.

Customer service
Critical to Kay’s success are well trained staff with the appropriate product knowledge and selling skills to communicate the competitive value of merchandise. During 2007/08 the roll-out of the US division’s enhanced training programme and new store communications system was completed.

Merchandising
Each store has a core inventory package that includes those items promoted by Kay’s marketing. This core inventory is supplemented on a store by store basis by items selected by the division’s central merchandising function based on the sales pattern of each individual store.

Marketing
The romance-and-appreciation-based theme of Kay’s television advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has been used to improve name recognition of the chain since 2000. Management believes that use of national television advertising, which is considered to be the most efficient and cost-effective form of paid for marketing, enhances brand name recognition nationwide, provides increased marketing leverage and improves access to prime store real estate sites.

Television advertising is supplemented with national print advertising in USA Today and national network radio advertising. In 2007/08 the US division produced 11 Kay catalogues that featured a wide selection of merchandise and were prominently displayed in stores and mailed directly to targeted customers. Telephone marketing is also used. The Kay website is the third most visited speciality retail jewellery website (source: Hitwise).

Real estate
Kay stores have historically been located in covered regional malls and it is believed that in the longer term there is potential for some 850 stores in this format.

Since 2002/03 new formats have been developed for locations not in traditional malls because management believes these alternative locations present an opportunity to reach new customers who are aware of the brand but have no convenient access to a store, or for customers who prefer not to shop in a mall. Such stores further leverage the strong Kay brand, marketing support and the central overhead.

Mall stores
The average mall store contains approximately 1,270 square feet of selling space and 1,500 square feet of total space. The design and appearance of stores is standardised. The typical capital and working capital investment in the first year of trading is about $1.1 million. To maximise customer footfall, these stores are normally only opened in centre court locations, corner locations by the main entrance to a mall or in corner locations by the food court; around 60% of the stores have centre court sites. In 2007/08 a net 17 new mall stores were opened, bringing the total to 789. A further net six mall stores are planned to be opened in 2008/09.

Off-mall locations
Kay stores in off-mall centres provide an expansion opportunity to take advantage of these fast growing retail venues. These include powerstrips and lifestyle centres. A ‘power strip’ centre is a suburban open air shopping complex but the retail mix is predominantly ‘category killer’ superstores with some smaller speciality units. ‘Lifestyle’ refers to suburban open air shopping centres where the retail mix is biased toward fashion stores and is also likely to have a large number of restaurants and other leisure facilities such as a movie theatre.

Kay stores in off-mall locations were successfully tested for three years from 2003/04 with 31 stores having been opened. The roll-out of Kay stores in these open air centres began in 2006/07 and at 2 February 2008 there were 92 trading; it is planned to open a net 19 in 2008/09. A long term potential for over 500 suitable locations has been identified in these centres, and will account for the majority of new Kay stores. Such stores are expected to have a lower capital expenditure, lower

Signet Group plc Annual Report & Accounts year ended 2 February 2008	13

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Business review

US operating review (continued)

rents and lower sales per store at maturity than that of the Kay chain average, and are anticipated to satisfy the normal return on investment hurdle set by the Group.

Outlet locations
A test of Kay in outlet malls began in 2006/07 when four stores were opened. These stores provide penetration into the value conscious sector of the market and are located in two types of centres: “Factory outlets”, in which 50% or more tenants are manufacturers’ outlets; and ‘Mixed use’ centres, typically with one million square feet of manufacturers’ outlet units, traditional mall stores and large space retailers. The core merchandise is the same as in all other Kay stores, as is the pricing structure, but the range of such outlet locations is supplemented by clearance merchandise rather than fashion product. At 2 February 2008 there were ten (3 February 2007: five) Kay stores in outlet locations and a further eight are planned to be opened in 2008/09. Management believes there is a long term potential for between 50 and 100 Kay stores in outlet malls. The capital expenditure to open an outlet store is similar to that of a traditional mall store.

Metropolitan locations
Kay metropolitan stores allow penetration into high population downtown areas under-served by the division’s typical mall and off-mall stores. These metropolitan markets have a high density of retail, business, entertainment and government establishments with good public transit services and high pedestrian footfall. While the performance of the three stores opened in 2005/06 has been satisfactory, no additional metropolitan stores have been opened due to a lack of real estate that satisfies both operational and financial investment criteria. Management believes that there is a long term potential for about 30 metropolitan Kay stores.

These Kay stores have a higher capital expenditure, higher rents and higher sales per store at maturity than that of the Kay chain average. The development of these stores draws on the division’s experience gained from both mall stores and Jared.

Recent openings, current composition, planned openings in 2008/09 and long term potential for each Kay format is shown below:
Jared The Galleria Of Jewelry

Introduction
Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market with 154 stores as at 2 February 2008 (3 February 2007: 135), equivalent in space terms to over 600 mall stores. Management believes there is potential for about 300 Jared stores in the US. Since the first Jared store was opened in 1993, it has grown to be the fourth largest US speciality retail jewellery brand by sales. Each Jared is equivalent in size to about four of the division’s mall stores. Its main competitors are independent operators, with the next largest chain operating some 25 stores.

Jared targets an under-served sector at the upper end of the middle market. This customer is more mature and has a higher income than that of Signet’s US mall store customer. An important distinction of a destination store is that the potential customer visits the store with a greater intention of making a jewellery purchase, whereas in a mall there is a possibility that the potential shopper is undecided about the product category in which they will ultimately make a purchase.

The average retail price of merchandise sold in Jared stores during 2007/08 was $747 (2006/07: $719), which was more than double that of a Signet US mall store. Jared targets households with an income of between $50,000 and $150,000; these households account for about 50% of US jewellery expenditure.

2007/08
Jared sales were up by 13.8% to $756.4 million (2006/07: $664.4 million); the portfolio of 154 stores increased by 19 during the year. In 2007/08 Jared entered the New York and Philadelphia markets and it is planned to expand further in both during 2008/09. For Christmas 2007 Jared utilised both national cable and network television advertising for the first time.

Customer service
A key point of differentiation, compared to a typical mall store, is Jared’s superior customer service as due to its larger size, more specialist staff are available. For example there are dedicated

Test before we invest – new Kay formats

								Expected
		Net openings					Stores	net	Long
	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08	at 2 Feb	openings	term
Stores							2008	2008/09	potential

Mall	9	31	15	25	26	17	789	6	850+
Off-mall	–	10	10	11	21	40	92	19	500+
Outlet	–	–	–	–	4	5	10	8	50-100
Metro	–	–	–	3	–	–	3	nil	c.30

Total	9	41	25	39	51	62	894	33	1,430+

Jared 5 year sales, $m

14	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

personnel for the diamond, timepieces, and gold and other jewellery departments, as well as for the design and repair workshop. In addition every sales associate in the diamond department is required to be a certified diamontologist. As a result, more in-depth selling methodologies may be used, such as the ‘white glove’ presentation of timepieces.

Every Jared has an on-site design and repair centre where most repairs are completed within one hour. The centre also mounts loose diamonds in settings and provides a custom design service when required. Each store also has at least one diamond viewing room, a children’s play area and complimentary refreshments.

Investment model
In the first year of trading a typical Jared store requires an investment of about $3.9 million, of which about 75% is working capital. First year sales are projected to be some $3.25 million and to make a contribution on a ‘four wall basis’. In the first five years of trading a Jared store is forecast to have a faster rate of like for like sales growth than that of a mall store over the same period. At the end of this period the planned sales level is $5 million to $6 million and the expected operating margin is comparable to that of a mall store at maturity, with a greater return on capital employed.

The chain is immature with only 44% of stores having traded for five or more years. In their fifth year of trading the average sales of a Jared store was some $5.6 million which is above the target level set at the time of the original investment. The average sales per store for those Jared locations that have been open for six years or more was $6.4 million in 2007/08 (2006/07: $6.8 million). The average sales per Jared store open for the whole of 2007/08 was $5.3 million (2006/07: $5.7million) reflecting an increased rate of new store openings in recent years and the impact of the 53rd week in 2006/07.

Since the concept was first tested in 1993 it has been continually evaluated, developed and refined. Management believes that compared to its competitors, Jared benefits from leveraging the division’s established infrastructure, access to a pool of experienced store managers, and availability of capital required to develop and grow the brand.

Merchandising
Jared’s merchandise range is about five times the value of one of the US division’s mall stores and includes larger and better quality diamonds, such as the Leo Artisan, the Peerless Diamond and the Hearts Desire ranges. The diamond selection also includes an extensive choice of loose stones in sizes from 1/5 carat to three carats. There is a wide selection of settings into which the chosen stone can be set on-site. In addition each Jared has a virtual diamond vault, linked exclusively to a vendor’s inventory, allowing an item selected by the customer to be delivered to a Jared store, usually within 24 hours.

In 2007/08 watches accounted for about double the merchandise mix in Jared to that of the division as a whole. The range, which continues to be expanded, includes Baume & Mercier, Cartier, Montblanc, Movado, Omega, Rado, Raymond Weil, Rolex, Tag Heuer and Tissot. Each store also has a comprehensive range of gold and coloured stone jewellery.

Marketing
Jared advertises on local radio for most of the year and complements this during key trading periods by advertising on television. The move by Jared to national rather than local television advertising, which began in

2006/07, gives the potential to improve advertising leverage in 2008/09 and beyond. Jared has a higher advertising to sales ratio than the division’s mall stores because it is a destination store and is still at an early stage of development. In 2008/09 national radio advertising will be used for the first time. The advertising is designed to build name recognition and visit intent through an emphasis on selection and service and utilises the tag line “He went to Jared”. A special catalogue featuring luxury watches was produced for Jared. There is also a marketing website for Jared.

Real estate
The typical Jared store has about 4,900 square feet of selling space and 6,100 square feet of total space. Jared locations are typically free-standing sites in shopping developments with high visibility and traffic flow, and positioned close to major roads. The retail centres in which Jared stores operate normally contain strong retail co-tenants, including other category killer destination stores such as Borders Books, Best Buy, Home Depot and Bed, Bath & Beyond, as well as some smaller speciality units. It is planned to open 17 Jared stores in 2008/09 and this format continues to account for the majority of the division’s space growth.

Regional brands

Introduction
Signet also operates mall stores under a variety of established regional trade names (see Description of properties, page 30). The leading brands include JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. Nearly all of these stores are located in malls where there is also a Kay store. Management believes there is long term potential for about 700 stores in malls trading under the regional brand names. These stores target a similar customer to those that shop at Kay.

2007/08
At 2 February 2008, 351 regional brand stores operated in 37 states (3 February 2007: 341 stores in 33 states) and sales for 2007/08 were $459.7 million (2006/07: $501.0 million). The average retail price of merchandise sold in a regional store during 2007/08 was $343 (2006/07: $332).

Real estate
The location of regional brand stores within a mall is similar to that of a Kay store. New regional chain stores are opened if real estate satisfying the division’s investment criteria becomes available in their respective trading areas where marketing support can be cost effective. Consideration is given to changing the logo of a regional brand store to Kay where the overall return on capital employed, including any resulting impact on other stores operated by the division, may be increased. Management believes that it may be possible to develop a second mall-based brand of sufficient size to take advantage of national television advertising. This would require the acquisition of a number of small regional chains, or a large regional chain. Such acquisitions would have to meet the Group’s strict operational and financial criteria before being considered and are not expected to occur imminently. It is planned to reduce the number of regional brand stores by about 14 in 2008/09.

Customer service and merchandising
The same field operations, training and merchandising teams are responsible for the regional brands as manage the Kay stores.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	15

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Business review

US operating review (continued)

Locations of Kay, Jared and Regional stores by state at 2 February 2008

	2007/2008	2006/07 (1)	2005/06

Total opened during the year(2)	108	104	81
Kay	68	58	43
Jared	19	25	18
Regional chains	21	21	20

Total closed during the year	(17)	(17)	(16)
Kay	(6)	(7)	(4)
Jared	–	–	(1)
Regional chains	(11)	(10)	(11)

Total open at the end of the year	1,399	1,308	1,221
Kay	894	832	781
Jared	154	135	110
Regional chains	351	341	330

Average sales per store in thousands(3)	$1,996	$2,089	$1,930
Kay	$1,710	$1,815	$1,665
Jared	$5,341	$5,676	$5,453
Regional chains	$1,344	$1,517	$1,514

Increase in net new store space	10%	11%	9%

Percentage (decrease)/increase in like for like sales	(1.7)%	6.2%	7.1%

(1)	53 week year.
(2)	Figures for stores opened during the year are adjusted for the impact of conversions of format between Kay and regional chains.
(3)	Based only upon stores operated for the full financial year.

16	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Regional brands 5 year sales, $m

Marketing
The primary form of marketing for the regional brands is radio. Direct mail and telephone marketing are also used to encourage repeat purchases by current customers. A similar number of catalogue editions were produced for each regional brand as for Kay. There are also marketing websites for some of the brands. A test of local television advertising began during Christmas 2005 and this has now ended as a satisfactory uplift in sales was not being achieved. The appropriate level of marketing support for the regional brands is determined by the incremental sales productivity of such activities compared to the marginal cost of the promotional expenditure.

Functional reviews

Operating structure
While the US division operates under twelve different brands, many functions are integrated to gain economies of scale and have commonality of systems where a fully integrated approach is inappropriate. For example in store operations there is a separate dedicated field management team for the mall brands, Jared and the in-store repair function, while there is a combined diamond sourcing function.

Customer service and human
resources

Introduction
Customer service and human resources are central to the division’s success and are a key constraint on the rate of growth achieved. A major priority of the division is continually to improve the quality of customer experiences in its existing stores while providing sufficient staff that are well trained and with suitable experience to run the new stores being opened.

2007/08
During 2007/08 the implementation of an enhanced training system for store staff, to develop customer service skills and product knowledge further, was completed. Training to implement a new store communications system was also carried out; the system has increased productivity by improving in-store execution, compliance monitoring, store feedback and has enhanced the ability to identify store and divisional level opportunities to improve execution further. Training and systems enhancements to improve the repair service, an important driver of footfall and customer trust, were also implemented.

Customer satisfaction
A customer satisfaction index covering 12 criteria was introduced to all stores during 2006/07. Based on customer feedback, each store is benchmarked against others in its district, region and across the division. The scores are reported on a monthly basis, highlighting areas of good performance and those for improvement, and are one of the key performance indicators used to manage each store.

Training
Providing knowledgeable and responsive customer service is a priority, and is regarded by management as a key point of differentiation. It is believed that highly trained sales associates, with the necessary product knowledge to communicate the quality, attributes and competitive value of merchandise, are critical to the success of the business. Store staff also receive training on supply chain issues such as conflict diamonds and the environmental impact of gold mining.

Retail sales personnel are encouraged to become certified diamontologists by graduating from a comprehensive correspondence course provided by the Diamond Council of America. Over 50% of the division’s full time sales staff who have completed their probationary period are certified diamontologists or are training to become certified. All store managers are required to be so qualified. The number of certified diamontologists employed by the US division increased by 16% in 2007/08 to some 5,300. Employees often continue their professional development through completion of further courses on gemstones and timepieces.

The US division’s substantial training and incentive programmes, for all levels of store staff, are designed to play an important role in recruiting, educating and retaining qualified store staff. The preferred practice is to promote managers at all levels from within the business in order to maintain continuity and familiarity with the division’s procedures.

Goals and incentives
All store employees are set daily performance standards and commit to goals. Sales commission based on individual and store performance is paid. Sales contests and incentive programmes also reward the achievement of specific targets with travel or additional cash awards. Apart from sales-based incentives, bonuses are paid to store managers depending on store contribution and to district managers for the achievement of key performance objectives. In 2007/08 approximately 19% (2006/07: 23%) of store personnel remuneration was commission and incentive-based.

US head office bonuses are based on the performance of the division against predetermined annual profit targets. Promotion and salary decisions for principally non-management head office personnel are based on performance against service level and productivity goals; for managers they are based on annual objectives and performance against individual job requirements.

Store managers
Each store is led by a store manager who is responsible for various store level operations including overall sales and branch level variable costs; certain personnel matters such as recruitment and training; and customer service. Administrative matters, including purchasing, merchandising, payroll, preparation of training materials, credit operations and divisional operating procedures are consolidated at divisional level. This allows the store manager to focus on those tasks that can be best executed at a store level, while enabling the business to benefit from economies of scale in administration and to help ensure consistency of execution across all the stores.

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Business review

US operating review (continued)

Recruitment, retention and promotion
Although staff recruitment is primarily the responsibility of store and district managers, field recruiters are supplied by a central recruitment function. Methods such as internet recruitment are used to provide stores with a larger number of better-qualified candidates from which to select new staff.

Management believes that the recruitment and retention of highly-qualified and well-trained staff in the US head office is essential to supporting the stores. A comprehensive in-house curriculum, including leadership development, supplements specific job training and emphasises the importance of the working partnership between stores and the head office.

A key motivator for all staff, and in particular for store based employees, is the division’s practice of internal promotion. It is a requirement that District Managers and Vice Presidents of Regional Operations have been a store manager within the division.

Merchandising and purchasing

Introduction
It is believed that selection, availability, and value for money of merchandise are factors that are critical to success as a speciality retail jeweller. In the US business, the range of merchandise offered and the high level of stock availability are supported centrally by extensive and continuous research and testing. Best-selling products are identified and their rapid replenishment ensured through analysis of sales by stock keeping unit. This approach enables the division to deliver a focused assortment of merchandise to maximise sales, minimise the need for discounting and accelerate inventory turn. The US division is better able to offer superior value and consistency of merchandise than its competitors, due to its supply chain advantages.

Signet does not hold any material patents, licenses, franchises or concessions, but has a range of trading agreements with suppliers, the most important being in regards to the Leo Diamond and luxury watches. The established trademarks and trade names of the division are essential to maintaining its competitive position in the retail jewellery sector.

Average retail price of merchandise sold ($)

	2007/08	2006/07	2005/06	2004/05	2003/04

Kay	327	317	305	282	257
Regionals	343	332	324	304	281
Jared	747	719	697	644	586

2007/08
The average unit selling prices in mall stores and Jared increased by 3.4% and 3.8% respectively. The division continued to develop the sales of exclusive merchandise such as the Leo Diamond the Peerless Diamond, and the Hearts Desire range, as well as branded ranges such as Le Vian and Russell Simmons. In generic merchandise the Journey range again performed well, as did white gold jewellery. Sourcing via the rough diamond initiative entered the early stages of roll-out in 2007/08, after a successful two year trial.

Inventory management
Sophisticated inventory management systems for merchandise testing, assortment planning, allocation and replenishment have been developed and implemented. The majority of merchandise is common to all US division mall stores, with the remainder allocated to reflect demand in individual stores. It is believed that the merchandising and inventory management systems, as well as improvements in the productivity of the centralised distribution centre, have allowed the division to achieve inventory turns at least comparable to those of competitors, even though it has a significantly less mature store base and undertakes more direct sourcing of merchandise.

Merchandise mix
In 2007/08, the bridal category accounted for about 45% of merchandise sold and its participation in the sales mix has grown steadily over the past five years. The table below sets out Signet’s US merchandise sales mix as a percentage of sales:

Merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	2007/08	2006/07	2005/06
Percentage of sales	%	%	%

Diamonds and diamond jewellery	75	75	74
Gold jewellery	7	7	7
Other jewellery	11	11	12
Watches	7	7	7

Programmes have been developed in conjunction with certain vendors for the provision of branded jewellery merchandise. For example, the Leo Diamond range is sold exclusively by Signet in the US and the UK; the Peerless Diamond, an Ideal Cut diamond with a superior, measured return of light, is only available in Jared; and Le Vian, a prestigious fashion jewellery brand with a 500 year history, is now sold in all mall and Jared stores. Management believes that the US division’s merchandising process, market share and relationship with suppliers, position the business as an ideal partner to develop branded initiatives.

Other sales
While the design and repair service is less than 10% of sales, it accounts for approximately 30% of transactions and has been identified as an important opportunity to build trust in the division. All Jared stores have a highly visible jewellery workshop, which is open the same hours as the store. As well as meeting the repair requirements of the store in which they are located the workshops also carry out work for the division’s mall brand stores. As a result nearly all customer repairs are carried out by the division’s own staff rather than through sub-contractors, unlike most chain jewellers. The design and repair service has its own field management and training structure.

18	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

For over ten years the division has sold a lifetime repair warranty for jewellery. The warranty covers services such as ring sizing, refinishing and polishing, rhodium plating white gold, earring repair, chain soldering and the resetting of diamond and gemstones that arise due to the normal usage of the merchandise. This work is carried out by the division. Warranty sales account for less than 10% of turnover.

Direct sourcing of polished diamonds
It is believed that the US division has a competitive cost and quality advantage as about 45% of diamond merchandise sold is sourced through contract manufacturing; Signet purchases loose polished diamonds on the world markets and outsources the casting, assembly and finishing operations to third parties. By using this approach the cost of merchandise is reduced and the resulting advantage is largely used to provide superior value to the consumer which helps to increase market share. Contract manufacturing is generally utilised on basic items with proven non-volatile historical sales patterns that represent a lower risk of over or under-purchasing.

The contract manufacturing strategy also allows the buyers to gain a detailed understanding of the manufacturing cost structure and improves the prospects of negotiating better prices for the supply of finished products.

Rough diamond initiative
In 2005/06 a multi-year trial, involving the purchase and contract manufacture of rough diamonds, was commenced by the Group. It was successfully expanded in 2006/07. This initiative moved to the initial roll-out stage in late 2007/08. Once these rough stones have been cut and polished, they enter the US division’s supply chain in a similar way to other polished loose diamonds. Stones not suited to the Group’s merchandise selection are sold to third parties.

The objectives of this supply chain initiative are to:
•	secure additional reliable and consistent supplies of diamonds to support the growth of Signet’s business;
•	offer customers superior value and consistency of merchandise quality;
•	improve understanding of the polished diamond market; and
•	reduce costs.

In 2008/09 it is planned to increase substantially the volume of rough diamonds purchased. The proportion of diamonds sold by the division that are purchased uncut is currently relatively small and the division continues to develop and expand its relationships with its current suppliers of polished diamonds and diamond jewellery.

Sourcing of complete merchandise
Certain merchandise is purchased complete as a finished product where the complexity of the product is great or the merchandise is considered likely to have a less predictable sales pattern. This strategy provides the opportunity to reserve stock held by vendors and to make supplier returns or exchanges, thereby reducing the risk of over or under-purchasing.

Merchandise held on consignment
Merchandise held on consignment is used to enhance product selection and test new designs. This minimises exposure to changes in fashion trends and obsolescence and provides the flexibility to return non-performing merchandise. At 2 February 2008 the US division held approximately $221 million (3 February 2007: $205 million) of merchandise on consignment (see note 13 on page 99).

Suppliers
In 2007/08 the five largest suppliers collectively accounted for approximately 20% (2006/07: 20%) of the US division’s total purchases, with the largest supplier accounting for approximately 7% (2006/07: 9%). The division’s supply chain has become increasingly integrated on a worldwide basis, with diamond cutting and jewellery manufacturing being predominantly carried out in Asia, with little of the division’s merchandise now manufactured in the US.

Marketing and advertising

Introduction
As the products sold by the division are predominantly unbranded, management believes that store brand name recognition by consumers is an important factor in jewellery retailing. Signet continues to strengthen and promote its US brands and build name recognition through integrated marketing campaigns. The marketing channels used include television, radio, print, catalogues, direct mail, telephone marketing, point of sale signage, in-store displays and the internet.

US division 5 year record of advertising spend, $m

Signet Group plc Annual Report & Accounts year ended 2 February 2008	19

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Business review

US operating review (continued)

Advertising activities are concentrated during periods when customers are expected to be most receptive to the marketing message. The proportion of television advertising expenditure to sales continues to grow, and the cost of national television advertising is leveraged as the number of stores increases.

Statistical and technology-based systems are employed to support a direct marketing programme that uses a proprietary database of over 25 million names to strengthen the relationship with customers. The programme targets current customers with special savings and merchandise offers during key trading periods. In addition, invitations to special in-store promotional events are extended throughout the year.

2007/08
Annual gross marketing spend amounted to 7.5% of sales (2006/07: 7.0%), which was higher than planned due to the disappointing sales performance in the fourth quarter. It is intended to realign spending as a percentage of sales to nearer historic levels in 2008/09. Dollar marketing expenditure increased by 10.5% to $204.0 million over the 52 weeks to 2 February 2008 (53 weeks to 3 February 2007: $184.5 million). This reflected the expected growth in total sales and the higher proportion of sales being generated by Jared. Over the last five years, advertising and marketing expenditure has increased by some 70%.

Real estate

Management believes that the US division’s prime real estate portfolio is a competitive advantage that helps build store traffic. The quality of the portfolio is based on the consistent application over time of strict real estate criteria and demanding required projected investment returns for both new space and the renewal of leases. The division has a target for new space growth of 8% to 10% per annum, but growth may be outside this range depending on the availability of sites that satisfy the investment criteria and the general economic environment. In 2008/09 and 2009/10 it is anticipated that net new store space will increase by about 5%. When a new store is opened the majority of the investment is in working capital, that is inventory and receivables, as nearly all stores are leased. Stores are normally refurbished on a ten year cycle, which for mall brands coincides with the typical length of a lease. Increased like for like sales growth is normally achieved for a number of years following a refurbishment due to factors such as improved lighting and better presentation of merchandise. Opportunities to relocate stores to better locations within malls, such as a centre court corner site are continually sought. Nearly all of Signet’s US stores are located in suburban areas, with about 58% of space being in traditional covered malls (2002/03: about 79%). In 2007/08 about 80% of net space growth was in off-mall locations.

Investment criteria
Both the operational and financial criteria for investment in real estate remain stringent and have been consistently applied for more than ten years. The financial criteria being a positive net present value over a five year period on a pre tax basis using a 20% discount rate and assuming working capital is released after five years.

Credit operations

Introduction
In the US jewellery market it is necessary for speciality retailers to offer credit facilities to the consumer. Management regards the provision of an in-house credit programme, rather than one provided by a third party, as a competitive advantage for a number of reasons:

•	the credit policies are decided by the division’s management taking into account the overall impact on the business rather than by a third party whose priorities may conflict with those of the division;
•	authorisation and collection models are based on the behaviour of the division’s consumers;
•	it allows management to establish and implement customer service standards appropriate for the business;
•	it provides a database of regular customers and their spending patterns;
•	investment in systems and management of credit offerings appropriate for the business can be facilitated; and
•	superior cost effectiveness by utilising in-house capability.

Furthermore the various credit programmes help to establish long term relationships with customers and complement the marketing strategy by enabling additional purchases, higher units per transaction and greater value sales.

In addition to interest bearing accounts, a number of programmes offer interest-free financing for one year or less, subject to certain conditions, and these account for a significant proportion of credit sales. In most US states customers are offered optional third party credit insurance. The average outstanding balance at the year end was $997 (2006/07: $957).

Since credit authorisation and collection systems were centralised in 1994 the credit terms and performance have been relatively consistent over the economic cycle.

2007/08
In-house credit sales represented 52.6% of total US sales in 2007/08 (2006/07: 51.7%) and the monthly collection rate was 13.9% (2006/07: 14.6%), a credit portfolio turn of approximately seven months. While the credit participation was little changed, the approval rate for credit applications was lower. The bad debt charge for the year, at 6.5% (2006/07: 5.3%) of credit sales was at the high end of the tight range of the last ten years (see graph on page 21) reflecting the deterioration of the US economy. The increase in bad debts was largely offset by additional income on the portfolio as a result of the lower monthly collection rate. The 5.3% net bad debt charge in 2006/07 was at the low end of the range of the last ten years and reflected the impact of a revision in the US bankruptcy laws implemented in late 2005 which temporarily increased bankruptcy levels in late 2005/06 and reduced them in early 2006/07. The table over the page presents data related to the in-house credit business for the past three years.

20	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Full year receivables performance

The division continued to apply its established credit standards in 2007/08, while monitoring the performance of the receivables very closely. During 2007/08, a number of metrics deteriorated a little reflecting the downturn in the wider economy, although performance has remained within the range of the last ten years. In response to the increased credit risk among US consumers, the staffing levels in relation to the outstanding balances within the credit collection function were increased. Consumers’ financial position continues to deteriorate which may lead to a further increase in the bad debt charge, although this is expected to be somewhat offset by increased income from the credit portfolio. Consequently credit authorisation criteria continue to be reviewed and outstanding balances are very closely monitored with prompt action being taken in response to changes in performance. In addition, further investment in collection systems is taking place.

At the year end the gross US receivables stood at $900.6 million (2006/07: $828.8 million). There was an impairment provision of $60.4 million (2006/07: $50.0 million). The average level of gross receivables during 2007/08 was $795.4 million (2006/07: $698.4 million).

Credit administration
Authorisations and collections are solely performed centrally at the US head office, rather than by store staff. The majority of credit applications are processed and approved automatically after being initiated via in-store terminals, through a toll-free phone number or on-line through the division’s websites. All applications are evaluated by the scoring of credit data and using data obtained through third party credit bureaux.

Investment in staff, training and systems to maintain or improve the quality of the credit portfolio continued in 2007/08. Collection strategies and efforts continued to include emphasis on risk-based calling and first call resolution.

In addition to in-house credit sales, the US stores accept major credit cards. Third party credit sales are treated as cash sales and accounted for approximately 39% (2006/07: 39%) of total US sales during the year.

Credit portfolio statistics

	2007/08	2006/07	2005/06

Credit sales ($m)	1,422.4	1,372.1	1,191.2
Credit sales as % of total sales	52.6%	51.7%	51.6%

Number of active credit accounts at year end	940,069	896,289	883,873

Average outstanding account balance ( $)	997	957	841
Average monthly collection rates	13.9%	14.6%	14.5%

Bad debt as % of total sales	3.4%	2.8%	3.0%
Bad debt as % of credit sales	6.5%	5.3%	5.8%

Management tools and communications

The US division’s highly integrated and comprehensive information systems provide detailed, timely information to monitor and evaluate virtually every aspect of the business. They are designed to decrease the time sales staff spend on administrative tasks and increase time spent on sales activities. They also support merchandise testing, loss prevention and inventory control.

All stores are supported by the internally developed Store Information System, which includes electronic point of sale (“EPOS”) processing, in-house credit authorisation and support, a district manager information system and constant connectivity for all retail locations for data communications including e-mail. The EPOS system updates sales, in-house credit and perpetual inventory replenishment systems throughout the day for each store. The store communications system was upgraded to broadband during 2007/08. The implementation of broadband store communication will allow further improvements to the division’s systems to be made.

Regulation

Signet US is required to comply with numerous US federal and state laws and regulations covering areas such as consumer protection, consumer privacy, consumer credit, consumer credit insurance, truth in advertising and employment legislation. Management endeavours to monitor changes in these laws to ensure that its practices comply with applicable requirements.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	21

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Business review

UK competitive strengths

Competitive strengths

Store operations and	The ability of the sales associate to explain the value proposition
human resources	is essential to most jewellery purchases.

	•	Industry-leading training with third party accreditation
	•	78% of store management have passed the Jewellery Education and Training Course 1 accredited by the National Association of Goldsmiths
	•	Management trained to support enhanced sales associate development programmes and build general management skills
	•	Commission based remuneration programme developed to improve recruitment and retention of top quality staff

Merchandising	Consumer offered superior value and selection

	•	Leading supply chain capability in the UK jewellery sector
	•	Highly responsive demand-driven merchandise systems
	•	Scale to offer exclusive products
	•	24 hour re-supply capability

Marketing	Leading brands in middle market sector

	•	Ability to leverage brand perception through scale of marketing spend
	•	Leading integrated e-commerce and retail store service within the speciality jewellery sector
	•	Marketing database of over 13 million names

Real estate	Well designed stores located in primary locations
with high visibility and traffic flows

	•	Strict real estate criteria consistently applied over time
	•	Revised store format, more suited to selling diamonds and fine jewellery
	•	Attractive tenant to landlords

22	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Initiatives during 2007/08		Initiatives planned for 2008/09

•	Enhancements to training programme	•	Expand customer satisfaction index to all stores
•	Successfully tested index of customer satisfaction	•	Further improvements to training in head office
•	Own label store card launched	•	Increase focused training of store staff outside of store environment
•	Development of training workshops with British Horological Institute	•	Test new store communications and execution tool
•	Improved coordination between marketing and training timetables	•	Enhance Forever Diamond training materials
•	Further developed employee reward packages

•	Increased brand differentiation through collections and exclusive merchandise	•	Improve the diamond selection, particularly in exclusive and value ranges
•	Enhanced the Leo Diamond selling methodology	•	New merchandise tested more quickly
•	Made shopping easier by improving displays and rationalising ranges	•	Development of more mixed metal ranges
•	Developed key volume items	•	Expansion of key volume items
•	Improved sharing of inventory information with a more focused supplier base	•	Continued enhancement of the watch category

•	Further development of “H.Samuel helps you say it better” marketing theme	•	Continue to build H.Samuel brand image by better execution of marketing and promotions
•	Development of new marketing proposition for Ernest Jones	•	Further develop the reputation of Ernest Jones for exclusive merchandise
•	Enhancement to websites	•	Enhance e-commerce capability

•	16 H.Samuel store refurbishments	•	Start of major multi-year store refurbishment programme in Ernest Jones, with up to 40 scheduled in 2008/09
•	Tested design enhancements in Ernest Jones
•	Improved focus of H.Samuel store portfolio	•	About 20 H. Samuel refurbishments and resites planned
		•	Continue rationalisation of H.Samuel store portfolio

Signet Group plc Annual Report & Accounts year ended 2 February 2008	23

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Business review

UK operating review

Brand reviews

H.Samuel

Introduction
H.Samuel accounted for 14% of Group sales in 2007/08 (2006/07: 14%), and is the largest speciality retail jewellery brand in the UK with a 6.5% share of the total jewellery market. It serves the core middle market and its customers typically have a household income of between £15,000 and £40,000. The brand has nearly 150 years of jewellery heritage. It sells a broad range of gold and silver jewellery, an increasing proportion of diamond merchandise and a wide selection of watches, including Accurist, Citizen, DKNY, Fossil, Rotary, Seiko and Sekonda. It also sells an increasingly focused range of gifts and collectables such as Nao and Swarovski.

H.Samuel had 359 stores at 2 February 2008 (3 February 2007: 375) and is represented in nearly all large and most medium sized shopping centres with the focus increasingly being on larger centres. An e-commerce capability was added to hsamuel.co.uk in September 2005 and it is the most visited UK speciality jewellery website (source: Hitwise).

2007/08
H.Samuel sales were £256.7 million (2006/07: £260.8 million). The average retail price of merchandise sold in H.Samuel during 2007/08 was £44 (2006/07: £42) and the average retail price of items sold has increased at a compound annual growth rate of 6.2% over the last five years. The sales per store increased to £722,000 (2006/07: £695,000 on a 53 week basis) and have increased at a compound annual growth rate of 1.3% over the last five years.

H.Samuel 5 year sales, £m

H.Samuel store data

	2007/08	2006/07		2002/03

Number of stores:
Opened during year	1	–		4
Closed during year	(17)	(11)		(8)
Open at end of year	359	375		418
Percentage increase in
like for like sales	1.3%	0.7%		2.6%
Average sales per store
in thousands (exc. VAT)(1)	£722	£695	(2)	£677

(1)	Including only stores operated for the full financial year.
(2)	53 week year.

UK marketplace

In calendar 2007 the size of the total UK market for fine jewellery, costume jewellery and watches was estimated by the Office for National Statistics (“ONS”) to have been £4.5 billion ($9.0 billion) (including VAT of 17.5%), (2006: £4.5 billion). The ONS figure for market size replaces previous figures for market size which were based on management estimates and market research carried out by Key Note. While the ONS figure has been adopted, its reliability is uncertain. The jewellery market grew at an estimated compound rate of 4.7% per annum from 1997 to 2004. It declined by 4.0% in 2005, when the retail sector as a whole experienced the sharpest deterioration in trading conditions since 1991, with the jewellery sector being particularly affected. In 2006 the UK jewellery market returned to growth while 2007 was unchanged. Per capita spend on jewellery in the UK remains at approximately half of the level of the US. The market includes speciality retail jewellers and non-speciality jewellery retailers, such as mail order catalogues, catalogue showrooms and jewellery departments in department stores.

The UK retail jewellery market is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are just over 7,000 speciality retail jewellery stores in the UK.

Based on surveys, management believes that customers are attracted to H.Samuel because of its strong brand appeal as a speciality jeweller, that is differentiated by its customer service standards and staff knowledge. Ernest Jones attracts customers as a result of its diamond and watch expertise, exclusive and up to date merchandise and knowledgeable staff.

Market structure
In the middle market H.Samuel competes with a large number of independent jewellers, with only one having more than 100 stores. Some competition at the lower end of the H.Samuel product range also comes from a catalogue showroom operator, and discount jewellery retailers and supermarkets.

In the upper middle market Ernest Jones competes with independent speciality retailers and a limited number of other upper middle market jewellery brands, the largest three of which had 187, 62 and 31 stores respectively at 2 February 2008.

24	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

During 2007/08, television advertising, using the theme “H.Samuel helps you say it better”, was successfully developed. An H.Samuel store credit card was tested and launched. Staff training remained a priority and about 40% of H.Samuel staff have an externally recognised jewellery industry qualification.

Customer service
Customer service is an increasingly key point of differentiation for H.Samuel. Historically the brand’s customers self selected merchandise from window displays and primarily required a ‘cash and wrap’ service. Sales associates in H.Samuel now need an increased level of product knowledge and selling skills as a growing proportion of sales are of products, such as diamond jewellery that require much higher levels of customer service. Therefore a priority in recent years has been to improve the training process within the UK division (see page 23).

Merchandising
In 2007/08 diamond jewellery accounted for 22% of H.Samuel’s merchandise mix, up from 16% in 2002/03. This helped increase the average unit selling price to £44 from £33 over that period. Within the diamond category the average selling price increased to £201 (2002/03: £179). Since 2002/03, sales of gift and other items have declined to 12% of the total from 19% (see table below).

Merchandising initiatives to further increase the differentiation of H.Samuel stores and to reinforce the brand perception as a speciality jeweller continued, for example the launch of the Julien Macdonald range and the development of exclusive merchandise such as the Forever Diamond range. Key volume items were again used to drive footfall. These items take advantage of H.Samuel’s buying scale and offer consumers an attractive price while achieving a satisfactory gross margin and are promoted in marketing and point of sales material. As in 2006/07 a more targeted approach to promotional activity was beneficial during 2007/08.

H.Samuel merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	2007/08	2006/07	2002/03

Gold jewellery	31%	31%	32%
Watches	25%	24%	24%
Diamond jewellery	22%	21%	16%
Other jewellery	10%	10%	9%
Gifts and other	12%	14%	19%

Average selling price	£44	£42	£33

Marketing
Over Christmas H.Samuel used the “H.Samuel helps you say it better” television advertising supplemented by advertising in national newspapers and catalogue distributions. For the remainder of the year a series of themed catalogues displayed in stores, mailed directly to targeted customers and distributed in newspapers were the primary form of marketing. During 2007/08 co-ordination of the different forms of marketing and promotion was improved. The H.Samuel website has been transactional since 2005 and its performance has been encouraging, although its sales are relatively small in the context of the division as a whole.

Store design
 The H.Samuel store portfolio is nearing the end of a radical refit that started seven years ago. Previous to that, stores were designed for a shopper who made a choice from a window display. The changed format is designed to facilitate the sale of merchandise with a higher average selling price, particularly diamonds, and therefore allows an increased focus on customer service and greater convenience in presenting merchandise to customers. The clear internal layout by department enhances the ability to provide appropriately trained specialist staff in each area.

The format uses low level displays, which act as service counters for jewellery, particularly diamond ranges; wall display cases are used predominantly for watches, gifts and lower value jewellery items. The refitted stores are also much more open and inviting. While the design was based on the Group’s US experience, it was adapted to H.Samuel’s merchandising and customer requirements. Further evolutionary changes to the design have been made during the refit programme. These include improved presentation of jewellery, particularly in wall showcases; more clearly displayed branded merchandise such as watches; and more effective use of in-store signage.

Real estate
H.Samuel has a seven year store refurbishment cycle. In 2007/08 16 refits or resites were completed (2006/07: 28 including two in the traditional format). At 2 February 2008 234 stores, accounting for just over 70% of sales, traded in the more customer oriented store design.

Some 23 refits and resites are planned in 2008/09. The conversion programme to a more customer oriented format for H.Samuel is anticipated to be completed in 2009/10. Thereafter, the cost of store refurbishment is expected to reduce significantly as structural work, such as the move away from window based displays, will be much lower.

H.Samuel is increasingly focused on bigger stores, in larger shopping destinations, where it is better able to offer more specialist customer service, a wider range of jewellery and benefit from the more customer oriented format. This reflects the changing shopping patterns of customers. The number of H.Samuel stores in smaller markets is therefore likely to decline as leases expire or suitable real estate transactions become available. Over the last five years there has been a reduction of 59 stores.

Ernest Jones

Introduction
Ernest Jones accounted for 12% of Group sales in 2007/08 (2006/07: 11%), and is the second largest speciality retail jewellery brand in the UK with a market share of 5.6% of the total jewellery market. It serves the upper middle market and its customers typically

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Business review

UK operating review (continued)

have a household income of between £30,000 and £50,000. It sells a broad range of diamond and gold jewellery as well as prestige watches such as Breitling, Cartier, Longines, Omega, Rado, Raymond Weil, Rolex and Tag Heuer. It also sells contemporary fashion watches such as Burberry, DKNY, Emporio Armani, Gucci, Hugo Boss and a range of traditional watches including Accurist, Rotary, Seiko and Tissot.

Ernest Jones had 204 stores at 2 February 2008 (3 February 2007: 206) and is represented in nearly all large shopping centres. An e-commerce capability was added to ernestjones.co.uk in September 2006 and it is the second most visited UK speciality jewellery website (source: Hitwise).

Where local market size and merchandise considerations allow, a two-site strategy is followed using the Leslie Davis trading name. While having a similar customer profile to Ernest Jones, Leslie Davis is differentiated by a greater emphasis on fashion brands and the store design. There were 16 Leslie Davis stores at 2 February 2008 (3 February 2007: 16).

2007/08
Ernest Jones sales were £219.4 million (2006/07: £217.6 million), with watches showing good growth but the diamond jewellery performance was disappointing. Sales per store improved in 2007/08

Ernest Jones 5 year sales, £m

Ernest Jones store data(1)

	2007/08	2006/07	2002/03

Number of stores:
Opened during year	–	1	8
Closed during year	(2)	(2)	–
Open at end of year	204	206	192
Percentage increase in like for like sales	2.9%	1.7%	9.4%
Average sales per store in thousands (exc. VAT)(2)	£1,105	£1,079 (3)	£1,030

(1)	Including Leslie Davis stores.
(2)	Including only stores operated for the full financial year.
(3)	53 week year.

to £1,105,000 (2006/07: £1,079,000 on a 53 week basis) and have increased at a compound annual growth rate of 1.4% over the last five years.

During 2007/08 an enhanced store design was successfully tested, a new marketing theme for the brand was developed and a store branded credit card was launched. The quality of staff training was further improved, with over 45% of Ernest Jones staff having gained an externally recognised jewellery industry qualification. A specially designed diamond ring for Christmas was a notable success.

Customer service
As over two thirds of Ernest Jones sales mix consists of diamonds and watches, store staff provide a high level of customer service and have detailed product knowledge. An increasing proportion of staff have undertaken training provided by the division in conjunction with the International Gemological Institute (“IGI”) or the British Horological Institute (“BHI”). The enhanced store design that was tested in 2007/08 provided a more appropriate sales environment for diamond jewellery, in particular rings, and watches.

Merchandising
In 2007/08 diamond jewellery accounted for 34% of Ernest Jones’ merchandise mix similar to the level in 2002/03. The average retail price of merchandise sold in Ernest Jones in 2007/08 was £180 (2006/07: £163) and has increased at a compound annual growth rate of 6.7% over the last five years. In 2007/08 within the diamond category the average selling price increased to £440 (2006/07: £413). The Leo Diamond range, exclusive to Ernest Jones in the UK, was further developed in 2007/08. Watch participation in the merchandise mix increased to 33% and Ernest Jones continues to develop its relationships with the leading watch distributors.

Ernest Jones merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	2007/08	2006/07	2002/03

Gold jewellery	25%	25%	25%
Watches	33%	31%	33%
Diamond jewellery	34%	35%	33%
Other jewellery	6%	6%	5%
Gifts and other	2%	3%	4%

Average selling price	£180	£163	£130

Marketing
During 2007/08 a new marketing proposition “Only at Ernest Jones” was developed and tested. This is intended to help differentiate the brand in the marketplace and emphasises the exclusive merchandise that is available, such as the Leo Diamond, the Christmas products and certain watch designs. It is intended to develop this positioning further in 2008/09.

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Business review

For most of the year the primary marketing and advertising medium employed by Ernest Jones is a series of catalogues distributed by mail and as inserts in newspapers and magazines. They are also available in all stores. In 2007/08 the quality of catalogues continued to be improved and their distribution better targeted. Increasing use is also being made of customer relationship marketing and it is planned that this will be developed further in 2008/09. There is also an Ernest Jones website, which was made transactional in September 2006. Its performance is encouraging, but its sales remain relatively small within a divisional context.

In recent years Ernest Jones has tested the effectiveness of television advertising. During Christmas 2007 a new television commercial broadcast in areas covering about 60% of the store base. The results of the trial continue to be analysed.

Store design
A more open, customer oriented store design has also been implemented for Ernest Jones. Ahead of a major refurbishment programme, an enhanced more contemporary design was developed and tested in late 2007/08. The design increased the differentiation of the brand by giving greater prominence to the Ernest Jones brand and the watch agencies, as well as providing an improved environment for selling diamond jewellery. The early results of this design have been encouraging.

Real estate
Ernest Jones’ normal refurbishment cycle is ten years and the majority of its stores are due for refit in the period 2008/09 to 2011/12 in the enhanced design. During 2007/08, 11 refits and resites were completed, including three Leslie Davis stores. At 2 February 2008 48 stores, accounting for a little over 20% of sales, traded in the more customer oriented format (3 February 2007: 38). 46 refits and resites are planned for 2008/09.

The number of Ernest Jones stores has been broadly stable over the last five years and additional sites will be added depending on the availability of suitable sites and prestige watch agencies.

Functional reviews

Customer service and human resources

Introduction
Management regards customer service as an essential element in the success of its business, and the division’s scale enables it to invest in industry-leading training. The Signet Jewellery Academy, a multi-year programme and framework for training and developing standards of capability, is operated for all store staff. It utilises a training system developed by the division called the “Amazing Customer Experience”, also known as “ACE”.

2007/08
The division further developed its ACE training programme and a complementary programme for the division’s head office has been implemented. In addition, the training programme was more closely co-ordinated with merchandising initiatives and marketing events. An ACE Index customer feedback survey, which gives a more accurate reflection of customers’ experiences, has been trialled and is being implemented.

Training
The ACE training programme was introduced in 2006/07 and was further developed during 2007/08. ACE is a flexible programme consisting of six elements that better enable store staff to meet the needs of customers. In addition to the normal training programme one day ACE workshops were introduced in 2007/08. This programme will be expanded in 2008/09. All store personnel have daily performance targets. They are given training and weekly feedback on their performance from store and field management to help them achieve these targets. Training in management skills is provided to all tiers of store operations management to support the store associate training programme and to build general management skills.

The division’s continuing programme to improve the training of its staff is reflected in the number of staff that have now passed the Jewellery Education & Training (“JET”) Level 1 qualification accredited by the National Association of Goldsmiths (“NAG”). In total 1,299 sales associates and 1,331 store managers and assistant store managers (representing 83% of store management) have achieved this qualification and the pass rate in 2007/08 was 91%. Signet now employs nearly half of all JET Level 1 qualified people that work in the UK retail jewellery industry.

In addition the division has established award winning workshops run in partnership with the IGI to increase product knowledge in the diamond category. In addition, during 2007/08 a partnership was developed with the BHI to deliver workshops that increase service levels in store and help drive the sales performance of the watch category. These courses form part of the training programme for staff hoping to achieve a JET Level 2 qualification from NAG. This qualification is particularly relevant for Ernest Jones staff.

Recruitment and retention
The division has achieved a further fall in staff turnover and at store management level it is at its lowest level for many years. This contributes to improved customer service, employee engagement and store performance levels. Management believes that improved recruitment procedures, better training programmes, the continuing development of the commission scheme, career prospects and its response to the annual staff opinion survey, have contributed to this.

Recruitment procedures, including online facilities, continue to improve the suitability of new store personnel, helping to ensure that they meet key basic requirements and are motivated to work within a jewellery store environment. Field and human resources management are responsible for the recruitment, review, training and development of sales staff, thereby ensuring consistency in operating standards and procedures throughout the business. All new store staff receive a structured induction programme that covers store operations, product knowledge and customer service. A financial reward is received upon completion.

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Business review

UK operating review (continued)

A commission-based remuneration programme first implemented in 2005/06 was developed further during 2007/08. The level of commission paid is dependent on a combination of store and individual performance.

Promotion
The division’s preferred policy is to promote store management from within the business and aim for 80% of appointments to be internal applicants. Each chain always has a number of sales staff who are qualified to advance to store management level, thus assuring the availability of newly trained managers familiar with the division’s operating standards and procedures.

Store support
In order to increase staff selling time and to improve efficiency, operating procedures are routinely reviewed to identify opportunities to enhance customer service and reduce in-store administrative tasks. The Signet intranet, which was upgraded during the year, provides a computer-based platform for improved communication between stores and head office, with sales floor and back office administrative functions being simplified and standardised through this medium. A two year programme to replace and upgrade store EPOS equipment was begun during the year. Part of the upgrade included access to the internet to allow online credit authorisations for the new branded credit card.

Head office
Management believes that successful recruitment, training and retention of divisional head office staff is important. Accordingly, structured recruitment, training and performance management systems are in place. Internal career advancement is supported by succession planning. Teamwork and service to the stores are encouraged through a performance bonus plan for head office staff, which is based on the division’s results. The implementation of a programme to drive continuous improvement, cross functional alignment and customer-focused decision making was introduced in 2007/08 and will continue through 2008/09. The programme includes back-to-the-shop-floor exercises, development workshops and e-learning.

Merchandising and purchasing

Introduction
Management believes that the division’s leading position in the UK jewellery sector is an advantage when sourcing merchandise, enabling delivery of better value to the customer. An example of this is its capacity to contract with jewellery manufacturers to assemble products, utilising directly sourced gold and diamonds. In addition, the division has the scale to utilise sophisticated merchandising systems to test, track, forecast and respond to consumer preferences.

The division retails an extensive range of merchandise including gold and silver jewellery, watches, diamond and gemstone set jewellery and gifts. As with other UK speciality retail jewellers, most gold jewellery sold is 9 carat, although sales of 18 carat gold jewellery and platinum have been increasing.

2007/08
The divisiion continued an initiative to increase the differentiation of H.Samuel and Ernest Jones in their respective marketplaces by increasing the range of exclusive merchandise stocked and by the greater use of collections. In addition the presentation of merchandise was improved by the development of new displays and the reduction in product densities through the rationalisation of merchandise ranges. In 2007/08 diamond jewellery accounted for 28% of total Signet UK merchandise mix versus 23% in 2002/03.

Other sales
Repair services account for nearly all the other sales made by the UK division and account for less than 10% of the division’s sales. Third party warranties are also sold with only the commission earned being recognised in sales.

UK division merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	2007/08	2006/07	2002/03

Gold jewellery	28%	28%	29%
Watches	29%	28%	28%
Diamond jewellery	28%	28%	23%
Other jewellery	8%	8%	7%
Gifts	7%	8%	13%

Average selling price	£68	£63	£48

Suppliers
Merchandise is purchased from a range of suppliers and manufacturers and economies of scale and buying power continued to be achieved by combining the purchases of H.Samuel and Ernest Jones. In 2007/08 the five largest of these, (four watch and one jewellery supplier), together accounted for approximately 26% of total UK division purchases, with the largest accounting for approximately 7%. Only a small percentage of merchandise is purchased on consignment (see note 13 on page 99).

Direct sourcing
The UK division also employs contract manufacturers for approximately 27% of the diamond merchandise sold, thereby achieving cost savings. Some 20% of the UK business’ gold jewellery is manufactured on a contract basis through a buying office in Vicenza, Italy.

Merchandising
Both H.Samuel and Ernest Jones employ experienced buyers who concentrate on product development, sourcing and supplier management appropriate to their particular needs. Merchandising teams work in conjunction with the buyers and focus on assortment planning, branch grading, repeat orders, inventory levels and margin management. Product category reviews are regularly carried out with a focus on increasing potential gross margin return on investment. Rigorous test marketing procedures are used to trial products, and their subsequent distribution is made strictly against rates of sale.

Each store is assigned a range of merchandise that reflects local buying patterns. Display equipment and layouts are constantly reviewed and updated, and new display formats and units that draw upon the US division’s experience have been implemented.

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Business review

Marketing and advertising

The UK division has strong and well established brands and leverages them with advertising (television, print and online), catalogues and the development of customer relationship marketing techniques. Few of its competitors have sufficient scale to utilise all these marketing methods successfully. Marketing campaigns are designed to reinforce and develop further the distinct brand identities. Both campaigns aim to expand the overall customer base and improve customer loyalty. Gross expenditure on marketing and advertising was £14.6 million (2006/07: £14.6 million) and amounted to 3.1% of sales in 2007/08 (2006/07: 3.1%) .

Real estate

Strict criteria are followed when evaluating real estate investment and management believes that the quality of its store portfolio is superior to that of many of its competitors. Nearly all the division’s stores are leased and the strength of the Group’s balance sheet and the division’s trading record makes it an attractive tenant.

The level of store capital expenditure was £9 million (2006/07: £8 million), the increase reflecting the phasing of the normal store refurbishment cycle and investment in information technology. The level of store refit is planned to be at a significantly higher level in 2008/09 due to the Ernest Jones store refurbishment cycle, and store capital expenditure is expected to increase to up to £25 million (2007/08: £9 million). The typical cost of a store refit for H.Samuel is between £200,000 and £250,000 and for Ernest Jones £250,000 to £350,000.

Recent and planned investment in the store portfolio is set out below:

Store investment

	2008/09	2007/08	2006/07
	planned

Store refurbishments and relocations	69	27	28
New H.Samuel stores	2	1	–
New Ernest Jones stores	3	–	1
Store fixed capital investment	£25m	£9m	£8m

Insurance loss replacement business

While nearly all the UK division’s sales are made directly to the consumer, management believes that Signet is the leading UK jewellery retailer in the insurance loss replacement business. This involves the settlement of insurance claims by product replacement through jewellery stores rather than by cash settlements from the insurance company. A lower gross margin is earned on these transactions than on sales to individual customers. However, the division benefits from the resulting higher level of sales, greater customer traffic in the stores and the opportunity to create and build relationships with new customers. Given its nationwide store portfolio, breadth of product range and ability to invest in systems to support the business, the division has benefited from insurance companies settling claims in this manner. In 2007/08 the proportion of sales generated from the insurance loss replacement business again increased.

Credit operations

Following a successful test in early 2007/08, the division rolled out a third party own-label credit card programme in time for the Christmas trading season. The roll out was supported by staff training. Drawing on the experience of the US division, the card offers customers a number of different credit options depending on transaction value and customer preference. The card is administered and funded by, and default risk resides with, a third party. The division pays a fee for this facility based on a percentage of the transaction value which varies dependent on which credit option is taken by the customer.

Before the launch of this initiative customers were offered an interest-free credit programme for purchases above a particular price. This offer was administered and funded by the same third party on the same basis as the new own label card. In 2007/08 approximately 3% of the division’s sales value was through one or other of these credit programmes (2006/07: 2%).

Bank credit card sales are treated as cash transactions and accounted for approximately 30% of sales during 2007/08 (2006/07: 29%).

Management tools and communications

EPOS equipment, retail management systems, purchase order management systems and merchandise planning processes are in place to support financial management, inventory planning and control, purchasing, merchandising, replenishment and distribution and can ensure replacement within 24 hours of any merchandise sold. The fourth phase of an electronic “Business To Business” communications project, developed to improve the efficiency and effectiveness of dealing with suppliers, was implemented in 2007/08.

A perpetual inventory process allows store managers to check stock by product category. These systems are designed to assist control of shrinkage, fraud prevention, financial analysis of retail operations, merchandising and inventory control.

Regulation

Various laws and regulations affect Signet’s UK operations. These cover areas such as consumer protection, consumer credit, data protection, health and safety, waste disposal, employment legislation and planning and development standards. Management monitors changes in these laws with a view to ensuring that its practices comply with legal requirements.

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Business review

Description of properties & Group employees

Description of properties

Signet attributes great importance to the location and appearance of its stores. Accordingly, in both Signet’s US and UK operations, investment decisions on selecting sites and refurbishing stores are made centrally, and strict real estate criteria are applied.

US
Substantially all of Signet’s US stores are leased. In addition to a minimum annual rental, a significant number of stores also pay turnover related rent based on sales above a specified base level. Under the terms of a typical lease, the US business is required to conform and maintain its usage to agreed standards, including meeting required advertising expenditure as a percentage of sales, and is responsible for its proportionate share of expenses associated with common area maintenance, utilities and taxes of the mall. The initial term of a mall store lease is generally ten years. At 2 February 2008 the average unexpired lease term of US leased premises was six years and some 48% of leases had terms expiring within five years. The Jared stores are normally on 20 year leases with options to extend the lease and their rents are not turnover related.

The US division leases 15% of its store locations from Simon Property Group and 14% from General Growth Management, Inc. The division has no other relationship with any lessor relating to 10% or more of its store locations.

During the past five financial years the US business generally has been successful in renewing its store leases as they expire and has not experienced difficulty in securing suitable locations for its stores. No store lease is individually material to the Group’s US operations.

A 340,000 square foot head office and distribution facility is leased in Akron, Ohio. On 2 February 2007 a new 25 year lease was entered into for this facility. On 1 January 2007 a 25 year lease was entered into for a 86,000 square foot office building next door to the head office. Over time this building will be used to accommodate the expected future growth of the head office facilities. Space surplus to the Group’s requirements in this building is currently sublet. A 19,000 square foot repair centre was opened during 2005/06 and is owned by the Group.

UK
At 2 February 2008 Signet UK traded from seven freehold premises, five premises where the lease had a remaining term in excess of 25 years and 551 other leasehold premises. The division’s stores are generally leased under full repairing and insuring leases (equivalent to triple net leases in the US). Wherever possible Signet is shortening the length of new leases that it enters into, or including break clauses in order to improve the flexibility of its lease commitments. At 2 February 2008 the average unexpired lease term of UK premises with lease terms of less than 25 years, was seven years and a majority of leases had either break clauses or terms expiring within five years. Rents are usually subject to upward review every five years if market conditions so warran t. An increasing proportion of rents are related to sales of the store, subject to a minimum annual value. For details of assigned leases and sublet premises see page 40.

At the end of the lease period, subject to certain limited exceptions, UK leaseholders generally have statutory rights to enter into a new lease of the premises on negotiated terms. As current leases expire, Signet believes that it will be able to renew leases, if desired, for present store locations or to obtain leases in equivalent or improved locations in the same general area. Signet has not experienced difficulty in securing leases for suitable locations for its UK stores. It is not believed that any of the store leases are individually material to the Group’s UK operations.

Signet owns a 255,000 square foot warehouse and distribution centre in Birmingham, where certain of the UK division’s central administration functions are based. The remainder are situated in Borehamwood, Hertfordshire where the facility is held on a 15 year lease entered into in 2005 and consists of 36,200 square foot of office space. The holding company functions are located in a 7,200 square foot office in central London, on a ten year lease which was entered into in 2005.

Distribution capacity
The US division has sufficient distribution capacity to meet its current requirements. It is planned to increase the capacity of the distribution centre in 2008/09. As a result, it is anticipated that there will be sufficient capacity to support medium term sales growth. The UK distribution centre has sufficient capacity for the anticipated future requirements of the businesses.

Trademarks and trade names
Signet is not dependent on any material patents or licenses in either the US or the UK; however, it does have several well-established trademarks and trade names which are significant in maintaining its reputation and competitive position in the jewellery retailing industry. These registered trademarks and trade names include the following in Signet’s US operations: Kay Jewelers; Jared The Galleria Of Jewelry; JB Robinson Jewelers; Marks & Morgan Jewelers; Belden Jewelers; Weisfield Jewelers; Osterman Jewelers; Shaw’s Jewelers; Rogers Jewelers; LeRoy’s Jewelers; Goodman Jewelers; Friedlander’s Jewelers; Every kiss begins with Kay; Peerless Diamond, Hearts Desire; and Perfect Partner. Trademarks and trade names include the following in Signet’s UK operations: H.Samuel; Ernest Jones; Leslie Davis; Forever Diamonds; and Perfect Partner.

The value of the Group’s trademarks and trade names are material but are not reflected on the Group’s balance sheet. Their value is maintained and increased by the Group’s expenditure on staff training, marketing and store investment.

Group employees

In 2007/08 the average number of full-time equivalent persons employed (including directors) was 17,243 (UK: 3,847; US: 13,396). The Company usually employs a limited number of temporary employees during each Christmas season.

None of Signet’s employees in the UK and less than 1% of Signet’s employees in the US are covered by collective bargaining agreements. Signet considers its relationship with its employees to be excellent.

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Business review

Key performance indicators

Choice of key performance indicators
The key performance indicators, set out on the following pages are judged by the Board to be those performance measures that are most useful in measuring the delivery of the Group’s strategy and the effective management of the business. They measure the increase in sales from the current store base, net change in new store space, total sales and operating profit growth, efficiency of the Group in its use of capital to generate operating profit and movement in net debt. The Board believes it is important to have a balance of key performance indicators which measure both operating and capital aspects of performance.

Total sales growth and operating profit growth are calculated using constant exchange rates to reflect the performance of the business rather than movements in the US dollar to pound sterling exchange rate. See table on page 37 for reconciliation to IFRS numbers. Similarly, the movement in net debt excludes exchange adjustments.

Performance targets
As the Board has as its prime objective the sustainable enhancement of business performance and shareholder value, it believes it is important to consider the Group’s achievements in the context of the economic cycle, not just on an annual basis. Therefore the targets for five of the key performance indicators (like for like sales growth, net new store space growth, total sales growth, operating profit growth and ROCE) are set over the economic cycle. This longer term horizon is also appropriate as the Group uses a five year time horizon when making store investment decisions.

Trading conditions in 2007/08 were challenging, particularly in the fourth quarter, and as a result four of the key performance targets were not achieved. However as the targets for five of the key performance indicators are set over the economic cycle it was judged inappropriate to alter the targets to reflect shorter term economic conditions. In addition, the other key performance indicator (movement in net debt) is greatly influenced by the economic environment and is set on an annual basis as part of the budgeting process. Therefore while a challenging trading environment continues it is anticipated that the annual performance will be below that targeted over a complete economic cycle.

The management structure of the Group consists of a small corporate function and significant delegation to the US and UK divisional executive committees that are responsible for matters such as retail operations, merchandising, marketing, real estate and human resource management. The Board measures the divisional performance using the same key performance indicators as for the Group.

Group targets largely reflect the goals and market position of each division rather than being driven by corporate-wide priorities. For example the performance target for new store space reflects the individual targets for the US and UK divisions.

Performance record
A five year record for each key performance indicator is given as the performance targets are set over an economic cycle and to provide a context in which to evaluate the most recent results. Whilst it is recognised that five years is unlikely to represent a full economic cycle, that period of time normally reflects a variety of macro-economic conditions.

Other performance data
While performance data is collected by management for many purposes, including training, customer service, employment, environmental monitoring, and supply chain performance, none were selected as a key performance indicator as they are reflected in the overall operating results. These and other statistical indicators are widely used in this document, in the management of the business, and in the performance appraisal of individuals.

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Business review

Key performance indicators (continued)

Like for like
sales growth

Like for like sales growth is key in determining store profitability. Over time, above industry like for like sales growth drives superior sales per store, central to achieving above average operating margins. Like for like sales growth is driven by factors external to the Group such as the:

•	level of consumer confidence, which is significantly influenced by changes in the employment market;
•	size and growth of the jewellery market;
•	competition within the sector;

and the execution of the basic retail disciplines of:
•	store operations, in particular customer service;
•	merchandising and supply chain management;
•	marketing;
•	real estate management; and
•	in the US, provision of credit.

Target: Like for like per annum sales growth of mid-single digits over the economic cycle. While the current challenging trading conditions persist the like for like sales performance is likely to be below the target level.

Definition: Annual percentage increase in sales from stores that have been opened for more than 12 months.

5 year compound annual growth 3.3%

Performance: The five year compound growth in like for like sales of 3.3% was just below target as a result of the performance in 2007/08 which reflected challenging trading conditions, particularly in the fourth quarter.

Net new store
space growth

The growth in new store space provides the potential for future profit growth and is a driver of the Group’s investment in fixed and working capital.

In the US, there is the long term potential to nearly double store space in existing formats. The constraint on growth is the availability of staff trained to the Group’s standards and the ability to secure real estate leases that satisfy the Group’s criteria. It is anticipated that about half of new store space over the next five years will consist of Jared locations.

In the UK, it is anticipated that the number of H.Samuel stores will decrease while those of Ernest Jones may increase.

While the expansion in store space is expected to increase shareholder value in the long term, it has an adverse impact on operating profit margin and return on capital employed in the short term.

Target: Increase in Group store selling space to average between 5% and 7% per annum over the economic cycle. In the current challenging trading environment the future rate of expansion in the US is anticipated to be less than in recent years, and the Group increase in space is expected to be 2%-5% in 2008/09 and 2009/10.

Definition: Percentage increase in store selling space over the prior year as at the year end.

5 year compound annual growth 6.5%

Performance: The annual new store space increase of 6.5% over the five years was in the target range. In 2007/08 US net new space growth was 10% and in the UK there was a 2% reduction.

Total sales growth
at constant exchange rates

Total sales growth gives the Group the ability to leverage central overhead expenditures. In addition, it brings the opportunities to achieve supply chain and marketing efficiencies. Total sales growth is also an important factor in the level of working capital utilised as it is a key influence on the level of inventory and US customer receivables held by the Group.

Total sales growth is dependent on the level of like for like sales growth and the sales generated by net new store space opened.

The proportion of sales derived from the US is anticipated to rise due to the level of new store space growth in the US division. The geographic mix of sales is also influenced by exchange rate movements.

Target: 7% to 10% per annum growth in Group total sales at constant exchange rates over the economic cycle. In the current economic environment total sales growth is likely to be below the target range.

Definition: Annual percentage increase in total sales at constant exchange rates (see page 34).

5 year compound annual growth 6.6%

Performance: The 6.6% annual growth in total sales over the last five years was slightly below target. The performance in 2007/08 was significantly below the target range and reflected the performance of the jewellery market as a whole.

*53 week year

32	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Operating profit growth
at constant exchange rates

Operating profit measures the surplus that the Group makes from selling jewellery, watches and other products and services. It depends on the cost of goods sold, the level of operating costs and other operating income. The most significant operating cost categories are staff, property operating lease rentals and marketing.

As many of the Group’s costs are comparatively fixed, sales per store is important in determining operating profit. To at least maintain its operating profit, the Group needs total sales growth sufficient to offset any adverse movement in gross margin and increases in operating expenses from both existing operations and new store selling space. The impact of changes in sales (either adverse or favourable) on operating profit is less in the US division than in the UK business, as certain expenses, such as staff costs and property rentals are more related to sales in the US.

Target: 7% to 9% per annum growth in Group operating profit at constant exchange rates over the economic cycle. As sales performance is a key driver of operating profit growth, the five year performance is expected to be below target until sales growth returns to its target range.

Definition: Group sales less cost of goods sold and administrative expenses; plus other operating income all at constant exchange rates (see page 34).

5 year compound annual growth 1.8%

Performance: The 1.8% compound growth in operating profit was below target, due to the 16.5% decline in 2007/08 which reflected minimal sales growth.

Return on
capital employed

ROCE measures the efficiency of the Group in using capital to generate operating profit. Variation in operating profit and assets employed are the drivers of ROCE.

As the Group operates mainly leasehold stores, inventories, US customer receivables and shop fixtures are the largest elements in the Group’s capital employed.

In the US, ROCE is adversely impacted by new store space, which in the first year of trading requires investment in inventory and receivables but normally makes only a small contribution to operating profit. In the UK, the strategy to improve store productivity should increase ROCE as little additional inventory is required.

Target: A Group ROCE of over 20% assuming the current target for new store space growth over the economic cycle. While trading conditions continue to be challenging, the five year average ROCE is anticipated to decline.

Definition: Annual Group operating profit divided by the average monthly Group capital employed for that year, expressed as a percentage.

5 year average 22.8%

Performance: The five year average ROCE of 22.8% was above target. While ROCE at 16.8% in 2007/08 was below the five year average, primarily due to the operating profit performance, it remained comfortably above the Group’s cost of capital.

Movement in net debt
excluding exchange adjustments and net changes in equity

The movement in the net debt position reflects the cash generated by operations, investment activities, payments to governments, interest and dividends. It depends on the:

•	operating performance of the business;
•	level of inventory investment;
•	proportion of sales made on the in-house credit card and the average monthly collection rate of the credit balances;
•	timing of payments to creditors;
•	rate of space expansion;
•	level of store refurbishment and relocations, and the purchases or disposals of other assets;
•	level of tax payments made;
•	interest paid; and
•	dividends paid.

Target: In 2007/08, for movement in net debt to increase by $70 million to $110 million. For 2008/09, net debt is anticipated to increase between $40 million and $80 million, subject to the general economic uncertainties. The expected reduced cash outflow reflects the planned slower rate of US space growth and lower tax payments.

Definition: Movement in net debt excluding exchange adjustments and changes in equity.

5 year average $(23.4) million

Performance: The cash outflow in 2007/08 of $120.6 million was above target due to the sales performance in the fourth quarter.

*53 week year

Signet Group plc Annual Report & Accounts year ended 2 February 2008	33

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Business review

Key performance indicators (continued)

Below are the definitions of the key performance indicators:

Like for like sales growth
Like for like sales growth is determined by comparison of sales in stores that were open in both the current and the prior year. Sales from stores that have been open for less than 12 months are excluded from the comparison until their 12 month anniversary. Sales from the 12 month anniversary onwards are compared against the equivalent prior period sales within the like for like sales comparison. Stores closed in the current financial period are included up to the date of closure and the comparative period is correspondingly adjusted. Stores that have been relocated or expanded, but remain within the same local geographic market, are included within the comparison with no adjustment to either the current or comparative period. Stores that have been refurbished are also included within the comparison except for the period when the refurbishment is taking place, when those stores are excluded from the comparison both for the current year and for the comparative period. Comparisons at divisional level are made in local currency and consolidated Group comparisons are made at constant exchange rates and exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the weighted average exchange rate for the current period.

Net new store space growth
Net new store space growth is the percentage increase in store selling space over the prior year measured as at the year end. Store selling space is the area that is open to the consumer and excludes staff rest areas, storage areas and unused space. All stores open on the last day of the financial year are included in the calculation.

Total sales growth
Total sales growth is the annual percentage increase in sales at constant exchange rates. See Principal accounting policies (d) Revenue recognition on page 86 for a definition of sales. The Group comparison is made at constant exchange rates and excludes the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the weighted average exchange rate for the current period. See below for a reconciliation between the reported amounts and the growth at constant exchange rates.

Operating profit growth
Operating profit growth is the annual percentage increase in operating profit at constant exchange rates. Operating profit is the total Group sales less cost of sales and administrative expenses; plus other operating income, all at constant exchange rates. Cost of sales and administrative expenses are defined on page 87. See below for a reconciliation between the reported amounts and the growth at constant exchange rates.

Return on capital employed
ROCE is calculated by dividing the annual operating profit by the average monthly capital employed for that year, expressed as a percentage. The monthly values are extracted from the monthly management accounts. See above for a definition of operating profit. Capital employed includes intangible assets, property, plant and equipment, other non-current receivables, inventories, trade and other receivables; less trade and other payables, deferred income and retirement benefit obligations.

Movement in net debt
Movement in net debt is defined as the difference between net debt at the end of the period and that at the beginning of the period excluding exchange adjustments, and the net movement in equity capital (proceeds from issue of shares less purchase of own shares).

Impact of constant exchange rates

					Growth at
	At	At 2007/08	Growth at	Impact of	constant
	reported	exchange rates	reported	exchange rate	exchange rates
	exchange rates	(non-GAAP)	exchange rates	movement	(non-GAAP)
	$m	$m	%	%	%

Sales:
2003/04	2,697.2	2,856.6	10.6	(3.2)	7.4
2004/05	3,004.8	3,075.9	11.4	(3.7)	7.7
2005/06	3,154.1	3,248.1	5.0	0.6	5.6
2006/07*	3,559.2	3,617.1	12.8	(1.4)	11.4
2007/08	3,665.3	3,665.3	3.0	(1.7)	1.3

5 year compound annual growth			8.4		6.6

Operating profit:
2003/04	341.2	361.6	15.0	(2.5)	12.5
2004/05	395.3	405.1	15.8	(3.8)	12.0
2005/06	374.7	383.0	(5.2)	(0.5)	(5.5)
2006/07*	416.2	421.9	11.1	(0.9)	10.2
2007/08	351.3	351.3	(15.6)	(1.1)	(16.7)

5 year compound annual growth			3.4		1.8

* 53 week year.

34	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Group financial review
for the 52 weeks ended 2 February 2008

	2007/08	2007/08	2006/07 *	2006/07	2005/06	2005/06
	$m	%	$m	%	$m	%

Sales
US	2,705.7	73.8	2,652.1	74.5	2,308.8	73.2
UK	959.6	26.2	907.1	25.5	845.3	26.8

Total	3,665.3	100.0	3,559.2	100.0	3,154.1	100.0

Operating profit
US	262.2	78.6	326.7	81.5	300.7	83.4
UK	105.1	31.5	103.4	25.8	88.4	24.5
Group function	(16.0)	(4.8)	(13.9)	(3.5)	(14.4)	(4.0)

	351.3	105.3	416.2	103.8	374.7	103.9
Net finance charge	(17.8)	(5.3)	(15.4)	(3.8)	(14.0)	(3.9)

Profit before tax	333.5	100.0	400.8	100.0	360.7	100.0

* 53 week year.

Reporting currency
Over 70% of the Group’s sales, operating profit and net assets, including predominantly all of its borrowings, are denominated in US dollars. Therefore from the start of its fiscal year on 4 February 2007 the Group commenced reporting in US dollars (including comparatives and the five year record), to better reflect its underlying performance. The functional currency of the Company changed to US dollars on 5 February 2007.

Introduction
The Group’s sales are seasonal with the first and second quarter both normally slightly more than 20% of annual sales, the third quarter a little under 20% and the fourth quarter accounting for about 40% of sales, with December being by far the most important month of the year. Due to operating leverage the operating profit of the Group is even more seasonal, with nearly all the UK division’s, and a little over 50% of the US division’s, operating profit occurring in the fourth quarter. Group costs occur broadly evenly during the year, while net financing costs are higher in the second half of the year reflecting the peak in working capital requirements ahead of the key Christmas trading period.

The key drivers of operating profitability are the:

•	rate of sales growth;
•	balance between like for like sales growth and sales from new store space;
•	achieved gross margin;
•	level of cost increases experienced by the Group; and
•	movements in the US dollar to pound sterling exchange rate, as the minority of the Group’s profits are generated in the UK and the Group has reported its results in US dollars.

The gross margin percentage in retail jewellery is above the average for speciality retailers, reflecting the slow inventory turn. The trend in gross margin depends on Signet’s pricing policy, movements in the cost of goods sold, changes in sales mix and the direct cost of providing services such as repairs.

In general, the gross margin percentage on gold jewellery is above that of diamond jewellery, whilst that of watches and gift products is normally below that of diamond jewellery. Within the diamond jewellery category the gross margin percentage varies depending on the proportion of the merchandise cost accounted for by the value of the diamonds; the greater the proportion, the lower the gross margin percentage. In addition, the gross margin percentage of a Jared is slightly below the mall brands, although at maturity the store contribution percentage of a Jared site is similar to that of a mall store. A change in merchandise mix will therefore have an impact on the Group’s UK and US division’s gross margin percentage and a change in the proportion of sales from Jared will have an impact on the gross margin percentage of both the US division and Group. In the US division the growth of Jared and the increase in sales of higher value diamonds, both of which are helping to drive like for like sales growth, means that the US gross margin percentage is expected to show a small decline in most years.

The cost of goods sold used to arrive at gross profit takes into account all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets. The classification of distribution and selling costs under IFRS varies from company to company and therefore the gross profit percentage may not be comparable from one company to another.

To maintain the operating profit margin, the Group needs to achieve like for like sales growth sufficient to offset any adverse movement in gross margin, the increase in operating costs (including the net bad debt charge) and the impact of immature selling space. Like for like sales growth above the level required to offset the factors outlined above, allows the Group to achieve leverage of its fixed cost base and improve operating margin; slower sales growth results in reduced operating margin. There are not any known trends or uncertainties in future rent or amortisation expenses that could materially affect operating results or cash flows.

Signet’s target of 8% – 10% net new store space growth in the US, with a slight decline in space in the UK, means lower like for like sales growth is required in the UK than in the US to maintain operating margin. As the planned new space growth of about 5% in the US in

Signet Group plc Annual Report & Accounts year ended 2 February 2008	35

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Business review

Group financial review (continued)

2008/09 is below that achieved in 2006/07 and 2007/08, a lower rate of like for like sales growth would be required to maintain the US operating margin than has recently been the case.

The impact on operating profit of sales variances (either adverse or favourable) is less in the US division than the UK, as certain variable expenses such as turnover-related rent and staff incentives account for a higher proportion of costs in the US business than in the UK division. The impact on operating profit of a sharp increase or decrease in like for like sales performance is marked. This is particularly the case if the change in sales growth is unexpected and occurs in the fourth quarter.

A key factor in driving operating margin is the level of average sales per store, with higher productivity allowing leverage of expenses both in store and in central functions.

Movements in the US dollar to pound sterling exchange rate have an impact on the reported results of the Group as the UK division’s results are translated into US dollars. A one cent movement in the exchange rate impacts profit before tax by some $0.4 million. The Board believes it is inappropriate to hedge this exposure as the UK division’s sales and costs are denominated in pounds sterling.

52 weeks ended 2 February 2008

2007/08 was a 52 week year and the comparable period was the 53 weeks to 3 February 2007. To demonstrate better the underlying trends within the business, percentage changes of sales at constant exchange rates and like for like sales, use the 52 weeks to 3 February 2007 as the comparable period. Total Group sales rose to $3,665.3 million (2006/07: $3,559.2 million), up by 3.0% on a reported basis and 3.2% on a 52 week constant exchange rate basis (see page 37). Group like for like sales were down by 0.7% and net new store space contributed 3.9% .

Group operating margin decreased to 9.6% (2006/07: 11.7%), reflecting a decline in the US division and an increased operating margin in the UK division after adjusting for the impact of the 53rd week in 2006/07, (see table opposite). Group operating profit fell to $351.3 million (2006/07: $416.2 million), down by 15.6% on a reported basis and by 15.9% on a 52 week constant exchange rate basis (see page 37).

Net financing costs amounted to $17.8 million (2006/07: $15.4 million), the increase being primarily due to incremental borrowing as a result of the share buyback programme commenced in 2006/07 and which was completed in the first quarter of 2008/09.

Group profit before tax decreased to $333.5 million (2006/07: $400.8 million), down by 16.8% on a reported basis and by 17.4% on a 52 week constant exchange rate basis (see page 37). The 53rd week contributed some $3.2 million to profit before tax in 2006/07. Profit for the financial period fell by 19.1% to $215.2 million (2006/07: $266.0 million), a decrease of 19.7% on a 52 week constant exchange rate basis (see page 37). Basic earnings per share was 12.6 cents (2006/07: 15.4 cents), down by 18.2% on a reported basis and by 18.7% on a constant exchange rate basis (see page 37).

Sales

Components of 2007/08 sales growth
	US %	UK %	Group %

Like for like on a 52 week basis	(1.7)	2.0	(0.7)
Change in net new store space	5.8	(1.1)	3.9
Exchange translation	–	6.5	1.7

Total sales growth on a 52 week basis	4.1	7.4	4.9
Impact of 53rd week in 2006/07	(2.1)	(1.6)	(1.9)

Total sales growth as reported	2.0	5.8	3.0

US
Like for like sales growth slowed in the first nine months of 2007/08 to 2.7%, with the gift giving events of Valentine’s Day and Mother’s Day being disappointing. The very important fourth quarter was particularly difficult with like for like sales declining by 8.6%, resulting in a full year decline of 1.7% . The contribution from new store space was 5.8% and the 53rd week in 2006/07 was adverse by 2.1% . Total sales as reported rose by 2.0% (see table above).

UK
Like for like sales growth was 2.0%, an encouraging performance in an increasingly challenging marketplace. As in the US, performance in the first nine months of 2007/08 was stronger at 4.7%, but became more difficult in the fourth quarter with like for like sales declining by 1.7% . The impact of changes in net new store space was a decrease of 1.1%, foreign exchange movements increased reported sales by 6.5% and the 53rd week in 2006/07 was adverse by 1.6% (see table above). Total sales as reported increased by 5.8% .

Operating profit

Operating margin movement
	US %	UK %	Group %

2006/07 margin	12.3	11.4	11.7
Impact of 53rd week	0.2	(0.2)	0.1

	12.5	11.2	11.8
Gross margin	(0.3)	(0.6)	(0.4)
Expenses	(1.9)	0.4	(1.4)
New store space	(0.6)	–	(0.4)

2007/08 margin	9.7	11.0	9.6

US
The operating margin in the US division was 9.7% (2006/07: 12.3%) . This reflected deleverage of 190 basis points due to the like for like sales decline, the impact of additional immature space of 60 basis points, an adverse movement in gross margin percentage of 30 basis points and the impact in 2006/07 of the 53rd week of 20 basis points (see table above). Administrative expenses (see definition page 87) increased reflecting the resources required to support the growth of the division. The ratio of net bad debt to sales deteriorated to 3.4% (2006/07: 2.8%) but was largely offset by additional income on the receivables portfolio due to the lower monthly collection rate. Operating profit was $262.2 million (2006/07: $326.7 million), down by 19.6% on a 52 week basis (see page 37) and 19.7% as reported.

36	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

UK
The operating margin in the UK division was 11% (2006/07: 11.4%) . The division’s gross margin was down by 60 basis points, primarily caused by changes in mix due to the strong performance of the watch category, some impact from commodity costs and an increasing proportion of sales from Ernest Jones. A tight control of costs was maintained and resulted in a 40 basis point benefit to operating margin but the benefit to 2006/07 of the 53rd week had an adverse impact of 20 basis points (see table on page 36). Operating profit increased 1.6% to $105.1 million (2006/07: $103.4 million). The benefit of the 53rd week on operating profit was about $3.3 million and on a 52 week constant exchange rate basis operating profit was little changed. Administrative costs in the UK increased on a reported basis due to the movement in the US$/pound sterling exchange rate but were little changed as a percentage of sales.

Group costs
Group central costs amounted to $16.0 million (2006/07: $13.9 million) reflecting the impact of exchange translation movements and higher professional fees.

Taxation
The charge of $118.3 million (2006/07: $134.8 million) represents an effective tax rate of 35.5% (2006/07: 33.6%) . The rate is lower than indicated in the third quarter results due to the change in the mix of profit between the US and UK businesses and a more favourable resolution of certain prior year tax positions. It is anticipated that, subject to the outcome of various uncertain tax positions, the Group’s effective tax rate in 2008/09 will be at a similar level to the reported rate in 2007/08.

Return on capital employed
The Group’s ROCE was 16.8% (2006/07: 22.8%) . In the US the ROCE was 14.9% (2006/07: 21.5%) reflecting lower operating profits and the additional investment in a 10% increase in net new store space. US capital employed included in-house credit card debtors of $840.2 million at 2 February 2008 ($778.9 million at 3 February 2007). In the UK there was a decrease to 29.9% (2006/07: 32.7%) .

Depreciation, amortisation and capital expenditure
Depreciation and amortisation charges were $114.1 million (2006/07: $98.4 million), representing $72.1 million (2006/07: $61.3 million) in the US and $42.0 million (2006/07: $37.1 million) in the UK. Capital expenditure in the US was $111.1 million (2006/07: $101.1 million) and in the UK was $29.3 million (2006/07: $23.3 million). Capital expenditure in the US is primarily due to the rate of new store space growth while that of the UK reflected the number of stores refurbished and the phased replacement of the EPOS System. Capital expenditure in 2008/09 is expected to be about $140 million as a result of an anticipated decrease in the rate of space growth in the US and a planned increase in refurbishments in the UK.

Impact of constant exchange rates and 53rd week
The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout this Annual Report & Accounts. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period and earnings per share at constant exchange rates and the impact of the 53rd week in 2006/07, including a reconciliation to the Group’s GAAP results, is analysed below.

						2007/08			2007/08
					2006/07on	52 week		2006/07on	52 week
			Growth		52 week basis	growth		52 week basis	growth
			at actual		at actual	at actual	Impact of	at constant	at constant
			exchange	Impact of	exchange rates	exchange rates	exchange rate	exchange rates	exchange rates
	2007/08	2006/07	rates	53rd week	(non-GAAP)	(non-GAAP)	movement	(non-GAAP)	(non-GAAP)
	$m	$m	%	$m	$m	%	$m	$m	%

Sales by origin and
destination:
UK	959.6	907.1	5.8	(13.2)	893.9	7.4	57.0	950.9	0.9
US	2,705.7	2,652.1	2.0	(52.2)	2,599.9	4.1	–	2,599.9	4.1

	3,665.3	3,559.2	3.0	(65.4)	3,493.8	4.9	57.0	3,550.8	3.2

Operating profit:
UK – Trading	105.1	103.4	1.6	(3.3)	100.1	5.0	6.4	106.5	(1.3)
– Group function	(16.0)	(13.9)	n/a	–	(13.9)	n/a	(0.9)	(14.8)	n/a

	89.1	89.5	(0.4)	(3.3)	86.2	3.4	5.5	91.7	(2.8)
US	262.2	326.7	(19.7)	(0.5)	326.2	(19.6)	–	326.2	(19.6)

	351.3	416.2	(15.6)	(3.8)	412.4	(14.8)	5.5	417.9	(15.9)

Profit before tax	333.5	400.8	(16.8)	(3.2)	397.6	(16.1)	6.1	403.7	(17.4)

Profit for the financial period	215.2	266.0	(19.1)	(2.1)	263.9	(18.4)	4.3	268.2	(19.7)

Earnings per share	12.6c	15.4c	(18.2)	(0.1)c	15.3c	(17.5)	0.2c	15.5c	(18.7)

Signet Group plc Annual Report & Accounts year ended 2 February 2008	37

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Business review

Group financial review (continued)

Dividends
In November 2007 an interim dividend of 0.96 cents per share was paid (2006/07: 0.4434p) . The Board is recommending to shareholders a final dividend of 6.317 cents (2006/07: 6.317 cents) per share for 2007/08, which, subject to shareholder approval, is to be paid on 3 July 2008 to those shareholders on the register of members at close of business on 23 May 2008. This represents an increase in the total dividend for the year of 1.6% converting the interim dividend paid in 2006 at the US dollar pound sterling rate from Reuters at 4.00 p.m. on 3 November 2006. The US dollar to pound sterling rate used to convert the 6.317 cents dividend per share for payment to shareholders who elect to receive a pound sterling dividend, will be the rate as derived from Reuters at 4.00 p.m. on the record date of 23 May 2008.

Given the substantial increase in economic and financial sector uncertainties, the Board will continue to evaluate the dividend policy in the light of the needs of the business, taking into consideration the significant competitive advantages of a strong balance sheet and financial flexibility. Account will also be taken of the primary stock market listing of the Company.

Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses, less unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 2 February 2008, after taking into account the subsequently recommended final dividend of 6.317 cents per share (2006/07: 6.317 cents per share), the holding company had distributable reserves of $283.2 million (3 February 2007: $199.0 million).

In order to make further distributions in excess of this figure, the holding company would first need to receive dividends from its subsidiaries. In addition to restrictions imposed at the time of the 1997 capital reduction on the distribution of dividends received from subsidiaries, the payments of dividends from other tax jurisdictions may not be tax efficient. Furthermore, there may be other reasons why dividends may not be paid by subsidiaries to the holding company.

Liquidity and capital resources

It is the objective of the Group to maintain a strong balance sheet, after implementing its 8% – 10% new store space growth strategy in the US, the continuing programme of store refurbishments and relocations on both sides of the Atlantic, payment of dividends, and any repurchase of shares. Factors which could affect this objective would be the acquisition of a business or a change in the Group’s distribution policy to shareholders or if there was a variation in the operating performance of the Group.

The cash flow performance of the Group depends on a number of factors, such as the:

•	operating performance of the business;
•	rate of space expansion, which influences both fixed and working capital investment;
•	level of store refurbishment and relocations;
•	level of inventory investment; and
•	proportion of US sales made on the in-house credit card and the average monthly collection rate of the credit balances.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the additional investment required to fund sales in the US utilising the in-house credit card.

In years when the rate of new store space expansion in the US is below the planned 8% – 10% range, the Group will have reduced levels of investment in fixed and working capital. The level of store refurbishment and relocation varies from year to year and fixed capital investment will reflect these changes. In 2007/08 the decline in profits meant that there was a cash outflow of $120.6 million (2006/07: $30.7 million) before exchange adjustments and the repurchase of shares amounting to $29.0 million (2006/07: $63.4 million) and proceeds from the issue of shares of $6.0 million (2006/07: $7.7 million).

The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of its business. As inventory is purchased for the Christmas season there is a working capital outflow which reaches its highest levels in late autumn. This position then reverses over the key selling period of November and December. The working capital needs of the business are then relatively stable from January to August. The rough diamond sourcing initiative will require the Group to hold an element of its inventory for approximately an additional 60 days. The timing of the payment of the final dividend, normally in July, is also material to working capital requirements during the year.

The Board considers that the capital resources currently available are sufficient for both its present and near term requirements. A description of the main credit facilities of the Group are given in the next section, “Net debt”.

In 2007/08 cash generated from operations amounted to $294.7 million (2006/07: $346.4 million) after funding a working capital increase of $171.0 million (2006/07: $173.5 million), principally as a result of the growth of space in the US division and slightly higher than planned inventory at the year end. It is anticipated that in 2008/09 there will be a further increase in the level of working capital due to planned US store openings however, this is expected to be significantly less than in 2007/08. Interest of $29.8 million (2006/07: $31.4 million) and tax of $128.5 million (2006/07: $130.1 million) were paid. Net cash flows from operating activities was $136.4 million (2006/07: $184.9 million).

Group capital expenditure was $140.4 million (2006/07: $124.4 million). The level of capital expenditure was some 1.2 times the depreciation and amortisation charge of $114.1 million (2007/08: $98.4 million). Equity dividends of $123.9 million (2006/07: $108.7 million) were paid, and $29.0 million (2006/07: $63.4 million) was utilised to repurchase shares. $6.0 million (2006/07: $7.7 million) was received from the proceeds of issuing shares. The increase in net debt before exchange adjustment was $143.6 million (2006/07: $86.4 million). In 2008/09, subject to the general economic uncertainty, the increase in net debt is expected to be between $40 million and $80 million before exchange adjustments and movements in equity, reflecting a similar level of capital expenditure, lower investment in working capital and an anticipated decrease in tax payments.

38	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Net debt
Net debt at 2 February 2008 was $374.6 million (3 February 2007: $233.2 million). Group gearing at the year end was 20.7% (3 February 2007: 13.4%) .

In October 2007 the Group entered into a 364 day $200m Series 2007 asset backed variable funding note conduit securitisation facility for general corporate purposes. Under this securitisation, interests in the US receivables portfolio are sold to Bryant Park, a conduit administered by HSBC Securities (USA) Inc. This facility has not been utilised.

On 30 March 2006 Signet entered into a US Private Placement Note Term Series Purchase Agreement (“Note Purchase Agreement”) which was funded largely from US insurance sector institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95% due 2013; Series (B) $150 million 6.11% due 2016 and Series (C) $130 million 6.26% due 2018. The aggregate issuance was $380 million and the funding date was 23 May 2006. The proceeds from this debt issuance were used to refinance the maturing securitisation programme of $251.0 million which ended in November 2006 and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt. The principal financial covenants on this Note Purchase Agreement are identical to the Group’s $390 million multi-currency revolving credit facility which are as follows:

1.	the ratio of Consolidated Net Debt to Consolidated EBITDA (Earning Before Interest, Tax, Depreciation and Amortisation) shall not exceed 3:1;

2.	Consolidated Net Worth (total net assets) shall not fall below £400 million; and

3.	the ratio of EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

On 28 September 2004 Signet entered into a $390 million unsecured multi-currency five year revolving credit facility agreement (the “Facility Agreement”). Under the Facility Agreement, a syndicate of banks made facilities available to the Group in the form of multi-currency cash advances and sterling acceptance credits on, inter alia, the following terms:

•	the Facility Agreement bears a maximum margin of 0.55% above LIBOR, though the margin may be lower dependent upon the performance of the Group. Since the commencement of the facility the margin has been 0.40% above LIBOR; and

•	the Facility Agreement is guaranteed by the Group’s principal holding and operating subsidiaries.

The continued availability of the Facility Agreement is conditional upon the Group achieving certain financial performance criteria (see above). It also has certain provisions which are customary for this type of agreement, including standard “negative pledge” and “pari passu” clauses. At 2 February 2008 and 9 April 2008 the amount outstanding under the Facility Agreement was $nil.

It is the policy of the Group to enter into interest rate protection agreements in respect of at least 75% of its forecast US dollar borrowings. At 2 February 2008 the interest rate of 72% of forecast US dollar borrowings for 2008/09 was capped effectively at 6.1% .

Pensions
The Group has one defined benefit plan (the “Group Scheme”) for UK based staff, which was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The IAS 19 present value of obligations of the Group Scheme decreased by $4.2 million (2006/07: increase of $6.9 million) the largest movement being an actuarial gain of $15.1 million (2006/07: actuarial gain of $32.5 million). The market value of the Group Scheme’s assets decreased by $13.5 million (2006/07: increased by $38.0 million). As a result there was a retirement benefit deficit on the balance sheet of $5.6 million (3 February 2007: $3.7 million asset) before a related deferred tax asset of $1.6 million (3 February 2007: $1.2 million liability). The triennial actuarial valuation was carried out as at 5 April 2006. There was a surplus and as a result no additional contributions were required as part of a recovery plan to eliminate a deficit.

The cash contribution to the Group Scheme in 2007/08 was $7.2 million (2006/07: $6.8 million), and the Group expects to contribute some $7.4 million in 2008/09.

Contractual obligations as at 2 February 2008

	Less than	Between one	Between three	More than	Total
	one year	and three years	and five years	five years	$m

Long term debt obligations	–	–	–	380.0	380.0
Operating lease obligations	299.0	541.2	460.4	1,227.8	2,528.4
Purchase obligations	56.7	–	–	–	56.7
Fixed interest and commitment fee payments	23.9	47.0	46.5	459.8	577.2
Creditors falling due after one year	–	–	–	38.1	38.1
Current tax	79.5	–	–	–	79.5

Total	459.1	588.2	506.9	2,105.7	3,659.9

(1)	As at 2 February 2008 the Group had no significant outstanding floating rate indebtedness.
(2)	The expected Group pension contribution to the Group Scheme has been excluded from the table as have obligations for subsequent years. The Group expects to contribute some $7.4 million in 2008/09.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	39

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Business review

Group financial review (continued)

Contingent property liabilities
Approximately 130 UK property leases had been assigned by the Group up to 2 February 2008 (and remained unexpired and occupied by assignees at that date) and approximately 26 additional properties were sub-let at that date. Should the assignees or sub-tenants fail to fulfil any obligations in respect of those leases or any other leases which have at any other time been assigned or sub-let, the Group or one of its UK subsidiaries may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the income statement as it arises, has not been material.

Contractual obligations
Long term debt obligations comprise borrowings with an original maturity of greater than one year. Purchase obligations comprise contracts entered into for the forward purchase of gold and US dollars with an original maturity of greater than one year. These contracts are taken out to manage market risks. It is expected that operating commitments will be funded from future operating cash flows and no additional facilities will be required to meet these obligations.

Prior year review 53 weeks ended
3 February 2007

The prior year review for the 53 weeks ended 3 February 2007 has been restated into US dollars, having been originally published in pounds sterling.

Total Group sales rose to $3,559.2 million (2005/06: $3,154.1million), up by 12.8% on a reported basis and 11.5% at constant exchange rates (see page 41). On a 52 week basis Group like for like sales were up by 5.4% and net new store space contributed 4.5% . The 53rd week contributed 1.6% to sales in 2006/07 (see table opposite).

Group operating margin decreased to 11.7% (2005/06: 11.9%), reflecting a decline in the operating margin of the US division and an increase in that of the UK division (see table opposite). The 53rd week contributed some $3.4 million to operating profit in 2006/07. Group operating profit increased to $416.2 million (2005/06: $374.7 million), up by 11.1% on a reported basis and 10.1% at constant exchange rates (see page 41), as total sales growth more than compensated for the decline in operating margin.

Net financing costs amounted to $15.4 million (2005/06: $14.0 million), the increase being primarily due to the transition from a securitised borrowing facility to the new private placement note facility and incremental borrowing as a result of the share buyback programme offset by the movement in the US dollar/pound sterling exchange rate.

Group profit before tax increased to $400.8 million (2005/06: $360.7 million), up by 11.1% on a reported basis and 10.1% at constant exchange rates (see page 41). The 53rd week contributed some $3.4 million to profit before tax in 2006/07. Profit for the financial period increased by 13.0% to $266.0 million (2005/06: $235.4 million), an increase of 11.9% at constant exchange rates (see page 41). Basic earnings per share was 15.4 cents (2005/06: 13.6 cents), up by 13.2% on a reported basis and 12.4% at constant exchange rates (see page 41).

Sales

Components of 2006/07 sales growth
	US %	UK %	Group %

Like for like on a 52 week basis	7.0	1.1	5.4
Change in net new store space	6.2	0.1	4.5
Exchange translation	–	4.6	1.3
Impact of 53rd week	1.7	1.5	1.6

Total sales growth	14.9	7.3	12.8

US
Like for like sales for the US division increased by 7.0% on a 52 week basis, and total US dollar sales by 14.9% . The US division had a consistent performance throughout the year. The contribution from new store space was 6.2% and the impact of the 53rd week was 1.7% (see table above). Total reported sales grew by 14.9% .

UK
The UK business saw sales stabilise in 2006/07 after a sharp deterioration in 2005/06. The strategy of increasing diamond participation continued to drive improvements in performance indicators such as average selling price, with the volume of transactions reduced. On a 52 week basis like for like sales increased by 1.1%, the impact of changes in net new store space was 0.1%, the impact of exchange rate movements was 4.6% and the 53rd week 1.5% (see table above). Total sales increased by 7.3% .

Operating profit

Operating margin movement
	US %	UK %	Group %

2005/06 margin	13.0	10.5	11.9
Gross margin	(0.7)	0.3	(0.5)
Expenses	0.7	0.4	0.7
New store space	(0.5)	–	(0.3)
Impact of 53rd week	(0.2)	0.2	(0.1)

2006/07 margin	12.3	11.4	11.7

US
The operating margin in the US division was 12.3% (2005/06: 13.0%) . Leverage of 70 basis points from like for like sales growth partly offset the impact of additional immature space of 50 basis points as well as the adverse movement in gross margin percentage of 70 basis points and the impact of the 53rd week of 20 basis points (see table above). Administrative expenses (see definition page 87) increased reflecting the resources required to support the growth of the division. The ratio of net bad debt to sales improved a little to 2.8% (2005/06: 3.0%) . Operating profit was $326.7 million (2005/06: $300.7 million), up by 8.6% . The commencement of television advertising for Valentine’s Day 2007 in the last week of 2006/07, with the related sales benefit occurring in 2007/08, meant that the 53rd week did not contribute to operating profit.

UK
The division’s gross margin increased by 30 basis points, the benefit from advantageous hedging positions and selective price increases more than offsetting higher commodity costs. The actions taken to reduce costs in 2005/06 benefited the business throughout 2006/07

40	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

and resulted in a 40 basis point improvement in operating margin (see table on previous page). Administrative costs in the UK were little changed due to cost savings implemented at the start of the year. The operating margin at 11.4% was up on last year (2005/06: 10.5%) . Operating profit rose by 17.0% to $103.4 million (2005/06: $88.4 million) on a reported basis and 12.0% at constant exchange rates. The impact of the 53rd week on operating profit was about $3.4 million.

Group costs
Group central costs amounted to $13.9 million (2005/06: $14.4 million, including a property provision of $1.3 million).

Taxation
The charge of $134.8 million (2005/06: $125.3 million) represents an effective tax rate of 33.6% (2005/06: 34.7%) . The rate is lower than previously indicated due to the tax treatment of share options and the favourable resolution of certain prior year tax positions during the year. It is anticipated that, subject to the outcome of various uncertain tax positions, the Group’s effective tax rate in 2007/08 may increase to a level of up to 37%, this being an approximation to the underlying effective tax rate for the Group.

Return on capital employed
The Group’s ROCE was 22.8% (2005/06: 22.4%) . In the US the ROCE was 21.5% (2005/06: 22.4%) reflecting the additional investment in an 11% increase in net new store space. In the UK there was an increase to 32.7% reflecting high leverage of capital employed (2005/06: 26.6%) . US capital employed included in-house credit card debtors of $779.3 million at 3 February 2007 ($677.4 million at 28 January 2006).

Depreciation, amortisation and capital expenditure
Depreciation and amortisation charges were $98.4 million (2005/06: $83.2 million), $61.3 million (2005/06: $51.3 million) in the US and $37.1 million (2005/06: $31.9 million) in the UK. Capital expenditure in the US was $101.1 million (2005/06: $88.4 million) and in the UK was $23.3 million (2005/06: $48.2 million). The additional capital expenditure in the US is primarily due to the increase in the rate of new store space growth. The decrease in the UK reflected a lower level of expenditure in line with the fluctuations in the number of stores due to be refurbished. Capital expenditure in 2007/08 is expected to be in the range of $167.5 million to $187.2 million reflecting a further increase in the number of new stores opened in the US and a planned increase in relocations and new store openings in the UK.

Impact of constant exchange rates and 53rd week
The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout this Annual Report & Accounts. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period and earnings per share at constant exchange rates and the impact of the 53rd week, including a reconciliation to the Group’s GAAP results, is analysed below.

													2006/07
													52 weeks		52 week
								2005/06		Growth			basis		growth
					Growth	Impact of		at constant		at constant			at constant		at constant
					at actual	exchange		exchange		exchange			exchange		exchange
					exchange	rate		rates		rates	Impact of		rates		rates
	2006/07		2005/06		rates	movement		(non-GAAP)		(non-GAAP)	53rd week		(non-GAAP)		(non-GAAP)
	$m		$m		%	$m		$m		%	$m		$m		%

Sales by origin and destination:
UK	907.1		845.3		7.3	37.6		882.9		2.7	(13.7)		893.4		1.2
US	2,652.1		2,308.8		14.9	–		2,308.8		14.9	(39.1)		2,613.0		13.2

	3,559.2		3,154.1		12.8	37.6		3,191.7		11.5	(52.8)		3,506.4		9.9

Operating profit:
UK – Trading	103.4		88.4		17.0	3.9		92.3		12.0	(3.4)		100.0		8.3
– Group function	(13.9)		(14.4)		–	(0.6)		(15.0)		–	–		(13.9)		n/a

	89.5		74.0		20.9	3.3		77.3		15.8	(3.4)		86.1		11.4
US	326.7		300.7		8.6	–		300.7		8.6	–		326.7		8.6

	416.2		374.7		11.1	3.3		378.0		10.1	(3.4)		412.8		9.2

Profit before tax	400.8		360.7		11.1	3.5		364.2		10.1	(2.8)		398.0		9.3

Profit for the financial period	266.0		235.4		13.0	2.2		237.6		11.9	(1.7)		264.3		11.2

Earnings per share	15.4	c	13.6	c	13.2	0.1	c	13.7	c	12.4	(0.2	c)	15.2	c	10.9

Signet Group plc Annual Report & Accounts year ended 2 February 2008	41

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Group financial review (continued)

Dividends
In November 2006 an interim dividend of 0.4434p per share was paid (2005/06: 0.4125p) . The Board is recommending to shareholders a final dividend of 6.317 cents (2005/06: 2.8875p) per share for 2006/07, which, subject to shareholder approval, is to be paid on 6 July 2007 to those shareholders on the register of members at close of business on 1 June 2007. Based on the exchange rate on 17 April 2007, this represents an increase in the total dividend for the year of 9.1% . The US dollar to pound sterling rate used to convert the 6.317 cents dividend per share for payment to shareholders who elect to receive a pound sterling dividend will be the rate as derived from Reuters at 4.00 pm on the record date of 1 June 2007. A letter sent on 18 April 2007 to shareholders on the register asked whether they wished to receive this and future dividends in US dollars or pounds sterling.

Future distribution policy will continue to take account of earnings, cash flow, gearing, and the needs of the business.

Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses, less unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 3 February 2007, after taking into account the subsequently recommended final dividend of 6.317 cents per share (2005/06: 2.8875p per share), the holding company had distributable reserves of $199.0 million (28 January 2006: $152.3 million).

In order to make further distributions in excess of this figure, the holding company would first need to receive dividends from its subsidiaries. In addition to restrictions imposed at the time of the 1997 capital reduction on the distribution of dividends received from subsidiaries, the payments of dividends from other tax jurisdictions may not be tax efficient. Furthermore, there may be other reasons why dividends may not be paid by subsidiaries to the holding company.

Critical accounting policies

Critical accounting policies covering areas of greater complexity or those particularly subject to the exercise of judgement are listed below. There are no material off-balance sheet structures. The principal accounting policies are set out in note 1 on pages 86 to 90 in the Notes to the accounts.

These financial statements are presented in US dollars following a change in the Group’s presentational currency from UK pounds to US dollars with effect from 5 February 2007. As the majority of the Group’s assets and operations are in the US this change better reflects the underlying performance of the Group. On 5 February 2007 the Company redenominated its share capital into US dollars and will retain distributable reserves and declare dividends in US dolllars. The functional currency of the Company changed from UK pounds to US dollars. Financial information for prior periods has been restated from UK pounds to US dollars in accordance with IAS 21.

Implementation of IFRS
These accounts have been prepared on the basis of IFRS.

IFRS 1 ‘First-time adoption of international financial reporting standards’ grants certain exemptions from the full requirements of IFRSs in the transition period. The following exemptions have been taken in these financial statements:

•	Business combinations – Business combinations that took place prior to 1 February 2004 have not been restated;
•	Fair value or revaluation to deemed cost – At the date of transition fair value has been used as deemed cost for properties previously measured at fair value; and

•	Financial instruments – The comparative information for the 52 weeks ended 29 January 2005 has not been restated on adoption of IAS 32 and IAS 39, ‘Financial instruments’.

Revenue recognition
Where the contractual obligation is borne by the Group, revenue from the sale of extended service agreements is deferred and recognised, net of incremental costs arising from the initial sale in proportion to anticipated claims arising. This period is based on the historical claims experience of the business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates. Only the commission element of UK warranty sales is recognised as revenue.

When promotional vouchers providing an incentive to enter into a future purchase are issued, the estimated fair value of these vouchers is deferred. The proportion of revenue deferred and the recognition of this revenue as these vouchers are redeemed or expire is based on prior years’ experience.

Provision is made for future returns expected within the stated return period, based on previous percentage return rates experienced.

Insurance income and the impact of voucher promotions are recognised in revenue.

Inventory valuation
Inventory is valued on an average cost basis and includes appropriate overheads. Overheads allocated to inventory cost are only those directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs.

Where necessary, provision is made for obsolete, slow-moving and damaged stock. This provision represents the difference between the cost of the stock and its estimated market value, based upon stock turn rates, market conditions and trends in consumer demand. For further detail on the provisions for inventory and the amount of reserves recorded each year, refer to note 13 on page 99.

In the US, stock losses are recognised at the mid-year and fiscal year end based on complete physical inventories. In the UK, stock losses are recorded as identified on a perpetual inventory system and an estimate is made of losses for the period from the last stock count date to the end of the financial year on a store by store basis. These estimates are based on the overall divisional stock loss experience since the last stock count.

Foreign currency translation
The results of subsidiary undertakings with functional currencies other than US dollars are translated into US dollars at the weighted average rates of exchange during the period and their balance sheets and attributable goodwill at the rates at the balance sheet date. Exchange differences arising from the translation of the net assets of these subsidiary undertakings are charged or credited to reserves. Other exchange differences arising from foreign currency transactions are included in profit before taxation.

Hedge accounting
Changes in the fair value of financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity through the consolidated statement of recognised income and expense. Any ineffective portion of the gain or loss is recognised

42	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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immediately in the income statement. For cash flow hedges that result in the recognition of a non-financial asset or liability, amounts previously deferred in equity are included in the measurement of the asset or liability. For cash flow hedges that result in the recognition of a financial asset or liability, amounts previously recognised in equity are recognised in the income statement in the same period in which the hedged item affects the Group’s net profit or loss.

Taxation
Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year, although there is uncertainty regarding the exact timing of the agreement and settlement of outstanding positions. Any recorded exposure to interest and penalties on tax liabilities is provided for in the tax charge.

Depreciation and impairment
Depreciation is provided on freehold and long leasehold premises over a useful life not exceeding 50 years. Freehold land is not depreciated. Depreciation is provided on other fixed assets at rates between 10% and 33 1/3%. Shopfit depreciation rates have been set based on the refit cycle for each store fascia and the useful lives of each individual element of the shopfit. Tills and other IT equipment have separately determined depreciation rates.

In the UK there are circumstances where refurbishments are carried out close to the end of the lease term, such that the expected life of the newly installed leasehold improvements will exceed the lease term. Where the renewal of the lease is reasonably assured, such shopfronts, fixtures and fittings are depreciated over a period equal to the lesser of their economic useful life, or the remaining lease term plus the period of reasonably assured renewal. Reasonable assurance is gained through evaluation of the right to enter into a new lease, the performance of the store and potential availability of alternative sites.

Where appropriate, provision is made on assets that have a recoverable amount less than net book value. Additionally, potentially impaired assets are identified by reviewing the cash contribution of individual stores where trading since the initial opening of the store has reached a mature stage. Where such stores deliver a low or a negative cash contribution, the related store assets are considered for impairment by reference to the higher of net realisable value and value in use.

Lease costs and incentives
Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term including any construction period or other rental holiday. Other operating lease costs are charged to the income statement as incurred. Amounts payable in respect of turnover leases are charged in the period to which the turnover relates. Premiums paid to acquire short leasehold properties and incentives received relating to leased properties are amortised over the lease term.

Where the Group has onerous lease obligations, provision is made for the discounted cash outflow that is expected to arise under the lease. Account is taken of any sublet income received or reasonably expected, incentives to be received or paid and the time to lease expiry or reversal of the net cash outflow, whichever is the later.

The Group policy is to recognise a provision for onerous leases when the leased property ceases to be used by the Group.

Receivables
Trade and other receivables are stated net of a provision for uncollectible balances. This provision is based on the Group’s past experience and the payment history of individual customers. The Group regularly reviews its individual receivable balances and when it assesses that a balance has become irrecoverable it is fully written off. The Group provides credit facilities to customers upon completing appropriate credit tests.

The bad debt experience of the US division has been relatively stable over the past ten years at between 2.8% and 3.4% of sales.

Interest receivable from the US in-house credit programme is classified as other operating income.

UK retirement benefits
The surplus or deficit on the Group Scheme that is credited or charged to shareholders’ equity through the Consolidated statement of recognised income and expense is subject to a number of assumptions and uncertainties. A qualified actuary is engaged to calculate the expected liabilities of the Group Scheme based primarily on assumptions regarding salary and pension increases, inflation rates, discount rates, projected life expectancy and the long term rate of return expected on the Group Scheme’s assets. A full actuarial valuation was completed as at 5 April 2006 and the Group Scheme valuation is updated at each year end based on actuarial assumptions as of the year end date. The assumptions set are based on the advice of the actuary and details of these assumptions are given in note 21 on page 105. The sensitivity of the Group Scheme assets, liabilities and funded position to the assumptions made is presented on page 105. The discount rate is based on the yield at the balance sheet date of AA rated corporate bonds of equivalent currency and term to the Group Scheme’s liabilities. The value of the assets of the Group Scheme is measured as at the balance sheet date, this being particularly dependent on the value of equity investments held by the Group Scheme at that date. The overall impact on the Group balance sheet is significantly mitigated as the members of the Group Scheme are only in the UK and account for about 11% of UK employees. The Group Scheme ceased to admit new employees from April 2004.

Share-based payments
The Group recognises a charge to income in respect of the fair values of outstanding employee share options and the Group’s estimate of the numbers of options that will eventually vest. The fair values are calculated at the grant date using the Black-Scholes option pricing model up to 29 January 2005 and for LTIP schemes thereafter and a binomial valuation model from 30 January 2005 and are charged to the income statement from the grant date over the relevant option vesting period. The key assumptions surrounding the valuation of employee share options include the risk free interest rate, expected life of options, expected volatility and dividend yield. The expected volatility is based on the five year average historical volatility. Full details of all assumptions are given in note 27 on page 115. The optional transitional arrangements, which allowed companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, was used.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	43

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Risk and other factors

Forward-looking statements
All statements in this document (including the financial statements and notes), other than statements of historical fact included in this document, are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. The use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•	adverse trends in the general economy which may impact negatively on discretionary consumer spending, including unemployment levels, the level of consumers’ disposable income, consumer confidence, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation;

•	the ability to recruit, train and retain staff, including senior management;

•	short term variations in consumers’ preferences for jewellery compared to other product categories, the Group’s ability to anticipate consumer preferences and the merchandising, inventory and pricing policies it follows, particularly if there are any significant changes such as those implemented by the US division in early 2008/09;

•	the reputation of the Group and its trading names, together with the success of the Group’s marketing and promotional programmes;

•	long term changes in consumer attitudes to diamonds, gold and other precious metals and gem stones;

•	changes to the locations in which consumers choose to shop, the extent and results of the Group’s net store expansion and refurbishment strategy together with the availability of suitable real estate;

•	the level of competition in the selling of jewellery and the development of new distribution channels in competition with the Group (such as online sales);

•	the level of dependence on particular suppliers of merchandise;

•	fluctuations in the supply, price and availability of diamonds, gold and other precious and semi-precious metals and stones, particularly if such movements are extreme and volatile as has increasingly been the case with precious metals;

•	the seasonality of the Group’s business, the risk of disruption during the Christmas trading period, and the availability of inventory during the three months leading up to the Christmas season;

•	social, ethical and environmental risks;
•	the suitability and reliability of the Group’s internal control systems and procedures, including its accounting and information technology systems necessary for compliance with the Sarbanes- Oxley Act, as well as operational systems such as warehousing, distribution and e-commerce;

•	regulatory requirements, particularly with regard to the in-house credit operation in the US;

•	legal actions;

•	revisions to, and new interpretations of, GAAP, the accounting policies adopted by the Group and the tax assumptions made by the Group;

•	listing and domicile;

•	acquisitions;

•	pensions regulations, actuarial assumptions including longevity, pension valuation and investment returns;

•	the cost and availability of borrowings and equity capital which have changed markedly during the last 12 months; and

•	financial market risks, including fluctuations in exchange rates between the pound sterling and the US dollar which may affect reported revenues, costs, the value of the Group’s consolidated borrowings, and the cost of capital.

All forward-looking statements should be read, in particular, in the context of the Risk and other factors described in this section. Shareholders are cautioned not to place undue weight on these forward-looking statements. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Impact of general economic conditions
Jewellery purchases are discretionary and may be particularly affected by adverse trends in the general economy.

The success of the Group’s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These include economic conditions and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income and income available for discretionary expenditure, business conditions, interest rates, consumer debt and asset values, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates. There can be no assurance that consumer spending on jewellery will not be adversely affected by changes in general economic conditions. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors.

44	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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While the level of consumer expenditure does vary, occasions when jewellery is purchased – engagements, weddings and events such as Christmas, wedding anniversaries, birthdays, Valentine’s Day and Mother’s Day – occur on a regular basis. Approximately 45% of sales in the US are in the bridal related category; which is thought to be less sensitive to changes in general economic conditions than other classifications of jewellery, while in the UK only 20% of sales are bridal related. Furthermore, a greater proportion of costs in the US business are proportional to sales than in the UK business so the impact on any change in sales, either positive or negative, has less of an impact on operating profit in the US than in the UK.

As a substantial proportion of the Group’s US sales are made on credit, any significant deterioration in general economic conditions or consumer debt levels may inhibit consumers’ use of credit and cause a material adverse effect on the Group’s revenues and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable and hence the net bad debt charge. Currently there are all-time high levels of consumer debt in the US and the level of net bad debt charge as a percentage of credit sales in the Group’s US division in 2007/08 was at the high end of the range of recent years. In 2008/09 the net bad debt charge may increase further, although this is expected to be somewhat offset by increased income from the credit portfolio.

Adverse general economic conditions may also constrain the Group’s ability to make distributions to shareholders as the Board believes it is an important competitive advantage to maintain a strong balance sheet and financial flexibility so as to be able to take advantage of the long term growth opportunities such as those provided by Kay, Jared and the rough diamond initiative.

Staff
The Group’s operating experience suggests that the top three factors in determining where consumers buy jewellery are the level of service provided to the customer, the quality, together with the selection of merchandise offered, and the reputation of the retailer.

In speciality jewellery retailing, the level and quality of customer service is a key competitive factor as nearly every in-store transaction involves the sales associate taking a piece of jewellery or a watch out of a display case and presenting it to the potential customer. Therefore the ability of the Group to recruit, train and retain suitably qualified sales staff is important in determining sales and profitability. The support and systems provided to the Group’s store employees by staff at the divisional head offices and in the corporate functions will also influence the performance of the Group. Consequently the Group has in place comprehensive recruitment, training and incentive programmes and employee attitude surveys (see pages 17 and 27 for more details).

Short term variations in consumer preferences, merchandise selection, inventory and pricing
The Group’s sales performance depends on consumer fashions, preferences for jewellery in general and the demand for particular products. The consumers’ preference for jewellery over other product categories varies over time and influences the total size of the jewellery market. For example, in 2000 jewellery was very popular with consumers, while in recent years electronic products was a strong category and jewellery comparatively weaker. Design trends in jewellery normally only change over relatively long periods and there is little seasonality in the merchandise mix. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver products of the appropriate quality and price correctly and implement effective purchasing procedures, all have an important influence in determining sales performance and achieved gross margin (see pages 18 and 28 for more details of the Group’s merchandising and purchasing procedures).

The price of jewellery compared to other products influences the proportion of consumer’s expenditure that is spent on jewellery. The comparative price, particularly of easily comparable pieces of jewellery, of the same quality, sold through similar stores impacts the Group’s share of jewellery sales. However the Group believes price, so long as it is broadly comparable to other speciality jewellery retailers, is not a primary factor in determining the jewellery retailer chosen by consumers. Other factors, such as customer service, are relevant in consumers’ decision and discounting may therefore increase sales, but not profit. If the factors influencing the consumers’ decision changed it would require the Group to adapt its business model. Therefore market research of consumer attitudes is carried out, merchandising trends are closely monitored and different pricing strategies are tested.

If any significant price changes are implemented across a wide range of merchandise, as occurred in the US division in early 2008/09, the impact on sales will depend on, among other factors, the pricing by competitors of similar products and the response by the consumer to higher prices. Such a price increase may result in disruption to sales and may have to be amended.

Reputation and marketing
Primary factors in determining customer buying decisions in the jewellery sector include customer confidence in the retailer together with the level and quality of customer service. The Group carries out quality control and staff training procedures and provides customer service facilities to help protect its reputation. During 2005/06 a customer satisfaction index for each store, based on customer feedback, was introduced in the US division. A similar index was tested in the UK division in 2007/08 and is expected to be rolled out to all stores in 2008/09 (see page 27 for details of the processes by which the Group obtains an understanding of customer attitudes).

The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programmes is a factor in attracting consumers. These programmes are therefore carefully tested and their success monitored by methods such as market research (see pages 19 to 20 and 29 for more details).

The Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited, promotes diamonds and diamond jewellery in the US. The level of support provided by the DTC and the success of the promotions influence the size of the total jewellery market in that country. As the DTC’s market share has significantly reduced it may change its approach from generic marketing support of diamonds to one more closely associated with its own efforts to develop a brand such as the “Forevermark”.

Long term changes in consumer attitudes to jewellery
Consumer attitudes to diamonds, gold and other precious metals and gemstones also influences the level of Group sales. Attitudes could be

Signet Group plc Annual Report & Accounts year ended 2 February 2008	45

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Risk and other factors (continued)

affected by a variety of issues including concern over the source of raw materials; the impact of mining and refining of minerals on the environment, the local community and the political stability of the producing country; labour conditions in the supply chain; the availability and consumer attitudes to substitute products such as cubic zirconia, moisanite and of laboratory created diamonds. The Group, therefore, has a Supplier Code of Conduct which sets out the Group’s expectations of its suppliers.

An example of an issue that could affect consumer confidence is conflict diamonds, which is the term used for diamonds sold by rebel movements to raise funds for military campaigns. There have been a number of United Nations resolutions regarding conflict diamonds and an international agreement, known as the Kimberley Process, was signed in November 2002. This was designed to exclude such diamonds from the legitimate diamond trade. During 2003 legislation was passed in the European Union and the US, implementing the Kimberley Process. The agreement now extends to more than 70 countries and its effectiveness is regularly reviewed and steps to improve its implementation continue to be taken. The impact of the Kimberley Process and its associated legislation has not resulted in any disruption to the supply of rough diamonds to date and has helped to improve the integrity of the supply chain.

The Group reviews its procedures and documentation for compliance with the Kimberley Process as well as the World Diamond Council System of Warranties and makes appropriate amendments. In addition, staff are briefed and suppliers reminded about the procedures. The Group’s internal audit function and mystery shopper programmes enable detailed compliance monitoring throughout the business. Reviews by external third parties of the Group’s compliance with the Kimberley Process Certification System and System of Warranties were successfully carried out in the US in 2006/07 and as required in the UK in 2007/08. Based on these reviews the Audit Committee was satisfied that the Group was in compliance.

See page 61 for further information on the Supplier Code of Conduct, the Kimberley Process, the World Diamond Council System of Warranties the Council for Responsible Jewellery Practices and the Group’s policy on conflict diamonds.

In order to better address issues relating to social, ethical and environmental matters within the diamond and gold jewellery supply chain, the Group, together with other industry participants founded the Council for Responsible Jewellery Practices. This body was set up in May 2005 and Council Members are committed to promoting responsible business practices in a transparent and accountable manner throughout the industry from mine to retail.

Store portfolio
The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the demographic characteristics of the area around the store, the design and maintenance of the stores, the availability of attractive locations within the shopping centre, the terms of leases and the Group’s relationship with major landlords. In the US the Group leases 15% of its store locations from Simon Property Group and 14% from General Growth Management. The Group has no other relationship with any lessor relating to 10% or more of its store locations.

Given the length of property leases that the Group enters into, the Group is dependent upon the continued popularity of particular retail locations. In the US, the Group has historically been dependent on the continued success of enclosed malls as a shopping destination and the ability of enclosed malls, their tenants and other mall features to attract customers. However the continued growth of Jared and the development of Kay in off-mall locations is reducing the Group’s dependence on enclosed malls. Off-mall locations now account for about 40% of the Group’s US store space and in 2008/09 will account for all of its net space growth. In the UK, the Group has a more diverse range of store locations, and as a result it has some exposure to smaller retail centres which are losing share to major regional centres. Consequently the Group is gradually closing stores in such locations as leases expire or satisfactory property transactions can be executed.

As well as operational real estate criteria, the Group has established capital expenditure procedures with investment criteria set by the Board. These criteria are applied to both new store investment and to the renewal of leases. When appraising store investment proposals the Group normally requires a 20% internal rate of return over five years, assuming the release of the working capital associated with the store at the end of five years. The Board regularly reviews actual performance against the investment projections. The projections used for investment decisions are reviewed and adjusted based on experience and economic conditions. Reflecting trading in 2007/08, sales projections have been reduced and a slower rate of net space growth is therefore anticipated in 2008/09 and in 2009/10 than in 2007/08. Future sales growth is partly dependent on the extent and results of the Group’s net space expansion and refurbishment strategy. The majority of the investment in additional stores is in inventory and, in the US, the in-house credit receivables, rather than in capital expenditure related to fitting out the store, as the Group normally occupies leased space.

The rate of new store development is dependent on a number of factors including obtaining suitable real estate, the capital resources of the Group, the availability of appropriate staff and management and level of the financial return on investment required by the Group. In particular, the success of the Jared off-mall destination store concept, which accounts for the majority of the Group’s net increase in new store space, will influence the future performance of the Group. This concept has been tested and developed over a number of years. In the UK, the Group has a 12.1% share of the jewellery market and is expecting a decrease in store space over time and is therefore focused on improving sales per store to increase sales and profitability.

Competition
Competitive factors in the jewellery sector are discussed in the US and UK operating reviews (see pages 10 to 29). If the Group falls behind competitors with respect to one or more of these factors, the Group’s operating results or financial condition could be adversely affected.

In the US, the Group has an estimated 8.8% market share of the speciality jewellery sector with one major national competitor, that has a 6.4% share. While another major national brand could develop, the sector is highly fragmented. As a result of the growth of Jared and the development of Kay outside of its enclosed mall base, the Group is increasingly competing with independent speciality jewellery retailers

46	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

rather than national or major regional chains. In the UK, only three other speciality jewellery chains have more than 100 stores and the Group’s main competition is from independent retailers.

The channels through which consumers buy jewellery continually evolve and a major non-speciality retailer could enter the wider jewellery market. The Group monitors the competitive environment and the development of possible new channels of distribution. In the US, for example, sales by discount retailers have increased, while those of the department stores have been in relative decline and catalogue retailers have withdrawn from the market. In the UK a number of fashion and general retailers have introduced jewellery into their ranges. The Group regularly “shops the competition” to monitor their merchandising, pricing and service standards.

In both the US and the UK, internet retailers of jewellery have gained market share.

H.Samuel added an e-commerce capability to its website in 2005/06 and both the Ernest Jones and Kay websites introduced e-commerce capabilities during 2006/07. The future success of these websites is uncertain, but their performance to date has been encouraging although their sales are not significant to the Group. While internet sales now account for 7.4% (calender 2006: 6.4%) of US jewellery sales (source: US Department of Commerce), their primary impact has been on pricing visibility, particularly for certified diamonds, solitaire diamond rings and diamond stud earrings. This can have an adverse impact on gross margins.

Suppliers
Although the Group believes that alternative sources of supply are available, the abrupt loss or disruption of any significant supplier during the three month period (August to October) leading up to the Christmas season could result in a material adverse effect on the Group’s business. The Group is therefore in regular dialogue with suppliers and uses its merchandising systems to monitor sales performance and predict its future inventory needs. The Group benefits from close commercial relationships with a number of suppliers (see pages 62 and 63) and landlords (see page 30). Damage to, or loss of, any of these relationships could have a detrimental effect on the Group’s results. The Group holds regular reviews with major suppliers and landlords. The Group’s most significant supplier accounts for 6% of merchandise.

The luxury and prestige watch manufacturers and distributors normally grant agencies to sell their ranges on a store by store basis. The watch brands that Ernest Jones and, to a lesser extent, Jared sell help attract customers and build sales in all categories. Therefore the ability to obtain watch agencies for a location can influence the performance of a particular store. In the case of Ernest Jones, it is an important factor in the opening of new stores.

Raw materials and the supply chain
The jewellery industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones.

The ability of the Group to increase retail prices to reflect higher commodity costs varies and an inability to increase retail prices could result in lower profitability. Historically jewellery retailers have been able, over time, to increase prices to reflect changes in commodity costs. However particularly sharp increases and volatility in commodity costs usually result in a lag before increased commodity costs are fully reflected in retail prices. The US dollar price of gold has increased significantly in recent years. In early 2008/09 the US division implemented a wide range of price increases to reflect higher commodity costs. There is no certainty that such price increases will be sustainable so further downward pressure on gross margins may occur. Further increases in commodity costs would also adversely affect gross margin.

The Group also seeks to improve the efficiency of its supply chain to partly offset any increase in commodity costs. The Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds. The Group does hedge the exposure of the UK division to the US dollar with regard to diamond and other costs of goods sold. The cost of raw materials is only part of the costs involved in determining the retail selling price of jewellery with labour costs also being a significant factor.

Diamonds are the largest product category sold by the Group. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity. The DTC’s share of the diamond supply chain has been decreasing over recent years and this may result in more volatility in rough diamond prices.

The availability of diamonds to the DTC and the Group’s suppliers is to some extent dependent on the political situation in diamond producing countries. Until alternative sources can be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Group and the retail jewellery industry as a whole.

It is forecast that the demand for diamonds will increase faster than the growth in supply; therefore the cost of diamonds is anticipated to rise over time, although short term fluctuations in price will occur. In addition, if the Group continues to increase its market share it will require additional sources of diamonds of consistent quality; the consistency of merchandise being an important element in the Group’s selling system. Therefore the Group continually seeks to identify and implement improvements in its supply chain and its ability to obtain diamonds.

In 2005/06, the Group began an initiative to trial the development of a capability to source rough diamonds, and to then cut and polish the stones on a contract basis. This initiative is intended to improve the consistency of supply and quality of diamonds to the Group, as well as further improve the efficiency of the Group’s supply chain. The size of the trial was expanded in 2006/07. In 2007/08 it was decided to move from the trial stage to implementation. As a result, investments in management, systems and infrastructure have been made. While this initiative has been carefully planned, it may not be successful. In particular the Group is investing in new staff, skills, procedures and systems to develop this capability. In addition, some of the rough stones purchased and the polished stones produced may be of a higher or lower quality than the Group requires. The number of such stones and the terms on which they are sold will impact the success of the trial. The development of this initiative will require additional investment in inventory. The required investment and the associated financing costs have been included in the Group’s appraisal of this initiative.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	47

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Business review

Risk and other factors (continued)

Seasonality
The Group’s business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in its sales and profit. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in its operations and strategies in other quarters, or to recover from any extensive disruption, for example due to inclement weather conditions having an impact on a significant number of stores in the last few days immediately before Christmas Day or disruption to warehousing and store replenishment systems. A significant shortfall in results for the fourth quarter of any financial year would thus be expected to have a material adverse effect on the Group’s annual results of operations. However, due to the limited seasonality in the product mix, the risk of having to discount inventory in order to be correctly stocked for the next selling season is more limited than for some other retail sectors. Disruption at more minor peaks in sales at Valentine’s Day and Mother’s Day would impact the results of the Group to a lesser extent.

Social, ethical and environmental risks
Social, ethical and environmental (“SEE”) matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. Signet, therefore, is committed to managing the SEE risks and responsibilities facing the Group. This commitment stems from the understanding that Signet’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: shareholders, customers, employees and suppliers.

In recent years stakeholder expectations of public companies have increased. Managing and responding as a business to these changing expectations, including with regard to SEE issues, is part of the normal responsibilities of corporate management.

The Group regularly carries out SEE risk reviews and benchmarking exercises with the assistance of an external adviser. Such reviews include an assessment of Group policies, procedures and controls in respect of SEE matters. Reports are regularly made to the Group’s Risk Management Committee and to the Board. The greatest SEE risks are judged to relate to the integrity of the merchandise and to the SEE standards in the Group’s supply chain (see page 62).

On 1 February 2007 the Association of British Insurers published updated guidelines on Socially Responsible Investment. In line with that guidance the Board confirms that it has identified and assessed the Group’s SEE risks and that these are being managed.

SEE matters are dealt with in more detail on pages 61 to 66 and in the Responsibilities section on www.signetgroupplc.com.

Internal controls and systems
The Group is dependent on the suitability, reliability and durability of its systems and procedures, including its accounting, information technology, warehousing and distribution systems. As a company registered with the SEC in the US the Group is subject to Section 404 of the Sarbanes-Oxley Act, which requires management to perform appropriate due diligence to test the design and operating effectiveness of key internal controls over financial reporting and the safeguarding of assets.

The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on a function critical to the Group. If support for a critical externally supplied software package ceased, the Group would have to implement an alternative software package or begin supporting the software internally. Disruption to parts of the business could result and increased costs could be incurred. The Group has emergency procedures, which are periodically tested, that are designed to help minimise the impact on the business of any disruption (see page 59).

Legal actions
In March 2008 a class lawsuit for an unspecified amount was filed against Sterling Jewelers Inc, a subsidiary of Signet Group plc, in the New York federal court. The lawsuit alleges that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

Regulatory requirements
Under the regulations, if 50% of the beneficial shareholders of the Group were US domiciled, Signet would become a domestic private issuer. At 2 February 2008 the level of US beneficial ownership was believed to be just under 50%, having risen significantly during the fourth quarter. If Signet became a domestic issuer for SEC purposes it would be subject to two primary regulatory authorities which would be likely to result in additional requirements to comply with relevant regulations. This would require the Group to invest in the necessary resources to meet such dual requirements.

Regulations govern various areas of business activity and changes in regulations can therefore influence the Group’s performance. For example, in the US approximately 50% of sales utilise the Group’s in-house credit programmes therefore any change in regulations or the application of regulations relating to the provision of credit and associated services could affect the Group’s results.

US GAAP and IFRS
The presentation of the Group’s accounts can also be affected by changes to generally accepted accounting policies, such as the adoption of International Accounting Standards in 2005/06. Both US GAAP and IFRS continue to be revised and subject to new interpretations. Such changes may influence the results reported and the valuation of the Group’s shares. For guidance independent external professional advice is available to management and the Audit Committee. The results of the Group are influenced by the application of US GAAP and IFRS in areas involving significant subjectivity and judgment, such as tax and pensions.

If the Group became a domestic issuer for SEC purposes, it would be required in due course to produce results using US GAAP as well as IFRS. This may result in confusion in interpreting the Group’s results.

Listing and domicile
Reflecting changes in the ownership of the Group’s shares, the Board regularly reviews the appropriate primary listing and domicile of the Company. If these were to change, certain shareholders may no longer be able to hold shares in the Company due to their investment mandate, while other holders may choose not to hold a non-UK listed or domiciled company. In addition, the Board may also take into account the primary stock market listing of the Company when evaluating the dividend policy. As a result the share price may be affected by such a change or by the possibility of such a change. Any change to the listing or domicile would require a 75% majority of those voting on such a resolution.

48	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Business review

Acquisitions
The Group may in the future make acquisitions or be involved in a business combination. Any difficulty integrating an acquisition or a business combination may result in expected returns and other projected benefits from such an exercise not being realised. A significant transaction could also disrupt the operation of the Group’s current activities. The Group’s growth strategy does not depend on an acquisition or business combination and a transaction would be intended to accelerate the implementation of that strategy.

Pensions
In the UK, the Group operates a defined benefit pension scheme, which ceased to admit new employees in 2004/05. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity and staff retention rates. This valuation is particularly sensitive to material changes in the value of equity investments held by the Group Scheme, changes in the UK AA rated corporate bond yields which are used in the measurement of the liabilities, changes in market expectations for long term price inflation and new evidence on projected longevity rates. Funding requirements and the profit and loss items relating to this closed Group Scheme are also influenced by these factors. At 2 February 2008 there was a net pension liability of $5.6 million compared with a net pension asset of $3.7 million, at the prior year end (see pages 104 to 107 for more details).

A triennial valuation of the Group Scheme occurred as at 5 April 2006. As there was a surplus no additional contributions were required as part of a recovery plan to eliminate a deficit.

Under the Pensions Act 2004 the Pensions Regulator has powers to vary and impose funding arrangements which could be more onerous than may be agreed with or proposed to the trustees. In addition, the provisions of the Pensions Act 2004 may restrict the freedom of the Group to undertake certain re-organisation steps or to effect returns on capital or unusual dividends without the prior agreement of the Group Scheme trustees, in consultation with the Pensions Regulator.

In 2004 the closed Group Scheme was replaced with a defined contribution plan for new UK employees. The US division also operates defined contribution plans in the form of a 401(k) Retirement Savings Plan and an unqualified deferred compensation plan.

Equity and debt financing
The Group is dependent upon the availability of equity and debt financing to fund its operations and growth. Therefore it prepares annual budgets, medium term plans and headroom models which help to identify the future capital requirements so that appropriate facilities can be put in place on a timely basis. If these models are inaccurate adequate facilities may not be available.

The Group’s reputation in the financial markets and its corporate governance practices can influence the availability of capital, the cost of capital and its share price. The change in credit market conditions during the past year means that the Group’s ability to raise debt has decreased and any borrowings are likely to involve a greater spread over LIBOR. This could constrain the Group’s ability to make distributions to shareholders while taking advantage of the long term growth opportunities such as those provided by Kay, Jared and the rough diamond initiative. On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the Group has adequate resources for the foreseeable future.

Financial market risks
The Company redenominated its share capital and its functional currency changed to US dollars with effect from 5 February 2007. The Group now publishes its consolidated annual accounts in US dollars. The Group held approximately 78% of its total assets in US dollars at 2 February 2008 and generated approximately 74% of its sales and 71% of its operating profit in US dollars for the financial year then ended. The remainder of the Group’s assets, sales and profit are in the UK, therefore in translating the results of its UK operations, the Group’s results are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. With the change in reporting currency the impact of movements in the exchange rate on the reported results of the Group is opposite to that which it has been historically. Accordingly, any decrease in the weighted average value of the US dollar against the pound sterling could increase reported revenues and operating profit and any appreciation in the weighted average value of the US dollar against the pound sterling could decrease reported revenues and operating profit. The Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s two divisions. As part of its long term strategy, the Group may seek, where appropriate, to finance its UK net assets with borrowings denominated in pounds sterling, as a hedge against the impact of exchange rate fluctuations on its UK operating profit.

In cases where pounds sterling are used to fund cash flow requirements of the UK division or at a Corporate level, fluctuations in the exchange rate between the pound sterling and the US dollar will affect the amount of the Group’s consolidated borrowings.

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the division has an exposure to exchange rates on the cost of goods sold. The Group does use hedging operations in respect of purchases of US dollars by its UK division, within treasury guidelines approved by the Group’s Board.

Cash dividends in respect of the Company’s ordinary shares are declared in US dollars. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the sterling amount received by shareholders who receive payment in pounds sterling.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling price of the shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the US.

The table on page 50 sets out, for the calendar years indicated, the average, high, low and period end exchange rates for the pound sterling expressed in US dollars per £1.

The Group’s policy is to manage financial risk resulting from exposure to currency and interest rate fluctuations. Interest rate exposure is managed through the use of swaps, caps and floors.

A committee of the Board is responsible for the implementation of treasury policies and guidelines which are considered to be appropriate by the Board for the management of financial risk. The Group’s funding, liquidity and exposure to interest rate and exchange rate risks are managed by the Group’s treasury department. The Group uses derivative instruments for risk management purposes only, and these are transacted by specialist treasury personnel.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	49

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Business review

Risk and other factors (continued)

Exchange rates between the pound sterling and the US dollar(1)

	Average	High	Low	At period end

Calendar year
2002	1.51	1.61	1.41	1.61
2003	1.62	1.79	1.55	1.77
2004	1.79	1.96	1.75	1.92
2005	1.90	1.93	1.85	1.88
2006	1.82	1.99	1.72	1.96
2007	1.97	2.12	1.92	1.99
2008 (cumulative to 8 April 2008)	1.99	2.04	1.93	1.97

Month
September 2007	2.01	2.05	1.99	2.05
October 2007	2.04	2.08	2.02	2.08
November 2007	2.07	2.12	2.04	2.06
December 2007	2.03	2.07	1.97	1.98
January 2008	1.97	2.00	1.93	1.99
February 2008	1.97	2.00	1.94	1.99
March 2008	1.99	2.04	1.97	1.98

(1)	Based on unweighted data points sourced from Reuters.

For financial instruments held, the Group has used a sensitivity analysis technique that measures the change in the fair value of the Group’s financial instruments from hypothetical changes in market rates and this is shown in the table below.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to changes in the portfolio of financial instruments held and actual developments in the global financial markets. These may cause fluctuations in interest and exchange rates to exceed the hypothetical amounts disclosed in the table below.

The example shown for changes in the fair values of borrowings and associated derivative financial instruments at 2 February 2008 is set out in the table below. The fair values of borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the period end.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 2 February 2008 with all other variables remaining constant.

The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening of the pound sterling against the US dollar from the levels applicable at 2 February 2008 with all other variables remaining constant.

Fair value changes arising from:

	Estimated		10% strengthening	Estimated
	fair value	1% decrease in	in $ against £	fair value at
	2 February	interest rates	(unfavourable)/	3 February
	2008	(unfavourable)	favourable	2007
	$m	$m	$m	$m

Borrowings	(416.3)	(11.5)	–	(385.5)
Foreign currency receivable	34.7	–	(3.5)	40.3
Foreign exchange contracts	0.3	–	8.0	(0.6)
Commodity hedging contracts	9.6	–	–	8.1

The analysis above should not be considered a projection of likely future events.

50	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

Directors, officers and advisers

Directors

Sir Malcolm Williamson*, 69, Chairman (since June 2006) appointed in 2005. He was President and Chief Executive Officer of Visa International between 1998 and 2004 before which he was Group Chief Executive of Standard Chartered PLC from 1993 to 1998. He is Chairman of National Australia Group Europe Limited (and a Principal Board member of National Australia Bank), CDC Group plc, Youth Business International Advisory Board and Deputy Chairman of Resolution PLC. He is also a non-executive director of JP Morgan Cazenove Holdings and G4S PLC, but he has indicated he will be retiring from this latter board at the end of May 2008, a member of the Board of Trustees for The Prince of Wales International Business Leaders Forum, and Chairman of the Cass Business School Strategy & Development Board.

Robert Anderson, 49, appointed in 2005. He became Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 63, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He was a non-executive director of Bandag Inc. until he retired from that board in May 2006. He was also a non-executive director of Best Buy Co. Inc. until June 2005.

Walker Boyd, 55, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Terry Burman, 62, appointed Group Chief Executive in 2000. He was, until January 2006, also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barrys Jewelers, Inc. Mr. Burman was appointed a non-executive director of Yankee Holding Corp. in October 2007.

Dale W. Hilpert*, 65, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

Lesley Knox*, 54, appointed in 2008. She is non-executive Chairman of Alliance Trust plc, a non-executive director of HMV plc and Hays plc. She is also a governor of the Museum of London. Ms Knox was, until January 2003, a founder director of British Linen Advisors Ltd, a specialist corporate finance advisor focusing on growth companies. Prior to that she was Corporate Finance Director, then Head of Institutional Asset Management at Kleinwort Benson Group.

Brook Land*, 59, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro. He is also non-executive Chairman of RPS Group plc. Mr. Land was nominated as the senior independent director of Signet in June 2002.

Mark Light, 47, appointed in January 2006. He became Chief Executive of the Group’s US division in January 2006 having been

President and Chief Operating Officer of the US division from 2002. He joined the Group in 1978.

Robert Walker*, 63, appointed in 2004. He is non-executive Chairman of WH Smith PLC and BCA Europe Holdings Limited and is a non-executive director of Tate & Lyle PLC and Williams Lea Holdings plc. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble.

Russell Walls*, 64, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003 and Stagecoach Group plc until August 2006. Mr. Walls is a non-executive director of Aviva plc, non-executive Chairman of Delphic Diagnostics Limited and Treasurer of the British Red Cross Society. He is a Fellow of the Association of Chartered Certified Accountants. Following Mr. Land’s retirement, Mr. Walls will assume the role of senior independent director.

Committees

Remuneration Committee: Robert Blanchard (Chairman), Dale Hilpert (with effect from 3 March 2008), Lesley Knox (with effect from 6 May 2008), Robert Walker, Russell Walls (until 3 March 2008) and Sir Malcolm Williamson.

Audit Committee: Russell Walls (Chairman), Dale Hilpert, Brook Land and Lesley Knox (with effect from 6 May 2008).

Nomination and Corporate Governance Committee: Brook Land (Chairman), Robert Blanchard, Dale Hilpert (with effect from 3 March 2008), Russell Walls (with effect from 3 March 2008) and Sir Malcolm Williamson.

In accordance with the NYSE Listing Standards, the Board has extended the responsibilities of the Nomination Committee to include the consideration and recommendation of changes to corporate governance guidelines as appropriate.

The Articles specify that every director is required to retire at the annual general meeting in the third calendar year after they were last elected or re-elected. Similarly the Combined Code requires non-executive directors who have served longer than nine years, if they are to continue to serve, to do so subject to annual re-election. Such directors may, in these circumstances, seek re-election. Messrs. Anderson, Burman, Land, Walker and Ms. Knox will retire from the Board at the forthcoming annual general meeting. Following consideration of the recommendations of the Nomination and Corporate Governance Committee, other than Mr. Land who has indicated his intention to retire at the next annual general meeting, they offer themselves for re-election with the endorsement of the Board. Ms Knox seeks election, it being the first annual general meeting since her appointment.

*	Non-executive directors, all of whom satisfied the definitions of independence in the revised UK Combined Code and are viewed as independent by the Board and have been affirmed by the Board as being ‘independent’ in accordance with NYSE Listing Standards.

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Directors, officers and advisers (continued)

Officers

Mark Jenkins, 50, Group Company Secretary, appointed in 2004. Previously he was a director and Company Secretary at COLT Telecom Group plc and Group Company Secretary at Peek plc. He is a barrister.

Liam O’Sullivan, 36, Group Treasurer, appointed in 2003. Previously he was Group Treasury Manager at Rank Group Plc. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

No director or officer has any family relationship with any other director or officer.

Advisers

Auditor
KPMG Audit Plc,
8 Salisbury Square, London EC4Y 8BB, United Kingdom.

Financial adviser
Lazard Brothers & Co. Limited,
50 Stratton Street, London W1J 8LL, United Kingdom.

Stockbrokers
Deutsche Bank AG,
Winchester House,
1 Great Winchester Street, London EC2N 2DB, United Kingdom.

JP Morgan Cazenove Ltd.,
20 Moorgate, London EC2R 6DA, United Kingdom.

UK lawyer
Herbert Smith LLP,
Exchange House,
Primrose Street, London EC2A 2HS, United Kingdom.

US lawyer
Weil, Gotshal & Manges,
One South Place, London EC2M 2WG, United Kingdom.

Principal bankers
Barclays Bank PLC,
5 The North Colonnade, Canary Wharf, London E14 4BB,
United Kingdom.

HSBC Bank plc,
8 Canada Square, Canary Wharf, London E14 5HQ, United Kingdom.

Royal Bank of Scotland plc,
135 Bishopsgate, London EC2M 3UR, United Kingdom.

Wachovia Bank N.A.,
1 Plantation Place, 30 Fenchurch Street, London EC3M 3BD, United Kingdom.

Registrar
Capita Registrars,
The Registry,
34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom.

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Report of the directors

Principal activities
The principal activity of the Group is the retailing of jewellery, watches and associated services with branches throughout the UK and the US. The subsidiaries principally affecting the profit or net assets of the Group are listed in note 28 on page 115.

Business review
The Board has prepared the reviews and descriptions in this document for the purpose of assisting shareholders to assess the position and strategies of the Group and the potential for those strategies to succeed. Section 234ZZB of the Companies Act 1985 requires that the Group produces a business review. The information that has been prepared to fulfil the requirements of that business review can be found in the Group Chief Executive’s review, the US and UK operating reviews, the Key performance indicators, the Group financial review, the Social, ethical & environmental matters and the Risk and other factors (“the Reviews”) on pages 3 to 50 of this document, those pages being incorporated by reference into this Report of the directors. The Reviews report on the Group’s development and performance during the past year together with its strategy and prospects with particular reference to stated key performance indicators (KPIs) (pages 31 to 34).

A review of the Group’s performance during the year, with comments on the financial results, details of the KPIs that management use, the principal risks and uncertainties facing the Group and likely future developments, are set out on pages 31 to 50 and form part of this Report. The directors, in preparing this review, took into account the guidance set out in the Accounting Standards Board’s Reporting Statement: Operating and Financial Review.

The Group collects performance indicator data for many management purposes, including environmental, employment and social factors for review by the Board. Due to the nature of the business, this information is not considered to be necessary for an understanding of the development, performance or position of the business of the Group, and is therefore not made publicly available. Further information on environmental, employment and social factors is set out in the Social, ethical & environmental matters on pages 61 to 66.

Cautionary statement
The Reviews incorporated by reference in this Report of the directors contain forward-looking statements which are subject to risk factors associated with, among other things, the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. It is believed that expectations reflected in these statements are reasonable but they may be affected by a wide range of factors which could cause actual results to differ materially from those currently anticipated.

Going concern
On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to continue to adopt the going concern basis in preparing its annual accounts.

Results and dividends
The results of the Group for the year appear on page 82. The directors recommend the payment of a final dividend of 6.317 cents per share, to be paid on 3 July 2008 to shareholders on the register of members at close of business on 23 May 2008. Those persons with a UK address or who so elect, will receive their dividends in pounds sterling. Those shareholders with a US address or another address outside the UK will receive their dividends in US dollars. The equivalent pounds sterling rate will be calculated by reference to the mid-point exchange rate for pounds sterling with US dollars in London as derived from Reuters at 4.00 p.m. on 23 May 2008. An interim dividend of 0.96 cents per share was paid in November 2007.See note 10 on page 96 for waiver of dividends.

Directors
The directors who served during the period were, Robert Anderson, Robert Blanchard, Walker Boyd, Terry Burman, Dale Hilpert, Lesley Knox, Brook Land, Mark Light, Robert Walker, Russell Walls and Sir Malcolm Williamson (Chairman). Details of the current directors are shown on page 51.

The shareholder information section on pages 129 to 143 contains further information on the appointment and powers of the directors.

Independence of non-executive directors
The Board has considered the independence of all of the non-executive directors in relation to the UK Combined Code and has concluded that each is independent, including Mr. Land, notwithstanding that he has served on the Board for longer than nine years. The non-executive directors and the Board as a whole have considered Mr. Land’s position and have concluded that he performs effectively and has demonstrated his objectivity and his commitment. The Board continues to value Mr. Land’s contribution. However Mr. Land has indicated his intention to retire from the Board at the conclusion of the annual general meeting to be held in 2008 and will therefore not be offering himself for re-election.

Directors’ remuneration, service contracts and share interests
Details of directors’ remuneration, indemnities, service contracts (including compensation for loss of office) and the interests in the share capital of the Company of the directors and their immediate families at 2 February 2008 are given in the Directors’ remuneration report on pages 67 to 79.

Share capital
Details of the structure of the Company’s share capital are in note 22 to the financial statements on page 108. The shareholder information section on pages 129 to 143 contains further information on voting and other rights in respect of the Company’s shares.

Substantial shareholdings and control of the Company
Details of substantial shareholdings and control of the Company are as set out on pages 131 and 132

Allotment of equity securities
Other than in relation to the redenomination of the share capital effective from 5 February 2007 (see note 22 for details) and the exercise of options as set out in note 27 on page 114, there were no equity securities allotted during the year.

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Report of the directors (continued)

Social, ethical and environmental matters
Matters relating to these issues, including employees, payment of creditors and charitable and political donations, are set out on pages 61 to 66.

Payment policy
In respect of supplier payment, Group policy is that the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, rather than following any particular code or standard on payment practice (see Company Information on page 126 regarding the number of days purchases outstanding). Accordingly suppliers are aware of the terms of payment and it is Group policy to ensure that payments to suppliers are made in accordance with these agreed terms.

Significant agreements – change of control
The Companies Act 2006 requires the Group to disclose the following significant agreements that take effect, alter or terminate on a change of control of the Company:

Facilities Agreement
On 28 September 2004, the Company and certain of its subsidiaries (as guarantors) entered into a revolving facilities agreement (the “Facility Agreement”) with Barclays Capital, HSBC Bank plc, The Royal Bank of Scotland plc and Wachovia Bank N.A. (as mandated lead arrangers) and certain other financial institutions as lenders (the “Lenders”), pursuant to which the Lenders agreed to make available to the Company $390 million to refinance certain of its existing financial indebtedness and for its general corporate and working capital purposes (the “RCF”). Under the terms of the Facility Agreement, the Lenders can require all amounts outstanding under the RCF to be repaid if there is a change of control of the Company.

Note Purchase Agreement
On 30 March 2006, the Company entered into a note purchase agreement (the “NPA”) with the purchasers defined therein (the “Purchasers”), pursuant to which the Company issued and sold an aggregate amount of US$380 million senior notes to the Purchasers (the “Notes”). Pursuant to the NPA, the Company is obliged to offer to prepay the Notes if there is a change of control of the Company and, on the date of that change of control, the Company does not have an investment grade rating itself, and does not have securities with an initial maturity of five years or more, which are rated by an internationally recognised credit rating agency.

Purchase of own shares
At the annual general meeting of the Company held on 8 June 2007, the shareholders gave the Company authority to purchase, in the market, up to 170,345,896 shares of 0.9 cents of a US dollar each in the Company at a minimum price of 0.5 pence per share and a maximum price of 105% of the average of the market values derived from the London Stock Exchange Daily Official List for the preceding five business days.

During the financial year the Company purchased 12.2 million shares at a weighted average price of 121.2 pence. The authority expires at the forthcoming annual general meeting and a resolution to renew it will be proposed at that meeting.

Pension funds
Information about the Group’s pension schemes is set out in the Financial review section on page 39, the Risk and other factors section on page 49 and in note 21 on page 104. Information about pension arrangements for executive directors is set out in the Directors’ remuneration report on pages 67 to 79.

Indemnities
Certain US subsidiaries of the Company had constitutions and by-laws that provided indemnities to directors which although conforming to local laws and practice, in some respects exceeded what would be permitted under English law if they were UK companies. To ensure compliance with the UK Listing Rules the Company, following discussion with the UKLA, amended the existing constitutions and by-laws of all relevant US subsidiaries to cap any such indemnity (to the extent that it exceeds what is permitted under English law) at the lower of (a) 4.99% of the market capitalisation of the Company; and (b) 24.99% of the average profits of the Company for the last three years, each as calculated in accordance with the UK Listing Rules.

The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under English law.

Auditor
The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the Company will be submitted to the annual general meeting.

Disclosure of information to the auditor
Each of the directors at the date hereof confirms that:

(a)	so far as they are aware, there is no relevant audit information of which the Company’s auditor is unaware; and

(b)	they have taken all the steps that he or she ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.

New York Stock Exchange (“NYSE”)
The Company’s shares are listed on the NYSE in the form of an American Depositary Share (“ADS”). Each ADS represents ten ordinary shares.

Annual general meeting
The annual general meeting is to be held at 11.00 a.m. on 6 June 2008 at The Café Royal, 68 Regent Street, London W1B 5EL.

A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

By order of the Board
Mark Jenkins
Group Company Secretary
9 April 2008

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Responsibility statement of the directors in respect of the annual financial report

We confirm that to the best of our knowledge:

–	the Group and parent company financial statements, prepared in accordance with the applicable United Kingdom law and in conformity with IFRS, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

–	the Business Review includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board by:

Terry Burman Group Chief Executive

Walker Boyd Group Finance Director

9 April 2008

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Corporate governance statement

The Board
The Board has as its prime objective the sustainable enhancement of business performance and shareholder value. It carries the responsibility for determining all major policies, for ensuring that effective strategies and management are in place, for assessing the performance of the Group and its senior management and for reviewing the system of internal controls, and setting policy relating to social, ethical and environmental matters (see pages 61 to 66). The Board also seeks to present to shareholders, potential investors and other interested parties a balanced and coherent assessment of the Company’s strategy, financial position and prospects. The Board retains responsibility for a range of specific matters including approval of the annual report and other documents circulated to shareholders by the Company; quarterly and annual results announcements; other trading statements; distribution policy; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; risk management; budgets; long range plans; senior executive appointments; succession planning and corporate governance.

The Board monitors all developments in corporate governance, including the UK Combined Code, the NYSE Listing Standards, SEC requirements and the Sarbanes-Oxley Act. The Board reviews its performance and procedures in the light of changing expectations regarding best practice and makes amendments, where it believes appropriate, to take account of them.

The formal schedule of matters reserved for the Board is reviewed annually and the division of responsibilities between the Chairman and the Group Chief Executive is set out in writing and agreed by the Board. In summary, the Chairman is responsible for:

•	the effective running of the Board, including the evaluation of its performance and that of the individual directors, and the Board’s compliance with corporate governance;
•	the review, prior to their presentation to the Board by executive management, of strategy, medium term plans and annual budget;
•	reviewing, prior to their presentation to the Remuneration Committee, the recommendations of the Group Chief Executive regarding the remuneration of senior executives and for making a recommendation regarding that of the Group Chief Executive;
•	maintaining contact with major shareholders to understand directly their issues and concerns;
•	keeping the non-executive directors appropriately informed of developments within the business and shareholders’ attitude to the Group; and
•	the reputation of the Group, and representing it both internally and externally.

The Chairman is also a member of the Nomination and Corporate Governance, and Remuneration Committees.

In summary, the Group Chief Executive is responsible for:

•	the executive leadership of the Group;
•	the development, and presentation to the Board, of strategy, medium term plans and budgets;
•	within this framework, the performance of the business;
•	compliance with legal and corporate governance requirements, together with the social, ethical and environmental principles of the Group; and
•	making recommendations on the appointment and remuneration of senior executives and management development.

The Board met eight times in 2007/08, including five extended sessions of more than one day. All directors attended all meetings of the Board with the exception of Messrs. Light, Walker, and Walls each of whom was not present at one meeting and Mr. Anderson who was not present at three meetings.

The Board currently consists of eleven directors: the Chairman, four executive directors (the Group Chief Executive, the Group Finance Director and the Chief Executives of the UK and the US divisions) and six independent non-executive directors, one of whom is nominated as the senior independent director. Incumbents are identified on page 51. Directors are subject to election at the first annual general meeting after appointment and then to re-election by shareholders at no more than three yearly intervals. Whilst the Board is of the view that fixed terms of appointment are not as important as the particular contributions being made by the individual non-executive directors in deciding their terms of office, the Board has applied fixed three year terms to non-executive directors’ appointments. Notwithstanding this, the performance of each director is reviewed annually. Any non-executive director who has served on the Board for nine years since first being elected as a non-executive director must stand for annual re-election.

The mix of skills and business experience of the directors is considered to be appropriate for the proper and efficient functioning of the Board. The terms of reference of the Nomination and Corporate Governance Committee include the regular review of the composition and balance of the Board. No one individual has unfettered powers of decision and no individual or grouping is in a position to unduly influence the Board’s decision making. The non-executive directors meet regularly without the executive directors being present. They also meet, chaired by the senior independent director, occasionally without the Chairman being present.

On appointment new directors take part in an induction programme and are given an opportunity to familiarise themselves with the Group’s business, procedures and investor perceptions. In addition to meeting with management this process includes briefings from the Group’s external auditor, lawyers, financial advisers and stockbrokers. Directors are kept informed of the latest developments and best practice in corporate governance and attend relevant courses or receive appropriate training to equip them to carry out their duties. The non-executive directors are given regular opportunities to see the operations of the business and to meet management and staff.

All directors receive written reports in a timely manner prior to each meeting which enables them to make informed decisions on the issues under consideration. The performance of the Board, its Committees and individual members is rigorously monitored to ensure that each director continues to contribute effectively and demonstrates commitment to the role. The Board has a formal written procedure for the evaluation process which is conducted by the Chairman in conjunction with the senior independent director and the

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Group Company Secretary. It consists of a questionnaire, completed by the directors, followed by a structured discussion planned to explore the responses and any other matters raised during the process.The process is designed to help in assessing the future development needs of the Board and the directors. The performance evaluation of the Chairman is led by the senior independent director and takes into account the views of both the non-executive and executive directors.

The Group Company Secretary is responsible, through the Chairman, for advising the Board on all governance matters and ensuring that Board procedures are followed. All directors have access to his advice and service. There is also a procedure for directors to take independent advice in the course of their duties, if considered appropriate, at the Group’s expense.

Board committees
Certain matters are delegated to Board committees, each with defined terms of reference, procedures, responsibilities and powers. The principal committees are the Audit, Nomination and Corporate Governance, and Remuneration Committees.

The Audit Committee
The Audit Committee has written terms of reference which are reviewed annually and are available on request from the Group Company Secretary and on the Group’s website. The Audit Committee’s responsibilities include the review of the appropriateness and effectiveness of the Group’s accounting policies and financial procedures and oversight of the external auditor’s work, including the scope and result of the audit. The Audit Committee also reviews the effectiveness of the internal auditors, the Disclosure Control Committee and the Group’s whistleblowing procedures. An extensive review of the internal audit function was performed by an independent external party in 2007/08. The scope of this effectiveness review was agreed with senior management and the Audit Committee and was conducted in accordance with the guidelines set out by the Institute of Internal Auditors. The results were communicated to, and discussed with, all relevant parties upon completion of the fieldwork. The conclusion was that internal audit was providing an effective service to the Company. A number of recommendations to build on the divisional structure of Internal Audit, reinforcing the independence of the function through its reporting relationships with Group executives and non-executive directors, were also implemented.

The Audit Committee reviews the whistleblowing procedures twice a year, which includes receiving reports on all matters raised and on actions taken. The Audit Committee also reviews the effectiveness of the Group’s internal control and risk management procedures and reports to the Board on these matters. This review is based on a report submitted via the Risk Management Committee which includes the Group’s prioritised risk register, and annual written self-certification statements prepared by the operating divisions and head office departments, which confirm the extent of their compliance with all material internal financial operating and disclosure controls. These statements are prepared by the divisional finance directors on behalf of each operating division and are reviewed by senior divisional executives, Group management and the Audit Committee. In addition to the management self-certification process, the Audit Committee receives regular updates on divisional and Group based internal audit activity throughout the year and reviews reports submitted to the Board by the Group’s external auditor. Quarterly Risk Management Committee reports are also provided to the Chairman of the Audit Committee and a member of that Committee is in attendance at each Risk Management Committee meeting. The Audit Committee reviews, discusses with management and approves for submission to the Board, all Group audited accounts, as well as selected trading statements and internal financial reports.

The external auditor’s objectivity and independence is monitored by the Audit Committee which also has the primary responsibility for making a recommendation on the appointment of the external auditor, the determination of its fees and making an annual assessment of its independence (including consideration of a written disclosure by the external auditor of all relationships that they have with the Group). The planned rotation of partners and staff of the external auditor, together with a cooling off period before anyone from the external auditor joins the Group, also assist in maintaining the independence of the external auditor. The Audit Committee has reviewed and approved a policy for the provision of audit and non-audit services by the external auditor which is compliant with the requirements of the Sarbanes-Oxley Act. The policy requires that the Audit Committee approves in advance all audit and non-audit work carried out by the external auditor (subject to a de minimis amount, this being then reported to the Audit Committee on a quarterly basis). The approval process requires disclosure of the objectives and scope of services to be performed in addition to the fee structure. The Audit Committee also reviews all approved services and fees at subsequent meetings. See page 92 for details of fees paid to the external auditor.

The Audit Committee has an established channel of direct communication with the external auditor who normally attends meetings except in relation to certain aspects of their own appointment, assessment of their independence and determination of their fees. The Chairman, the Group Chief Executive, the Group Finance Director and others attend the meeting by invitation. The Audit Committee meets at least once a year with both the external auditor and internal auditors without executive management being present. The Audit Committee also meets on two occasions during the year with divisional management to assess the risk and internal audit functions of both of the divisions and for the purpose of being briefed on business and technical developments. The Business Risk Assurance Manager also reports to the Committee on the processes in relation to the review of business risks.

All members of the Audit Committee are independent, as defined by the UK Combined Code, the SEC and the NYSE and the only remuneration members of the Audit Committee receive, from the Group, is as directors. Russell Walls is Chairman and an “audit committee financial expert” as defined by the applicable SEC regulations. During the year the Audit Committee consisted of Dale Hilpert, Brook Land and Russell Walls all of whom have significant financial experience either as a result of positions held in other companies or from advising on such matters. The Group Company Secretary acts as secretary to the Audit Committee. The Audit Committee met nine times in 2007/08, including a meeting entirely dedicated to the consideration of corporate governance matters and there was full attendance at all meetings.

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Corporate governance statement (continued)

The Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee has written terms of reference which are reviewed annually and are available on request from the Group Company Secretary and on the Group’s website. The Nomination and Corporate Governance Committee has responsibility for reviewing the composition and balance of the Board and its committees, as well as Board and senior management succession. It also makes recommendations to the Board on all new Board appointments and nominations for re-election as directors. The Nomination and Corporate Governance Committee also assists the Board in the consideration and development of appropriate corporate governance guidelines.

Once the Nomination and Corporate Governance Committee has agreed a job specification, the services of external recruitment agencies are used to identify suitable candidates for senior executive posts and for all Board appointments. The Nomination and Corporate Governance Committee carries out interviews with such individuals in accordance with a formalised process, particularly with regard to the performance evaluation procedures for individual directors. The review of any non-executive director, who is serving beyond six years from first being elected to the Board, is considered with particular care. No director is involved in any decision about his own re-appointment. The procedure for the election of directors is laid out on page 51.

When the role of the Chairman or any matter relating to succession to that role is discussed, the Chairman may be consulted, but the responsibility for preparing a job specification and making any recommendation to the Board rests solely with the independent non-executive directors of the Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee also reviews a number of other senior appointments within the Group, such as that of the Group Company Secretary. The senior independent director chairs the Nomination and Corporate Governance Committee. During the year the Nomination and Corporate Governance Committee consisted of Robert Blanchard, Brook Land and Sir Malcolm Williamson. The Group Company Secretary acts as secretary to the Nomination and Corporate Governance Committee, which met seven times in 2007/08 and there was full attendance at all meetings.

The Remuneration Committee
The role of the Remuneration Committee is discussed in the Directors’ remuneration report on page 67.

Further details regarding the chairmen and members of these Committees are set out on page 51.

Executive management
The Group comprises two separate operating divisions, one in the US and one in the UK, each with a separate executive committee which meets regularly. The Group Finance Director and the Chief Executives of the UK and US divisions report to the Group Chief Executive.

The executive management is responsible to the Board for the performance of the Group and its compliance with the internal policies and procedures set by the Board. As part of this responsibility the executive management regularly reports to the Board on the performance of the Group, the competitive environment and its relations with stakeholders.

Business strategies; long range plans; budgets; acquisitions, disposals, material agreements and capital expenditures outside predetermined limits set by the Board; and internal policies and procedures are presented to the Board by executive management for consideration. Within this approved framework the executive management is responsible for the day to day running of the business including: merchandising; store operations; human resource management and planning; marketing; real estate; financial reporting; treasury management; risk management; tax management; social, ethical and environmental matters; and communications with investors.

Business conduct and ethics
Signet strives to act in accordance with the laws and customs of each country in which it operates; to adopt proper standards of business practice and procedure; to operate with integrity; and to observe and respect the culture of each country in which it operates. To that end, the Group has adopted a Statement of social, ethical and environmental Principles described on pages 61 to 66 and supporting policies applicable to all officers and employees of the Group and complies with the requirements of the NYSE. In addition, it has a policy on business integrity, as well as more detailed guidance and regulations in the Group’s staff induction, training and operational procedures. These policies meet the UK corporate governance requirements and the requirements of the NYSE, and include a code of business conduct and ethics.

A code of ethics which meets the requirements of the Sarbanes-Oxley Act, covering the Chairman, the Group Chief Executive, the Group Finance Director and senior officers, is also in place. These codes are available on request from the Group Company Secretary and on the Group’s website – www.signetgroupplc.com.

Relations with shareholders
The Board recognises the importance of relations with shareholders and communicates regularly with them about the Group’s strategy, financial performance and prospects. It does this through documents distributed to shareholders, stock exchange announcements and in meetings. Presentations on quarterly and annual results and the Christmas trading statement are open to all interested parties, including private shareholders, through the use of teleconferences and web casting. Other presentations are available on the Group website.

The Board recognises that the prime opportunity for private investors to question the Board is at a general meeting of shareholders. All of the directors are required to attend the annual general meeting and the chairmen of the Audit, Nomination and Corporate Governance and Remuneration Committees, in addition to the Chairman of the Board, are available to answer questions relating to the function of their respective Committees. All of the directors attended the 2007 annual general meeting.

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The Group Chief Executive, the Group Finance Director and the Investor Relations Director carry out an extensive programme of meetings with institutional investors. The Chairman and the senior independent director are also available to meet with investors from time to time. Major shareholders are offered an opportunity to meet new non-executive directors following the appointment of the individual.

Shareholders who wish to send communications to the Board of directors, the Chairman or any other individual director may do so in writing, addressed to Mark Jenkins, Group Company Secretary at 15 Golden Square, London W1F 9JG, UK.

The Board is kept informed of investment market attitudes to the Group by receiving regular reports on investor relations, copies of brokers’ research, press cuttings and third party surveys of investor perceptions.

Compliance statement and Combined Code
The NYSE corporate governance requirements are not mandatory for foreign private issuer companies such as Signet. However, the Group has chosen in general to comply as a matter of best practice.

In a limited number of areas the Group, as permitted by the NYSE rules, has elected to defer to the UK corporate governance practices. This is permissible provided significant variations are explained. An explanation of those variations, which relate to the Chairman’s membership of Committees, can be found on the Group’s website.

The Board considers that it has complied throughout the year with the provisions of the UK Combined Code required to be observed by companies and complies with the NYSE rules, other than in those cases where the variations have been explained.

Internal controls
The UK Combined Code requires that the directors review the effectiveness of the Group’s system of internal controls including the following areas:

•	Financial
•	Operational
•	Compliance
•	Risk management

The Board considers that it has complied with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code (“the Turnbull guidance”) published in September 1999) throughout the year and up to the date of approval of this Annual Report & Accounts. In addition, during the year the Board continued to take steps to ensure continued compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Group Chief Executive and the Group Finance Director will, as they did in previous years, sign the applicable certifications required by the Sarbanes-Oxley Act when the Annual Report on Form 20-F is filed with the SEC.

The Board exercises ultimate responsibility for the Group’s system of internal controls and for monitoring its effectiveness. The internal controls system is designed to safeguard shareholders’ investments and the Group’s assets, both tangible and intangible, including the reputation of the Group with its various stakeholders. Procedures are in place to ensure the maintenance of proper accounting records, the reliability of the financial information used within the business or for publication and the determination of disclosure obligations and of materiality. These procedures also cover disclosure on a timely basis of information to the investment markets. However, such procedures are designed to manage rather than wholly eliminate the risk of failure to achieve business objectives and can provide only reasonable, not absolute, assurance against material misstatement or loss.

Signet’s disclosure control procedures are designed to help ensure that processes and procedures for information management are in place at all levels of the Group. The disclosure control procedures aim to provide reasonable assurance that any information disclosed by the Group is recorded, processed, verified, and summarised appropriately and on a consistent basis. The procedures are also designed to provide reasonable assurance that information is accumulated and communicated to management to allow timely decisions to be made regarding required disclosure. The Group’s Disclosure Control Committee, which has formalised terms of reference, consists of the Group Finance Director, the Group Company Secretary, the Investor Relations Director and the Group Financial Controller who consult with the Group’s external advisers and auditor, as necessary. These procedures are designed to enable Signet to make timely, appropriate and accurate public disclosures. The activities and findings of the Disclosure Control Committee are reported to the Audit Committee.

Key procedures designed to provide effective internal controls are:

•	Control environment – control is exercised through an organisational structure with clearly defined levels of responsibility and authority together with appropriate reporting procedures, particularly with respect to financial information, capital expenditure, investment, granting of guarantees and the use of treasury products (see page 49 for more detail) as well as health, safety, environmental and customer service issues.

•	Reporting and information systems – the Group has a comprehensive budgeting and strategic planning system with an annual budget and strategic plan approved by the Board. Reported monthly trading results and balance sheets include the corresponding figures for the budget or revised forecast and for the previous year. Any significant variances are examined by divisional operating management and discussed with Group management, with action being taken as appropriate. A forecast of the full year’s results is updated regularly, based on performance to date and any changes in outlook. The executive directors regularly report to the Board on the development of the business, the competitive environment and any material breaches of procedure. Through these mechanisms, the Group’s performance is continually monitored, risks identified in a timely manner and their implications assessed.

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Corporate governance statement (continued)

The Group, as part of its continuous review of procedures, has taken steps to strengthen, as appropriate, resources committed to meeting the increasing demands of corporate governance, to comply with the Sarbanes-Oxley Act, to monitor and address evolving and more complex accounting standards, including changes in the application and interpretation of US GAAP. The Group further strengthened its Group Finance function during 2007/08 reflecting the increasing demands of IFRS accounting and US GAAP requirements.

The Group issues both sales and financial results on a quarterly basis. The external auditor reviews the quarterly and half year statements and Christmas trading statement and presents reports to the Audit Committee for consideration.

•	Risk management – the identification of major business risks is carried out in conjunction with operational management and appropriate steps are taken to monitor and mitigate risks. The Business Risk Assurance Manager co-ordinates risk management information and processes; the Business Risk Assurance Manager is responsible for assessing the day to day risk management processes and internal control structure for the Group, ensuring such processes satisfy the applicable standards in the UK and US. His findings are reported to the Audit Committee. The Risk Management Committee has written terms of reference approved by the Board and is chaired by the Business Risk Assurance Manager. Its members include the Group Finance Director, senior divisional executives, the divisional heads of internal audit with a member of the Audit Committee in attendance and it meets at least four times a year. Matters considered by the Risk Management Committee include reviews of the Group’s risk register, emerging issues, new regulations and the activity of the internal audit function. The external auditor and the Chairman of the Audit Committee receive copies of the papers submitted to the Committee. A report from each Risk Management Committee meeting highlighting any material non-compliance or emerging issue, is considered by the Board in a timely manner. In order to provide a formal forum for risk assessment, risk and control committees have been established at both divisional and corporate level. The divisional committees are chaired by the divisional Chief Executives and the corporate committee is chaired by the Group Finance Director. Each committee has formalised terms of reference and involves participation by the executive management teams and the Business Risk Assurance Manager to ensure a consistent approach and provide a level of independent challenge.

•	Control procedures – each operating division maintains documented financial and operating controls as well as procedures appropriate to its own business environment and in conformity with Group guidelines. During the year documented Group policies and procedures were enforced. Each of the operating divisions has an internal audit function which primarily reviews the processes in the store operations but also reviews central service functions. Internal audit reviews of Group functions are carried out by an external company. The work of internal audit is monitored by senior divisional executives, and/or Group management, the Risk Management Committee and the Audit Committee.

There have been no changes in the Group’s internal controls over financial reporting during the period covered by this Annual Report
& Accounts that have materially affected, or are reasonably likely to materially affect, those controls.

•	Reviews of effectiveness – the Board, in addition to receiving summaries of the Risk Management Committee reports, annually reviews the effectiveness of the internal controls system on the basis of a report from, and the recommendation of, the Audit Committee. The Disclosure Control Committee reports to the Audit Committee on a quarterly basis as to the effectiveness of the disclosure control procedures.

Based on their review of the Group’s disclosure controls and procedures, as of the end of the period covered by this Annual Report & Accounts, and in accordance with the requirements of Section 302 of the Sarbanes-Oxley Act, the Group Chief Executive and Group Finance Director have concluded that the Group’s current disclosure controls and procedures are effective to provide reasonable assurance that information regarding the Group is recorded, processed, summarised and reported and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting
As a foreign private issuer Signet is required to comply with applicable US regulations, including Section 404 of the Sarbanes-Oxley Act 2002.

In accordance with the requirements of Section 404 of theSarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended. The Group’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliation required under US GAAP. As a result of its inherent limitations, Signet’s internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements would be prevented or detected.

Signet’s management conducted an evaluation of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based on this evaluation, management believe that Signet’s internal control over financial reporting was effective as of 2 February 2008.

KPMG Audit Plc, which has audited the consolidated financial statements of the Group for the fiscal year ended 2 February 2008, has also audited the effectiveness of internal control over financial reporting. An unqualified opinion has been issued thereon, the details of which are included within the Form 20-F.

Certifications by the Group Chief Executive and Group Finance Director as required by the Sarbanes-Oxley Act are submitted as exhibits to the Form 20-F.

60	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

Social, ethical & environmental matters

Introduction
Signet recognises that many different stakeholders have an interest in its activities, and that the Group’s success is dependent on the strength and effectiveness of its relationship with them. Signet’s approach to the governance of social, ethical and environmental (“SEE”) matters, its framework of principles and policies, its relationship with key stakeholder groups and major initiatives that have occurred in 2007/08 are set out below.

Governance of SEE matters
The Group has a formal SEE governance framework with SEE principles and policies being included in the schedule of matters reserved for the Board. The Group Chief Executive has been designated as the director responsible for SEE matters including those relating specifically to climate change, and reports to the Board on a regular basis.

The Group SEE Committee (“SEE Committee”), chaired by the Group Company Secretary, and consisting of senior managers from the UK and US, has responsibility for the implementation of the various aspects of the SEE principles and policies, including climate change initiatives, through a programme approved by the Board. Both the US and UK have a divisional SEE committee, members of which make up the SEE Committee and are drawn from the merchandising and buying, human resource, corporate communication, finance and internal control functions. The SEE Committee meets at least four times a year. The Group Company Secretary reports to the Group Chief Executive regarding the Committee’s work.

Matters for which the SEE Committee has responsibility include:

•	identification of significant risks to the Company’s short and long term value arising from SEE matters;
•	ensuring that the Board has adequate information to take account of material SEE matters;
•	development of relevant SEE principles and policies for consideration and approval by the Board;
•	implementation of the SEE programme agreed by the Board;
•	reviewing systems for managing significant SEE risks;
•	benchmarking the SEE performance and reporting of the Group against other general retail sector companies; and
•	preparation, for review and approval by the Board, of public SEE disclosures and reporting.

The procedures for SEE risk management are embedded within the management structure of the Group. SEE risks are discussed in ‘Risk and other factors’ on pages 44 to 50.

Signet has important relationships with a wide range of different stakeholders, including shareholders, customers, employees, suppliers and communities. The Group engages with these stakeholders in a number of ways, including consumer research, customer service facilities, employee attitude surveys, supplier relationship management systems, investor relations programmes and participation in civic and community activities. In addition, Jewelers of America (the US speciality jewellery retail trade association) engages with stakeholders in the industry, including non-governmental organisations, trade unions, producers and manufacturers, governments and consumer groups, on major issues. Signet is the world’s largest speciality jeweller. However, its share of the worldwide jewellery and watch market is less than 3% of the total. Therefore, it is the Group’s belief that it can be most effective in influencing improvements in the supply chain by working with other industry representatives who together can, by concentration into a single industry voice, be representative of many aspects of the supply chain and use their combined influence in working to improve it as a whole. In support of this position, the Group Chief Executive is on the Board and is Chair Elect of Jewelers of America and chairs its Ethical Initiatives Committee. He is also a director of the Council for Responsible Jewellery Practices (“CRJP”) (as is the Group Company Secretary), and during 2007 chaired the World Diamond Council (“WDC”) Consumer Awareness Advisory Committee.

Principles and policies framework
The Board has adopted a Statement of SEE Principles (“Principles”) outlining the Group’s policy to operate as a profitable and reputable speciality jewellery retailer, the Group’s responsibilities to various stakeholders and the SEE principles by which it operates. The Principles cover the following areas:

•	accountability to stakeholders;
•	business integrity;
•	human rights;
•	labour standards;
•	health and safety;
•	the environment; and
•	community.

The Group has a Supplier Code of Conduct (“Supplier Code”) and policies on business integrity, health and safety, the environment and labour standards. The Principles, Supplier Code and other policies are now incorporated, as appropriate, into the Group staff induction process and operational procedures within the business. More detailed information is available on the Group’s website (www.signetgroupplc.com).

Signet’s principles and policies are intended to provide a framework with which the divisional policies and procedures conform. They do not replace detailed divisional policies and procedures.

Developments in 2007/08
During the year the Group:

•	enhanced its internal controls to ensure credible internal monitoring and third party assessment of processes supporting implementation of the Kimberley Process Certification System (“KPCS”) and the WDC system of warranties which were designed to eliminate conflict diamonds from the legitimate diamond trade, details of which are set out on page 63;
•	maintained its active involvement with the Council for Responsible Jewellery Practices to ensure consumer confidence in the diamond and gold jewellery supply chain;

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Social, ethical & environmental matters (continued)

•	continued the development and implementation of climate change initiatives across the Group;
•	continued to expand the scope and enhance the methodology for the collection and validation of environmental data, including development of new KPIs and data collection processes for “indirect scope 2 greenhouse gas emissions”;
•	continued to increase its communication of SEE matters with stakeholders, including employees, industry participants, investors and non-governmental organisations; and
•	continued the development of the formalised community affairs programme.

Our stakeholders
Signet’s commitments to various stakeholders are articulated in the Principles. These are summarised below:

Shareholders
Signet’s aim is to deliver an acceptable growth in value to shareholders which is sustainable, thereby protecting shareholders’ short and longer term interests. The Group’s responsibilities to shareholders are set out in more detail in the Corporate governance statement on page 58. The Group is committed to maintaining open dialogue with its shareholders on SEE and other matters. Signet has been a member of the FTSE4Good UK Index (the “index”) since its launch and endeavours to meet the changing criteria of the Index. The Index has recently enhanced its requirements for environmental management, as well as introducing criteria relating to climate change and bribery and corruption. Signet has successfully met all new and applicable Index criteria, thereby retaining its inclusion.

Customers
Signet’s mission is to meet, and where possible exceed, customer expectations through a high standard of customer service, high store standards, and by offering real choice and value. In doing so the Group endeavours to maintain product integrity by ensuring the quality of Signet’s products and by offering merchandise that is responsibly sourced, and is in compliance with its obligations under the KPCS and the WDC system of warranties.

The Group’s policy is that all customers should be treated with respect and warmth. Sales training programmes include modules on treating all customers with respect generally. The Group has customer service departments, complaint resolution processes, mystery shopper programmes and conducts market research to gain a better understanding of customer requirements. In the US division there is also a monthly customer satisfaction index for each store and a similar programme has been successfully tested in the UK.

Employees
Employees are key to Signet’s ability to achieve its objectives and mission. Therefore teamwork, integrity, communication, and fair treatment of employees all play an important part in the way the Group operates. Furthermore, Signet’s ability to operate in accordance with its Principles is dependent on its employees’ understanding of them and the way in which the Principles have an impact on their respective roles and responsibilities.

Signet considers its relationship with its employees to be excellent and values honest, open and constructive two-way communication throughout the organisation. This is achieved through store, area and regional management meetings in addition to staff opinion surveys, feedback reports and staff meetings. These procedures facilitate consultation during which the views of employees can be expressed and taken into account in decisions likely to affect their interests. Staff are kept informed of the Group’s performance and objectives through management contact supplemented by staff publications in both the UK and US. The involvement of employees in the Group’s results is encouraged through participation in performance-related incentive payment schemes and savings-related share option schemes which include all Group employees subject to minimum employment requirements. The Group does not restrict or discriminate against employees who wish to be covered by collective bargaining agreements.

The Group’s policy is not to tolerate any form of unlawful discrimination on any grounds or at any level. In respect of people with disabilities, full and fair consideration is given to employment, opportunities for training, career development and promotion according to their skills and capacity. There are well established dispute resolution procedures in both divisions. The services of any existing employees who become disabled are, where possible, retained and appropriate training is arranged for them wherever possible. The Group assigns responsibility for human resource matters, including health and safety, to divisional executive management committees. Both the UK and US operations have established systems which include the provision of training and development opportunities at all levels of the organisation. See pages 17 and 27 for further details.

Performance indicators relating to employee relations have been agreed and baseline data was collected in 2007/08 and will continue to be collected in 2008/09.

Supply chain
The Group recognises that stakeholders expect companies to exert influence, where possible, over vendors to ensure that SEE standards are upheld throughout the supply chain. The Supplier Code outlines Signet’s commitment to its vendors and the expectations it has of them. It includes requirements relating to legal compliance, health and safety and labour conditions, freedom of association, the environment, ethics and conflict diamonds. This Code is available at www.signetgroupplc.com. The Supplier Code applies to suppliers and agents with whom Signet deals directly and Signet regularly discusses its implementation with them. Those vendors and agents are encouraged to ensure that the Supplier Code is communicated throughout the supply chain. During 2007 Signet wrote to all priority sources of diamond and gold jewellery highlighting the importance it places on a responsibly managed supply chain and reminding them of the expectations it places on them as suppliers to Signet. The letter concluded that in the Group’s opinion the most efficient way of addressing supply chain issues is on an industry wide basis and that the best and most effective way of doing that is through the CRJP. Signet also actively encourages participants to join the CRJP at industry events.

Most of the raw and processed materials for the merchandise sold by Signet are traded on commodity exchanges or through multiple brokers and traders thereby making the original source difficult to trace. Signet believes that SEE risks at the mining, trading and secondary

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processing phases of the supply chain are more effectively managed through co-operation within the industry. Signet therefore actively participates in the CRJP and Jewelers of America in considering what action can be taken to set SEE standards and influence matters throughout the supply chain. Jewelers of America has adopted a Statement of Principles relating to SEE matters and a programme to communicate those principles to its members as well as having developed a supplier code for the industry reflecting those principles.

Signet is also working, where appropriate, with other trade bodies such as the WDC and the Jewelers Vigilance Committee to be better able to respond to SEE issues at an industry level.

Conflict diamonds
One of the specific issues facing the Group and the diamond sector is conflict diamonds. These are diamonds sold by rebel movements to fund military campaigns. The Group is a member of the WDC which, together with Jewelers of America and other industry members has worked with the United Nations, government bodies, commercial interests and civil society to introduce an effective system for the certification of the source of uncut diamonds. This system, known as the Kimberley Process Certification System was formally adopted in November 2002 and came into operation during 2003. Details regarding the KPCS are available at www.kimberleyprocess.com. The WDC also introduced a system of warranties for the trade in polished diamonds whereby the seller confirms that the diamonds comply with the KPCS. Details concerning the WDC are available at www.diamondfacts.org.

Following the adoption of the KPCS and the system of warranties, Signet wrote to all of its trade diamond and diamond jewellery suppliers requiring them to supply the Group only with merchandise that complies with the KPCS and the WDC system of warranties. Signet’s systems, procedures and documentation have been developed so that only diamonds that are certified in accordance with the KPCS requirements or the WDC system of warranties on invoices, annual agreements, or both are accepted from trade suppliers. As the Group develops its rough diamond sourcing and manufacturing capabilities, it has enhanced its KPCS processes in accordance with the requirements relating to rough diamond sourcing.

The Group has also trained its buying staff with regard to the KPCS and the WDC system of warranties requirements and briefed its sales associates on its operation. The audit of these procedures as required by KPCS, described below, is undertaken, and the audit results have confirmed the Group’s compliance.

An internal audit of the Group’s rough diamond trading is undertaken annually. A programme is developed each year before the audit commences and additionally includes the verification of the WDC system of warranty statements. After the field work is completed a formal audit report is produced in a similar way to any other internal audit and any actions are logged in a management actions register for follow up and consideration by the Group’s Risk Management Committee at its quarterly meetings. At the same time any points from the previous audit will automatically be followed up when the next annual audit is performed. Ultimately a summary report is submitted and reviewed by the Audit Committee.

As part of the programme internal audit teams visit every store at least once a year and through Signet’s compliance programme ask questions related to conflict diamonds which are formulated in a very specific manner aimed at seeking verification, or otherwise, of designated aspects of compliance including training of store staff. These questions are updated periodically to reflect new processes adopted by stores in response to current events. A monthly report is also submitted to the divisional executive committees on compliance levels of stores and responses to customer questions on conflict diamonds, so that any corrective action that may be required can be taken in a timely manner.

The internal audit results confirmed the Group’s compliance with KPCS and the system of warranties.

As a result of the rough diamond sourcing initiatives during 2006/07 the Group engaged a third party to review its systems for compliance with the requirements of the KPCS. Although Signet was not required to do so, the same third party was also engaged to review its compliance with the WDC system of warranties for polished stones and Signet’s internal training procedures and practices at both its US divisional office and stores.

To date a third party review of systems for compliance with the requirements of the KPCS has only been undertaken in the US division as that is where rough diamond sourcing has been carried out. In the UK, in addition to the implementation of management’s own processes, including internal audit assessments, an exercise to assist the UK division to evaluate its controls with regard to the WDC System of warranties applicable to polished diamonds in the UK, has been undertaken with a third party.

In February 2007, Amnesty International and Global Witness released the results of their International jewellery retail industry survey. The survey questioned 37 top retailers in the US and 42 in the UK. Signet was cited as an industry leader in terms of its processes for implementation of the WDC system of warranties due to its robust auditing processes.

The US division also keeps its systems for compliance with the US Patriot Act under regular review, updating its procedures where necessary.

As of November 2007, the Kimberley Process had 48 members, representing 74 countries, (with the European Community and its Member States counting as an individual participant) and accounted for approximately 99.8% of world diamond production. A further six countries affirmed their intention to join the Kimberley Process, while five more have all expressed their interest in future participation.

Since the formal adoption of the KPCS in November 2002, annual plenary meetings have been held to assess progress and consider additional steps to assist in enhanced implementation. At the fifth annual plenary in 2007 in Brussels, the Kimberley Process was further consolidated. The plenary noted that all 46 recommendations of the three year review that had been accepted in 2006 were either completed or well under way. These included the key issues of funding and resource requirements; further analysis; government oversight of industry; and the treatment of illegal shipments. Participants were asked to ensure stronger government oversight of rough diamond

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Social, ethical & environmental matters (continued)

trading and manufacturing. The Brussels Declaration on internal controls of participants with rough diamond trading and manufacturing capabilities which gives guidance on controls for record keeping, spot checks of trading companies, physical inspections of imports and exports and maintenance of verifiable records of rough diamond inventories was endorsed. Greater transparency has also been brought to the KPCS through the publication of diamond production and trade statistics, the production of a compendium of KPCS rules and decisions and the upgrading of the KPCS website. During 2007, the KPCS Working Group on Monitoring, completed the first round of peer review visits. A second round of review visits has now been launched, with a visit to Zimbabwe. The KPCS publicly released global statistics for the first time in 2007 and posted them on the KPCS website. More detailed data will be released in 2008. The plenary also approved a field visit plan for artisanal/alluvial producers and to improve internal controls and enhance local community involvement.

Industry initiatives
As already stated above Signet believes it can be most effective in influencing improvements in the supply chain by working together with other industry representatives. One such industry initiative where Signet is playing a leading role is the CRJP.

The Council for Responsible Jewellery Practices
The CRJP is an industry group representing the entire length of the diamond and gold jewellery industry supply chain from the mine to retail. More information is available on the CRJP website (www.responsiblejewellery.com).

In 2004 Signet was one of the signatories to a Statement of Intent that formed the basis of an agreement for further co-operation to promote increased consumer confidence and integrity in diamond and gold jewellery by promoting responsible business practices throughout the industry. As a result, during 2005, the CRJP was formed as a not for profit organisation whose members are participants in all aspects of the diamond and gold jewellery industry.

The CRJP for the first time seeks to bring together all participants of every aspect of the diamond and gold supply chain from mining to retail to promote responsible business practices. The CRJP aims to maintain consumer confidence in diamond and gold jewellery products and the trust of all interested stakeholders in their industry. The CRJP believes that a co-ordinated worldwide industry approach to improving business practices will provide increased clarity to the diamond and gold jewellery industry and be most effective in implementing the industry standards necessary to maintain consumer confidence and the integrity of the product.

The CRJP mission statement is to promote responsible practices relating to business ethics, social, human rights, and environmental performance throughout the diamond and gold jewellery supply chain, from mine to retail. In accordance with its mission the CRJP has developed a Responsible Practices Framework which consists of:

•	The Mission Statement: High Level Introduction to the purpose;
•	The Principles: Fundamental ethical, social, human rights and environmental standards;

•	Code of Practices: Detailed provisions under the Principles;
•	Guidance Documents: An overview of the content, processes and steps for implementing the Responsible Practices Framework; and an introduction and guidance on each of the issues to be monitored under the Code of Practices; and
•	Assessment Tools: mapping, centralisation and risk assessment, self assessment and monitoring workbook.

The CRJP will endeavour to implement its mission statement and, seek to reinforce confidence in the diamond and gold jewellery supply chain by:

•	the introduction of its Responsible Practices Framework, that will define the ethical, social and environmental standards according to which all members commit to conduct their business;
•	making it a condition of membership that members apply the Responsible Practices Framework through an implementation model the key feature of which will be independent third-party monitoring of member organisations from mine to retail;
•	working with industry participants to advise on business responsibility issues as they arise and by offering guidance on the use of the Responsible Practices Framework to implement responsible business practices;
•	promoting awareness and understanding of key ethical, social and environmental business responsibility issues by working with all stakeholders including, but not limited to, industry participants, trade organisations, governments, and civil society representatives;
•	acting as an advocate for business responsibility within the industry and developing initiatives to address ethical, social and environmental challenges through publicly and privately financed projects;
•	working with stakeholders and industry participants to continuously improve conformance with the standards and processes set out above and ensuring that they are relevant and achievable, while addressing key ethical, social and environmental challenges with due regard to the business objectives of the industry;
•	encouraging members to promote the adoption of the Responsible Practices Framework amongst their business partners; and
•	seeking to be inclusive and extending the opportunity for membership throughout the industry.

The CRJP remains dedicated to the objective of reinforcing consumer confidence in the diamond and gold supply chain. The Group believes it is in this forum that it can be most effective in considering environmental and supply chain issues and where, together with other industry constituents, it can more successfully promote responsible business practices in order to reinforce customer confidence and the integrity of the product. From an initial membership of fourteen companies there are now approximately eighty companies encompassing all aspects of the supply chain from the mining companies to retailers. A key membership requirement of the CRJP will be an independent assessment of compliance with the Code of Practices (in accordance with the Responsible Practices Framework) which was adopted after extensive consultation, in September 2006. The CRJP is currently developing the implementation system for the Responsible Practices Framework which is expected to be launched during the course of 2008/09. In anticipation of and in preparation for this assessment the Group in progressing its corporate responsibility

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agenda developed a self-assessment process against the Code of Practices during 2007, the results of which were favourable.

The Diamond Development Initiative
The Diamond Development Initiative aims to find sustainable methods to ensure that alluvial diamonds produced by artisinal methods are mined and distributed for the benefit of local communities and governments. Signet has contributed to a specific project of this initiative and continues to support it.

Madison Dialogue
The Madison Dialogue is a US based cross-sector initiative in which Signet participates. It promotes communication and collaboration within the jewellery sector among companies, both retail and miners; industry bodies such as Jewelers of America and CRJP; non-governmental groups and other interested parties. It seeks to encourage:

•	best practices;
•	sustainable economic development; and
•	verified sources of responsible gold, diamonds and other minerals.

Initiative for Responsible Mining Assurance
The Initiative for Responsible Mining Assurance (“IRMA”) is working to develop and establish a voluntary system to independently verify compliance with environmental, human rights and social standards for mining operations. It seeks to build on existing research, tools, and initiatives including the Framework for Responsible Mining, the ICMM Sustainable Development Framework, the Global Reporting Initiative and research conducted by the International Institute for Environment and Development, the Extractive Industries Transparency Initiative, the World Bank and the Mining Certification Evaluation Project. IRMA participants include mining companies, jewellery retailers, non-governmental organisations and trade associations including the CRJP and Jewelers of America, both of which represent Signet. It is hoped that IRMA will provide standards and an independent verification framework for mining operations that will be complementary to the CRJP Code of Practice.

Environment
The direct environmental impact of Signet’s operations is considered to be relatively low compared to many business sectors and to other retailers. An environmental impact review confirmed that:

•	jewellery has a very long life and is highly recyclable. Recycling takes place in respect of trade-ins, obsolete inventory, used watch batteries and certain packaging;
•	jewellery and watches have an extremely high value to weight ratio and value to volume ratio making transportation through the supply chain relatively low impact. The Group makes use of third party distributors and reusable containers for merchandise distribution;
•	the Group occupies relatively little space compared to other retailers of a similar market capitalisation and its sales density is above the jewellery sector average and, therefore, the Group has a smaller physical impact on the environment; and
•	Signet’s supply chain originates with the producers of the raw materials with whom the Group presently has little direct relationship but it is recognised that the extraction of minerals has an environmental impact that requires careful management by mining companies.

Notwithstanding the above, Signet takes its environmental performance seriously and seeks opportunities to improve it.

Climate change
Signet recognises that there is now broad international scientific consensus that man-made emissions of greenhouse gases are contributing to climate change, and that the economic costs of inaction far outweigh the costs of action. Further, the Group recognises that to combat climate change effectively action is required from all levels of society. Consequently, Signet is committed to playing a role in the transition to a lower carbon economy.

The Group has therefore begun the process of mapping climate change risks and opportunities to the business. The Group in 2007/08 continued to collect baseline data for energy usage and has expanded the greenhouse gas inventory to include emissions from business travel. This process helped to enhance environmental management systems and validate the previous year’s results as a basis for setting credible future performance targets. The Group continues to identify and implement initiatives to reduce energy usage.

During 2008/09 the Group will continue to collect and assess baseline data for energy use and greenhouse gas emissions and increase the scope of that collection process and review the methodology of the collection processes. The Group is focused on improving data to establish a more accurate emissions baseline. It is intended that this information will then be used to further develop the Group’s carbon reduction management plan, which will include performance targets.

The Group has been implementing eco-efficiency initiatives to reduce energy use since 2003 and continues to assess further opportunities to minimise resource use. Energy use in Signet’s retail stores accounts for a large proportion of its climate impact. To address this the Group is testing different energy efficient technology options for the building fabrics, lighting, heating and cooling and energy management in its stores. Over the past year the Group has undertaken a review of energy efficiency opportunities in the new model UK store designs and also undertook energy audits in representative stores in the US.

To ensure that the Group follows best practice in the management of its climate change impacts, it is currently assessing its position in relation to the climate change criteria introduced by FTSE4Good in February 2007. Although this criteria are currently not applicable to Signet because the business is not categorised as high or medium impact, Signet recognises the Index as a measure of best practice and continues to assess its position in relation to compliance.

Climate change and employee engagement
As the subject of climate change rises up the corporate agenda, driven by the gravity of the issue, increasingly it becomes important to enlist employees in the undertaking. This is especially so as there is evidence that employees themselves are showing a growing appetite to both better understand this complex issue and learn what they can do to reduce their own carbon footprints. As Signet seeks to strengthen its own response to the climate change challenge, primarily by focusing initially on the reduction of carbon emissions, in due course it intends increasingly to engage employees more directly on the subject of climate change. Therefore the Group is working to develop an employee engagement action plan specifically related to the issue of climate change.

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Social, ethical & environmental matters (continued)

SEE key performance indicators
Environmental data has been collated and trend data across environmental performance indicators is now available from 2002 to 2006 at Group and divisional level, both as absolute and ratio values.

Environmental impact monitoring
In 2007/08 the Group continued to collect baseline data for energy usage, greenhouse gas emissions, water consumption and waste disposal. This continuous monitoring has allowed analysis of trends across environmental key performance indicators. Between 2004 and 2006 the data shows a reduction in Group energy use, greenhouse gas emissions and water across a range of business metrics including turnover, shop floor area and employee numbers.

Resource efficiency initiatives
Work is being undertaken in both of the UK and US business divisions to identify opportunities to further reduce our energy consumption. The UK division is working with the Carbon Trust to gain expert advice on potential carbon reduction opportunities specific to its business. The Carbon Trust was set up by the Government in 2001 to accelerate the move to a low carbon economy by working with organisations to reduce carbon emissions and develop commercial low carbon technologies.

The US division has engaged a consulting firm to identify energy saving opportunities. In the US a detailed lighting analysis has been conducted and as part of a store and real estate project, obsolete ballasts have been replaced with new energy efficiency ballasts. A light standard, based on industry standards, has been set for the US divisional office and a lighting replacement programme began at the end of December 2006 for three buildings at the US divisional office and was completed during 2007/08. A number of other initiatives have also commenced relating to in-store energy efficiency programmes concerning light fixtures, reflective roofing materials and store signage. Moisture sensors have been installed in the irrigation system to conserve water use. The US divisional office recycling programme was also expanded,

Jewellery sector initiative
Further, the Group continues to work within the CRJP, the Jewelers of America, the Jewelers Vigilance Committee, the WDC, the Madison Dialogue and the Initiative for Responsible Mining Assurance and with other jewellery retailers in exploring ways in which the jewellery industry can use its influence to improve environmental performance related to mining.

Community affairs
Signet’s prime benefit to society is through the contribution it makes to the success and efficiency of the economies in which it operates, through the employment it generates both within the business and throughout its supply chain, the taxes it pays and the value it creates for shareholders. However both divisions have an active local community relationship programme and during 2007/08 various employment sourcing relationships with a number of community organisations relating to people who are disabled, being rehabilitated or suffering from development difficulties were further advanced. The US division received an award for being one of the top employers in the community for individuals with disabilities. Both divisions were involved in sponsorships with hospitals and quality of life community events for patients with terminal illnesses. In the UK various employee policies were introduced, allowing carers’ to apply for a career break of up to six months and for employees to volunteer up to two days paid leave to help a registered charity or cause. A diversity champion has also been appointed in both the US and the UK.

During 2008/09 community partnership initiatives will continue, aimed at strengthening employment opportunities for disadvantaged citizens. Community affairs activities will be maintained with the Group being committed to the support of charitable organisations.

Charitable support
Signet believes it is best to give support to a small number of specific charities rather than fragment its charitable giving. In the US, support is primarily given to The United Way, St. Jude Children’s Research Hospital and Jewelers for Children, the industry’s charity. In the UK, the Group primarily supports the Princess Royal Trust for Carers. During the period the Group made provision for total charitable giving of $4,516,000 (2006/07: $3,379,000). This included direct charitable contributions of $734,000 (2006/07: $766,000), of which $222,000 (2006/07: $242,000) was in the UK and $512,000 (2006/07: $524,000) was in the US, and marketing initiatives on both sides of the Atlantic resulting in additional charitable contributions of $3,782,000 (2006/07: $2,613,000). Support is given to the management of Carer Centres operated by the Princess Royal Trust for Carers. Assistance is also given to organisations that help the disadvantaged into employment in the vicinity of the Group’s US administrative and distribution centre in Northeast Ohio, such as United Disabilities Services, Mature Services and the Urban League.

No political donations were made in the US or the UK by the Group in the period (2006/07: $nil).

Human rights
Signet supports the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. The Group encourages support and respect for the protection of human rights within its sphere of influence. The Supplier Code sets out the Group’s expectation that suppliers should respect the Fundamental Conventions of the International Labour Organisation and the UN Declaration of Human Rights. Signet is working at a senior executive level to address human rights in the jewellery supply chain on an industry wide basis, through the CRJP described above.

66	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

Directors’ remuneration report

Information contained in sections and figures marked ß has been audited.

The role of the Remuneration Committee
The Remuneration Committee’s role is to set the remuneration policy for executive directors and other senior executives and to ensure that they are fairly rewarded for their individual contributions to Group performance, having due regard for the interests of shareholders, the financial and commercial health of the Group and pay and conditions throughout the Group. It is also the role of the Committee to ensure that the Group’s remuneration policies remain competitive.

All members of the Committee are independent without any personal financial interest (other than as shareholders) in matters decided by the Committee, other than Sir Malcolm Williamson who takes no part in any discussion relating to his own remuneration. No executive director or senior manager is involved in determining their own remuneration.

The Remuneration Committee sets the remuneration of the Chairman of the Board and of the Group Chief Executive. The remuneration of the other executive directors and the Group Company Secretary is set based on recommendations made by the Group Chief Executive after consultation with the Chairman. The Committee also monitors the remuneration of certain other senior executives and sets performance targets. Where executive directors are involved in assisting the Remuneration Committee, care is taken to recognise and avoid possible conflicts of interest.

The Remuneration Committee regularly uses external professional advice and makes use of competitive market surveys conducted independently in both the US, where more than 70% of sales and profit are generated, as well as in the UK. The Committee has retained Towers Perrin as advisers and they are not retained by the Group in any other capacity. Advice on legal aspects of remuneration is provided by Herbert Smith LLP (in the UK) and Weil, Gotshal & Manges (in the US). These firms also provide general legal advice to Signet.

The remuneration of the non-executive directors is not within the remit of the Remuneration Committee. This is determined by the Chairman and the executive members of the Board after consideration of, among other factors, external comparisons, the time commitment and the responsibilities of the non-executive directors. The Remuneration Committee consists of Robert Blanchard (Chairman), Robert Walker, Russell Walls (until 3 March 2008), Dale Hilpert (with effect from 3 March 2008), Lesley Knox (with effect from 6 May 2008) and Sir Malcolm Williamson. The Committee met eight times during 2007/08 with full attendance at all meetings.

The Remuneration Committee’s terms of reference are available on request from the Group Company Secretary and on the Group’s website.

Remuneration principles
The Remuneration Committee believes that to be effective, remuneration policy must be based on sound, clear principles which are well understood and recognise the long term interests of the Group, its shareholders and employees. The Remuneration Committee, after consultation with shareholders, formally adopted the following six principles which have been the basis for all remuneration decisions since 2002:

(i)	Signet’s primary business objective is to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry average ability and leadership potential.

(iii)	It is also recognised that to retain, or recruit, senior executives of this calibre, the Group will be required to provide above industry average remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on relevant surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pension contributions, the provision of a company car and private health insurance, there should only be one element of guaranteed remuneration: base salary. The performance related portion of total remuneration should separately reward short term performance (through the annual bonus) and long term performance (through share options and Long Term Incentive Plan Awards).

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that more than 70% of the Group’s sales and profits are generated in the US and that significant remuneration differences exist between the US and the UK markets, separate surveys are conducted in each country.

The components of total remuneration are:

(a) Base salary and other benefits
The base salary of each senior executive reflects the size and scope of his/her responsibilities and is reviewed annually, based upon individual performance, experience, surveyed competitive data and trends and geographic location of each position as well as the movement of base pay in the Group.

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Directors’ remuneration report (continued)

(b) Annual bonus plan
Annual bonus targets are set by the Remuneration Committee each year after considering the Group’s current business plans. There is a maximum bonus level set each year on such awards, which is equal to twice the target level, and a threshold performance below which no payments are made.

(c) Share option plans
The Remuneration Committee believes that an executive share option plan is an appropriate and necessary element of remuneration in order to execute the remuneration principles set out on page 67, and is an effective tool to incentivise executives to deliver the long term performance needed to generate strong returns to shareholders.

The Company operates the following executive share option plans: the Signet Group plc 1993 Executive Share Option Scheme (the “1993 Scheme”) under which no further options may be granted but existing options are exercisable until the scheme expires in 2013. In 2003 new plans were introduced replacing the 1993 Scheme and consist of: the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003; the Signet Group plc International Share Option Plan 2003; and the Signet Group plc US Share Option Plan 2003 (the “2003 Plans”). Further details of the plans and the applicable performance conditions are set out on page 71.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions, should have the opportunity to participate in the equity of the Company. This is achieved through a savings-related share option plan, for which invitations are normally made annually. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

(d) Long term incentive plan
The Remuneration Committee believes that in order to execute the principles discussed above and to encourage executive directors, and other senior executives, to achieve stretching long term financial objectives set by the Committee, it is appropriate to operate a long term incentive plan. The policy is to make annual awards expressed as a percentage of salary with vesting dependent on the achievement of challenging performance conditions set by the Committee at the time the awards are made. Further details of the long term incentive plan and the applicable performance conditions are set out on page 72.

(e) Performance criteria
The Remuneration Committee considers it to be part of its role to carefully review proposed measures and targets to ensure that they will effectively motivate management and drive the creation of shareholder value. Annual bonuses need to be reviewed regularly to ensure that they remain appropriate and clearly aligned with business strategy and objectives and that the targets are set at a level that is stretching but not out of reach.

During the course of the last year the Remuneration Committee has become increasingly aware that whilst financial performance should represent the majority of the target, it does not reflect a company’s performance in its entirety and therefore other measures which also support the business goals should be included.

The choice of performance measures should be made in the context of the Group’s business strategy and reflect the Group’s particular circumstances and be related to overall corporate performance.

The Remuneration Committee believes that where performance criteria are used they should be: easily understood; be directly linked to the performance of the Group or the relevant business unit; be directly influenced by management’s actions; be designed to incentivise profit growth significantly above the rate of inflation; incentivise the efficient use of capital; and, for long term awards be equity based. In assessing actual performance it is the Remuneration Committee’s policy to measure the results on the basis of constant exchange rates so that executives neither benefit from nor are penalised simply by exchange rate fluctuations over which they have no control. For 2005/06 and beyond performance has been calculated against previously reported results restated for IFRS.

(f)	Pension
(i)	UK executive directors
UK based executive directors (the Group Finance Director and the Chief Executive of the UK division) are members of the UK Group Scheme, which is a funded, HMRC registered, final salary, occupational pension scheme with a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses.

The main features of the directors’ category are:

(i)	a normal pension age of 60;

(ii)	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;

(iii)	life assurance cover of four times pensionable salary; and

(iv)	spouse’s pension on death.

All UK Group Scheme benefits were, until 5 April 2006, subject to Inland Revenue limits. Where such limitation was due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (the “FURBS”) was, until April 2006, used to supplement pension benefits. This was a defined contribution arrangement.

As a result of the changes to pension taxation in the UK from 6 April 2006 the Remuneration Committee agreed that pension provision through the UK Group Scheme should continue broadly as before. However members should not benefit from a windfall gain through the removal of existing limits, and therefore a scheme specific earnings cap was maintained equivalent to the previous earnings cap, increased by RPI annually. As the tax treatment of the FURBS and the other advantages of such a funding scheme have been eroded, the Group has ceased paying contributions to the FURBS. In substitution a supplement is paid to the member on the same basis as with other elements of remuneration: on an individual basis and in accordance with the remuneration principles. After review the Remuneration Committee agreed that it was necessary to increase the supplement paid to executive directors in order to achieve the appropriate

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Corporate governance

positioning within the percentile ranges forming part of the remuneration principles. The Remuneration Committee has therefore taken the first steps to redress that balance during 2007/08. The Group will not compensate members for any increase in taxation that they may face as a result of the changes and members will not be protected by the Group from the consequences of the changes in taxation, but will be provided with a cash supplement in lieu of pension accrual once members reach the Lifetime Allowance limit set by the new legislation if they choose to exercise this option. The UK Group Scheme does allow for the new range of flexibility in pension arrangements without additional cost or administrative burden and for example, the new flexibility on tax-free cash has been incorporated.

(ii) US executive directors
In the US there are two savings vehicles by which provision for pension payments is made: the Sterling Jewelers Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”) and the Deferred Compensation Plan (the “DCP”). These are defined contribution arrangements.

In the US division the primary retirement vehicle is the US company sponsored 401(k) Plan which is a qualified plan under Federal guidelines. The company matches employee contributions to the 401(k) Plan at 25% of an employee’s contribution up to a maximum of 6% of an employee’s basic salary. Under Federal guidelines the 401(k) Plan contributions by senior management may be reduced based on the participation levels of lower paid employees. Consequently, in a similar way to other US companies, a supplemental plan, the DCP, has been established for senior management to assist with pre-tax retirement savings.

The DCP, which was established in 1996 as an unfunded non-qualified plan under Federal guidelines, is therefore considered to be an important savings vehicle in addition to the 401(k) Plan. The employer makes a matched contribution to the DCP equal to 50% of an employee’s contribution up to a maximum of 10% of the individual’s basic salary and bonus.

The Group Chief Executive has pension benefits provided via the 401(k) Plan and the DCP. The DCP rules allow for individual contractual matching arrangements without any effect to its tax beneficial status and at present the only contractual contribution matching arrangement is with the Group Chief Executive which provides for a contribution equal to 20% of basic salary without any deferral being required.

The Chief Executive of the US division is a member of the 401(k) Plan and the DCP. The DCP provides a contribution on a matched basis equal to 50% of the maximum of 10% of base salary and bonus.

(g) Other policy matters
Apart from remuneration itself, there are several other policy matters which concern the Remuneration Committee.

These are:

(i) Companies used for comparison
To faithfully execute the remuneration principles discussed on page 67, and to ensure that the executives are properly compensated relative to respective competitive environments, the Remuneration Committee considers comparative data from a range of companies from both within and outside the retail sector. These companies are chosen on the basis of their turnover, market capitalisation, profits, number of employees and the complexity and geographic spread of their operations.

(ii) Service contracts
It is the Remuneration Committee’s policy that the contracts of executive directors should be on a rolling basis with the notice period to terminate by either party not exceeding one year. Should it be necessary to grant a longer period of notice in order to recruit externally, this will be reduced to a maximum of one year after an initial period. No executive director has a contract exceeding one year.

(iii) Early termination
Although the circumstances of early termination will vary, only in very exceptional circumstances will explicit terms relating to compensation for early termination be included in contracts for directors. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss.

(iv) External appointments
The Group recognises the benefits to the individual and to the Group when executive directors also act as non-executive directors of companies not associated with Signet. Subject to certain conditions, unless otherwise determined by the Board, executive directors may accept one appointment as a non-executive director of another company and may retain any fees paid for such service. Mr Burman was appointed a non-executive director of Yankee Holding Corp. in October 2007.

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Directors’ remuneration report (continued)

Directors’ remuneration
Directors’ emolumentsß
Details of directors’ emoluments for the year to 2 February 2008 were as follows:

	Basic salary or fees			Benefits(1)		Short term bonuses		Total

	2008	2007		2008	2007	2008	2007	2008	2007
	$000	$000		$000	$000	$000	$000	$000	$000

Chairman:
Sir Malcolm Williamson(4)	427	271	(2)	–	–	–	–	427	271
James McAdam(3)(4)	–	238		–	26	–	–	–	264

Executive:
Robert Anderson(4) UK Chief Executive	653	564		58	51	–	241	711	856
Walker Boyd(4) Group Finance Director	840	729		45	39	–	356	885	1,124
Terry Burman Group Chief Executive	1,559	1,545		109	94	–	1,418	1,668	3,057
Mark Light US Chief Executive	785	724		38	36	–	354	823	1,114

Non-executive:
Robert Blanchard	109	96		–	–	–	–	109	96
Dale Hilpert	92	87		–	–	–	–	92	87
Lesley Knox(4)(5)	6	–		–	–	–	–	6	–
Brook Land(4)	117	105		–	–	–	–	117	105
Robert Walker(4)	92	87		–	–	–	–	92	87
Russell Walls(4)	109	96		–	–	–	–	109	96

Total	4,789	4,542		250	246	–	2,369	5,039	7,157

(1)	Benefits incorporate all benefits, other than pension benefits, arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance and in the case of Mr. Burman also includes spousal travel and life assurance.
(2)	Sir Malcolm Williamson was appointed Chairman in June of fiscal year 2006/07.
(3)	James McAdam retired as a director on 9 June 2006. Prior to his retirement, his basic salary was £350,000 per annum. On his retirement from the Company, Mr. McAdam remains a member of the Signet Health Care Scheme but he fully reimburses the Company for the premium paid on his behalf.
(4)	Sir Malcolm Williamson, Messrs. Anderson, Boyd, Land, McAdam, Walker, Walls and Ms. Knox had their emoluments specified and paid in pounds sterling and an average exchange rate of US$2.00 was used (2006/07:US$1.88).
(5)	From Ms. Knox’s appointment on 9 January 2008.

The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

(a) Salary and benefits
The Group Chief Executive, the highest paid director, and the Chief Executive of the US division are US citizens residing in the US. Their remuneration packages are based on the execution of the Group’s remuneration principles in the context of the US market and are set and paid in US dollars. Similarly the remuneration packages of the Group Finance Director and the Chief Executive of the UK division are based on the execution of the Group’s remuneration principles in the context of the UK market and are set and paid in pounds sterling as they reside in the UK.

Details of the salaries received by executive directors are shown above.

The Remuneration Committee normally reviews the salary and benefits of executive directors annually. Although the Remuneration Committee’s normal review of percentile positioning would have resulted in much larger salary increases for all of the executive directors, the Remuneration Committee has agreed to their request that their base salary increases be capped this year. This reflects the difficult economic and trading conditions in both the US and UK, and the resulting management decision to impose a salary cap on the organisation in order to better control costs. The Remuneration Committee respects this decision. However, as a result, the percentile positioning of all the executive directors will inevitably decline. This is of concern as the Group continued to achieve a superior operating performance for the jewellery sector. The Remuneration Committee will attempt to re-establish the appropriate percentile positioning for the executive directors as economic and trading conditions permit.

Following the 2008 annual reviews the Remuneration Committee increased the base salaries of the executive directors as follows: the Group Chief Executive from $1,575,000 to $1,622,250, the Group Finance Director from £425,000 to £437,750, the Chief Executive of the UK division from £330,000 to £349,800, the Chief Executive of the US division from $800,000 to $822,000. The Chairman of the Board receives a fee of £215,000 per annum which was increased from £200,000 upon the anniversary of his appointment as Chairman, in June 2007.

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(b) Annual bonus plan

(i) Bonus plan 2007/08
As a result of the decline in Group pre-tax profit in 2007/08 no annual bonus was paid to the Group Chief Executive (target is 100% and potential maximum is capped at 200% of base salary) or to the Group Finance Director (target is 50% and potential maximum is capped at 100% of base salary).

As a result of the decline in divisional operating profit in 2007/08 no annual bonus was earned by the Chief Executive of the UK division (target is 50% and potential maximum is capped at 100% of base salary) or by the Chief Executive of the US division (target is 60% and potential maximum is capped at 120% of base salary).

(ii) Bonus plan 2008/09
Annual bonus payment criteria for 2008/09 are based predominantly upon profit measures. However the Remuneration Committee believes it appropriate to also consider a broader approach linking bonus to measureable and quantifiable corporate goals of the executive directors using measures that are specific to their individual roles within the corporate strategy. After careful analysis to ensure that the measures are linked to the objectives of the individual directors, the executive directors have each been given specific goals upon which 25% of the total bonus capacity may be earned. These specific goals, which have been agreed for the Group Chief Executive, Group Finance Director and the Chief Executives of the UK and US divisions, include such quantifiable objectives as store openings and staff training. Other goals include the continuation as an industry leader in social environmental & ethical matters in areas concerning conflict diamonds and dirty gold. Succession planning is also included as one of the objectives of the Group Chief Executive.

The financial performance measure for the annual bonus plan for 2008/09 upon which 75% of the total annual bonus capacity may be earned will be based as in previous years on growth in profits. The specific targets for the US and UK divisions will be based upon 2007/08 divisional operating profit plus inflation, at which point 0% of maximum bonus is earned and then on a straight line basis up to 2007/08 divisional profit plus 12%, at which point 75% of maximum bonus is earned.

The bonuses for the Group will be calculated using the same formula as above but based on pre-tax profit. Pre-tax profit is calculated on a constant exchange rate basis and is earned on a straight line basis between pre-tax profit plus inflation, at which point 0% of maximum bonus is earned and pre-tax profit plus 12%, at which point 75% of maximum bonus is earned.

(c) Share option and long term incentive plans
 Share option and long term incentive plan grants to directors are set out on pages 76 to 78.

(i) Executive share option plans
Shareholders gave approval in 2003 to the Signet Group plc
International Share Option Plan 2003, the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003 and the Signet Group plc US Share Option Plan 2003 (the “2003 Plans”) which replaced the Signet Group plc 1993 Executive Share Option Scheme (the “1993

Scheme”) under which no further options may be granted (all together the “Executive Share Option Plans”).

Options granted under the Executive Share Option Plans that have passed the necessary performance conditions are normally only exercisable between three and ten years from the date of grant, after which the options lapse.

The conditions as they apply are set out below:

UK executive directors
For UK executive directors the personal performance of participants will be assessed on each occasion that share option grants take place and will be reflected in the level of the individual awards. In addition, grants awarded to executive directors are subject to exercise conditions as follows:

Level of grant	Required annual rate of compound growth in earnings per share(1) above inflation(2)

Up to 200% of base salary	+3%
201% to 400% of base salary	+4%

(1)	Normalised earnings per share as defined by the Institute of Investment Management and Research.
(2)	Defined as the UK Retail Prices Index.

US executive directors
For US executive directors there is a pre-grant test based on both personal and corporate performance as described below. In addition grants awarded are subject to a post-grant exercise condition requiring that the annual compound growth in earnings per share be more than 3% above inflation.

UK and US executive directors
For grants made to both UK and US executives performance will be measured initially over three years from the start of the financial year in which the award is made. For grants awarded up until 2005/06, performance may be retested in accordance with the retest provisions. For grants beginning with those awarded in 2006/07 all retesting in the measurement of performance target achievement has been eliminated.

All grants awarded below the main board from 2007/08 and beyond are not subject to performance based conditions for vesting.

Grants to executive directors
Awards are based on principles 2(iv), 2(v), 2(vi) (set out on page 67), a comparative remuneration survey and a review of the performance of both the Group and the executive directors over the prior three years.

Before any share option grant is made to the US executive directors, the Remuneration Committee has to satisfy itself that the demanding pre-grant conditions have been achieved. This requires affirmation: (i) that the Group’s business performance has been superior to that of its industry sector; and (ii) that the US executive directors’ personal performances continue to be of the highest standard.

On the basis of continuing outperformance and acknowledged management achievements, the Remuneration Committee concluded that the Group Chief Executive and Group Finance Director continued

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Corporate governance

Directors’ remuneration report (continued)

to merit total remuneration towards the upper end of the range determined by the remuneration principles. Based on relevant surveys conducted, in both the US and the UK, this included a share option grant equivalent to four times base salary for the Group Chief Executive and a grant of options amounting to 120% of base salary for the Group Finance Director. Similarly, on the basis of survey data and performance the Chief Executives of the UK and the US divisions were awarded grants of options amounting to 80% and 160% of base salary respectively.

Scheme amendments to executive share option plans
Certain provisions of the Executive Share Option Plans may be amended by the Board, although a number of basic provisions (and in particular most of the limitations on individual participation, the number of shares and the percentage of share capital that can be issued thereunder) cannot be altered to the advantage of the participants except with the approval of shareholders or in accordance with the adjustment provisions in the share option plans. In 2007 the Remuneration Committee approved an amendment to the Executive Share Option Plans to ensure compliance with Section 409A of the United States Internal Revenue Code of 1986, as amended, where appropriate.

As the pre-determined performance conditions relating to the options over shares that were granted in fiscal 2005/06 were not met none of the options vested in 2007/08. However they are subject to retest in 2008/09 and 2009/10. The retesting provisions were removed from all option grants with effect from those granted in fiscal 2006/07.

(ii) All employee share plans
In 1998 the Group introduced an Inland Revenue approved savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for employees in the Republic of Ireland (the “Irish Sharesave Scheme”). These schemes give those employees with qualifying service the opportunity to participate in the equity of the Company, with the aim of aligning the interests of employees with those of shareholders. Shareholder approval will be sought to extend for an additional period of ten years the all employee share plans at the annual general meeting to be held in June 2008 as the existing plans would otherwise expire this year.

The options granted under the Sharesave Scheme and the Irish Sharesave Scheme are normally exercisable between 36 and 42 months from the date of the relevant savings contract. Options are granted under these schemes at a price approximately 20% below the middle market price of the shares on the London Stock Exchange on the dealing day prior to the date that employees are invited to participate in them.

The options granted under the Employee Stock Savings Plan are normally exercisable between 24 and 27 months from the date of grant. The options under this plan are granted at a price approximately 15% below the middle market price of the shares on the London Stock Exchange on the date of grant. The period of exercise and the discount allowed vary from the UK due to different legal regulations in the US.

(iii) Long term incentive plan
Shareholders gave approval, in 2005, to the Signet Group plc 2005 Long Term Incentive Plan (“LTIP”) which was a replacement for the

Signet Group plc 2000 Long Term Incentive Plan, that expired in 2005 (together the “LTIPS”).

The LTIP provides for the Remuneration Committee to make long term incentive awards subject to performance targets. To the extent the performance targets are satisfied the participant will receive a combination of the grant of an option over shares in the Company and cash. The share options will normally be exercisable within ten years of the original award date.

In a similar way to the setting of performance targets for the annual bonus, and for the reasons already explained, the conditions have to be motivational, achievable and challenging in the context of the market conditions and therefore the targets for 2008/09 have been adjusted.

The performance conditions, which will be set by the Remuneration Committee at the beginning of each three-year performance period are based on:

•	the compound annual growth in profit before tax of the Group, or in operating profit of the relevant division as appropriate, above, a threshold inflation level; and
•	ROCE of the Group or relevant division as appropriate.

The LTIP does not allow retesting of the performance targets and allows only a pro-rated release of an award, where a participant leaves early for good reasons or there is a change of control. The performance targets must in any event be satisfied before any release is made in all cases.

In each case performance is measured over a fixed period of three successive financial years starting with the one in which the award is made. Nothing is payable under the award unless both minimum performance conditions are achieved. If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•	if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, which for 2008/09 is 8%, at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum level of award at 12%. This maximum is equal to a specified percentage of base salary at the time at which the award vests.
•	if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned, then the award may be increased on the basis of the ROCE performance. In no event, however, can any such increase result in the applicable maximum award amount stated in the preceding paragraph being exceeded.

The table at the top of the next page shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement. The table in the middle of the next page shows the percentages of salary to be paid to the executive directors for exceeding the specified profit growth and the percentages of salary paid for every 0.5% ROCE exceeds the specified level.

72	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

LTIP performance criteria

	2008/09 award			2007/08 award			2006/07 award			2005/06 award
	Group	UK	US	Group	UK	US	Group	UK	US	Group	UK	US
	%	%	%	%	%	%	%	%	%	%	%	%

Minimum performance for any vesting:
Profit measure				Profit growth in excess of threshold inflation level
ROCE measure	15.4	26.4	14.2	19.8	31.4	18.7	20.1	28.2	19.3	23.2	42.2	19.4

Profit growth performance measure:
Profit growth rate inflection point	8.0	8.0	8.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Profit growth for maximum vesting	12.0	12.0	12.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0

ROCE performance measure:
Specified ROCE required	16.4	27.4	15.2	20.8	32.4	19.7	21.1	29.2	20.3	24.2	43.3	20.4

Executive directors performance criteria

Profit growth			% Salary paid for profit growth

					Robert
	Terry Burman		Walker Boyd		Anderson		Mark Light

	08/09	07/08	08/09	07/08	08/09	07/08	08/09	07/08

Inflection point	59.25	59.25	28.9	28.9	25.5	25.5	37.5	37.5

Maximum vesting	158.0	158.0	77.0	77.0	68.0	68.0	100.0	100.0

ROCE performance	% Salary for each 0.5% ROCE exceeds specified level

					Robert
	Terry Burman		Walker Boyd		Anderson		Mark Light

	08/09	07/08	08/09	07/08	08/09	07/08	08/09	07/08

	11.3	11.3	4.6	4.6	2.7	2.7	8.0	8.0

When the performance conditions have been satisfied, 50% of the amount which vests will be payable in cash and the other 50% will consist of the grant of an option to acquire shares in the Company, the number of shares in both cases being determined by using the middle market price on the day preceding the grant of the award. For the 2005/06, 2006/07 and 2007/08 awards, that share price was, 112.60p, 106.00p and 124.42p respectively. The participants can normally exercise their option at any time after vesting until the tenth anniversary of the grant of the award.

The share price for the awards was fixed following the announcement of the preliminary results.

As the pre-determined performance conditions relating to the LTIP awards made in fiscal 2005/06 were not met, none of the options vested in 2007/08 and none of the cash element was payable.

(d) Employee trusts
The share option plans may be operated in conjunction with one or more Employee Share Ownership trusts (the Signet Group plc Employee Share Trust or the Signet Group plc 2004 Employee Share Trust (“together the ESOTs”)). The LTIPs operate in conjunction with the ESOTs which may be funded by the Group to acquire shares in the Company for the purposes of meeting the Company’s obligation to provide shares on the exercise of options.

The trustees of the ESOTs have waived their rights to any dividends declared on shares held in the trusts.

(e) Share scheme limits
The Executive Share Option Plans are subject to the following limits on the number of shares that may be issued:

(i)	the maximum number of shares that have been or may be issued pursuant to options granted under the executive share option plans and any other discretionary share option scheme adopted by the Company may not exceed 5% of the shares from time to time in issue in any ten year period;

(ii)	the maximum number of shares that have been or may be issued pursuant to options granted under the executive share option plans and any other employees’ share scheme adopted by the Company may not exceed 10% of the shares from time to time in issue in any ten year period; and

(iii)	the maximum of 171,376,839 shares (representing 10% of the issued share capital on 8 July 2003) may be issued pursuant to incentive options granted under the US Plan.

In any ten year period not more than 10% of the issued share capital of the Company from time to time may in aggregate be issued or issuable pursuant to options granted under the All-employee Schemes or any other employees’ share schemes adopted by the Company.

The number of shares which may be issued or issuable pursuant to the LTIPs (including to the ESOTs), when aggregated with any shares issued or issuable by the Company in the preceding ten years under any

Signet Group plc Annual Report & Accounts year ended 2 February 2008	73

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Corporate governance

Directors’ remuneration report (continued)

employees’ share scheme, participation in which is at the discretion of the Board, is limited to 5% of the Company’s issued share capital from time to time. The number of shares which may be issued or issuable pursuant to the LTIPs (including to the ESOTs), when aggregated with all shares issued or issuable by the Company in the preceding ten years under any other employees’ share scheme, is limited to 10% of the Company’s issued share capital from time to time.

No more than 5% of the issued share capital of the Company may be held by the trustee of the ESOTs without prior approval of shareholders.

(f) Shareholding guidelines
Shareholding guidelines have been set for directors of the Group. The Group Chief Executive is expected to build a holding of shares equal to at least twice salary and the Group Finance Director and the Chief Executives of both the UK and US divisions to at least one times salary. Until these levels have been achieved, half of any post tax option gains under the 2003 Plans should be held in Signet shares. All non-executive directors are required to build a minimum holding of 10,000 shares within two years of appointment and maintain that holding whilst they remain a director of the Company.

The Group maintains an insider trading policy which among other things, prohibits the hedging of stock ownership positions by executive officers.

(g) Service contracts
The Group Chief Executive has a rolling service contract (dated 20 December 2000 and amended and restated in February 2008) with a US subsidiary with certain covenants given by Signet Group plc, which can be terminated on one year’s notice in writing by either party. The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year’s notice in writing by either party and which terminates on his 60th birthday.

The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In order to facilitate recruitment, the Remuneration Committee determined at the time of recruitment that the particular provisions were necessary to secure the services of these executives. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan referred to on page 71 in respect of the proportion of the fiscal year prior to the effective date of termination, and (iv) a sum equal to a variable percentage (currently 68.6%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period. If the Company reduces or eliminates the Directors’ and Officers’ liability insurance, although the Board has no intention of doing so, such that the Group Chief Executive does not have coverage which meets at least £100 million aggregate coverage limit and £50 million Side A aggregate dedicated coverage limits, then the Group Chief Executive may be permitted upon 90 days written notice to terminate his employment. In the event of such termination the Company will pay the Group Chief

Executive his base salary and short term bonus pro-rated to the date of termination. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme.

The amount of termination payments due to the Group Finance Director in the case of early termination by the Group in the event of certain changes of control would equal, in summary, the aggregate of (i) his annual salary at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period.

The Chief Executive of the UK division has a rolling service contract (dated 1 March 2003) with a UK subsidiary which can be terminated on one year’s notice in writing by either party or terminates on his 65th birthday. In the case of early termination, the contract provides for salary to be paid in lieu of notice, or where notice has been given, for any balance of the notice period.

The Chief Executive of the US division has a rolling service contract (dated 26 April 2002 and amended and restated in August 2004, January 2006 and February 2008) with a US subsidiary. The Company may terminate the contract at any time by notice in writing. In the case of termination the Company is obligated to continue to pay salary for 12 months from the date of termination.

Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme, and these service contracts all contain confidentiality and non-competition clauses.

The Chairman has a letter of appointment (dated 19 June 2006), for a fixed term of three years. The appointment does not provide for compensation for loss of office. Each non-executive director has a letter of appointment from the Company.

The Board has adopted the best practice corporate governance approach of appointing non-executive directors on a staggered basis for a specific three year period albeit with the ability to renew such appointments for longer periods. Letters of appointment do not provide for compensation for loss of office.

The letters of appointment are dated as set out below:

Robert Blanchard	27 June 2007
Dale Hilpert	27 June 2007
Lesley Knox	9 January 2008
Brook Land	27 June 2007
Robert Walker	20 June 2006
Russell Walls	20 June 2006

The Chairman does not receive any pension provision. The Group Chief Executive and the Chief Executive of the US division are members of both the 401(k) Plan and the DCP. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled $3,375 ß (2006/07: $3,300 ß) and $310,100 ß (2006/07: $284,196 ß) respectively and those for the Chief Executive of the US division during the period totalled $3,375 ß (2006/07: $3,300 ß) and $74,090 ß (2006/07: $69,469 ß) respectively. Pension benefits in respect of the UK based directors are set out on the next page.

74	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

(h) Company pension
Pension benefits for the UK based executive directorsß

	Robert Anderson		Walker Boyd
	Chief Executive UK division		Group Finance Director

	2007/08	2006/07	2007/08	2006/07
	£	£	£	£

Change in accrued benefits during the year (gross of inflation)	548	–	5,812	4,983
Change in accrued benefits during the year (net of inflation)	(115)	–	3,727	3,237
Accrued benefits at the end of the year	17,548	17,005	59,286	53,474
Transfer value of change in accrued pension (net of inflation)	n/a	n/a	56,227	41,892
Transfer value of accrued benefits at the beginning of the year	189,799	201,054	698,295	662,639
Transfer value of accrued benefits at the end of the year	237,833	189,799	894,794	698,295
Change in transfer value of accrued benefits(1)	48,034	(11,255)	196,499	35,656
Group payments to the FURBS/supplement	44,300	38,380	94,900	55,880
Life assurance contributions	686	521	1,418	539

(1)	Calculated in accordance with the Actuarial Guidance Note GN 11.

(i) Aggregate emoluments for the year to 2 February 2008
The total emoluments for directors of the Company and officers of the Group (excluding amounts due under the LTIP), as listed on pages 51 to 52, for services in all capacities was $5,546,000 (2006/07: $7,641,000). The amounts due under the LTIP for directors of the Company and officers of the Group was $nil (2006/07: $727,000, restated to reflect the market value at vesting). Under the LTIP 50% of the amounts due are payable in cash and the other 50% consists of the grant of an option to acquire shares in the Company. Details of the directors’ emoluments are given on page 70.

Except as set out in tables (a), (b) and (c) on pages 76 to 79, or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor, other than the interests of Sir Malcolm Williamson, was there any change between the end of the financial year and 8 April 2008 in the interests of any director of the Company disclosed to the Company under the provisions of Section 324 (duty of directors to disclose shareholdings in own company) as extended by Section 328 (extension of Section 324 to spouses and children) of the Companies Act 1985 and under the Disclosure and Transparency Rules nor in any right to subscribe for shares in, or debentures of, the Company.

At 3 February 2007, 2 February 2008 and 8 April 2008, according to the register kept by the Company under Section 325 of the Companies Act 1985 and under the Disclosure and Transparency Rules, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) on pages 76 to 79. As explained on page 73 the value of the awards that vest under the LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

The Group currently operates the ESOT and the 2004 ESOT. Robert Anderson, Walker Boyd, Terry Burman, and Mark Light, at, 3 February 2007, 2 February 2008 and 8 April 2008, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the ESOT. The ESOT held 2,633,908 shares on 3 February 2007, 1,719,951 shares on 2 February 2008 and 1,719,951 shares on 8 April 2008. The 2004 ESOT held nil shares on 3 February 2007, nil shares on 2 February 2008 and nil shares on 8 April 2008.

No director had been granted any specific interest in such shares. The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	75

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Corporate governance

Directors’ remuneration report (continued)

Directors’ interests in sharesß
(a) Directors’ interests in share optionsß

	Number of shares under option

		At					At			Date from
		3 February					2 February	Exercise		which	Expiry
Director		2007	Granted	Forfeited	Exercised		2008	price		exercisable(1)	date(1)

Robert Anderson(2)	(3)	232,558	–	–	–		232,558	75.25p		2.5.04	2.5.11
	(3)	160,416	–	–	–		160,416	120.00p		11.4.05	11.4.12
	(3)	322,188	–	–	–		322,188	82.25p		25.4.06	25.4.13
	(4)	251,685	–	–	–		251,685	111.25p		5.4.07	5.4.14
	(5)	35,452	–	–	–		35,452	£1 in total		15.4.04	4.5.11
	(6)	10,985	–	–	–		10,985	86.25p		1.1.08	30.6.08
	(4)	261,989	–	–	–		261,989	112.60p		12.4.08	12.4.15
	(5)	23,140	–	–	–		23,140	£1 in total		15.4.05	26.4.12
	(4)	221,586	–	–	–		221,586	111.92p		11.4.09	11.4.16
	(4)	–	212,184	–	–		212,184	124.42p		24.4.10	24.4.17
	(6)	–	12,765	–	–		12,765	75.20p		1.11.11	30.6.11

Total		1,519,999	224,949	–	–		1,744,948	98.66p	(7)

Walker Boyd(2)	(3)	611,842	–	–	–		611,842	57.00p		5.5.03	5.5.10
	(3)	179,401	–	–	–		179,401	75.25p		2.5.04	2.5.11
	(3)	225,000	–	–	–		225,000	120.00p		11.4.05	11.4.12
	(4)	397,435	–	–	–		397,435	97.50p		14.7.06	14.7.13
	(4)	444,943	–	–	–		444,943	111.25p		5.4.07	5.4.14
	(6)	10,985	–	–	–		10,985	86.25p		1.1.08	30.6.08
	(4)	466,252	–	–	–		466,252	112.60p		12.4.08	12.4.15
	(5)	68,182	–	–	(68,182)	(8)	–	£1 in total		–	–
	(4)	412,794	–	–	–		412,794	111.92		11.4.09	11.4.16
	(5)	61,407	–	–	(61,407)	(8)	–	£1 in total		–	–
	(5)	–	20,715	–	(20,715)	(8)	–	£1 in total		–	–
	(5)	–	409,901	–	–		409,901	124.42p		24.4.10	24.4.17
	(6)	–	12,765	–	–		12,765	75.2p		1.1.11	30.6.11

Total		2,878,241	443,381	–	(150,304)		3,171,318	97.03p	(7)

Terry Burman(2)	(4)	3,807,426	–	–	–		3,807,426	$1.59		14.7.06	14.7.13
	(4)	3,129,267	–	–	–		3,129,267	$2.05		5.4.07	5.4.14
	(4)	3,193,395	–	–	–		3,193,395	$2.12		12.4.08	12.4.15
	(6)	5,170	–	–	–		5,170	$1.86		1.11.08	31.1.09
	(4)	2,936,060	–	–	–		2,936,060	$1.96		11.4.09	11.4.16
	(4)	–	2,530,119	–	–		2,530,119	$2.49		24.4.10	24.4.17
	(5)	–	62,354	–	(62,354)	(9)	–	$1 in total		–	–

Total		13,071,318	2,592,473	–	(62,354)		15,601,437	$2.20	(7)

76	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

(a)	Directors’ interests in share optionsß (continued)
			Number of shares under option

		At					At			Date from
		3 February					2 February	Exercise		which	Expiry
Director		2007	Granted	Forfeited	Exercised		2008	price		exercisable(1)	date(1)

Mark Light(2)	(3)	290,191	–	–	–		290,191	$1.72		11.4.05	11.4.12
	(3)	472,476	–	–	(472,476)	(10)	–	$1.31		–	–
	(4)	329,267	–	–	–		329,267	$2.05		5.4.07	5.4.14
	(4)	339,032	–	–	–		339,032	$2.12		12.4.08	12.4.15
	(6)	5,170		–	–		5,170	$1.86		1.11.08	31.1.09
	(4)	572,889		–	–		572,889	$1.96		11.4.09	11.4.16
	(4)	–	514,055	–	–		514,055	$2.49		24.4.10	24.4.17
	(5)	–	77,737	–	(77,737)	(9)	–	$1 in total		–	–

Total		2,009,025	591,792	–	(550,213)		2,050,604	$2.15	(7)

All options were granted to directors while they were directors apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively. The performance conditions for grants made under the 2003 Plans are set out on page 71. The conditions set by the Remuneration Committee for the exercise of options granted under the 1993 Scheme were that for vesting to take place, a post inflation minimum growth in earnings per share of 10% over any consecutive three year period had to be achieved. Under the 2003 Plans, for vesting to take place, a post inflation minimum growth in earnings per share of 10% from a fixed base year applied over a three year period, or, only for the grants made in 2005, 12.55% over a four year period, or 15.92% over a five year period has to be achieved. The performance conditions were chosen as the Remuneration Committee believed them to be in line with market practice. These conditions have been met in respect of the options granted between October 1997 and April 2004; the performance criteria having been satisfied in each case over the first three year period following the grant of the options apart from the options granted in April and July 2003. The performance criteria for the options granted in April and July 2003 were satisfied in the fourth year of the grant. The performance criteria for the options granted in April 2005 have not been satisfied.The Black-Scholes option-pricing model fair value is given in note 27 on page 115 for options granted in the last three years.

(1)	The dates from which options are exercisable and the expiry dates are the dates that normally apply. Other dates apply in certain circumstances, such as an option holder ceasing to be employed. Options that have not already vested will only vest and become exercisable on the dates detailed subject to satisfaction of the specified performance criteria.
(2)	See page 71 regarding awards made in 2008/09.
(3),	(4), (5) and (6) The options marked (3) were granted under the 1993 Scheme, those marked (4) were granted under the 2003 Plans, those marked (5) were awarded under the Long Term Incentive Plan 2000 and those marked (6) were granted under the terms of the Sharesave Scheme or, in the case of Terry Burman and Mark Light, the Employee Stock Savings Plan.
(7)	Weighted averages of the exercise prices per share for the options held at the year end.
(8)	Exercised on 16 January 2008, when the market price was 60.75p.
(9)	Exercised on 19 April 2007, when the market price was 124.25p.
(10)	Excercised on 2 May 2007 when the market price was 125.24p.

The aggregate amount of gains made by directors on the exercise of options during the year amounted to $1,096,865 (2006/07: $4,326,705).

Signet Group plc Annual Report & Accounts year ended 2 February 2008	77

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Corporate governance

Directors’ remuneration report (continued)

(b)	Directors’ interests in LTIPsß

	Awards subject to					Awards where the performance
	performance conditions					conditions have been satisfied(1)

		Cash				Cash				Option		Cash and		Cash and		Expiry of
		portion		Option		portion		Option		portion		options total		options		award or
	Date of	(grant		portion		(grant		portion		(current		current		total		vested
	award	value)	(2)	(number)	(2)	value)	(3)	(number)	(3)	value)	(4)	value	(4)(5)	vested	(6)	option
Director		$				$				$		$		$

Robert Anderson(7)
2004/05 award(8)	5.4.04	–		–		–		–		–		–		–		–
2005/06 award(8)	12.4.05	–		–		–		–		–		–		–		–
2006/07 award(8)	28.4.06	207,638		94,174		–		–		–		361,254		–		–	(9)
2007/08 award	24.4.07	221,034		90,178		–		–		–		347,167		–		–	(9)

Awards at end of year		428,672		180,352		–		–		–		708,421		–

Walker Boyd(7)
2004/05 award(8)	5.4.04	–		–		–		–		–		–		95,361		–
2005/06 award(8)	12.4.05	–		–		–		–		–		–		–		–
2006/07 award(8)	28.4.06	299,588		135,878		–		–		–		526,828		–		–	(9)
2007/08 award	24.4.07	322,341		131,510		–		–		–		506,285		–		–	(9)

Awards at end of year		621,929		267,388		–		–		–		1,033,113		95,361

Terry Burman(7)
2004/05 award(8)	5.4.04	–		–		–		–		–		–		275,454		–
2005/06 award(8)	12.4.05	–		–		–		–		–		–		–		–
2006/07 award(8)	28.4.06	1,166,830		597,009		–		–		–		2,134,692		–		–	(9)
2007/08 award	24.4.07	1,244,250		499,699		–		–		–		1,943,179		–		–	(9)

Awards at end of year		2,411,080		1,096,708		–		–		–		4,077,871		275,454

Mark Light(7)
2004/05 award(8)	5.4.04	–		–		–		–		–		–		343,411		–
2005/06 award(8)	12.4.05	–		–		–		–		–		–		–		–
2006/07 award(8)	28.4.06	356,000		182,148		–		–		–		686,258		–		–	(9)
2007/08 award	24.4.07	400,000		160,643		–		–		–		624,691		–		–	(9)

Awards at end of year		756,000		342,791		–		–		–		1,310,949		343,411

All grants were made to directors while they were directors apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively. The performance conditions relating to the awards are set out on page 73.
(1)	In respect of the 2005/06 awards neither the Group nor the divisions achieved the required performance targets and therefore no awards vested for any of the participants.
(2)	Assumes maximum performance conditions are satisfied and is calculated using their salary at 3 March 2008. For the cash portion an exchange rate of $1.97 has been used for Robert Anderson and Walker Boyd. Options are calculated using a share price at the time of grant in 2006 of 111.92p and 2007of 124.42p and in the case of Terry Burman and Mark Light exchange rates of $1.75 in 2006 and $2.00 in 2007.
(3)	Calculated using a salary at 3 March 2008. Options are calulated using a share price and exchange rate at the time of grant in 2005 of 112.25p and $1.93 respectively. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using a share price as at 2 February 2008 of 71.00p.
(5)	Cash portion plus option portion value at 2 February 2008. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 18 April 2007 and the cash portion was worth $46,540, $128,499 and $160,200 respectively, for Walker Boyd, Terry Burman and Mark Light. The option interest was over 20,715 shares for Walker Boyd, 62,354 shares for Terry Burman and 77,737 shares for Mark Light and are included in the table of directors’ interests in share options on pages 76 to 77. The share price on the day of vesting was 118.07p. For Walker Boyd an exchange rate of $1.997 was used. The Remuneration Committee confirmed that there was no entitlement earned under the LTIP by Robert Anderson.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 158% of salary at vesting), Mark Light (maximum of 100% of salary at vesting), Walker Boyd (maximum of 77% of salary at vesting) and Robert Anderson (maximum of 68% of salary at vesting) on 7 April 2008.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

78	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

(c)	Directors’ interests in sharesß

	Number of shares

	At start	At end	At 8 April
Director	of year	of year	2008

Robert Anderson	20,185	20,907	20,907
Robert Blanchard	10,010	10,010	10,010
Walker Boyd	392,495	542,798	542,798
Terry Burman	710,601	808,601	808,601
Dale Hilpert	20,000	20,000	20,000
Lesley Knox	–	30,870	30,870
Brook Land	25,000	25,000	25,000
Mark Light	–	76,454	76,454
Robert Walker	19,308	19,308	19,308
Russell Walls	10,000	30,000	30,000
Sir Malcolm Williamson	28,605	173,999	187,375

Share price
The middle market price of a Signet share on the London Stock Exchange was 71.00p on 2 February 2008 and 122.25p on3 February 2007. During the 52 weeks ended 2 February 2008, the middle market prices on the London Stock Exchange ranged between a low of 54.25p and a high of 126.75p. On 8 April 2008 the closing middle market price was 61.50p.

Five-year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE 350 Index (excluding Invest. Trusts) comparison based on 30 trading day average values

Total shareholder return (“TSR”)
The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 2 February 2003 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

Five-year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE general retailers index comparison based on 30 trading day average values

The Directors’ remuneration report was approved by the Board on 9 April 2008, and signed on its behalf by:

Robert Blanchard
Chairman
Remuneration Committee

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Corporate governance

Statement of directors’ responsibilities in respect of the Annual Report & Accounts

The directors are responsible for preparing the Annual Report & Accounts and the Group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law.

The Group financial statements are required by law and International Financial Reporting Standards as adopted by the European Union to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	for the Group financial statements, state whether they have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union;
•	for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with relevant Companies legislation and regulations. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Report of the directors, Directors’ remuneration report and Corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Duty of care and statutory safe harbour
The directors owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other stakeholders or potential investors.

As a result of the “safe harbour” provisions introduced by section 463 of the Companies Act 2006, the directors shall not be subject to any liability to persons other than the Company resulting from reliance, by that person or another, on information contained in the Report of the directors’, the Directors’ remuneration report and any summary financial statements so far as derived from these reports.

80	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Corporate governance

Corporate governance

Independent auditor’s report to the members of Signet Group plc

We have audited the Group and parent company financial statements (the “financial statements”) of Signet Group plc for the 52 weeks ended 2 February 2008 which comprise the Group income statement, the Group and parent company balance sheets, the Group cash flow statement, the Group statement of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report & Accounts in accordance with applicable United Kingdom law and International Financial Reporting Standards as adopted by the European Union, and for preparing the parent company financial statements and the Directors’ remuneration report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of directors’ responsibilities on page 80. The directors have also presented additional information under US requirements.

Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the financial statements. The information given in the Report of the directors includes that specific information presented in the Annual Report & Accounts that is cross referred from the Business review section of the Report of the directors.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remumeration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report & Accounts and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report to be audited.

Opinion
In our opinion:

•	the Group financial statements give a true and fair view, in accordance with International Financial Reporting Standards as adopted by the European Union, of the state of the Group’s affairs as at 2 February 2008 and of its profit for the 52 week period then ended;
•	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
•	the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company’s affairs as at 2 February 2008;
•	the parent company financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the directors is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London, United Kingdom
9 April 2008

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Financial statements

Consolidated income statement
for the 52 weeks ended 2 February 2008

	52 weeks ended		53 weeks ended(1)		52 weeks ended(1)
	2 February 2008		3 February 2007		28 January 2006
	$m		$m		$m		Notes

Sales	3,665.3		3,559.2		3,154.1		2
Cost of sales	(3,264.8)		(3,092.4)		(2,729.4)

Gross profit	400.5		466.8		424.7
Administrative expenses	(158.0)		(142.1)		(133.3)
Other operating income	108.8		91.5		83.3		4

Operating profit	351.3		416.2		374.7		2,3
Finance income	11.0		18.8		6.5		5
Finance expense	(28.8)		(34.2)		(20.5)		5

Profit before tax	333.5		400.8		360.7
Taxation – UK	(39.8)		(27.9)		(23.2)		8
– US	(78.5)		(106.9)		(102.1)		8

Profit for the financial period	215.2		266.0		235.4

Earnings per share – basic	12.6	c	15.4	c	13.6	c	9
– diluted	12.6	c	15.3	c	13.5	c	9

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007. See Note 1(a) on page 86.

All of the above relate to continuing activities attributable to equity holders of the Company.

82	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Consolidated balance sheet
at 2 February 2008

	2 February 2008	3 February 2007 (1)
	$m	$m	Notes

Assets:
Non-current assets
Intangible assets	52.6	46.3	11
Property, plant and equipment	502.4	484.8	12
Other receivables	34.8	29.2	14
Retirement benefit asset	–	3.7	21
Deferred tax assets	19.7	29.0	19

	609.5	593.0

Current assets
Inventories	1,445.5	1,350.6	13
Trade and other receivables	927.5	869.1	14
Cash and cash equivalents	41.7	152.3	15

	2,414.7	2,372.0

Total assets	3,024.2	2,965.0

Liabilities:
Current liabilities
Borrowings due in less than one year	(36.3)	(5.5)	18
Trade and other payables	(357.5)	(392.4)	16
Deferred income	(125.3)	(122.7)	17
Current tax	(79.5)	(101.7)

	(598.6)	(622.3)

Non-current liabilities
Borrowings due in more than one year	(380.0)	(380.0)	18
Other payables	(85.3)	(74.7)	16
Deferred income	(139.0)	(132.0)	17
Provisions	(9.6)	(10.0)	20
Retirement benefit obligation	(5.6)	–	21

	(619.5)	(596.7)

Total liabilities	(1,218.1)	(1,219.0)

Net assets	1,806.1	1,746.0

Equity:
Capital and reserves attributable to equity holders of the Company
Share capital	15.4	14.0	22
Share premium	140.2	134.7	23
Other reserves	235.2	235.1	23
Retained earnings	1,415.3	1,362.2	23

Total equity	1,806.1	1,746.0

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007. See Note 1(a) on page 86.

These accounts were approved by the Board of Directors on 9 April 2008, and were signed on its behalf by:

Terry Burman Director

Walker Boyd Director

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Financial statements

Consolidated cash flow statement
for the 52 weeks ended 2 February 2008

	52 weeks ended	53 weeks ended (1)	52 weeks ended (1)
	2 February 2008	3 February 2007	28 January 2006
	$m	$m	$m	Notes

Cash flows from operating activities:
Profit before tax	333.5	400.8	360.7
Adjustments for:
Finance income	(11.0)	(18.8)	(6.5)
Finance expense	28.8	34.2	20.5
Depreciation of property, plant and equipment	109.4	96.0	81.0
Amortisation of intangible assets	4.7	2.4	2.2
Share-based payment expense	0.4	6.7	8.1
Other non-cash movements	(1.5)	(2.2)	0.7
Loss on disposal of property, plant and equipment	1.4	0.8	–

Operating cash flows before movements in working capital	465.7	519.9	466.7
Increase in inventories	(96.8)	(118.1)	(131.0)
Increase in receivables	(60.7)	(101.5)	(92.5)
(Decrease)/increase in payables	(13.5)	46.1	95.4

Cash generated from operations	294.7	346.4	338.6
Interest paid	(29.8)	(31.4)	(20.5)
Taxation paid	(128.5)	(130.1)	(116.5)

Net cash flows from operating activities	136.4	184.9	201.6

Investing activities:
Interest received	6.3	16.9	4.3
Purchase of property, plant and equipment	(129.1)	(116.9)	(126.7)
Purchase of intangible assets	(11.3)	(7.5)	(9.9)
Proceeds from sale of property, plant and equipment	1.0	0.6	13.5

Net cash flows from investing activities	(133.1)	(106.9)	(118.8)

Financing activities:
Dividends paid	(123.9)	(108.7)	(94.9)
Proceeds from issue of shares	6.0	7.7	7.0
Purchase of own shares	(29.0)	(63.4)	(3.6)
Increase/(decrease) in short term borrowings	31.1	7.0	(83.9)	18
Repayment of long term borrowings	–	(251.0)	–
Receipt of long term borrowings	–	380.0	–

Net cash flows from financing activities	(115.8)	(28.4)	(175.4)

Cash and cash equivalents at beginning of period	152.3	92.9	193.5
(Decrease)/increase in cash and cash equivalents	(112.5)	49.6	(92.6)
Exchange adjustments	1.9	9.8	(8.0)

Cash and cash equivalents at end of period	41.7	152.3	92.9	15

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007. See Note 1(a) on page 86.

84	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Consolidated statement of recognised income and expense
for the 52 weeks ended 2 February 2008

	52 weeks ended	53 weeks ended	(1)	52 weeks ended (1)
	2 February 2008	3 February 2007		28 January 2006
	$m	$m		$m

Exchange differences on translation of foreign operations	(0.1)	57.3		(41.6)
Effective portion of fair value movements on cash flow hedges	14.1	1.7		8.8
Transfer to initial carrying value of inventory from cash flow hedges	(10.2)	1.5		(5.2)
Actuarial (loss)/gain on retirement benefit obligation	(15.0)	30.5		(29.3)
Deferred tax on items recognised in equity	3.7	(10.3)		3.1

Net (expense)/income recognised directly in equity	(7.5)	80.7		(64.2)
Profit for the financial period	215.2	266.0		235.4

Total recognised income and expense attributable to equity holders of the Company	207.7	346.7		171.2

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007.
See Note 1(a) on page 86.

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Financial statements

Notes to the accounts

1. Principal accounting policies
The consolidated accounts of Signet Group plc (‘‘the Company’’) and its subsidiary companies (“the Group”) are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The consolidated accounts also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. These principles differ in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). Application of US GAAP would have affected shareholders’ equity and results of operations at and for the 52 weeks ended 2 February 2008, the 53 weeks ended 3 February 2007 and the 52 weeks ended 28 January 2006 to the extent summarised on pages 116 to 122.

Judgements made by the directors in the application of these accounting policies, assumptions that may have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year, are discussed in Critical accounting policies in the Group financial review on pages 35 to 43 and in Risk and other factors on pages 44 to 50. Actual results will differ from these estimates.

The Company has elected to prepare its parent company financial statements in accordance with United Kingdom generally accepted accounting principles (“UK GAAP”). These are presented in Company information on pages 123 to 128.

In relation to the accounts of the Group, the following accounting policies have, unless otherwise stated, been applied consistently in dealing with items which are considered material:

(a) Basis of preparation
The Group is a speciality jewellery retailer in both the UK and the US.

The consolidated accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and applicable United Kingdom law. The consolidated accounts have been prepared under the historical cost basis except for the revaluation of derivative financial instruments assets and liabilities to their fair value.

These results are presented in US dollars following a change in the Group’s presentational currency from UK pounds to US dollars with effect from 5 February 2007. As the majority of the Group’s assets and operations are in the US this change better reflects the underlying performance of the Group. In addition, on 5 February 2007 the Company redenominated its share capital into US dollars and will retain distributable reserves and declare dividends in US dollars. As a result the functional currency of the Company has changed from UK pounds to US dollars. Financial information for prior periods has been restated from UK pounds to the new presentational currency, US dollars, in accordance with IAS 21.

(b) Consolidation
The Group accounts include the accounts of the Company and its subsidiary undertakings made up for the 52 week period ended 2 February 2008 (the comparatives are for the 53 week period ended 3 February 2007 and the 52 week period ended 28 January 2006).

Subsidiary undertakings are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiary undertakings are included in the consolidated financial statements using the acquisition method of accounting. Under this method the results of subsidiary undertakings acquired or disposed of in the year are included from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(c) Currency translation
The results of subsidiary undertakings with functional currencies other than US dollars are translated at rates approximating to the exchange rate ruling on the date of transaction by using the weighted average rate of exchange during the period and their balance sheets and attributable goodwill are translated at the rates ruling at the balance sheet date. Exchange differences arising from the translation of the net assets of those subsidiary undertakings and matched currency borrowings are charged or credited to reserves.

Monetary assets and liabilities denominated in currencies other than US dollars at the balance sheet date are translated at the exchange rate ruling at that date. Exchange differences arising from transactions in currencies other than US dollars are included in profit before tax.

(d) Revenue recognition
Revenue is recognised only when all significant risks and rewards of ownership of goods have been transferred to the purchaser.

Repair revenues are recognised when the service is complete and the merchandise is delivered to the customer.

Where the contractual obligation is borne by the Group, revenue from the sale of extended service agreements is deferred and recognised, net of incremental costs arising from the initial sale, in proportion to anticipated claims arising. This period’s income is based on the historical claims experience of the business, which has been consistent since these products were launched. The Group reviews the pattern of claims at the end of each year to determine any significant trends that may require changes to revenue recognition rates.

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Financial statements

Where the Group acts as an agent for warranty sales the commission element only is recognised as revenue.

Interest receivable from the US in-house credit programme is classified as other operating income.

When vouchers issued on a purchase give a discount against a future purchase, to the extent that these represent an incentive to enter into a future purchase, the estimated fair value of those vouchers to the customer is treated as deferred revenue. The proportion of revenue deferred and the recognition of income as these vouchers are redeemed over the period until their expiry is based on prior years’ experience.

Provision is made for future sales returns expected within the stated return period, based on previous return rates experienced.

(e) Cost of sales and administrative expenses
Cost of sales includes all costs incurred in the purchase, processing and distribution of the merchandise and all costs directly incurred in the operation and support of the retail outlets including advertising and promotional costs. This includes inbound freight charges, purchasing and receiving costs, inspection and internal transfer costs. Administrative expenses include all costs not directly incurred in the purchase, processing and distribution of merchandise or support of the retail outlets. This includes administration, finance and management expenses.

(f) Advertising and promotional costs
Advertising costs are expensed within cost of sales. Production costs are expensed at the first communication of the advertisements, whilst communication expenses are incurred each time the advertisement is communicated. For catalogues and circulars, costs are all expensed at the first date they can be viewed by the consumer. Point of sale promotional material is expensed when first displayed in the stores.

(g) Goodwill
Goodwill represents the excess of the cost on acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is stated at cost less any accumulated impairment losses.

In accordance with IFRS 3 ‘Business combinations’, on transition to IFRS, goodwill is held at deemed cost on 31 January 2004, subject to exchange movements, and impairment reviews are carried out annually or more frequently when there are indications that the carrying value may not be recoverable. Any impairment write downs identified are charged to the income statement. An impairment loss in respect of goodwill is not reversed.

For impairment testing, goodwill is allocated to the relevant cash generating units. The Group calculates its fair values through discounting future cash flow forecasts, derived from the most recent financial results and budgets approved by management. The key assumptions for the value in the calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimate discount rates using pre-tax rates that reflect assessments of the time value of money and the risks specific to the Group.

(h) Other intangible assets
Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated amortisation. Amortisation is charged on a straight line basis over periods from three to five years.

(i) Property, plant and equipment
Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses. Certain items of property, which had been revalued to fair value on or prior to 31 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Maintenance and repair costs are expensed as incurred while major renewal and improvement costs are capitalised.

Depreciation is provided on freehold and long leasehold retail premises over an estimated useful life not exceeding 50 years. Long leaseholds relate to leases that have an original and unexpired lease term of greater than 25 years. Freehold land is not depreciated.

Depreciation on other fixed assets is provided on a straight line basis at the following annual rates:

Plant, machinery and vehicles – 10%, 20%, 33 1/3%,

Shopfronts, fixtures and fittings – rates up to 33 1/3%.

Short leasehold – over the life of the lease.

Where the renewal of a lease is reasonably assured, the depreciation period for shopfronts, fixtures and fittings may exceed the remaining lease term.

Where appropriate, provision is made on assets that have a recoverable amount less than book value. Potentially impaired assets are identified by reviewing the cash contribution of individual stores where trading since the initial opening of the store has reached a mature stage. Where

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Financial statements

Notes to the accounts (continued)

such stores deliver a low or negative cash contribution, the related store assets are considered for impairment by reference to the higher of net realisable value and value in use. Additionally, provision is made against property, plant and equipment relating to stores planned for closure. Where quantifiable, the discounted cost of decommissioning assets installed in leasehold premises is included in the cost of the assets and appropriate decommissioning provisions are recognised.

(j) Inventories
Inventories represent raw materials and goods held for resale and are valued at the lower of cost and net realisable value. Cost is determined using average cost and includes overheads directly related to bringing inventory to its present location and condition. These include relevant warehousing, distribution and certain buying, security and data processing costs. Net realisable value represents estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Provision is made for obsolete, slow moving or defective items.

(k) Vendor contributions
Where vendor contributions are received in respect of identifiable promotional events, these are matched against the costs of these promotions. Vendor contributions which are received as general contributions and not against specific promotional events are allocated against inventories.

(l) Trade receivables
Trade and other receivables are stated at their nominal amount less an allowance for potential losses, which equates to their fair value.

(m) Leases
Assets held under finance leases are leases where substantially all the risks and rewards of the asset have passed to the Group. All other leases are defined as operating leases.

Where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term, including any construction period or other rental holiday. Other rentals paid under operating leases are charged to the income statement as incurred. Premiums paid to acquire short leasehold properties and inducements to enter into a lease are recognised over the lease term. Amounts payable in respect of contingent rents are recognised in the period to which the sales relate.

(n) Taxation
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax impact is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Accruals for tax contingencies are made based on judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, each material tax benefit is reviewed to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year, although there is uncertainty regarding the exact timing of the agreement and settlement of outstanding positions. Any recorded exposure to interest and penalties on tax liabilities is provided for in the tax charge.

Deferred taxation is provided on all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred tax.

No temporary differences are recognised in respect of:

(i)	deferred tax in respect of the initial recognition of goodwill;

(ii)	additional tax which would arise if profits of overseas subsidiaries were distributed to the extent that they would probably not reverse in the foreseeable future; and

(iii)	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination.

(o) Employee benefits
The Group operates a defined contribution pension scheme in the UK and sponsors a defined contribution 401(k) retirement savings plan in the US. Contributions made by the Group to these pension arrangements are charged to the income statement as incurred.

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Financial statements

The Group also operates a defined benefit pension scheme (the “Group Scheme”) in the UK which ceased to admit new employees from April 2004.

The Group Scheme, covering two of the executive directors and participating eligible employees in the UK, provides benefits based on members’ salaries at retirement. The Group Scheme’s assets are held by the trustees and are completely separate from those of the Group. The pension cost is assessed in accordance with the advice of independent qualified actuaries.

Actuarial gains or losses are accounted for in the statement of recognised income and expense in the period in which they arise.

The full service cost of pension provisions relating to the period is charged to administrative expenses in the income statement. The net of the expected return on the Group Scheme’s assets and the interest element of the increase in the present value of the Group Scheme’s liabilities is credited to finance income in the income statement.

The difference between the market value of the assets of the Group Scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet. The difference between the expected return on assets and that actually achieved is recognised in the statement of recognised income and expense along with any differences that may arise from experience or assumption changes.

Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives were until 5 April 2006 provided through the Signet Group Funded Unapproved Retirement Benefits Scheme (‘‘FURBS’’) and were charged to the income statement as incurred. No further contributions are paid into the FURBS and in substitution a supplement is paid directly to the members.

(p) Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the item being hedged.

Changes in the fair value of financial instruments that are designated and are effective as hedges of future cash flows are recognised directly in equity through the statement of recognised income and expense. Any ineffective portion of the gain or loss is recognised immediately in the income statement. For cash flow hedges that result in the recognition of a non-financial asset or liability, amounts previously deferred in equity are included in the measurement of the asset or liability. For cash flow hedges that result in the recognition of a financial asset or liability, amounts previously recognised in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts in order to minimise future volatility.

(q) Policy on transition to IFRS
The Group took the exemption not to restate the 29 January 2005 closing position for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’. As a result, the 29 January 2005 closing position is presented on the previously existing UK GAAP basis.

In that comparative period, other than the following exceptions, all financial assets and financial liabilities were carried at cost (amortised as appropriate) less, in the case of financial assets, provision for any permanent diminution in value. Gains and losses on forward foreign exchange contracts treated as hedging instruments were not recognised in the income statement. On recognition of the hedged transaction the unrecognised gains and losses arising on the instrument were recognised, either in the income statement or combined into the carrying value of the associated asset or liability.

In the 52 week period to 29 January 2005 closing position, hedging instruments were not recognised. From 30 January 2005 the hedging instruments are brought on to the balance sheet in accordance with the current period policy. In subsequent periods, hedging instruments are accounted for separately in the balance sheet. Gains and losses are included in profit for the period when the hedged transaction occurs having first recorded the hedging instrument in equity (to the extent effective). The cash flow statement is unaffected by this change in accounting policy.

The following adjustments were therefore made as at the beginning of the period ended 28 January 2006 with the net adjustment to net assets, after tax, taken through the statement of recognised income and expense:

$m

Liabilities – Current liabilities
Commodity contract classified within trade and other payables	1.1

Equity – Capital and reserves attributable to equity shareholders
Cash flow hedging reserve	1.1

Signet Group plc Annual Report & Accounts year ended 2 February 2008	89

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Financial statements

Notes to the accounts (continued)

(r) Cash and cash equivalents
Cash and cash equivalents comprise money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and are carried at cost which approximates to fair value.

(s) Borrowings
Borrowings comprise interest bearing bank loans, private placement loan notes, and bank overdrafts and are recorded at the proceeds received net of any transaction costs incurred. Interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(t) Share schemes
A charge to income is recognised in respect of the fair values of outstanding employee share options, measured at grant level. For the LTIP, options granted are valued using a Black-Scholes option pricing model. The fair values of all other options have been calculated using a Black-Scholes model up to 29 January 2005 and a binomial valuation model thereafter. These are charged to the income statement over the relevant option vesting periods, the expense recognised being adjusted to reflect the Group’s estimate of the number of shares that will eventually vest. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

For equity-settled transactions, the charge to the income statement is credited back to total equity.

The cost of the cash and share award elements of the LTIP is charged to the income statement evenly over the period from the award date to vesting, based on the level of award that is expected to be achieved. A liability equal to the portion of goods or services received is recognised at the current fair value determined at each balance sheet date for cash settled schemes.

(u) Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Provision is made for future net lease obligations in respect of onerous leases of vacant, partially vacant or sublet properties.

(v) Share capital
When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded in the share premium reserve.

The cost of own shares purchased to satisfy the exercise of employee share options is deducted from total equity and the proceeds of their onward transfer are credited to total equity.

(w) Dividends
Dividends are provided for in the period in which they are formally approved.

(x) IFRS not yet effective
At the date of preparation of the financial statements, the following Standards and Interpretations, which have not been applied in the financial statements, were in issue but not yet effective:

IFRS 8 ‘Operating Segments’ was issued in November 2006. It requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. It is effective for annual periods beginning on or after 1 January 2009. The Group is currently reviewing the impact that the adoption of IFRS 8 would have on its financial statements.

A revised IAS 23 ‘Borrowing costs’ was issued in March 2007. It requires entities to capitalise any borrowing costs relating to assets that take a substantial period of time to prepare for use, rather than immediately recognising such costs as an expense. The revised Standard is effective for annual periods beginning on or after 1 January 2009 and will be applied prospectively from that date. The adoption of these amendments is not expected to have a significant effect upon the net results or net assets of the Group.

A revised IAS 1 ‘Presentation of Financial Statements’ was issued in September 2007. It revises the presentation of non-owner changes in equity and introduces a statement of comprehensive income. It is effective for annual periods beginning on or after 1 January 2009. The adoption of these amendments will not have a significant impact upon the net results, net assets or disclosures of the Group.

IFRS 8 ‘Operating Segments’ was endorsed by the EU during 2007. The revised IAS 23 ‘Borrowing Costs’ and IAS 1 ‘Presentation of Financial Statements’ have not yet been endorsed by the EU.

The following IFRIC interpretations have been issued but have not yet been adopted by the Group IFRIC 12 ‘Service Concession Arrangements’, IFRIC 13 ‘Customer Loyalty Programmes’ and IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding requirements and their interaction. None of these interpretations have been endorsed by the EU and none are expected to have a significant impact upon adoption.

90	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

2. Segmental information
The Group’s results derive from one business segment – the retailing of jewellery, watches and associated services. The Group is managed as two geographical operating segments: the US and UK divisions. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board.

	2008	2007	2006
	$m	$m	$m

Sales by origin and destination:
UK trading	959.6	907.1	845.3
US trading	2,705.7	2,652.1	2,308.8

	3,665.3	3,559.2	3,154.1

Operating profit:
UK trading	105.1	103.4	88.4
Group function(1)	(16.0)	(13.9)	(14.4)

UK	89.1	89.5	74.0
US trading	262.2	326.7	300.7

	351.3	416.2	374.7

Depreciation and amortisation:
UK trading	42.0	37.1	31.9
US trading	72.1	61.3	51.3

	114.1	98.4	83.2

Capital additions:
UK trading	28.6	23.3	48.2
Group function	0.7	–	–

UK	29.3	23.3	48.2
US trading	111.1	101.1	88.4

	140.4	124.4	136.6

Total assets:
UK trading	496.3	521.2	492.4
Group function	229.2	328.6	234.0

UK	725.5	849.8	726.4
US trading	2,298.7	2,115.2	1,877.2

	3,024.2	2,965.0	2,603.6

Total liabilities:
UK trading	(147.3)	(147.2)	(156.1)
Group function	(267.1)	(201.7)	(55.2)

UK	(414.4)	(348.9)	(211.3)
US trading	(803.7)	(870.1)	(836.7)

	(1,218.1)	(1,219.0)	(1,048.0)

(1) Group function costs for 2006 included a net charge of $1.3 million relating to property provisions.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	91

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Financial statements

Notes to the accounts (continued)

3. Operating profit

		2008	2007	2006
		$m	$m	$m

Operating profit is stated after charging:
Staff costs		702.0	689.3	621.0
Depreciation of property, plant and equipment		109.4	96.0	81.0
Amortisation of intangible assets		4.7	2.4	2.2
Fees payable to KPMG for the audit of the annual accounts		0.5	0.4	0.2
Fees payable to KPMG and their associates for:
– audit of subsidiary accounts		0.9	0.9	0.5
– other services pursuant to legislation(1)		–	–	0.7
– other services(2)		0.2	0.2	0.2
Advertising		209.4	190.7	158.5
Operating lease minimum rentals	– plant, machinery and vehicles	3.3	3.0	3.8
	– property	305.7	273.6	264.9
Operating lease contingent rentals	– property	10.1	14.6	12.0
Rates		61.0	60.9	51.9

(1)	For 2006, relates to Section 404 of the Sarbanes-Oxley Act and IFRS implementation. For 2007 and 2008, fees relating to Section 404 of the Sarbanes-Oxley Act are included within audit fees.
(2)	Relates to quarterly reviews and Christmas Trading review.

Other audit fees paid to KPMG in respect of the Signet Group plc pension scheme were $43,890 (2007: $43,240; 2006: $41,400).

4. Other operating income

	2008	2007	2006
	$m	$m	$m

Other operating income:
– interest receivable from US in-house credit programme	108.4	93.3	81.9
– foreign currency exchange gains/(losses)	0.4	(1.8)	1.4

	108.8	91.5	83.3

5. Finance income and expense

	2008	2007	2006
	$m	$m	$m

Interest payable on loans and overdrafts	(4.1)	(4.5)	(3.6)
Interest expense of US securitisation facility	–	(10.1)	(13.7)
Interest payable on loan notes	(23.3)	(16.4)	(0.5)
Facility fees and related costs	(1.4)	(3.2)	(2.7)

Finance expense	(28.8)	(34.2)	(20.5)

Interest income	6.2	16.7	4.3
Defined benefit pension scheme:
– expected return on scheme assets	18.3	14.7	12.4
– interest on pension liabilities	(13.5)	(12.6)	(10.2)

Finance income	11.0	18.8	6.5

Net finance charge	(17.8)	(15.4)	(14.0)

92	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

6. Foreign currency translation
The exchange rates used for translation of UK pound transactions and balances in these accounts are as follows:

	2008	2007	2006

Income statement (average rate)	2.00	1.88	1.80
Balance sheet (period end rate)	1.97	1.97	1.77

Impact of translation on:
– Cash and cash equivalents less borrowings	2.2	27.7	(7.9)
– Foreign currency net assets	0.1	57.3	(41.6)

The exchange impact on foreign currency net assets has been taken to reserves in accordance with IAS 21 ‘The effects of changes in foreign exchange rates’.

7. Directors and employees

	2008	2007	2006
	$m	$m	$m

Directors’ emoluments	5.0	7.2	3.8
Directors’ LTIP – cash	–	0.3	0.4
Directors’ LTIP – share options (at fair value)	–	0.4	0.5
Contributions to pension schemes in respect of directors	0.6	0.5	0.4

Details of directors’ emoluments are shown in the Directors’ remuneration report on page 70.

The aggregate emoluments (excluding amounts due under the LTIP) of the highest paid director, Terry Burman, Group Chief Executive were $1,668,000 (2007: $3,057,000; 2006: $1,389,000). The amounts due to him under the LTIP were $nil (2007: $275,000; 2006: $752,000). 50% of the LTIP award is payable in cash. In the current year, this amounted to $nil (2007: $128,000; 2006: $304,000). The other 50% consists of the grant of an option to acquire shares in the Company. Additionally, pension contributions of $313,000 (2007: $288,000; 2006: $270,000) were made to money purchase schemes on his behalf. The gain made by him on the exercise of options in the Group was $155,000 (2007: $2,989,000; 2006: $nil).

Signet Group plc Annual Report & Accounts year ended 2 February 2008	93

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Financial statements

Notes to the accounts (continued)

	2008	2007	2006
	Number	Number	Number

Retirement benefits are accruing to the following number of directors under:
– Money purchase schemes	2	2	2
– Defined benefit schemes	2	2	2

The average number of full-time equivalent persons – employed (including directors) during the period, analysed by category and division
Group:
– Management	262	250	238
– Administration	1,758	1,747	1,764
– Distribution and sales staff	15,223	14,839	13,650

	17,243	16,836	15,652

UK:
– Management	76	78	85
– Administration	291	290	367
– Distribution and sales staff	3,480	3,796	3,834

	3,847	4,164	4,286

US:
– Management	186	172	153
– Administration	1,467	1,457	1,354
– Distribution and sales staff	11,743	11,043	9,859

	13,396	12,672	11,366

	2008	2007	2006
	$m	$m	$m

Aggregate Group staff costs were as follows:
Wages and salaries	635.7	619.8	557.8
Social security costs	54.5	51.9	45.7
Pension costs	11.4	10.9	9.4
Share-based payment expense	0.4	6.7	8.1

	702.0	689.3	621.0

94	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

8. Taxation

		2008	2007	2006
		$m	$m	$m

Profit before tax:	UK	132.8	119.4	92.0
	US	200.7	281.4	268.7

		333.5	400.8	360.7

Current taxation:	UK	42.0	30.7	20.7
	US	67.5	105.8	108.0

Deferred taxation:	UK	(2.2)	(2.8)	2.5
	US	11.0	1.1	(5.9)

		118.3	134.8	125.3

The sources of deferred taxation are as follows:

		2008	2007	2006
		$m	$m	$m

UK property, plant and equipment		(2.5)	(0.8)	2.3
US property, plant and equipment		(2.6)	(3.0)	(1.8)
Inventory valuation		21.3	16.5	8.7
Allowances for doubtful debts		(3.2)	(2.3)	(2.0)
Revenue deferral (extended service agreements)		(5.5)	(4.1)	(3.8)
Straight line lease payments		(2.2)	(2.4)	(2.0)
Deferred compensation		(1.7)	(1.5)	(1.6)
Retirement benefit obligations		(0.4)	(1.5)	–
Other temporary differences		5.6	(2.6)	(3.2)

		8.8	(1.7)	(3.4)

The differences between the standard rate of corporation tax in the UK and the current and effective tax rates for the Group are explained below:

	2008	2007	2006
	%	%	%

UK statutory tax rates	30.0	30.0	30.0
Expenditure permanently disallowable for tax purposes, net of permanent undercharges	1.5	0.3	1.5
Differences between UK and US (including state) standard tax rates	5.0	5.5	5.5
Over provision in respect of previous periods	(1.0)	(2.2)	(2.3)
UK property, plant and equipment	0.7	0.2	(0.6)
US property, plant and equipment	0.8	0.7	0.5
Inventory valuation	(6.4)	(4.1)	(2.4)
Allowances for doubtful debts	1.0	0.6	0.5
Revenue deferral (extended service agreements)	1.6	1.0	1.0
Straight line lease payments	0.7	0.6	0.5
Deferred compensation	0.5	0.4	0.5
Retirement benefit obligations	0.1	0.4	–
Other temporary differences	(1.6)	0.6	0.9

Current tax rate	32.9	34.0	35.6
Deferred tax rate	2.6	(0.4)	(0.9)

	35.5	33.6	34.7

Signet Group plc Annual Report & Accounts year ended 2 February 2008	95

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Financial statements

Notes to the accounts (continued)

The Group’s effective tax rate is higher than the UK statutory tax rate because a significant proportion of the Group’s business is conducted in the US where the combined federal and state tax rate approaches 40%. The Group’s future effective tax rate is dependent on changes in the geographic mix of profits and the movement in foreign exchange translation rates. It is likely that there will be greater volatility in the Group’s effective tax rate going forward owing to changes in the tax environment in both the UK and the US. It is anticipated that, subject to the outcome of various uncertain tax positions, the Group’s effective tax rate in 2008/09 will be at a similar level to the reported effective tax rate in 2007/08.

9. Earnings per share

	2008		2007		2006

Earnings attributable to shareholders ($ million)	215.2		266.0		235.4

Basic weighted average number of shares in issue (million)	1,703.8		1,727.6		1,736.6
Dilutive effect of share options (million)	3.3		6.8		3.3

Diluted weighted average number of shares in issue (million)	1,707.1		1,734.4		1,739.9

Earnings per share – basic	12.6	c	15.4	c	13.6	c
Earnings per share – diluted	12.6	c	15.3	c	13.5	c

Earnings per ADS – basic	126.3	c	154.0	c	135.6	c
Earnings per ADS – diluted	126.1	c	153.4	c	135.3	c

The basic weighted average number of shares excludes shares held by the ESOT as these shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 52 week period ended 2 February 2008 by 2,146,735 (53 week period ended 3 February 2007: 3,253,096; 52 weeks ended 28 January 2006: 3,745,265).

10. Dividends

In accordance with IAS 10 ‘Events after the balance sheet date’ proposed dividends are not provided for until they are formally approved.

	2008	2007	2006
	$m	$m	$m

Final dividend paid of 6.317c per share (2007: 2.8875p; 2006: 2.625p)	107.6	94.2	81.9
Interim dividend paid of 0.96c per share (2007: 0.4434p; 2006: 0.4125p)	16.3	14.5	13.0

	123.9	108.7	94.9

During 2007/08, a dividend of 6.317 cents per share was paid on 6 July 2007 in respect of the final dividend declared for the 53 week period ended 3 February 2007. An interim dividend of 0.96 cents for the 52 week period ended 2 February 2008 was also paid on 9 November 2007. The 2006/07 interim dividend was translated at the exchange rate on 3 November 2006.

Subject to shareholder approval, a proposed final dividend of 6.317 cents per share will be paid on 3 July 2008 to those shareholders on the register of members at the close of business on 23 May 2008. The accounts for the 52 week period ended 2 February 2008 do not reflect this proposed dividend, which will be treated as an appropriation of retained earnings in the 52 week period ending 31 January 2009. For shareholders who wish to receive the proposed final dividend in pounds sterling, the actual amount will be calculated using the exchange rate as derived from Reuters at 4.00 p.m. on the record date of 23 May 2008.

Dividends received by individual US shareholders from qualified foreign corporations are subject to US federal income tax at a reduced rate of 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential dividend treatment. This US tax legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders of shares and ADSs are urged to consult their tax advisors regarding the application of this US tax legislation to their particular circumstances.

96	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

11. Intangible assets

	Computer	Purchased
	software	goodwill	Total
	$m	$m	$m

Cost:
At 28 January 2006	15.7	30.6	46.3
Additions	7.5	–	7.5
Disposals	(0.2)	–	(0.2)
Transfers	0.6	–	0.6
Translation differences	0.9	–	0.9

At 3 February 2007	24.5	30.6	55.1

At 3 February 2007	24.5	30.6	55.1
Additions	11.3	–	11.3
Transfers	(2.6)	–	(2.6)

At 2 February 2008	33.2	30.6	63.8

Amortisation:
At 28 January 2006	5.8	–	5.8
Charged in period	2.4	–	2.4
Disposals	(0.2)	–	(0.2)
Transfers	0.2	–	0.2
Translation differences	0.6	–	0.6

At 3 February 2007	8.8	–	8.8

At 3 February 2007	8.8	–	8.8
Charged in period	4.7	–	4.7
Transfers	(2.2)	–	(2.2)
Translation differences	(0.1)	–	(0.1)

At 2 February 2008	11.2	–	11.2

Net book value:

At 2 February 2008	22.0	30.6	52.6

At 3 February 2007	15.7	30.6	46.3

At 28 January 2006	9.9	30.6	40.5

The purchased goodwill above arose on the acquisition of Marks & Morgan on 31 July 2000. In accordance with IFRS, goodwill is carried at cost with impairment reviews carried out annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements, Signet applied IFRS 3 ‘Business combinations’ from the transition date of 31 January 2004. Consequently, all prior purchased goodwill was frozen at $30.6 million at this date, subject to impairment testing. An impairment review was performed at 2 February 2008, concluding that the carrying value of $30.6 million does not require an impairment adjustment.

For the purpose of goodwill impairment testing, Marks & Morgan is regarded as a single cash generating unit. The recoverable amount is based on value in use calculations using cash flow projections from a three year business plan approved by management. Growth rates consistent with those in the plan have been used to extrapolate beyond the period covered by the plan. A discount rate of 8.8% has been applied to the projected cash flows.

Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated amortisation. Amortisation charges are recorded in administrative expenses in the income statement.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	97

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Financial statements

Notes to the accounts (continued)

12. Property, plant and equipment

	Land and buildings			Plant	Shopfronts,
				machinery	fixtures and
	Freehold	Long leasehold	Short leasehold	and vehicles	fittings	Total
	$m	$m	$m	$m	$m	$m

Cost:
At 28 January 2006	18.6	3.4	27.1	106.5	781.6	937.2
Additions	–	–	4.9	8.1	103.9	116.9
Disposals	(0.6)	–	(0.6)	(2.4)	(26.9)	(30.5)
Transfers	–	–	–	(1.5)	0.9	(0.6)
Translation differences	1.9	0.2	1.5	2.3	21.5	27.4

At 3 February 2007	19.9	3.6	32.9	113.0	881.0	1,050.4

At 3 February 2007	19.9	3.6	32.9	113.0	881.0	1,050.4
Additions	–	–	5.5	14.3	109.3	129.1
Disposals	–	–	(0.5)	(2.9)	(37.7)	(41.1)
Transfers	2.0	–	(2.1)	4.7	(2.0)	2.6
Translation differences	–	–	–	(0.1)	(0.4)	(0.5)

At 2 February 2008	21.9	3.6	35.8	129.0	950.2	1,140.5

Depreciation:
At 28 January 2006	2.8	0.2	10.3	76.3	398.4	488.0
Charged in period	0.4	–	2.2	14.3	79.1	96.0
Disposals	(0.5)	–	(0.4)	(2.3)	(25.9)	(29.1)
Transfers	–	–	–	(1.1)	0.9	(0.2)
Translation differences	0.3	–	0.9	1.1	8.6	10.9

At 3 February 2007	3.0	0.2	13.0	88.3	461.1	565.6

At 3 February 2007	3.0	0.2	13.0	88.3	461.1	565.6
Charged in period	0.3	0.1	2.9	12.4	93.7	109.4
Disposals	–	–	(0.4)	(2.0)	(36.3)	(38.7)
Transfers	0.4	–	(0.4)	2.9	(0.7)	2.2
Translation differences	–	–	–	(0.1)	(0.3)	(0.4)

At 2 February 2008	3.7	0.3	15.1	101.5	517.5	638.1

Net book value:

At 2 February 2008	18.2	3.3	20.7	27.5	432.7	502.4

At 3 February 2007	16.9	3.5	19.9	24.7	419.9	484.8

At 28 January 2006	15.8	3.2	16.8	30.2	383.2	449.2

Property, plant and equipment are stated at cost with the exception of freehold and long leasehold properties which are stated at deemed cost on conversion to IFRS.

Freehold properties on the consolidated balance sheet include $10.7 million of depreciable assets (2007: $8.7 million).

98	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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13. Inventories

	2008	2007
	$m	$m

Raw materials	16.7	9.4
Finished goods	1,428.8	1,341.2

	1,445.5	1,350.6

Subsidiary undertakings held $221.5 million of consignment inventory at 2 February 2008 (2007: $205.7 million) which is not recorded on the balance sheet. The principal terms of the consignment agreements, which can generally be terminated by either side, are such that the Group can return any or all of the stocks to the relevant suppliers without financial or commercial penalties.

Inventory provisions

	Balance at	Charged		Balance at
	beginning of period	to profit	Utilised(1)	end of period
	$m	$m	$m	$m

52 weeks ended 28 January 2006	10.7	23.2	(23.3)	10.6
53 weeks ended 3 February 2007	10.6	28.0	(23.9)	14.7
52 weeks ended 2 February 2008	14.7	39.6	(36.8)	17.5

(1) Including the impact of foreign exchange translation.

Inventory provisions have been made for obsolete, slow-moving and damaged stock on a consistent basis.

14. Trade and other receivables

	2008	2007
	$m	$m

Trade receivables by geographic location
– US	900.6	828.8
– UK	9.8	15.5

	910.4	844.3
Less: Provision for impairment of receivables	(62.2)	(52.2)

Trade receivables – net	848.2	792.1
Corporation tax recoverable	0.1	0.2
Other receivables and prepayments	79.2	76.8

Trade and other receivables – current	927.5	869.1
Other receivables – non-current	34.8	29.2

	962.3	898.3

The directors consider that the carrying amount of trade and other receivables approximates to their fair value, which is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date. The carrying amount of financial assets represents the maximum credit exposure.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	99

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Financial statements

Notes to the accounts (continued)

The ageing of trade receivables at the reporting date was:

	2008		2007
	Gross	Provision for	Gross	Provision for
		Impairment		Impairment
	$m	$m	$m	$m

Not past due	710.7	(21.4)	667.8	(20.1)
Past due 0-90 days	165.0	(6.3)	150.6	(6.3)
More than 90 days	34.7	(34.5)	25.9	(25.8)

	910.4	(62.2)	844.3	(52.2)

Provision for impairment of receivables

	Balance at	Charged		Balance at
	beginning of period	to profit	Utilised(1)	end of period
	$m	$m	$m	$m

52 weeks ended 28 January 2006	40.8	81.2	(75.1)	46.9
53 weeks ended 3 February 2007	46.9	73.1	(67.8)	52.2
52 weeks ended 2 February 2008	52.2	93.6	(83.6)	62.2

(1) Including the impact of foreign exchange translation.

The provision for impairment charged to profit relates to receivables due from individual customers, and no individual balance is significant. If the Group believes that a specific balance is irrecoverable, it is written off.

15. Cash and cash equivalents

	2008	2007
	$m	$m

Bank deposits	40.6	151.1
Cash	1.1	1.2

	41.7	152.3

16. Trade and other payables

	2008	2007
Current:	$m	$m

Trade payables	89.3	115.4
Social security and PAYE	10.5	11.6
Other taxes	33.7	42.6
Other creditors	23.5	19.7
Accruals	200.5	203.1

	357.5	392.4

	2008	2007
Non-current:	$m	$m

Other creditors	41.7	35.3
Accruals	43.6	39.4

	85.3	74.7

100	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

17. Deferred income
Deferred income represents income under extended service agreements and voucher promotions.
18. Financial liabilities – borrowings

	Currency	Repayment	2008	2007
Current:		date	$m	$m

Borrowings due within one year or on demand:
Bank overdrafts	US$	On demand	36.3	5.5

Short term borrowings			36.3	5.5

The weighted average interest rate on short term borrowings during the year was 5.3% (2007: 5.4%).

	Currency	Repayment	2008	2007
Non-current:		date	$m	$m

Borrowings due in more than one year:
US Private Placement	US$	2013 to 2018	380.0	380.0

			380.0	380.0

In September 2004, the Group entered into an unsecured $390 million multi-currency revolving credit facility with a syndicate of banks for a period of five years at a variable interest rate at a maximum margin of 0.55% above LIBOR. From commencement, the applicable margin has been 0.40% above LIBOR. At 2 February 2008 and at 3 February 2007 the amount outstanding under this facility was $nil.

Commitment fees are paid on the undrawn portion of this credit facility at a rate of 40.0% of the applicable margin. The principal financial covenants on this facility are as follows:

•	the ratio of Consolidated Net Debt to Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation & Amortisation) shall not exceed 3:1;

•	consolidated Net Worth (total net assets) must not fall below £400 million; and

•	the ratio of Consolidated EBITARR (Earnings Before Interest, Tax, Amortisation, Rents, Rates and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents, Rates and Operating Lease Expenditure shall be equal to or greater than 1.4:1.

On 30 March 2006 Signet entered into a US Private Placement Note Term Series Purchase Agreement (“Note Purchase Agreement”) which was funded largely from US insurance institutional investors in the form of fixed rate investor certificate notes (“Notes”). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95% due 2013; Series (B) $150 million 6.11% due 2016 and Series (C) $130 million 6.26% due 2018. The aggregate issuance was $380 million and the funding date was 23 May 2006. The proceeds from this debt issuance were used to refinance the maturing securitisation programme and for general corporate purposes. The Notes rank pari passu with the Group’s other senior unsecured debt. The principal financial covenants are in line with the syndicated bank credit facility described above.

On 26 October 2007 the Group entered into a 364 day $200 million Conduit Securitisation Facility (“Conduit”). Under this securitisation, interests in the US private label credit card receivables portfolio held by a trust would be sold to Bryant Park, a Conduit administered by HSBC Securities (USA) Inc., in the form of a secured revolving variable rate certificate. The Conduit bears interest at a margin of 0.22% above the cost of funds paid by Bryant Park and commitment fees are paid on the undrawn portion at a rate of 0.12% . At 2 February 2008 the amount outstanding under the Conduit was $nil.

In the US, in November 2001, the Company refinanced its private label credit card receivables programme through a privately placed receivables securitisation. Under this securitisation, interests in the US receivables portfolio held by a trust were sold principally to institutional investors in the form of fixed-rate Class A, Class B and Class C investor certificates. The certificates had a weighted average interest rate of 5.42% and interest was paid monthly in arrears from the finance charges collections generated by the receivables portfolio. The revolving period of the securitisation ended in March 2006, and the final principal payment was in November 2006.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	101

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Financial statements

Notes to the accounts (continued)

Liquidity
The following are the contractual maturities of all financial liabilities and derivative financial instruments, including interest payments and excluding the impact of netting agreements:

		Carrying	Contractual	Less than		More than
		amount	cash flows	1 year	1-5 years	5 years
2 February 2008		$m	$m	$m	$m	$m

Non-derivative financial liabilities
Trade and other payables		442.8	442.8	357.5	85.3	–
Onerous lease provisions		9.6	14.9	1.4	5.7	7.8
Bank overdraft		36.3	36.3	36.3	–	–
US Private placement		380.0	576.1	23.3	93.0	459.8

		868.7	1,070.1	418.5	184.0	467.6

Derivative financial instruments
Forward contracts used for hedging
Liabilities	– outflow	1.9	2.3	2.3	–	–
Assets	– inflow	(2.2)	(1.4)	(1.4)	–	–
	– outflow	(9.6)	113.3	113.3	–	–

		(9.9)	114.2	114.2	–	–

		Carrying	Contractual	Less than		More than
		amount	cash flows	1 year	1-5 years	5 years
3 February 2007		$m	$m	$m	$m	$m

Non-derivative financial liabilities
Trade and other payables		467.1	467.1	392.4	74.7	–
Onerous lease provisions		10.0	16.0	1.4	6.0	8.6
Bank overdraft		5.5	5.5	5.5	–	–
US Private placement		380.0	599.4	23.3	93.0	483.1

		862.6	1,088.0	422.6	173.7	491.7

Derivative financial instruments
Forward contracts used for hedging
Liabilities	– outflow	0.8	1.1	1.1	–	–
Assets	– outflow	(8.3)	90.7	90.7	–	–

		(7.5)	91.8	91.8	–	–

The directors consider that the carrying amount of trade and other payables is approximate to their fair values.

Derivatives with contractual cash flows of $40.7 million and $73.5 million are expected to impact the income statement in 2008/09 and 2009/10 respectively (2007: 2007/08 $25.9 million and 2008/09 $65.9 million).

Interest rate risk
The Group may enter into various interest rate protection agreements in order to limit the impact of movement in interest rates on its borrowings. The Group does not hold or issue derivative financial instruments for the purpose of trading those instruments.

Fair value sensitivity analysis for fixed rate instruments
The Group’s fixed rate instruments consist solely of the private placement detailed above. The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss and the Group does not designate derivative instruments as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not impact the income statement.

A 1% decrease in interest rates would have increased borrowings, and hence decreased equity, by $11.5 million (2007: $13.1 million).

Cashflow sensitivity analysis for variable rate instruments
The carrying value of variable rate financial instruments is $36.3 million (2007: $5.5 million). A 1% change in interest rates at the reporting date would have increased/(decreased) equity by $nil (2007: $nil) and profit by $nil (2007: $nil). This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

102	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Analysis of net debt

	At 3 February		Exchange	At 2 February
	2007	Cash flow	movement	2008
	$m	$m	$m	$m

Cash in hand	1.2	(0.1)	–	1.1
Short term bank deposits	151.1	(112.4)	1.9	40.6

Cash and cash equivalents	152.3	(112.5)	1.9	41.7

Borrowings falling due in more than one year	(380.0)	–	–	(380.0)
Bank overdrafts	(5.5)	(31.1)	0.3	(36.3)

Borrowings	(385.5)	(31.1)	0.3	(416.3)

Total	(233.2)	(143.6)	2.2	(374.6)

Reconciliation of net cash flow to movement in net debt

	52 weeks ended	53 weeks ended	52 weeks ended
	2 February 2008	3 February 2007	28 January 2006
	$m	$m	$m

Net debt at beginning of period	(233.2)	(174.5)	(157.9)
(Decrease)/increase in cash and cash equivalents	(112.5)	49.6	(92.6)
(Increase)/decrease in borrowings	(31.1)	(136.0)	83.9
Exchange adjustments	2.2	27.7	(7.9)

Net debt at end of period	(374.6)	(233.2)	(174.5)

19. Deferred taxation

		2008			2007
	Assets	(Liabilities)	Total	Assets	(Liabilities)	Total
	$m	$m	$m	$m	$m	$m

UK property, plant and equipment	2.3	–	2.3	–	(0.2)	(0.2)
US property, plant and equipment	–	(15.8)	(15.8)	–	(18.3)	(18.3)
Inventory valuation	–	(77.4)	(77.4)	–	(56.1)	(56.1)
Allowances for doubtful debts	22.1	–	22.1	18.9	–	18.9
Revenue deferral (extended service agreements)	46.2	–	46.2	40.6	–	40.6
Straight line lease payments	17.3	–	17.3	15.2	–	15.2
Deferred compensation	13.3	–	13.3	11.6	–	11.6
Retirement benefit obligations	1.6	–	1.6	–	(1.2)	(1.2)
Other temporary differences	11.0	(0.9)	10.1	18.5	–	18.5
UK property related, net	0.3	–	0.3	0.2	–	0.2
Value of UK capital losses	27.7	–	27.7	29.4	–	29.4

Total deferred tax assets/(liabilities)	141.8	(94.1)	47.7	134.4	(75.8)	58.6
Valuation allowance	(28.0)	–	(28.0)	(29.6)	–	(29.6)

Deferred tax assets/(liabilities)	113.8	(94.1)	19.7	104.8	(75.8)	29.0

UK			3.0			0.2
US			16.7			28.8

Deferred tax assets			19.7			29.0

The difference on translation in respect of deferred tax posted directly to equity in the period ended 2 February 2008 was $0.1 million charge (2007: $3.0 million charge).

Signet Group plc Annual Report & Accounts year ended 2 February 2008	103

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Financial statements

Notes to the accounts (continued)

Movement in deferred tax assets:

$m

At 3 February 2007	29.0
Amounts recognised in equity:
– Retirement benefit obligations	4.5
– Other temporary differences	(2.8)
Charge in the period to the income statement	(8.8)
Transfers to current tax	(2.1)
Difference on translation	(0.1)

At 2 February 2008	19.7

20. Provisions – non-current

$m

At 3 February 2007	10.0
Charge in the period to the income statement	0.7
Utilisation(1)	(1.1)

At 2 February 2008	9.6

(1) Including the impact of foreign exchange translation.

The provisions are for onerous leases and include the discounted cash flows of future net obligations in respect of vacant properties and the rental shortfall on properties which are sublet at below the rent paid by the Group. These are expected to be utilised over the period from 2009 to 2017.

21. Employee benefit costs - pension schemes
The Group operates one defined benefit pension scheme in the UK (the “Group Scheme”), which ceased to admit new employees from April 2004. The assets of the Group Scheme, which is a funded scheme, are held in a separate trustee administered fund which is independently managed. The trustees of the Group Scheme during the year were Walker Boyd, John Gillum (retired 7 December 2007), Noel Lyons, Mark Jenkins (appointed 7 December 2007), Anne Riglar (member nominated, appointed 18 May 2007), Peter Gates (member nominated, appointed 18 May 2007) and The Law Debenture Pension Trust Corporation p.l.c. (independent trustee). Contributions to the Group Scheme were assessed as at 5 April 2006 in accordance with the advice of independent qualified actuaries using the attained age method of valuation. Where appropriate, supplementary pension and life assurance for UK directors and senior executives was provided until 5 April 2006 through the Signet Group Funded Unapproved Retirement Benefits Scheme (FURBS). No further contributions are paid into the FURBS and in substitution a supplement is now paid directly to the members.

An actuarial valuation of the Group Scheme was carried out as at 5 April 2006. Results of that valuation have been updated to 2 February 2008 by an independent qualified actuary. The next full actuarial valuation will be carried out as at 5 April 2009.

As the Group Scheme is closed to new entrants, the current service cost (calculated under the projected unit method, as required by IAS 19), will increase as a percentage of salaries as its members approach retirement.

In June 2004, the Group introduced a defined contribution plan which replaced the Group Scheme for new UK employees. The employer contributions to this scheme in the period were $0.2 million (2007: $0.2 million; 2006: $0.1 million).

In the US, the Group sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The assets of this plan are held in a separate trust managed by KeyBank under which the Group matches 25% of up to the first 6% of employee elective salary deferrals. The Group has also established, in the US, an unfunded, unqualified deferred compensation plan (“DCP”) which permits certain management employees to elect annually to defer all or a portion of their remuneration and earn interest on the deferred amounts. The plan also provides for a Group matching contribution based on each participant’s annual remuneration deferral. In connection with this plan, the Group has invested in trust-owned life insurance policies.

104	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

The main assumptions used by the actuary to calculate the Group Scheme liabilities were:

	2008	2007

Rate of increase in salaries	5.0%	4.6%
Rate of increase in deferred pensions during deferment	3.5%	3.1%
Rate of increase in pensions in payment(1)	3.5%	3.1%
Discount rate	5.9%	5.2%
Inflation assumptions	3.5%	3.1%
Expected return on Group Scheme assets	6.9%	6.9%
Longevity at age 65 for current pensioners:
– Male	22.0 years	21.8 years
– Female	24.8 years	24.7 years
Longevity at age 65 for future pensioners:
– Male	23.3 years	23.2 years
– Female	26.0 years	26.0 years

(1) For the majority of members.

The mortality tables used to value the Group Scheme’s liabilities as at 2 February 2008 are PA92(year of birth)mc for current pensioners and future retirees. These tables give a life expectancy as set out in the table above. Based on the advice of an independent qualified actuary, the directors consider these mortality tables to make an appropriate allowance for future projected improvements in life expectancy.

The table below shows the sensitivity of the funded status of the Group Scheme to changes in the assumptions used in calculating the benefit obligations and scheme asset fair values:

		Fair value
	Benefit	of Scheme	Funded
	obligation	assets	status	Sensitivity
	$m	$m	$m	$m

Recognised as at 2 February 2008	(253.7)	248.1	(5.6)
Discount rate +0.1%	(249.7)	248.1	(1.6)	+4.0
Inflation –0.1%	(250.2)	248.1	(2.1)	+3.5
Life expectancy + 1 year	(260.7)	248.1	(12.6)	-7.0

The Group expects to contribute a minimum of $7.4 million to the Group Scheme in 2008/09 based on funding rates agreed in the 5 April 2006 actuarial valuation.

	2008	2007
	$m	$m

The Group pension cost for the period comprises:
Charge to operating profit:
UK Group Scheme net service cost	(6.4)	(6.6)
UK defined contribution plan	(0.2)	(0.2)
US retirement savings plan	(4.8)	(4.1)

	(11.4)	(10.9)
Net credit to financing costs:
Expected return on Group Scheme assets	18.3	14.7
Interest on Group Scheme liabilities	(13.5)	(12.6)

	(6.6)	(8.8)

Signet Group plc Annual Report & Accounts year ended 2 February 2008	105

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Financial statements

Notes to the accounts (continued)

The assets in the Group Scheme and the expected rates of return (net of administration expenses) were:

	2008		2007
	Long term rate		Long term rate
	of return		of return
	expected	Value	expected	Value
	%	$m	%	$m

Equities and property	7.7%	171.9	7.9%	193.7
Bonds	4.9%	72.9	4.7%	62.8
Cash		3.3		5.1

Total market value of assets		248.1		261.6
Present value of Group Scheme liabilities		(253.7)		(257.9)

(Deficit)/surplus in the Group Scheme		(5.6)		3.7
Related deferred tax asset/(liability)		1.6		(1.2)

Net pension (liability)/asset		(4.0)		2.5

The Trustee’s investment strategy is set out in their Statement of Investment Principles. To guide them in their strategic management of the assets and control of the various risks to which the Group Scheme is exposed, the Trustees have adopted the following objectives:

•	To make sure that obligations to the beneficiaries of the Group Scheme can be met;
•	To acknowledge the Group’s interest in the size and incidence of its contribution payments.

The Trustees continue to monitor this investment strategy, after taking professional advice.

To develop the long term rate of return on asset assumptions, the Trustees considered the historical return and future expected returns for each asset class, as well as the target asset allocation of the pension portfolio. The expected return is then reduced by 0.3% per annum as an allowance for Group Scheme expenses. This resulted in the selection of the 6.9% per annum long term rate of return on assets assumption from 3 February 2007, and 6.9% per annum from 2 February 2008.

There is no investment by the Group Scheme in the shares of Signet Group plc or in property occupied by or other assets used by the Group.

Analysis of amount recognised in the consolidated statement of recognised income and expense (“SORIE”)

	2008	2007
	$m	$m

Actual return less expected return on Group Scheme assets	(30.1)	(2.0)
Experience gain on liabilities including change in assumptions	15.1	32.5

Actuarial (loss)/gain	(15.0)	30.5
Deferred tax	4.5	(9.4)

Recognised in SORIE	(10.5)	21.1

The accumulated benefit obligation (defined as the projected unit liability with no allowance for future salary growth) of the Group Scheme at 2 February 2008 was $240.4 million (2007: $246.9 million).

106	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

The movement in Group Scheme benefit obligation during the financial year was as follows:

	2008	2007
	$m	$m

Benefit obligation at beginning of financial year	257.9	251.0
Current service cost	6.4	6.4
Past service cost	–	0.2
Benefits paid	(9.9)	(8.1)
Member contributions	0.9	0.9
Interest cost	13.5	12.6
Actuarial gain	(15.1)	(32.5)
Exchange	–	27.4

Benefit obligation at end of financial year	253.7	257.9

The movement in Group Scheme assets during the financial year was as follows:

	2008	2007
	$m	$m

Fair value of Group Scheme assets at beginning of financial year	261.6	223.6
Expected return on Group Scheme assets	18.3	14.7
Benefits paid	(9.9)	(8.1)
Member contributions	0.9	0.9
Employer contributions	7.2	6.8
Actuarial loss	(30.1)	(2.0)
Exchange	0.1	25.7

Fair value of Group Scheme assets at end of financial year	248.1	261.6

The actual loss on Group Scheme assets was $11.8 million (2007: $12.7 million return).

History of experience gains and losses

	2008	2007	2006	2005

Difference between expected and actual return on Group Scheme assets ($ million)	(30.1)	(2.0)	22.0	(0.5)
Percentage of Group Scheme assets	(12)%	(1)%	10%	0%
Experience gain/(loss) on Group Scheme liabilities ($ million)	15.1	32.5	(51.3)	(9.4)
Percentage of Group Scheme liabilities	6%	13%	(20)%	(5)%
Total amount recognised in SORIE – gross ($ million)	15.0	30.5	(29.3)	(9.9)
Percentage of Group Scheme liabilities	6%	12%	(11)%	(5)%

The cumulative actuarial losses reported in the consolidated statement of recognised income and expense since the IFRS transition date are $6.3 million.

Projected benefits payments are as follows:

	$m	(1)

2008/09	10.3
2009/10	11.3
2010/11	11.7
2011/12	12.0
2012/13	13.8
2013 to 2017/18	72.8

(1)	Translated at $2.00 = £1.00, the average exchange rate applied for the 52 weeks ended 2 February 2008.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	107

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Financial statements

Notes to the accounts (continued)

22.	Share capital

	2008	2007	2006
	$m	$m	$m

Authorised:
5,929,874,019 shares of 0.5p each	–	48.6	48.6
5,929,874,019 shares of 0.9c each	53.4	–	–
50,000 deferred shares of £1 each	0.1	–	–

Allotted, called up and fully paid:
Nil shares of 0.5p each (2007: 1,713,553,809; 2006: 1,738,843,382)	–	14.0	14.3
1,705,510,466 shares of 0.9c each	15.3	–	–
50,000 deferred shares of £1 each	0.1	–	–

The allotted, called up and fully paid share capital as a percentage of the issued share capital at 2 February 2008 is 100% for 0.9c shares and 100% for £1 deferred shares.

	Number of shares	$m

Allotted, called up and fully paid:
Shares of 0.5p each:
At 29 January 2005	1,735,615,152	14.3
Shares issued to QUEST	31,767	–
Shares issued to 2004 ESOT	516,820	–
Other share options exercised	2,679,643	–

At 28 January 2006	1,738,843,382	14.3

At 28 January 2006	1,738,843,382	14.3
Shares issued to 2004 ESOT	3,356,399	–
Share buyback	(30,271,522)	(0.3)
Other share options exercised	1,625,550	–

At 3 February 2007	1,713,553,809	14.0

At 3 February 2007	1,713,553,809	14.0
Exchange arising on redenomination of share capital	–	1.4
Capital reduction on 5 February 2007	(1,713,553,809)	(15.4)

	nil	nil
Ordinary shares of 0.9c each:
Issued on 5 February 2007	1,713,553,809	15.4
Share buyback	(12,205,000)	(0.1)
Shares issued to 2004 ESOT	3,804,241	–
Other share options exercised	357,416	–

At 2 February 2008 total allotted, called up and fully paid ordinary share capital	1,705,510,466	15.3
Deferred shares of £1 each on issue and at 2 February 2008	50,000	0.1

Total share capital	1,705,560,466	15.4

On 5 February 2007, the Company redenominated its share capital into US dollars by way of a reduction in capital and subsequent issue and allotment of new US dollar ordinary shares, which had been approved by shareholders on 12 December 2006 and received Court approval on 31 January 2007.

108	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

The nominal value of each US dollar denominated ordinary share is 0.9 cent, and shareholders received one new US dollar denominated ordinary share for each sterling ordinary share held. The new shares have the same rights and restrictions as the previously issued ordinary shares and the existing share certificates remain valid.

Additionally, to comply with the Companies Act 1985, £50,000 of share capital is required to be held denominated in pounds sterling to which end 50,000 deferred shares of £1 each were allotted and issued and credited to the Group Company Secretary on 5 February 2007. These shares have limited and deferred rights.

The consideration received in respect of the 4,161,657 shares issued during the year for the exercise of share options was $6.0 million (2007: $6.4 million). During the year, 12,205,000 shares were purchased by the Company for a consideration of $29.0 million.

In the 52 weeks ended 2 February 2008 the trustee of the ESOT subscribed in cash for a total of 3,804,241 shares in order to provide shares to satisfy the exercise of executive share options granted to US employees. In aggregate the subscription monies amounted to $5.4 million at option prices between $0.545 and $2.05. The subscription prices were the market prices on the last business days before the dates on which the respective terms of issue were fixed, and varied between 82p and 126.75p per share.

On various dates during the 52 weeks ended 2 February 2008 a total of 357,416 shares were subscribed for in cash by holders of options. In aggregate the subscription monies amounted to $0.6 million at option prices between 79.6p and 94p per share. The subscription prices were the market prices at the various times at which the options were granted. The market prices on the dates of issue varied between 64.75p and 126.5p per share. Details of options in respect of shares are shown in note 27 on page 113.

The trustee of the ESOT, Halifax EES Trustees International Limited, held 2,633,908 shares at 3 February 2007. In the 52 weeks ended 2 February 2008 the trustee transferred 913,957 shares to the holders of executive share and LTIP options granted to UK employees. The trustee held 1,719,951 shares at 2 February 2008 and 1,719,951 shares at 8 April 2008.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	109

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Financial statements

Notes to the accounts (continued)

23. Share premium and reserves

		Other reserves		Retained earnings

	Share			Purchase
	premium	Capital	Special	of own	Hedging	Translation	Retained (1)
	account	redemption	reserves	shares	reserve	reserve	reserve	Total
	$m	$m	$m	$m	$m	$m	$m	$m

At 29 January 2005	118.2	–	234.8	(14.7)	–	(10.6)	1,116.5	1,444.2
Recognised income and expense:
– profit for the financial period	–	–	–	–	–	–	235.4	235.4
– cash flow hedges (net)	–	–	–	–	2.8	–	–	2.8
– translation differences	–	–	–	–	–	(36.6)	–	(36.6)
– actuarial loss (net)	–	–	–	–	–	–	(20.4)	(20.4)
Dividends	–	–	–	–	–	–	(94.9)	(94.9)
Equity-settled transactions (net)	–	–	–	–	–	–	7.4	7.4
Share options exercised	4.1	–	–	2.9	–	–	–	7.0
Purchase of own shares by ESOT	–	–	–	(3.6)	–	–	–	(3.6)
Shares issued to ESOTs	2.5	–	–	–	–	–	(2.5)	–

At 28 January 2006	124.8	–	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
– profit for the financial period	–	–	–	–	–	–	266.0	266.0
– cash flow hedges (net)	–	–	–	–	2.3	–	–	2.3
– translation differences	–	–	–	–	–	57.3	–	57.3
– actuarial gain (net)	–	–	–	–	–	–	21.1	21.1
Dividends	–	–	–	–	–	–	(108.7)	(108.7)
Equity-settled transactions (net)	–	–	–	–	–	–	8.1	8.1
Share options exercised	8.6	–	–	2.1	–	–	(3.0)	7.7
Purchase of own shares	–	0.3	–	–	–	–	(63.4)	(63.1)
Shares issued to ESOTs	1.3	–	–	–	–	–	(1.3)	–

At 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0
Exchange arising on redenomination of share capital	(1.4)	–	–	–	–	–	–	(1.4)

	133.3	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,730.6
Recognised income and expense:
– profit for the financial period	–	–	–	–	–	–	215.2	215.2
– cash flow hedges (net)	–	–	–	–	3.1	–	–	3.1
– translation differences	–	–	–	–	–	(0.1)	–	(0.1)
– actuarial loss (net)	–	–	–	–	–	–	(10.5)	(10.5)
Dividends	–	–	–	–	–	–	(123.9)	(123.9)
Equity-settled transactions (net)	–	–	–	–	–	–	(0.3)	(0.3)
Share options exercised	6.5	–	–	2.5	–	–	(3.5)	5.5
Purchase of own shares	–	0.1	–	–	–	–	(29.0)	(28.9)
Shares issued to ESOTs	0.4	–	–	–	–	–	(0.4)	–

At 2 February 2008	140.2	0.4	234.8	(10.8)	8.2	10.0	1,407.9	1,790.7

(1)	The retained reserve includes the unrealised surplus arising from revaluing freehold and long leasehold properties of $8.5 million (2007: $8.5 million; 2006: $8.5 million).

110	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Following the 1997 capital reduction, the holding company, Signet Group plc, is permitted to make distributions (including dividends, share buy-backs and other transactions classed as distributions) out of profit earned after 2 August 1997, the end of its 1997/98 half year.

The undertakings given to the High Court at the time of the capital reduction included the requirement that the Company transferred to a new special reserve any dividend paid by a subsidiary undertaking from profits relating to prior to that date. The special reserve is, for as long as the Company is a public company, treated as a non-distributable reserve for the purposes of section 264 of the Companies Act 1985.

In accordance with undertakings given by the Company to the High Court in connection with previous reductions of the share premium account, an earlier special reserve is available to write-off existing goodwill resulting from acquisitions and otherwise only for purposes permitted in the case of the share premium account. Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less net unrealised losses) and not out of share capital or share premium (generally equivalent in US terms to paid-in surplus).

The own shares reserve represents the cost of shares in Signet Group plc purchased in the market and held by the ESOT to satisfy options under the Group’s share option schemes. The translation reserve represents exchange differences on translation of foreign operations. The hedging reserve comprises gains and losses in cash flow hedges net of related deferred taxation.

The capital redemption reserve has arisen on the cancellation of previously issued shares and represents the nominal value of those shares cancelled.

At 2 February 2008, after taking into account the recommended final dividend of 6.317 cents per share, the holding company had distributable reserves of $283.2 million (3 February 2007: $199.0 million). There are additional potentially distributable reserves held in subsidiary companies.

24. Commitments
Operating lease commitments – minimum lease payments
The Group occupies certain properties and holds plant, machinery and vehicles under operating leases. The property leases often include renewal options and escalation clauses and, in the US, generally provide for contingent rentals based on a percentage of lease defined revenues.

The minimum payments in respect of operating leases for the 52 weeks to 1 February 2009 to which the Group was committed as at 2 February 2008 were as follows:

	Plant,
	machinery	Leasehold
	& vehicles	properties	Total
	$m	$m	$m

Operating leases which expire:
Within one year	0.9	14.6	15.5
Between one and five years	1.9	84.9	86.8
More than five years	–	196.7	196.7

At 2 February 2008	2.8	296.2	299.0

At 3 February 2007	3.4	276.9	280.3

The future minimum payments for operating leases having initial or non-cancellable terms in excess of one year are as follows:

$m

For financial periods:
2008/09	299.0
2009/10	280.8
2010/11	260.4
2011/12	241.2
2012/13	219.2
Thereafter	1,227.8

2,528.4

Signet Group plc Annual Report & Accounts year ended 2 February 2008	111

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Financial statements

Notes to the accounts (continued)

Capital and other financial commitments
 Capital commitments at 2 February 2008 for which no provision has been made in these consolidated accounts were as follows:

	2008	2007
	$m	$m

Contracted	37.4	24.4

25. Contingent liabilities
The Group is not party to any legal proceedings considered to be material to profit, financial position or cash flow including any bankruptcy, receivership or similar proceedings involving the Group or any of its subsidiaries. No director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of Signet Group plc, in the New York federal court. The lawsuit alleges that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

The Group has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligation in respect of these leases, the Group may be liable for those defaults. The number of such claims arising to date has been small, and the liability, which is charged to the income statement as it arises, has not been material.

26. Financial instruments
Currency derivatives
The Group operates in both the US and the UK and it is exposed to foreign exchange risk arising from various currency exposures. The Group enters into the forward purchase of foreign currencies, principally the US dollar, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases.

The Group also enters into forward purchase contracts for commodities in order that values of assets should not be unnecessarily exposed to significant movements in the price of the underlying precious metal raw material.

	Fair values as at		Fair values as at
	2 February 2008		3 February 2007
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Cash flow hedges:
Forward foreign currency contracts	1.9	–	–	(0.8)
Forward commodity contracts	9.6	–	8.3	–

	11.5	–	8.3	(0.8)

Foreign currency exchange contracts not designated as cash flow hedges are used to hedge currency flows through the Signet Group plc bank accounts to ensure the Group is not exposed to foreign currency exchange risk in its cash and borrowings. As at 2 February 2008 the fair value of outstanding cross currency swaps was a liability of $1.6 million (2007: asset of $0.2 million).

The fair values of all financial instruments shown above are based on market value equivalents at the balance sheet date and are held as assets and liabilities within other receivables and other payables, and all contracts have a maturity of less than one year.

Gains of $10.2 million (2007: loss of $1.5 million) have been transferred to inventories in respect of contracts that matured during the period. Changes in the fair value of non-hedging foreign currency financial instruments amounting to $1.3 million (2007: $0.2 million) have been credited to the income statement during the period. The ineffective portion of hedging instruments taken to the income statement was $1.0 million (2007: $nil).

112	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Currency risk
The significant exchange rates applied during the year have been disclosed in note 6. The Group’s exposure to foreign currency risk based on notional amounts is detailed below together with an analysis of the effect of a 10% strengthening of the US dollar against the UK pound. This analysis assumes that all other variables, in particular interest rates, remain constant.

		10%		10%
	Estimated fair	strengthening	Estimated fair	strengthening
	value	in $ against £	value	in $ against £
	2 February	(unfavourable)/	3 February	(unfavourable)/
	2008	favourable	2007	favourable
	$m	$m	$m	$m

Borrowings	(416.3)	–	(385.5)	–
Foreign currency receivable	34.7	(3.5)	40.3	(4.0)
Foreign currency payables	(149.3)	14.9	(153.4)	15.3

Foreign exchange contracts	0.3	8.0	(0.6)	(6.1)
Commodity hedging contracts	9.6	–	8.1	–

A 10% weakening of the US dollar would have had the equal but opposite effect, on the basis that all other variables remain constant.

27. Share options
The Group operates several share option schemes which can be categorised as “Saving Share Schemes”, “Executive Schemes”, and “Long Term Incentive Plans”.

Saving Share Schemes
Three all-employee share option schemes comprising a savings related share option scheme for UK employees (the “Sharesave Scheme”), a US Section 423 Plan (the “Employee Stock Savings Plan”) and a savings related share option scheme for Republic of Ireland employees (the “Irish Sharesave Scheme”) are together referred to as “Saving Share Schemes”. Options granted under the Sharesave Scheme and the Irish Sharesave Scheme are generally only exercisable between 36 and 42 months from commencement of the related savings contract. Options granted under the Employee Stock Savings Plan are generally only exercisable between 24 and 27 months of the grant date.

Executive Schemes
Executive Schemes are subject to performance conditions requiring compound annual growth in earnings per share above inflation. Under the 1993 Scheme, the performance condition is measured over a consecutive three year period. Under the 2003 Scheme the performance condition is measured over three years from the start of the financial period in which the award is made, and may then be measured from the last month of the year in which the award is made to the end of the fourth or fifth years, if not previously satisfied. For all grants beginning with those awarded in 2006/07, and all subsequent grants made to executive directors, the performance will only be measured over the three years from the start of the financial year in which the award is made. Additionally, for UK executives, the personal performance of participants will be assessed on each occasion that the share grant takes place, whilst for US executives there is a pre-grant test based on both personal and corporate performance. Grants beginning with those awarded in 2007/08 (other than for executive directors) are not subject to performance conditions.

Long Term Incentive Plans
The Long Term Incentive Plan 2000, which was replaced by the Long Term Incentive Plan 2005, are together referred to as “Long Term Incentive Plans” (“LTIPs”). LTIPs are subject to performance conditions, requiring compound annual growth in profit before tax at constant exchange rates of the Group or, for divisional executives, growth in divisional operating profit, and in ROCE of the Group or related division as appropriate. The exercise price of the total share option grant under the Long Term Incentive Plan 2000 is a nominal amount of £1 or $1 as appropriate and under the Long Term Incentive Plan 2005 there is no exercise price.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	113

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Financial statements

Notes to the accounts (continued)

Option scheme status

	Saving share schemes		Executive schemes		LTIPs
	No. of share	WAEP(1)	No. of shares	WAEP(1)	No. of shares	WAEP(1)

	millions	pence	millions	pence	millions	pence

At 29 January 2005	7.1	78	35.5	85	3.3	–
Movements in period
Granted	3.1	81	9.7	112	0.9	–
Exercised	(2.6)	68	(3.3)	61	(0.2)	–
Lapsed	(0.9)	82	(1.1)	103	(0.2)	–

At 28 January 2006	6.7	84	40.8	97	3.8	–
Movements in period
Granted	2.2	95	9.8	112	1.8	–
Exercised	(1.6)	84	(4.3)	88	(1.6)	–
Lapsed	(1.0)	84	(1.6)	103	(0.4)	–

At 3 February 2007	6.3	86	44.7	103	3.6	–
Movements in period
Granted	3.8	76	8.6	124	1.5	–
Exercised	(0.4)	85	(5.4)	86	(0.5)	–
Lapsed	(2.0)	84	(0.8)	117	(0.4)	–

At 2 February 2008	7.7	82	47.1	109	4.2	–

Options exercisable	1.0	86	20.3	99	0.1	–

(1)	Weighted Average Exercise Price

The weighted average share price at the date of exercise for share options exercised during the period was 119p.

The following tables summarise the information about share options outstanding at the close of business on 2 February 2008, and the inputs used in a binomial model for Saving Share and Executive option schemes, and in a Black-Scholes model for LTIP option schemes, for the calculation of the fair value of options granted in the 2005/06, 2006/07 and 2007/08 financial periods:

	Saving share schemes			Executive schemes			LTIPs

	Shares	WACL(2)	WAEP(1)	Shares	WACL(2)	WAEP (1)	Shares	WACL(2)	WAEP(1)
Exercise price range	millions	years	pence	millions	years	pence	millions	years	pence

75p to 95p	7.7	1.2	82	–	–	–	–	–	–
33p to 76p	–	–	–	2.8	2.5	64	–	–	–
76p to 125p	–	–	–	44.3	7.1	112	–	–	–
Nil	–	–	–	–	–	–	4.2	8.3	–

Nil to 125p	7.7	1.2	82	47.1	6.9	109	4.2	8.3	–

(1)	Weighted Average Exercise Price
(2)	Weighted Average Remaining Contractual Life

114	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

	Saving share schemes			Executive schemes			LTIPs

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Share price at grant date(3)	90p	120p	99p	122p	110p	112p	122p	110p	114p
Exercise price(3)	76p	95p	81p	124p	112p	112p	nil	nil	nil
Risk free interest rate	4.49%	4.91%	4.00%	4.56%	4.72%	4.15%	4.61%	4.80%	4.10%
Expected life of options	2.8 years	2.6 years	2.7 years	4.3 years	4.3 years	4.3 years	3.5 years	3.5 years	3.5 years
Expected volatility	26%	31%	38%	28%	34%	38%	28%	34%	38%
Dividend yield	3.3%	3.2%	2.2%	2.9%	2.8%	2.3%	2.9%	2.8%	2.3%
Grant date fair value(3)	45c	68c	59c	53c	55c	63c	220c	188c	190c

(3)	Weighted average

The expected volatility is determined by calculating the historical volatility of the Group’s share price over the previous five years. The expected life used in the model is based on the historical exercise behaviour of the main categories of option recipients. The Group recognised total share-based payment expense of $0.4 million in the financial period ending 2 February 2008 (2007: $6.7 million; 2006: $8.1 million).

28. Principal subsidiary undertakings
At 2 February 2008, the Company had the following subsidiary undertakings carrying on businesses which principally affected the profits and assets of the Group. They have the same year end date as the Company.

The country of incorporation is also their principal place of operation.

		Country of
		incorporation	Percentage
	Principal activity	or registration	shareholdings

Ernest Jones Limited	Retail jeweller	UK	100%
H.Samuel Limited	Retail jeweller	UK	100%
Leslie Davis Limited	Retail jeweller	UK	100%
Signet Trading Limited	Retail jeweller	UK	100%
Sterling Inc.	Retail jeweller	US	100%
Sterling Jewelers Inc.	Retail jeweller	US	100%
Sterling Jewelers LLC	Retail jeweller	US	100%
Signet Holdings Limited	Holding company	UK	100%
Signet US Holdings, Inc.	Holding company	US	100%
Checkbury Limited	Property holding company	UK	100%
Signet Sourcing Limited	Diamond Sourcing	UK	100%

29. Related party transactions
The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under UK law.

Certain US subsidiaries of the Company have constitutions and by-laws which provide indemnities to directors which conform to local laws and practices. In some respects these indemnities exceeded what would be permitted under English law if they were UK companies.

In discussion with the UK Listing Authority, the Company has amended the subsidiary company constitutions and by-laws to cap any existing indemnity to the extent that it exceeds that which is permitted under English law. The individuals receiving such an indemnity are Terry Burman, Walker Boyd, Mark Light, Robert Trabucco and George Frankovitch.

Details of directors’ remuneration are set out on page 70.

The are no other related party transactions which require disclosure in these accounts.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	115

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Financial statements

Notes to the accounts (continued)

30. Summary of differences between IFRS and US GAAP
The Group’s consolidated accounts are prepared in accordance with IFRS, which differs in certain respects from US GAAP. Differences which have a significant effect on the consolidated net profit and shareholders’ funds of the Group are set out below. While this is not a comprehensive summary of all differences between IFRS and US GAAP, other differences would not have a significant effect on the consolidated net profit or funds attributable to equity holders of the Company.

The differences have been shown gross of tax with the related taxation shown separately.

(a) Goodwill
Under IFRS, goodwill is carried at cost with impairment reviews carried out annually, or when a triggering event occurs, in lieu of amortisation. Previously, the Group applied UK GAAP Financial Reporting Standards 10 ‘Goodwill and intangible assets’ (“FRS 10”) in respect of acquisitions post 1 February 1998; that required the capitalisation and amortisation of goodwill. Prior to the adoption of FRS 10, the Group wrote off goodwill directly to reserves.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards (“SFAS”) 142, ‘Goodwill and Other Intangible Assets’, goodwill was capitalised and amortised through the income statement over its estimated useful life (not to exceed 40 years). SFAS 142, effective for the Group from 3 February 2002, requires that goodwill be tested annually for impairment in lieu of amortisation.

(b) Sale and leaseback transactions
Under IFRS, sale and leaseback transactions of freehold and long leasehold properties that result in an operating lease are established at fair value and accounted for by including in profit before taxation the full gain arising in the financial year in which the transaction took place. Under US GAAP, the gain arising is credited to the income statement in equal instalments over the life of the lease.

(c) Pensions
As at 3 February 2007, the Group adopted SFAS 158 ‘Employers’ accounting for defined benefit and other post-retirement pension plans’, which requires the Group to fully recognise the Group Scheme’s funded status on the balance sheet. Changes in the funded status are recognised through other comprehensive income in the year they occur, other than the net periodic benefit cost pursuant to SFAS 87 ‘Employers accounting for pensions’, which is reported within the income statement. The Group Scheme asset or liability on the balance sheet is therefore the same under IFRS and US GAAP. However, the following differences remain between IFRS and US GAAP:

–	under US GAAP, actuarial gains and losses outside a 10% ‘corridor’ are recycled from other comprehensive income to operating profit over the average service lives of employees, in accordance with SFAS 87;

–	expected returns on pension assets and interest charges are reported in operating profit under US GAAP but included within finance income and expense under IFRS.

Prior to the adoption of SFAS 158, the Group complied with SFAS 87, SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’ and SFAS 106 ‘Employers Accounting for Postretirement Benefits other than Pensions, as amended by SFAS 132(R) ‘Employers’ disclosure about pensions and other post-retirement benefits’. The Group therefore recognised a pension liability in the financial statements when the accumulated benefit obligation exceeded the fair value of the plan assets to the extent this liability had not already been recognised. The Group Scheme had such a liability under US GAAP at 28 January 2006 but did not have such a liability at 3 February 2007. Consequently, the additional minimum liability above the intangible asset at 28 January 2006 was released through other comprehensive income during the 53 week period ended 3 February 2007.

The pension asset at 3 February 2007, prior to adoption of SFAS 158, was $51.0 million. Following adoption of SFAS 158, the Group recorded a pension asset as at 3 February 2007 of $3.7 million, being the funded status of the Group Scheme. To achieve this, SFAS 158 required a one-time adjustment at 3 February 2007 to accumulated other comprehensive income of $47.3 million (before tax effect).

(d) Share-based payment
For the year ended 28 January 2006, the Group accounted for the recognition of share options expenses based on APB 25 ‘Accounting for stock issued to employees’ (“APB 25”) as amended by SFAS 148 ‘Accounting for stock-based compensation – transition and disclosure’ based on the intrinsic value of awards in the period. From 29 January 2006 the Group adopted SFAS 123(R) ‘Share-based payment’ using the ‘modified prospective application method’, recognising the fair value of option awards over the service period.

116	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

The Group operates a number of employee share schemes, set out in note 27 on pages 113 to 115. All grants under the LTIP and grants under the Executive Scheme made prior to 2007/08 are subject to a condition that they may not vest unless the growth in related performance conditions exceeds the scheme target growth adjusted by movements in the relevant UK or US Retail Price Index over the same period. For Executive Scheme grants made in 2007/08 and thereafter, performance conditions only apply to executive directors.

Under IFRS 2 ‘Share-based payment’ these awards are treated as equity awards, and for the 52 weeks ended 28 January 2006 under APB 25 and SFAS 123 ‘Accounting for stock-based compensation’ were also treated as equity awards under US GAAP. These equity awards are measured at fair value at the date of grant and are not remeasured. On the application of SFAS 123(R), the condition above is not regarded as a performance condition as the performance target is set by reference to an index, rather than being fixed at the date of the award. As the condition is not a service or market condition, the options are accounted for as liabilities under US GAAP from 29 January 2006. The Group measures the share based payment for these awards at fair value, which is revalued at each reporting date until the criteria have been satisfied and the amounts are reclassified to equity. These movements in fair value result in the reconciling item between IFRS and US GAAP.

(e) Employers’ payroll taxes in respect of share-based payment
Under IFRS the employers’ social security liability arising from share-based payment transactions is recognised over the same period or periods as the share-based payment charge. Under US GAAP, employers’ payroll taxes due on the exercise of share options are recognised as an expense when the liability arises, which is generally the option exercise date.

(f) Returns provision
Under UK GAAP the Group did not record a reserve for sales returns as the financial statement impact was not material. The Group revised this policy on the adoption of IFRS, and now recognises such a provision. For the purposes of US GAAP reporting the impact on net assets of this change in policy was charged as an expense in the US GAAP income statement for 2005/06. The Group does not believe the impact of the change is material quantitatively or qualitatively to the financial statements.

(g) Asset retirement obligations
Where quantifiable, the discounted cost of decommissioning assets installed in leasehold premises is included in the cost of the asset and appropriate decommissioning provisions are recognised. Prior to 2005/06 a provision for decommissioning assets was not material quantitatively or qualitatively to the financial statements. As of 29 January 2006, this is consistent under both IFRS and US GAAP.

(h) Revaluation of properties
Under IFRS, properties may be restated on the basis of appraised values in consolidated accounts prepared in all other respects in accordance with the historical cost convention. Increases in value are credited directly to the revaluation reserve. When revalued properties are sold the gain or loss on sale is calculated based on revalued carrying amounts. Under US GAAP, properties are only revalued if an impairment is deemed to have occurred. Upward revaluations are not permitted.

(i) Depreciation of properties
Prior to the adoption of FRS 15 ‘Tangible fixed assets’ (“FRS 15”) effective 29 January 2000, the buildings element of certain freehold and long leasehold properties was not depreciated under UK GAAP. Subsequent to that date, under UK GAAP and IFRS such property is depreciated, consistent with the requirements of US GAAP. The net difference arising between IFRS and US GAAP therefore represents the impact of depreciation charges applied under US GAAP prior to the adoption of FRS 15.

(j) Derivatives
Under IFRS the fair value of a cash flow hedge on inventory purchases is recorded as a reduction to the inventory. Under US GAAP, the fair value of cash flow hedges is recorded in accumulated other comprehensive income and released to cost of sales when the associated inventory is sold. Prior to 2007/08 the impact of this adjustment was not material quantitatively or qualitatively to the financial statements.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	117

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Financial statements

Notes to the accounts (continued)

Effect on profit for the financial period of differences between IFRS and US GAAP

	52 weeks ended	53 weeks ended	52 weeks ended
	2 February 2008	3 February 2007	28 January 2006	Note
	$m	$m	$m	reference

Profit for the financial period in accordance with IFRS	215.2	266.0	235.4

Sale and leaseback transactions	1.5	1.5	1.5	b
Pensions	(2.8)	(4.5)	(3.2)	c
Share-based payment	3.8	(4.5)	7.9	d
Depreciation of revalued properties	0.2	–	–	i
Returns provisions	–	–	(10.8)	f
Asset retirement obligations	–	–	(1.8)	g
Taxation on reconciling items	1.9	0.2	9.0

US GAAP adjustments before change in accounting principle	4.6	(7.3)	2.6
Cumulative effect of change in accounting principle	–	(6.0)	–

Profit attributable to equity holders of the Company in accordance with US GAAP	219.8	252.7	238.0

Basic earnings per share in accordance with US GAAP:	12.9c	14.6c	13.7c
Diluted earnings per share in accordance with US GAAP:	12.8c	14.3c	13.7c
Weighted average number of shares outstanding (million) – basic	1,703.8	1,727.6	1,736.6
Weighted average number of shares outstanding (million) – diluted	1,721.4	1,765.1	1,739.9

Effect on funds attributable to equity holders of the Company of differences between IFRS and US GAAP

	2 February 2008	3 February 2007	Note
	$m	$m	reference

Funds attributable to equity holders of the Company in accordance with IFRS	1,806.1	1,746.0

Goodwill in respect of acquisitions (gross)	876.1	876.1	a
Accumulated goodwill amortisation	(350.7)	(350.7)	a
Sale and leaseback transactions	(10.7)	(12.2)	b
Pensions	–	–	c
Depreciation of properties	(4.7)	(4.9)	h, i
Revaluation of properties	(8.5)	(8.5)	h
Share-based payment	(1.5)	(21.3)	d
Derivatives	8.1	–	j
Taxation on reconciling items	7.0	3.4

US GAAP adjustments	515.1	481.9

Funds attributable to equity holders of the Company in accordance with US GAAP	2,321.2	2,227.9

Reconciliation of funds attributable to equity holders of the Company in accordance with US GAAP

Funds attributable to equity holders of the Company at beginning of period	2,227.9	2,062.9
Adoption of SFAS 123(R)	–	(5.3)

	2,227.9	2,057.6
Retained profit attributable to equity holders of the Company	219.8	252.7
Purchase/issue of shares (net)	(23.5)	(55.7)
Increase in additional paid-in capital	18.5	2.3
Dividends paid	(123.9)	(108.7)
Other comprehensive income	2.6	39.3
Translation differences	(0.2)	71.9

	2,321.2	2,259.4
Adoption of SFAS 158	–	(31.5)

Funds attributable to equity holders of the Company at end of period	2,321.2	2,227.9

118	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Supplemental discussion of presentational differences

Income statement

Cost of sales
Under IFRS, selling costs have been included in cost of sales. Under US GAAP, gross profit is determined before deducting selling costs, as they are not included in cost of sales. Selling costs which have been included under IFRS for the 52 weeks ended 2 February 2008 were $850.2 million (53 weeks ended 3 February 2007: $826.1 million; 52 weeks ended 28 January 2006: $750.1 million).

Pension accounting
The IFRS defined benefit pension charge includes net finance credits of $4.8 million for the 52 weeks ended 2 February 2008 (53 weeks ended 3 February 2007: $2.1 million; 52 weeks ended 28 January 2006; $2.2 million) that would be recognised as a credit to operating profit under US GAAP.

Balance sheet

Deferred taxes
Under IFRS, the Group must disclose the gross deferred tax assets and liabilities as non-current. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current, depending on the items to which they relate, disclosed separately and presented on a net basis, by tax jurisdiction.

Goodwill
US GAAP requires goodwill to be shown separately on the face of the balance sheet.

Trade and other receivables
Trade and other receivables are shown separately on the face of the balance sheet under Article 5 of Regulation S-X of the Securities and Exchange Commission (“SEC”).

Trade and other payables
Trade and other payables are shown separately on the face of the balance sheet under Article 5 of Regulation S-X of the SEC.

Securitised customer receivables
At 28 January 2006, under IFRS, securitised US receivables of $251.0 million were included within trade debtors and bank loans, as the related financing was of a revolving nature and therefore not considered to be an outright sale of such accounts receivable.

Under US GAAP these amounts qualified for off-balance sheet treatment. This was because the receivables were first sold to a special purpose entity, Sterling Jewellers Receivables Corporation, which then sold on the receivables to a qualifying special purpose unconsolidated trust, Sterling Jewellers Receivables Master Note Trust. The trust was legally isolated from the Group; the majority of the interest in the US receivables portfolio held by the trust were principally sold on to institutional investors in the form of fixed-rate investor certificates; and the Group did not maintain control over the receivables portfolio transferred to the trust.

This securitisation of US customer receivables ended on 6 November 2006 and as at 2 February 2008 all US customer receivables are included within trade debtors under IFRS and US GAAP. The Group received servicing fees of $nil (2007; $4.9 million; 2006: $5.6 million) which offset its costs of fulfilling its servicing responsibilities to the trust.

Earnings per share
For US GAAP purposes, the calculation of fully diluted EPS for the 52 weeks ended 2 February 2008 excludes options to purchase 33,793,507 shares (2007: 17,846,848 shares; 2006: 26,826,235 shares), on the basis that their effect on basic EPS was anti-dilutive.

Goodwill and other intangible assets, net
At 2 February 2008 the Group has goodwill on its balance sheet under US GAAP of $408.0 million relating to the US and $148.0 million relating to the UK. The reporting units for the purpose of goodwill impairment testing are the US and UK operating segments. In 2007/08, 2006/07 and 2005/06, the Group performed the required impairment tests of goodwill and determined that there was no impairment.

Employee share schemes
The following tables summarise the information used to calculate the fair value charge for share options accounted for as liability awards under SFAS 123(R) as at 2 February 2008 and 3 February 2007:

	Executive schemes(1)		LTIPs(1)

	As at	As at	As at	As at
	2 February	3 February	2 February	3 February
	2008	2007	2008	2007

Share price	107p	122p	75p	122p
Exercise price	95p	106p	nil	nil
Risk free interest rate	3.97%	5.07%	3.41%	4.88%
Expected life of options	2.9 years	2.1 years	2.0 years	2.1 years
Expected volatility	28%	28%	28%	28%
Dividend yield	3.4%	3.0%	3.6%	3.0%
Fair value	40c	69c	143c	229c

(1)	Weighted Average

Signet Group plc Annual Report & Accounts year ended 2 February 2008	119

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Financial statements

Notes to the accounts (continued)

Employee share schemes
Upon adoption of FAS 123(R), the liabilities were recognised at fair value. This resulted in the recognition of a cumulative effect of change in accounting principle by $6.0 million at 29 January 2006. The Group recognised a total share-based payment credit of $3.4 million in the financial period ended 2 February 2008 (2007: $17.2 million charge; 2006: $0.2 million charge).

The following table shows the comparision of compensation expense recognised under APB 25 against fair value for the 52 weeks ended 28 January 2006:

2006
$m

Net income in accordance with US GAAP:
As reported	238.0
Add: stock-based employee compensation expense	0.7
Deduct: stock-based employee compensation expense determined under fair value method for all awards – net of tax	(4.5)

234.2

Post employment benefits The following tables show information concerning the Group Scheme:

	2008	2007
	$m	$m

Change in Scheme assets:
Fair value at beginning of the year	261.6	223.6
Actual return on Scheme assets	(11.8)	12.7
Employer contributions	7.2	6.8
Members’ contributions	0.9	0.9
Benefits paid	(9.9)	(8.1)
Foreign currency changes	0.1	25.7

Fair value of Scheme assets at end of year	248.1	261.6

Change in benefit obligation:
Benefit obligation at beginning of the year	257.9	251.0
Service cost	8.0	7.5
Past service cost	–	0.2
Interest cost	13.4	12.5
Members’ contributions	0.9	0.9
Actuarial gain	(16.6)	(33.4)
Benefits paid	(9.9)	(8.1)
Foreign currency changes	–	27.3

Benefit obligation at end of year	253.7	257.9

Funded status – at end of year:
Amounts recognised in the statement of financial position
Non current assets	–	3.7
Non current liabilities	(5.6)	–

Net amount recognised in the statement of financial position	(5.6)	3.7

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income
Prior service cost	8.2	9.4
Accumulated loss	51.2	37.9

Accumulated other comprehensive loss	59.4	47.3

120	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

The components of net periodic pension cost and other amounts recognised in other comprehensive income for the Group Scheme are as follows:

	2008	2007	2006
	$m	$m	$m

Components of net periodic benefits cost:
Service cost	8.0	7.5	6.5
Interest cost	13.4	12.5	10.1
Expected return on Group Scheme assets	(19.1)	(15.4)	(13.1)
Amortisation of unrecognised prior service cost	1.2	1.1	1.1
Amortisation of unrecognised actuarial loss	0.9	3.3	1.6

Net periodic benefit cost	4.4	9.0	6.2
Other changes in scheme assets and benefit obligations recognised in other comprehensive income	12.3	(53.0)	50.8

Total recognised in net periodic benefit cost and other comprehensive income	16.7	(44.0)	57.0

Amount recognised in the statement of financial position upon application of SFAS 158:

	2007 before	Incremental	2007 after
	adoption of	effect of	adoption of
	FAS 158	FAS 158	FAS 158
	$m	$m	$m

Prepaid benefit cost	51.0	(51.0)	–
Pension asset - funded status	–	3.7	3.7

	51.0	(47.3)	3.7
Deferred income taxes	(15.3)	14.2	(1.1)

	35.7	(33.1)	2.6

	2008	2007

Assumptions used to determine benefit obligations (at the end of the year):
Discount rate	5.90%	5.20%
Salary increases	5.00%	4.60%

Assumptions used to determine net periodic pension costs (at the start of the year):

Discount rate	5.20%	4.75%
Expected return on scheme assets	7.20%	6.50%
Salary increases	4.60%	4.30%

The composition of the assets in the Group Scheme was as follows:

	2008	2007

Equities	65%	74%
Bonds	29%	24%
Property	5%	–
Cash	1%	2%

Total	100%	100%

The long term target allocation for the Group Scheme’s assets is equities 68%, bonds 27% and property 5%.

See note 21 for further information on the Group’s pension plans.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	121

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Financial statements

Notes to the accounts (continued)

New US accounting standards adopted
FIN 48
On 3 February 2007 the Group adopted FIN 48, ‘Accounting for uncertainty in income taxes – an interpretation of FASB statement no. 109’. The interpretation establishes a two-step approach for recognising and measuring tax benefits, with tax positions only being recognised when considered to be more likely than not sustained upon examination by the taxing authority. The provisions of FIN 48 have been applied to all tax positions on adoption of this interpretation. There was no cumulative effect adjustment to the opening balance of retained earnings arising as a result of the adoption of FIN 48 and no adjustments have been made to the other components of equity or net assets in the statement of financial position.

New accounting standards to be adopted in future periods
SFAS 157
In September 2006 the FASB issued SFAS 157, ‘Fair Value Measurements’ (“SFAS 157”), which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after 15 November 2007, and for interim periods within those fiscal years; SFAS 157 will therefore be applicable for the Group’s fiscal year commencing 3 February 2008. In November 2007, the FASB agreed to defer the effective date of Statement 157 for all non financial assets and liabilities by one year. The Group is currently reviewing the impact of the adoption of SFAS 157 on its financial statements.

SFAS 159
On 15 February 2007 the FASB issued SFAS 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115’ (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealised gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for fiscal years beginning after 15 November 2007 and for interim periods within those fiscal years. The Group is currently reviewing the impact of the adoption of SFAS 159 on its financial statements.

SFAS 160
In December 2007, the FASB issued SFAS 160, ‘Non controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51’ (‘‘SFAS 160’’). SFAS 160 establishes new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non controlling interest. SFAS 160 is effective for fiscal years, and interim periods, beginning on or after 15 December 2008. The Group is currently reviewing the impact of the adoption of SFAS 160 on its financial statements.

SFAS 141(R)
In December 2007, the FASB issued SFAS 141 (Revised 2007),’ Business Combinations’ (‘‘SFAS 141(R)’’). Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after 15 December 2008. The Group is currently reviewing the impact of the adoption of SFAS 141(R) on its financial statements.

SFAS 161
In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008.

122	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

Company information

Signet Group plc balance sheet	2 February 2008	3 February 2007(1)
	$m	$m	Notes
		(restated)(2)

Fixed assets:
Investments	1,534.9	1,535.1	(j)

	1,534.9	1,535.1

Current assets
Debtors	1,228.7	1,630.4	(c)
Cash at bank and in hand	21.2	109.9	(d)

	1,249.9	1,740.3
Creditors: amounts falling due within one year	(639.0)	(1,229.7)	(e)

Net current assets	610.9	510.6

Total assets less current liabilities	2,145.8	2,045.7
Creditors: amounts falling due after more than one year	(383.2)	(380.0)	(f)

Net assets	1,762.6	1,665.7

Equity:
Capital and reserves
Share capital	15.4	14.0	22
Share premium	140.2	134.7	(g)
Capital redemption reserve	0.4	0.3	(g)
Special reserve	926.8	926.8	(g)
Retained earnings	679.8	589.9	(g)

Shareholders’ funds	1,762.6	1,665.7

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007. See Note (a)(i) on page 124.

(2)	See Note (a) on page 124.

These accounts were approved by the Board of Directors on 9 April 2008, and were signed on its behalf by:

Terry Burman Director

Walker Boyd Director

Signet Group plc Annual Report & Accounts year ended 2 February 2008	123

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Financial statements

Company information (continued)

Notes to the Company accounts
(a) Principal accounting policies
The Company accounts of Signet Group plc are prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”). The following accounting policies are applied consistently in dealing with items which are considered material in relation to the accounts of the Company.

The Company operates a number of share-based payment incentive schemes and has applied the requirements of UITF 41 for the first time in these financial statements. UITF 41 requires that where the Company’s shares, or options over the Company’s shares, are granted to Group employees, an increase should be recorded in the cost of investment in the subsidiary in which the employees are employed, with a corresponding increase in shareholders’ equity. This increase is measured at the fair value of the share or share option at the date of grant, and is recognised on a straight-line basis over the vesting period of the award. The Company adopted the transitional arrangements so that UITF 41 was applied retrospectively to all options granted but not fully vested at 29 January 2005. Any payments received from the Company’s subsidiaries in respect of share-based payments result in an adjustment to reduce the cost of investment. The adoption of UITF 41 necessitated a prior year adjustment, which increased shareholders’ funds at 3 February 2007 by $24.5 million. There was no impact on the Company’s profit and loss account for the period ended 2 February 2008.

(i) Basis of preparation
The Company accounts have been prepared in accordance with applicable UK law and accounting standards and under the historical cost convention except for derivative financial instruments which are stated at fair value.

In accordance with section 230 of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account.

These Company acounts are presented in US dollars following a change in the Company’s presentational currency from UK pounds to US dollars with effect from 5 February 2007. In addition, on 5 February 2007 the Company redenominated its share capital into US dollars and will retain distributable reserves and declare dividends in US dollars. As a result, the functional currency of the Company has changed from UK pounds to US dollars. Financial information for prior periods has been restated from UK pounds to the new presentational currency, US dollars.

(ii) Foreign currency translation
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

The Company has taken the exemptions granted by paragraph 3(c) of FRS 8 ‘related party disclosures’, not to disclose transactions with companies within the Group.

(iii) Shares in subsidiary undertakings
Shares in subsidiary undertakings are stated at cost, less amounts written off for any impairment in value.

(iv) Taxation
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case the related tax impact is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided on all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except as otherwise required by FRS 19 ‘Deferred tax’. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred tax.

(v) Employee benefits
The Company participates in a defined benefit pension scheme (“the Group Scheme”) in the UK which ceased to admit new employees from April 2004. The Group Scheme, covering two of the executive directors and participating eligible employees in the UK, provides benefits based on members’ salaries at retirement. The Group Scheme’s assets are held by the trustees and are completely separate from those of the Group.

The Company is unable to identify its share of underlying assets and liabilities of the Group Scheme on a consistent and reasonable basis and therefore, as required by FRS 17 ‘Retirement benefits’, accounts for these as if it were a defined contribution scheme. As a result,

124	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

the amount charged to the profit and loss account represents the contributions payable to the Group Scheme in respect of the accounting period. For details of the Group Scheme see note 21 on page 104.

Where appropriate, supplementary pensions and life assurance benefits for UK directors and senior executives were, until 5 April 2006, provided through the Signet Group Funded Unapproved Retirement Benefits Scheme (“FURBS”) and were charged to the profit and loss account as incurred. The FURBS has now been closed and in substitution a supplement is now paid directly to the members.

The Company has issued shares to employees to satisfy the exercise of employee share options. Full details of shares issued to the ESOT and employees are disclosed in note 27 on page 113.

(vi) Financial instruments
Changes in the fair value of financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. Any ineffective portion of the gain or loss is recognised immediately in the profit and loss account. For cash flow hedges that result in the recognition of a non-financial asset or liability, amounts previously deferred in equity are included in the measurement of the asset or liability. For cash flow hedges that result in the recognition of a financial asset or liability, amounts previously recognised in equity are recognised in the profit and loss account in the same period in which the hedged item affects net profit or loss. The Company applies the hedge accounting provisions of FRS 26 ‘Financial instruments’ as they relate to forward currency and commodity contracts in order to minimise future volatility.

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the profit and loss account. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the item being hedged.

Financial Reporting Standard 29 “Financial Instruments: Disclosures” (“FRS 29”) sets out the requirements for the presentation of, and disclosures relating to, financial instruments and replaces the requirements of FRS 25 “Financial Instruments: Disclosure and Presentation”. The Company is exempt from the requirements of FRS 29 as the financial statements for the Group include disclosures that comply with IFRS 7, the equivalent International Financial Reporting Standard.

(vii) Cash at bank and in hand
Cash at bank and in hand includes money market deposits and amounts placed with external fund managers with an original maturity of three months or less, and is carried at cost which approximates to fair value. For the purpose of these financial statements, bank overdrafts are included in ‘Creditors: amounts falling due within one year’.

(viii) Borrowings
Borrowings comprise interest bearing bank loans, private placement loan notes and bank overdrafts and are recorded at the proceeds received net of any transaction costs incurred. Interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

(ix) Share capital
When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded in the share premium reserve.

The cost of own shares purchased to satisfy the exercise of employee share options is charged to total equity and the proceeds of their reissue are credited to total equity.

(x) Dividends
Dividends are only provided for in the period in which they are formally approved.

(b) Profit for the financial period
The profit attributable to shareholders dealt with in the accounts of the Company is $240.5 million (2007: $207.0 million). The profit is stated after foreign exchange losses of $0.5 million (2007: $6.0 million).

Audit and non-audit fees are disclosed in note 3 on page 92. Walker Boyd has a contract of employment with Signet Group plc. Details of directors’ remuneration are given in the Directors’ remuneration report on pages 67 to 79.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	125

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Financial statements

Company information (continued)

(c) Debtors

	2008	2007
	$m	$m

Debtors recoverable within one year – amounts owed by subsidiary undertakings	1,216.9	1,622.1
Derivative fair values	11.8	8.3

	1,228.7	1,630.4

The directors consider that the carrying value of receivables approximates to their fair value. The carrying value of trade and other receivables is the maximum exposure to credit risk.

(d) Cash at bank and in hand

	2008	2007
	$m	$m

Bank deposits	21.2	109.9

(e) Creditors: amounts falling due within one year

	2008	2007
	$m	$m

Bank overdrafts	21.4	15.6
Amounts owed to subsidiary undertakings	589.5	1,193.2
Derivative fair values	1.9	0.8
Corporation tax	10.3	13.0
Accruals and deferred income	15.9	7.1

	639.0	1,229.7

The number of days’ purchases outstanding at 2 February 2008 was nil. The directors consider that the carrying value of payables approximate to their fair value. Details of derivative assets and liabilities are given in note 26 on page 112.

126	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Financial statements

(f) Creditors: amounts falling due after more than one year

	2008	2007
	$m	$m

US Private Placement	380.0	380.0
Deferred taxation	3.2	–

	383.2	380.0

Details of the Private Placement are given in note 18 on page 101.

(g) Share premium and reserves

				Retained earnings

	Share	Capital
	premium	redemption	Special	Purchase of	Hedging	Translation	Profit and
	account	reserve	reserve	own shares	reserve	reserve	loss account
	$m	$m	$m	$m	$m	$m	$m

At 3 February 2007	134.7	0.3	926.8	(13.3)	5.1	291.5	282.1
Prior year adjustment – UITF 41	–	–	–	–	–	–	24.5

At 3 February 2007 (restated)	134.7	0.3	926.8	(13.3)	5.1	291.5	306.6
Exchange on redenomination of share capital	(1.4)	–	–	–	–	–	–
Profit for the period attributable to equity
shareholders	–	–	–	–	–	–	240.5
Effective portion of changes in fair value of
cash flow hedges net of recycling	–	–	–	–	3.1	–	–
Translation differences	–	–	–	–	–	–	–
Dividends	–	–	–	–	–	–	(123.9)
Equity settled transactions	–	–	–	–	–	–	(0.2)
Share options exercised	6.5	–	–	2.5	–	–	(3.1)
Purchase of own shares	–	0.1	–	–	–	–	(29.0)
Shares issued to ESOTs	0.4	–	–	–	–	–	–

At 2 February 2008	140.2	0.4	926.8	(10.8)	8.2	291.5	390.9

Details of each of the reserves are given in note 23 on page 110.

(h) Commitments
The Company does not occupy any property or hold any plant, machinery and vehicles under operating leases.

Capital commitments at 2 February 2008 for which no provision has been made in these accounts were as follows:

	2008	2007
	$m	$m

Contracted	–	–

Signet Group plc Annual Report & Accounts year ended 2 February 2008	127

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Financial statements

Company information (continued)

(i) Contingent liabilities
The Company is not party to any legal proceedings considered to be material to its profit, financial position or cash flow including any bankruptcy, receivership or similar proceedings involving the Company or any of its significant subsidiaries. No director, officer or affiliate of the Company or any associate of any such director, officer or affiliate has been a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company has assigned or sub-let UK property leases in the normal course of business. Should the assignees or sub-tenants fail to fulfil any obligations in respect of these leases, the Company may be liable for those defaults. The number of such claims arising to date has been small and the liability, which is charged to the profit and loss account as it arises, has not been material.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The outstanding indebtedness on such accounts at 2 February 2008 was $2.5 million (3 February 2007: $0.1 million).

(j) Investments

Total
(restated)(1)
$m

At 3 February 2007	1,535.1
Movement	(0.2)

At 2 February 2008	1,534.9

(1)	See Note (a) on page 124.

A list of the principal subsidiaries is given in note 28 on page 115.

128	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Shareholder information

Shareholder information

History
Signet Group plc, an English public limited company, has operations in the US and the UK and in 2007/08 the geographic split of revenue and profit was approximately 75% and 25% respectively. The Company was incorporated in England and Wales on 27 January 1950 under the name Ratners (Jewellers) Limited. The name of the Company was changed on 10 December 1981 to Ratners (Jewellers) Public Limited Company, on 9 February 1987 to Ratners Group plc

and on 10 September 1993 to Signet Group plc and the Company is governed by the Companies Acts 1985 and 2006.

The Company’s Memorandum and Articles of Association, which were adopted on 8 June 2007, are available on the Group’s website. The Company’s registered number is 477692. The Company’s registered office is 15 Golden Square, London W1F 9JG.

Significant events that have occurred in the last five years are detailed below:

9 Jan 2003	Robert Anderson was appointed as Chief Executive of the UK division.

1 Sept 2003	Dale Hilpert was appointed to the Board as a non-executive director.

8 Jan 2004	Lee Abraham retired from the Board as a non-executive director.

28 Sept 2004	The Group entered into a $390 million unsecured multi-currency five year revolving credit facility agreement. This replaced the $410 million facility that was due to expire in August 2006. The terms of this agreement were broadly similar to those of the facility being replaced.

8 Oct 2004	The Group announced a change in its American Depositary Share Ratio from 30:1 to 10:1 to become effective from 18 October 2004.

18 Oct 2004	The Group announced its intention to list its ADSs on the NYSE from 16 November 2004, under the ticker symbol SIG.
It was confirmed that the ADS ratio change had become effective on 18 October and that Deutsche Bank had recently been appointed as the depositary bank for Signet’s ADSs.

1 Nov 2004	Robert Walker was appointed to the Board as a non-executive director.

6 April 2005	James McAdam announced his intention to retire from the Board no later than at the conclusion of the annual general meeting on 9 June 2006. Robert Anderson was appointed to the Board.

7 Sept 2005	H. Samuel launched online shopping at its website www.hsamuel.co.uk.

28 Nov 2005	Malcolm Williamson was appointed to the Board as a non-executive director.

12 Jan 2006	Mark Light was appointed Chief Executive of the US Division and to the Board.

30 March 2006	The Group entered into a $380 million US Private Placement Note Term Series Purchase Agreement, funding date 23 May 2006, to refinance the maturing securitisation programme and for general corporate purposes.

5 April 2006	The Group announced the appointment of Malcolm Williamson as Chairman with effect from the annual general meeting on 9 June 2006 subject to his election as a director at that annual general meeting.

9 June 2006	James McAdam retired from the Board and Malcolm Williamson was appointed as Chairman.

17 July 2006	The Group announced that it was commencing a buyback of up to £50 million of its ordinary shares. The shares would either be cancelled or held in treasury.

5 Sept 2006	Kay launched online shopping at its website www.kay.com

14 Sept 2006	Ernest Jones launched online shopping at its website www.ernestjones.co.uk

5 February 2007	The Group redenominated its share capital in US dollars. The nominal value of an ordinary share changed from 0.5 pence to 0.9 cents per share.

26 October 2007	The Group entered into a 364 day $200 million asset backed variable funding note conduit securitisation facility for general corporate purposes.

9 January 2008	Lesley Knox was appointed to the Board as a non-executive director.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	129

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Shareholder information

Shareholder information (continued)

Nature of trading market

The shares of the Company are traded on the London Stock Exchange (symbol: SIG) and the American Depositary Shares (“ADSs”) representing the shares are quoted on the NYSE (symbol: SIG). Prior to 16 November 2004 the ADSs were traded on the Nasdaq (symbol: SIGY). The ADSs are evidenced by ADRs issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) and the holders from time to time of the ADRs.

Each ADS represents ten shares. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1.

The table below sets out, for the calendar years and quarters indicated, (i) the reported high and low middle market quotations for the shares of the Company based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low closing sales prices of the ADSs on the Nasdaq or the NYSE, as applicable, as reported by Datastream.

At 8 April 2008, 41,057 shares and 8,167,764 ADSs (representing 81,677,640 shares) were held of record in the US. These shares collectively represented approximately 4.79% of the total numbers of shares outstanding. Since certain of the shares and ADSs are held by brokers or other nominees, the number of record holders in the US is not representative of the number of beneficial holders or of where the beneficial holders are resident.

		London Stock Exchange				Nasdaq/NYSE
		pence per share				US dollars per ADS

		High		Low		High		Low

Calendar 2002(1)		132	1/4	65		19	1/4	10	1/4

Calendar 2003(1)		114	1/2	66		19	7/8	10	3/4

Calendar 2004(1)		119	3/4	93		22	1/4	17	1/4

Calendar 2005		117	3/4	93	1/4	22		16	7/8

Calendar 2006
First quarter		110	1/4	99	3/4	20		17	1/2
Second quarter		112	1/2	92	1/4	19	7/8	17
Third quarter		116	3/4	94	1/4	22	1/4	17	1/4
Fourth quarter		127		110		24	1/4	20	3/4

Calendar 2007
First quarter		125	1/2	114	1/2	25		22
Second quarter		126	3/4	103		25	3/4	20	1/2
Third quarter	– July	108	3/4	96	1/2	22	1/2	19	3/4
	– August	103	1/4	93	1/2	21	1/4	18	3/4
	– Sept	95		82		19	1/2	16	1/2
Fourth quarter	– Oct	95	1/2	84		19	3/4	17	1/4
	– Nov	89	3/4	62	1/2	19		12	1/2
	– Dec	71	3/4	62	3/4	14	1/2	12	3/4

Calendar 2008
First quarter	– Jan	72	1/4	54	1/4	14	1/4	11
	– Feb	71		61	1/4	14	1/2	12	1/4
	– Mar	65	1/2	50		12	1/2	10
	– (up to 8 April)	64	1/4	61	1/2	12	1/3	12

(1)	Following the change in the ADS ratio from thirty ordinary shares per ADS to ten ordinary shares per ADS on 18 October 2004, prior figures have been restated.

130	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Shareholder information

Information on share buyback programme
Pursuant to approval given by shareholders at the annual general meeting held on 8 June 2007, as at 2 February 2008 the Company retains the authority to purchase a further 170,345,896 of its own shares up to the end of the annual general meeting to be held on 6 June 2008. On 19 July 2006, the Company announced its plans to buyback £50 million of its own shares, and this programme was substantially completed during the year.

			Total cost of
		Average price	purchasing
	No of shares	paid per share	shares
	purchased	pence	$m

February 2007	4,730,000	122.4	11.2
March 2007	5,425,000	119.4	12.8
April 2007	2,050,000	123.1	5.0

Total	12,205,000	121.2	29.0

Dividends
Under English law, dividends can only be paid out of profits available for distribution (generally defined as accumulated realised profits less accumulated realised losses less unrealised losses) and not out of share capital or share premiums (generally equivalent in US terms to paid-in surplus). At 2 February 2008, after taking into account the subsequently recommended final dividend of 6.317 cents per share, the holding company had a distributable reserves balance of $283.2 million (3 February 2007: £199.0 million).

In order to make further distributions in excess of this figure, the holding company would first need to receive dividends from its subsidiaries. In addition to restrictions imposed at the time of the 1997 capital reduction on the distribution of dividends received from subsidiaries, the payments of dividends from other tax jurisdictions, such as the US, may not be tax efficient. Furthermore, there may be other reasons why dividends may not be paid by subsidiaries to the holding company.

If resolved by the Board (and, in the case of a final dividend, if declared in general meeting) dividends are paid to holders of shares as at record dates that are decided by the Board.

Substantial shareholdings and control of the Company
So far as the Company is aware, it is neither directly nor indirectly owned by or controlled by one or more corporations or by any government.

As at 8 April 2008 the interests in the issued shares set out in the table on page 132 had been notified to the Company in accordance with sections 791 to 828 of the Companies Act 2006 (“2006 Act”) (including interests represented by the ADSs) and with the provisions of the Disclosure and Transparency Rules (“DTR 5”) that were brought into effect on 20 January 2007. Under the 2006 Act shareholders were obliged to notify the Company of their interests in such shares if they held 3.0% or more beneficially or 10.0% or more in the case of certain shareholders, such as investment managers. Under DTR 5 notification is based on direct or indirect control of voting rights attached to shares rather than the ‘interests in shares’ test set out in section 791. The disclosure threshold for a UK incorporated company remains the same at 3.0%, and then at each 1.0% change thereafter.

The Company’s major shareholders as listed in the table on page 132 do not have different voting rights per share than other holders of the Company’s shares.

The following shareholders had significant changes in their percentage ownership of the Company’s issued share capital since 31 January 2005. This is based on disclosure made in the accounts for each of the three years since 31 January 2005 and notification received by the Company.

•	The Capital Group Companies, Inc. had a beneficial holding of 12.97% on 6 April 2005, 11.98% on 5 April 2006 and 9.5% on 17 April 2007, and as stated in the table on page 132, 9.62% on 8 April 2008.

•	FMR Corp. and Fidelity International Limited had a non-beneficial holding of 5.98% on 6 April 2005 and fell below 3.0% on 12 January 2006.

•	Legal & General Investment Management Limited had a beneficial holding of 3.1% on 6 April 2005, 3.1% on 5 April 2006 and, 3.1% on 17 April 2007, and as stated in the table on page 132, 4.78% on 8 April 2008.

•	Harris Associates L.P. had a beneficial holding of 6.03% on 6 April 2005, 10.02% on 5 April 2006 and 12.0% on 17 April 2007, and as stated in the table on page 132, 17.83% on 8 April 2008.

•	Schroder Investment Management Limited had a non-beneficial holding of below 10.0% on 10 March 2005. On 17 April 2007 they had a non-beneficial holding of 6.4% and fell below 3% on 5 February 2008.

•	Aviva plc and Morley Fund Management Limited had a beneficial holding of 3.12% on 6 April 2005 and fell below 3.0% on 24 May 2005.

•	Lloyds TSB Group Plc had a beneficial holding of 3.11% on 6 April 2005, 3.94% on 5 April 2006 and fell below 3.0% on 24 October 2006.

•	Sprucegrove Investment Management Ltd had a non-beneficial holding of 3.1% on 5 December 2005, 3.1% on 5 April 2006 and 4.2% on 17 April 2007, and as stated in the table on page 132, 6.68% on 8 April 2008.

•	Baillie Gifford & Co had a beneficial holding of 5.9% on 17 April 2007 and fell below 3% on 28 November 2007.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	131

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Shareholder information

Shareholder information (continued)

Substantial shareholdings notified to the Company up to 8 April 2008

		Percentage of
		issued shares at
	Number of	date of
	shares	notification

Harris Associates L.P.	304,120,059	17.83
The Capital Group Companies, Inc.(1)	164,074,935	9.62
Sprucegrove Investment Management Ltd	113,896,205	6.68
Artisan Partners Limited Partnership	90,107,086	5.28
BriTel Fund Trustees Ltd	85,667,185	5.02
Legal & General Investment Management Limited	81,535,937	4.78
Sanderson Asset Management Ltd	71,694,426	4.20
First Pacific Advisors LLC	70,896,000	4.16

(1)	Includes interest of Capital International Limited in 110,536,439 of such shares, notified on their behalf by the Capital Group Companies, Inc.

•	BriTel Fund Trustees Ltd had a beneficial holding of 3.10% on 6 October 2006 3.7% on 17 April 2007, and as stated in the table above, 5.02% on 8 April 2008.

•	Artisan Partners Limited Partnership had a non-beneficial holding of 5.28% on 8 April 2008, as stated in the table above.

•	Sanderson Asset Management Limited had a non-beneficial holding of 4.20% on 8 April 2008, as stated in the table above.

•	First Pacific Advisors LLC had a beneficial holding of 4.16% on 8 April 2008, as stated in the table above.

At 8 April 2008, the total amount of the Company’s voting securities owned by directors of the Company as a group was 1,771,323 all of which securities were shares.

The Company does not know of any arrangement the operation of which might result in a change of control of the Company.

Exchange controls and other limitations affecting security holders
There are currently no UK laws, decrees or regulations restricting the import or export of capital or (save as to taxation) affecting the remittance of dividends or other payments to holders of shares or ADSs who are non residents of the UK, subject to a few limited exceptions. Such exceptions apply where there are sanctions or similar orders issued by the United Nations, the European Union or the UK Government.

Subject to those exceptions, under English law and the Company’s Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer shares (or other securities) in the same manner as UK residents or nationals. The Articles of Association provide that a shareholder with a registered address outside the UK is not entitled to receive notice of any general meeting of the Company unless the shareholder has provided the Company with a UK address, or (in the case of any notice issued electronically) an appropriate electronic address, at which notices may be delivered.

Section 992 of the Companies Act 2006 requires the Company to include certain information on its share and control structures in the directors’ report.

The following information, referred to in the Director’s report summarises certain provisions of the Company’s Articles of Association and applicable English Law.

Voting rights
At a general meeting a resolution put to the vote is decided on a show of hands unless a poll is demanded. Subject to any rights or restrictions attaching to their shares, every shareholder who is present in person or by proxy has one vote. On a poll vote every shareholder has one vote for every share he holds. A poll may be demanded by any of the following:

i)	the chairman of the meeting;

ii)	at least three shareholders having the right to vote at the meeting;

iii)	shareholder(s) representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

iv)	shareholder(s) holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Dividend rights
Shareholders (other than holders of the Company’s deferred shares) may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends on shares of any class of such amounts and on such dates and in respect of periods as they think fit.

Holders of the Company’s deferred shares are not entitled to participate in the profits of the Company, participate in any distribution of the Company’s assets on a winding up, or vote at any general meeting.

132	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Shareholder information

Transfer of shares
Shareholders may transfer all or any of their shares, subject to:

(i)	in the case of certificated shares, by an instrument of transfer in writing in any usual form or in another form approved by the Board which must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee, or

(ii)	in the case of uncertificated shares, in accordance with the Uncertificated Securities Regulations 2001, or

(iii)	in the case of an instrument of transfer denominated in sterling and bearing a date on or before 5 February 2007, such transfer shall be a transfer of the same number of shares as specified in such transfer.

The transferor shall remain as the holder of the shares transferred until the name of the transferee is entered into the Company’s register of shareholders in respect of it.

The Board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or the renunciation of a renounceable letter of allotment unless it is:

(i)	in respect of a share which is fully paid up as to the nominal value and any premium;

(ii)	in respect of a share on which the Company has no lien;

(iii)	in respect of only one class of shares;

(iv)	in favour of a single transferee or renounce or not more than four joint transferees or renouncees;

(v)	duly stamped (if required); and

(vi)	delivered for registration to the registered office of the Company.

If the Board refuses to register a transfer or renunciation, it shall, within two months after the date on which the transfer or renunciation was delivered to the Company, send notice of the refusal to the transferee or renouncee. An instrument which the Board refuses to register shall be returned to the person delivering it. All instruments which are registered may be retained by the Company.

The transfer of title to any uncertificated share or the renunciation or transfer of any renounceable right of allotment of a share which is a participating security held in uncertificated form shall only be registered in accordance with the Uncertificated Securities Regulations 2001. No such transfer or renunciation which is in favour of more than four persons jointly shall be registered unless the Board otherwise resolves.

If any such transfer or renunciation is not registered pursuant to the Uncertificated Securities Regulations 2001 or the Company’s Articles, the Company shall, within two months after the date on which the instruction relating to such transfer or renunciation was received by the Company, send notice of the refusal to the transferee or renouncee.

Alteration of share capital
The Company may by ordinary resolution:

(i)	increase its share capital by a sum to be divided into shares of amounts prescribed by the resolution;

(ii)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
(iii)	subject to the Companies Act 2006, sub-divide all or any of its shares into shares of a smaller amount; and

(iv)	cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled, and may by the resolution decide that one or more of the shares resulting from any such division or sub-division may have any preference or other advantage as compared with the others or may be made subject to any restriction as compared with the others.

Subject to the Companies Act 2006 and to any rights attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

Appointment and powers of the Directors
The Company’s Articles of Association provide for a board of Directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three Directors. There shall be no maximum number. Directors may be elected by the shareholders in a general meeting or appointed by the Board of Directors. A Director appointed by the Directors shall retire at the next annual general meeting after his appointment.

At each annual general meeting, any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation and shall be eligible to stand for re-election as a Director at such a meeting, if the Articles allow him to do so.

The Board may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Board may delegate any of its powers, authorities or discretions, for such time and on such terms and conditions as it shall think fit, to a committee consisting of one or more Directors.

The Articles of Association prohibit a Director from voting, or being counted in the quorum in relation to, any resolution of the Board in which the Director has to his knowledge a material interest other than by virtue of his interests in shares in the Company. However, this restriction on voting does not apply to resolutions:

i)	relating to the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of a Group undertaking.

ii)	relating to the giving of any security, guarantee or indemnity in respect of a debt or obligation of a Group undertaking for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security.

iii)	relating to, or in the context of, an offer of securities by a Group undertaking in which he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting or placing of which he is to participate.

iv)	relating to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that compony (or of any

Signet Group plc Annual Report & Accounts year ended 2 February 2008	133

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Shareholder information

Shareholder information (continued)

other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to shareholders of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the Director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the Director is interested only as a unit holder.

v)	relating to an arrangement for the benefit of employees of any Group undertaking which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates, or

vi)	concerning the insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital, subject to the limitation that the aggregate amount of all net external borrowings of the group at any time shall not exceed an amount equal to twice the aggregate of the group’s adjusted capital and reserves calculated in the manner prescribed in the Articles of Association, unless sanctioned by an ordinary resolution of the Company’s shareholders.

Taxation
Taxation for US residents
The following summary sets out the principal US federal and UK tax consequences of the purchase, ownership and disposition of the Company’s shares or ADSs in respect of such shares by a “US holder” (as defined below) and is not intended to be a complete analysis or listing of all the possible tax consequences of such purchase, ownership or disposition.

As used herein, a US holder means a beneficial owner of the Company’s shares or ADSs that is: a citizen or resident of the US; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the US, or any state thereof; an estate whose income is includible in gross income for US federal income tax purposes regardless of its source; or a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or if the trust is subject to a valid election to be taxed as a US resident trust.

This summary deals only with shares and ADSs held as capital assets and does not address any special tax consequences that may be applicable to US holders who are subject to special treatment under the US Internal Revenue Code of 1986, as amended, such as dealers in securities or foreign currency, traders who elect mark-to-market accounting, financial institutions or financial services entities, insurance companies, persons subject to the alternative minimum tax, tax-exempt entities, persons that hold the shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated financial transaction, persons whose functional currency is other than the US dollar, certain expatriates or former long term residents of the US, persons who alone, or together with one or more associated persons, control or controlled (directly, indirectly or constructively) 10% or more of the voting shares of the Company or persons who acquire shares or ADSs as compensation for services.

Prospective investors are advised to consult their tax advisers with respect to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including specifically the consequences under state and local tax laws. The statements regarding US and UK tax laws set out below are based on US federal and UK tax laws and UK HM Revenue & Customs practice in force on the date of this Annual Report and are subject to change. This summary does not address the tax consequences to partnerships, other pass-through entities or persons who hold shares or ADSs through a partnership or other pass-through entity.

US holders of ADSs will be treated as the owners of the underlying shares for purposes of the double taxation conventions relating to income and estate and gift taxes between the US and the UK and for the purposes of the US Internal Revenue Code of 1986, as amended.

In addition, the following summary assumes that US holders are residents of the US for purposes of the current convention relating to income taxes between the US and the UK (“the Convention”) and are entitled to the benefits of the Convention.

Taxation of dividends
Any dividend paid by the Company will generally be included in the gross income of a US holder as dividend income for US federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of such current and accumulated earnings and profits will be applied against and will reduce the US holder’s tax basis in the shares or ADSs and to the extent in excess of such tax basis will be treated as a gain from the sale or exchange of the shares or ADSs.

Following the redenomination of the Company’s share capital on 5 February 2007, dividends are declared in US dollars. Shareholders can elect to receive dividends in US dollars or pounds sterling. The amount of any dividend that the shareholder elects to be paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the day that the dividend is received by the US holder, in the case of shares, or by the Depositary (or its Custodian), in the case of ADSs. This is regardless of whether the dividend payment is later converted into US dollars. Foreign currency exchange gain or loss, if any, realised on a subsequent sale or other disposition of pounds generally will be treated as US source ordinary income or loss to the US holder.

Dividends received on the shares or ADSs generally will be foreign source passive income for US foreign tax credit purposes and generally will not be eligible for the dividends received deduction allowed to US corporations under Section 243 of the US Internal Revenue Code.

A non-corporate US holder’s “qualified dividend income” is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations received in tax years beginning before 1 January 2011 if (a) the shares of such corporation with respect to which such dividend is paid are readily tradeable on an established securities market in the US, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the US that includes an information exchange programme and is determined to be satisfactory to the US Secretary of the Treasury.

134	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Shareholder information

The US Secretary of the Treasury has indicated that the Convention is satisfactory for this purpose, and the Company believes that it is entitled to the benefits of the Convention. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or in the prior year) as a “passive foreign investment company” for US federal income tax purposes. The Company does not believe it is a passive foreign investment company. Accordingly, dividend distributions with respect to the Company’s shares or ADSs should be treated as qualified dividend income and, subject to the US holder’s satisfaction of the requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US holder will not be entitled to the reduced rate: (a) if the US holder has not held the shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; (b) to the extent the US holder is under an obligation to make related payments on substantially similar or related property; or (c) if the US holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the US Internal Revenue Code. Any days during which a US holder has diminished its risk of loss on the shares or ADSs are not counted towards meeting the 61-day holding period required by the statute.

The UK does not currently apply a withholding tax on dividends under its internal laws. If the UK were to impose a withholding tax, as permitted under the Convention, the rate of such withholding tax will not exceed 15% of the dividend paid to a US holder. In such circumstances, subject to applicable limitations, a US holder who was subject to any withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax, against the US holder’s federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above. Special rules apply to foreign tax credits relating to qualified dividend income. US holders should consult their tax advisers as to the method of claiming such foreign tax credit or deduction and compliance with special tax return disclosure requirements that apply to US holders who claim the benefit of the foreign tax credit on such US holders’ US federal income tax returns.

A US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the shares or ADSs for at least 16 days in the 31-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the shares or ADSs are not counted towards meeting the 16-day holding period required by statute. A US holder that is under an obligation to make related payments with respect to the shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

Taxation of capital gains
Upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US holder’s tax basis (determined in US dollars) in such shares or ADSs. Generally, such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the US holder’s holding period for such shares or ADSs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long term capital gains of a non-corporate US holder are generally subject to a maximum tax rate of 15%. The deductibility of a capital loss recognised on the sale or exchange of shares or ADSs is subject to limitations.

If the shares or ADSs are publicly traded, a disposition of such shares or ADSs will be considered to occur on the ‘trade date’, regardless of the US holder’s method of accounting. A US holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale on the date that the sale settles. However, a US holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale on the “trade date” and, therefore, may realise a foreign currency gain or loss, unless such US holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US holder that receives foreign currency upon the sale or exchange of the shares or ADSs and later converts the foreign currency into US dollars will recognise a foreign currency gain or loss on any appreciation or depreciation in the value of the foreign currency against the US dollar. A foreign currency gain or loss will generally be US source ordinary income or loss.

Generally a US holder who is neither resident nor ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the sale or other disposal of shares or ADSs unless, in the year of assessment in which the gain accrues to such holder, that US holder has a permanent establishment, branch or agency in the UK and the shares or ADSs are or have been used by, held by, or acquired for use by, or for the purpose of, such permanent establishment, branch or agency. However, a US holder who has been resident in the UK during the last four years of assessment and held shares or ADSs at that time may, in certain circumstances, become liable to UK capital gains tax on his return to the UK following a disposal of such shares or ADSs. Any US holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

Under the Convention, a US holder who is resident or ordinarily resident for tax purposes in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK, or a US holder who, or a US corporation which, has a permanent establishment, where shares or ADSs are or have been acquired, used or held for the purposes of such permanent establishment, may be liable for both UK tax and US federal income tax on a gain on the disposal of the shares or ADSs. Such US holders are advised to consult their tax adviser.

US information reporting and US backup withholding
Under US Treasury regulations, dividends paid on shares or ADSs may be subject to US information reporting requirements and backup withholding of tax (currently 28%). In addition, under US Treasury regulations, the payment of the proceeds of a sale, exchange or redemption of shares or ADSs to a US holder or non-US holder in the US, or through US or US-related persons, may be subject to US information reporting requirements and backup withholding of tax (currently 28%).

US holders generally can avoid the imposition of backup withholding by reporting their taxpayer identification number to their broker or paying agent on US Internal Revenue Service Form W-9. Non-US

Signet Group plc Annual Report & Accounts year ended 2 February 2008	135

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Shareholder information

Shareholder information (continued)

holders can avoid the imposition of backup withholding by providing a duly completed US Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as appropriate, to their broker or paying agent. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s US federal income tax liability, provided that the required returns are filed with US Internal Revenue Service on a timely basis.

Inheritance tax
Shares or ADSs held by an individual who is domiciled in the US for the purposes of the double taxation convention relating to estate and gift taxes between the US and the UK, and for the purposes of the convention is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of shares or ADSs, except in certain cases where the shares or ADSs are placed in trust (other than by a settlor domiciled in the US who is not a national of the UK) and where the shares or ADSs are part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services.

The convention generally provides a credit for the amount of any tax paid in the UK against the US federal tax liability in a case where the shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax. Further advice should be sought by any holder who is likely to need to rely upon the provisions of the convention.

UK stamp duty and stamp duty reserve tax
Stamp duty is (subject to certain exceptions including for charities) currently payable on any instrument transferring shares to the Custodian of the Depositary at the rate of 1.5% on the value of such shares. In accordance with the terms of the Deposit Agreement relating to the shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US will not give rise to UK stamp duty provided the instrument of transfer is not brought into the UK. A transfer of an ADS in the UK may attract stamp duty at a rate of 0.5% (rounded up to the nearest multiple of £5) of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the shares, including shares underlying an ADS, may result in a stamp duty liability at the rate of 0.5% (rounded up to the nearest multiple of £5) of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of shares from a nominee to the beneficial owner (the nominee having at all times held the shares on behalf of the transferee) under which no beneficial interest passes and which is neither on sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed stamp duty of £5 will be payable.

Stamp duty reserve tax generally at a rate of 0.5% of the consideration is currently payable on any agreement to transfer shares or any interest therein unless: (i) an instrument transferring the shares is executed; (ii) stamp duty, generally at a rate of 0.5%, is paid; and (iii) generally the instrument is stamped on or before the accountable date for stamp duty reserve tax. The duty will, however, be refundable if within six years the agreement is completed by an instrument which has been duly stamped, generally at the rate of 0.5% . Stamp duty reserve tax will not be payable on any agreement to transfer ADSs which represent interests in depositary receipts.

136	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Selected financial data

Amounts under IFRS

	2007/08		2006/07	(1)(4)	2005/06	(4)	2004/05	(4)
	$m		$m		$m		$m

Income statement:
Sales	3,665.3		3,559.2		3,154.1		3,004.8
Cost of sales(2)	(3,264.8)		(3,092.4)		(2,729.4)		(2,551.5)

Gross profit	400.5		466.8		424.7		453.3
Administrative expenses	(158.0)		(142.1)		(133.3)		(129.8)
Other operating income	108.8		91.5		83.3		71.8

Operating profit	351.3		416.2		374.7		395.3
Financing costs (net)	(17.8)		(15.4)		(14.0)		(16.0)

Profit before tax	333.5		400.8		360.7		379.3
Taxation	(118.3)		(134.8)		(125.3)		(128.6)

Profit for the period	215.2		266.0		235.4		250.7

Earnings per share – basic	12.6	c	15.4	c	13.6	c	14.5	c
Earnings per share – diluted	12.6	c	15.3	c	13.5	c	14.4	c
Earnings per ADS – basic	126.3	c	154.0	c	135.6	c	144.8	c
Earnings per ADS – diluted	126.1	c	153.4	c	135.3	c	144.5	c

Balance sheet (at period end):
Working capital(3)	1,816.1		1,749.7		1,228.0		1,372.1
Total assets	3,024.2		2,965.0		2,603.6		2,476.5
Cash and cash equivalents	41.7		152.3		92.9		193.5
Long term debt	(380.0)		(380.0)		–		(251.0)
Total debt	(416.3)		(385.5)		(267.4)		(351.4)
Total equity	1,806.1		1,746.0		1,555.6		1,458.5

The Group took the exemption not to restate comparatives for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’ in 2005/06.

Amounts under US GAAP

	2007/08	2006/07	(1)(4)	2005/06	(4)	2004/05	(4)	2003/04 (4)
	$m	$m		$m		$m		$m

Consolidated Statement of Income:
Operating income	358.7	407.8		366.8		393.4		347.1
Net income	219.8	252.7		238.0		255.8		214.0
Income per share – basic	12.9c	14.6c		13.7c		14.8c		12.4c
Income per share – diluted	12.8c	14.3c		13.7c		14.7c		12.4c
Income per ADS – basic	129.0c	146.3c		137.0c		147.7c		124.5c
Income per ADS – diluted	127.7c	143.1c		136.8c		147.1c		123.6c
Dividends proposed per share	7.28c	7.16c		5.94c		5.58c		4.20c

Balance sheet data (at period end):
Total assets	3,551.5	3,321.4		2,907.2		2,791.5		2,580.4
Cash and cash equivalents	41.7	152.3		92.9		193.5		233.0
Long term debt	(380.0)	(380.0)		–		–		(15.1)
Total debt	(416.3)	(385.5)		(267.4)		(100.4)		(127.4)
Shareholders’ equity	2,321.2	2,227.9		2,062.9		1,995.8		1,799.1

(1)	53 week year.
(2)	Cost of sales includes all costs incurred in the purchase, processing and distribution of merchandise and in the operation and support of retail outlets.
(3)	Working capital represents current assets (excluding amounts recoverable after more than one year) less current liabilities.
(4)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007. See Note 1(a) to the consolidated financial statements on page 86.

The Group adopted FAS 158 ‘Employer accounting for defined benefit pension and other post-retirement plans’ on 3 February 2007 and FAS 123(R) ‘Share-based payment’ on 29 January 2006.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	137

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The selected consolidated financial data set out on the preceding page for 2004/05, 2005/06, 2006/07 and 2007/08 has been derived, in part, from the audited consolidated accounts for such periods included elsewhere in this Annual Report & Accounts. The selected consolidated financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included on pages 35 to 43 of this Annual Report & Accounts.

The accounts of the Group have been prepared in accordance with IFRS which differ in certain respects from US GAAP.

See pages 116 to 122 for information on the material differences between IFRS and US GAAP that affect the Group’s profit and funds attributable to equity holders of the Company.

Results of operations The following table sets out certain consolidated financial data as a percentage of reported sales:

	Percentage of sales

	2007/08	2006/07 (1)	2005/06
	%	%	%

Sales	100.0	100.0	100.0
Cost of sales(2)	(89.1)	(86.9)	(86.5)

Gross profit	10.9	13.1	13.5
Administrative expenses	(4.3)	(4.0)	(4.2)
Other operating income	3.0	2.6	2.6

Operating profit	9.6	11.7	11.9
Net financing costs	(0.5)	(0.4)	(0.4)

Profit before taxation	9.1	11.3	11.5
Taxation	(3.2)	(3.8)	(4.0)

Profit for the period	5.9	7.5	7.5

(1)	53 week year.
(2)	Cost of sales includes all costs incurred in the purchase, processing and distribution of merchandise and in the operation and support of retail outlets.

138	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Quarterly results (unaudited)

for the 52 week period ended 2 February 2008

	13 weeks	13 weeks	13 weeks	13 weeks	52 weeks
	ended	ended	ended	ended	ended
	5 May	4 August	3 November	2 February	2 February
	2007	2007	2007	2008	2008
	$m	$m	$m	$m	$m

Sales	814.4	787.4	678.7	1,384.8	3,665.3

Operating profit	54.0	62.9	7.5	226.9	351.3
Net financing costs	(3.2)	(4.7)	(5.0)	(4.9)	(17.8)

Profit before taxation	50.8	58.2	2.5	222.0	333.5
Taxation	(18.3)	(21.5)	(0.9)	(77.6)	(118.3)

Profit for the financial period	32.5	36.7	1.6	144.4	215.2

for the 53 week period ended 3 February 2007

	13 weeks	13 weeks	13 weeks	14 weeks	53 weeks
	ended	ended	ended	ended	ended
	3 May	2 August	1 November	3 February	3 February
	2006	2006	2006	2007	2007
	$m	$m	$m	$m	$m

Sales	734.3	732.9	616.8	1,475.2	3,559.2

Operating profit	56.3	56.0	13.4	290.5	416.2
Net financing cost	(2.6)	(4.1)	(5.4)	(3.3)	(15.4)

Profit before taxation	53.7	51.9	8.0	287.2	400.8
Taxation	(19.3)	(18.3)	(2.8)	(94.4)	(134.8)

Profit for the financial period	34.4	33.6	5.2	192.8	266.0

Signet Group plc Annual Report & Accounts year ended 2 February 2008	139

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Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Administrative expenses	Costs not directly incurred in the purchase, processing and distribution of merchandise or support of retail outlets
ADR	American Depositary Receipt evidencing title to an ADS
ADS	American Depositary Share representing ten Signet Group plc shares
APB	Accounting Principles Bulletin (US)
Annual Report	Annual Report and Accounts
c.a.g.r.	Compound annual growth rate
Company	Signet Group plc
Depositary	Deutsche Bank Trust Company Americas, depositary under the amended and restated deposit agreement for the issue of ADRs
Directors	The directors of the Company
Earnings per share (EPS)	Profit attributable to shareholders divided by the weighted average number of shares in issue
ESOT	Signet Group Employee Share Trust
FAS	Statement of Financial Accounting Standards (US)
Fixed charge cover	The ratio of earnings before interest, tax, amortisation, rent, rates and the non-contingent element of operating lease expenditure to net finance income and expense plus rents, rates and operating lease expenditure
FRS	Financial Reporting Standard (UK)
FURBS	Signet Group Funded Unapproved Retirement Benefit Scheme
GAAP (UK or US)	Generally Accepted Accounting Principles
Gearing	Net debt as a percentage of total equity
Group	Signet Group plc and its subsidiary undertakings
Historic UK GAAP	UK GAAP as at 29 January 2005
HMRC	HM Revenue and Customs
Holding company	Signet Group plc
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards
Board and International Financial Reporting Standards as adopted by the European Union
Independent (directors)	Considered to be independent under the Combined Code
LIBOR	London Inter-Bank Offered Rate
LTIP	Long Term Incentive Plan
Market share	Sales of division or brand as a percentage of estimated market size based on US Department of Commerce and US Census Bureau in the US and the Office of National Statistics in the UK
NASD	National Association of Securities Dealers
Nasdaq	National Association of Securities Dealers Automated Quotations
Net debt	Cash and cash equivalents, less borrowings falling due within one year and borrowings falling due in more than one year
NYSE	New York Stock Exchange

140	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Definitions (continued)

ONS	UK Office of National Statistics
Pounds, £, pound sterling, pence or p	Units of UK currency
Return on capital employed (ROCE)	Operating profit divided by monthly average capital employed
RPI	Retail Price Index
Sarbanes-Oxley Act	Sarbanes-Oxley Act of 2002
SEC	Securities and Exchange Commission
Shares	Ordinary shares of 0.9 cents each in Signet Group plc which were redenominated from ordinary shares of 0.5 pence each on 5 February 2007
Signet	Signet Group plc and its subsidiary undertakings
SORIE	Statement of Recognised Income and Expense
Store productivity	Store sales divided by number of stores calculated on stores operated for the full financial period
UK or United Kingdom	United Kingdom, Channel Islands, Isle of Man and the Republic of Ireland
US or United States	United States of America
US dollar, $, c or cents	Units of US currency

Signet Group plc Annual Report & Accounts year ended 2 February 2008	141

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Glossary of terms

Terms used in Annual Report & Accounts	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Bank loans/loan notes	Long term debt

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash and cash equivalents

Contingent rent	Percentage rent

Creditors	Payables

Debtors	Receivables

Finance expense	Interest expense

Finance income	Interest income

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Like for like sales	Same store sales at constant exchange rates

Profit	Income

Profit and loss account	Income statement

Profit and loss account reserve	Retained earnings

Profit attributable to shareholders	Net income

Property, plant and equipment	Property and equipment

Share capital	Capital stock or common stock

Share option	Stock option

Shareholders’ funds	Shareholders’ equity/net assets

Share premium account	Additional paid-up capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

Value Added Tax (VAT)	UK sales tax

142	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Shareholder contacts

UK shareholders
Enquiries concerning the following matters should be addressed to:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
website: www.capitaregistrars.com

•	Dividend payments;

•	Dividend mandate instructions;

•	Dividend reinvestment plan;

•	Loss of share certificates;

•	Notification of change of address or name;

•	Transfer of shares to another person; and

•	Amalgamation of shareholdings: if you receive more than one copy of the full Annual Report & Accounts, you may wish to amalgamate your accounts on the share register.

ADS information
The ADS programme is administered on behalf of the Company by Deutsche Bank Trust Company Americas. Any enquiries, including those to do with change of address or dividend payments, should be addressed to:

Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey
NJ 07660
USA
Telephone toll-free from US: +1 866 249 2593
website: www.adr.db.com

The Company is subject to the regulations of the SEC as they apply to foreign private issuers and files with the SEC its Annual Report on Form 20-F and other information as required.

Registered office
15 Golden Square
London W1F 9JG, United Kingdom
Telephone: +44(0)870 909 0301

Group Company Secretary
Mark Jenkins
Telephone: +44(0)870 909 0301
e-mail: mark.jenkins@signet.co.uk

Investor Relations Director
Timothy Jackson
Telephone: +44(0)870 909 0301
e-mail: tim.jackson@signet.co.uk

Corporate website
Further information about the Group including the Annual and Half Year reports, public announcements and share price data are available in electronic format from the Group’s corporate website www.signetgroupplc.com.

Shareholder communication
Shareholders who wish to send communications to the Board of Directors, the Chairman or any other individual director may do so in writing addressed to Mark Jenkins, Group Company Secretary, 15 Golden Square, London WIF 9JG, UK.

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
DMA House
70 Margaret Street
London W1W 8SS
or register online at
www.mpsonline.org.uk

Documents on display
Documents referred to in this Annual Report are available for inspection at the registered office of the Company.

Signet Group plc Annual Report & Accounts year ended 2 February 2008	143

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Index

		Page

Accounting policies		86-90
Addresses for correspondence		143
Advisers		52
Annual general meeting		54
Audit Committee
–	constitution	57
–	members of	51
Auditor’s report to the members of Signet Group plc		81
Balance sheet
–	Company	123
–	consolidated	83
Board of directors
–	changes in constitution	56
–	names and biographical details	51
Cash flow and funding		38
Cash flow statement – consolidated		84
Chairman’s statement		2
Charitable and community support		66
Commitments
–	capital	112
–	operating leases	111
Competition		12, 24
Contingent liabilities		112
Corporate governance statement		56-60
Deferred taxation		103
Definitions		140
Description of property		30
Directors
–	incentive plans	71
–	interests in shares	79
–	other information	51
–	pensions	75
–	remuneration	67-79
–	remuneration principles	67
–	share option plans	71-73
Directors’ statements of responsibility in relation to the accounts		80
Dividends		96
Earnings per share		96
Employees
–	costs	94
–	numbers	94
Exchange rates		50, 93
Financing costs		92
Financial instruments		112
Financial liabilities		101-103
Financial review		35-43
Financial summary		7
Glossary of terms		142
Group Chief Executive’s review		3
		Page

IFRS – implementation		42
Income statement – consolidated		82
Information systems		59
Inventories		99
Legal proceedings		112
Marketing and advertising		19, 25
Net debt		39, 103
Nomination Committee
–	constitution	58
–	members of	51
Non-current assets
–	intangible	97
–	property, plant and equipment	98
Non-executive directors		51
Notes to the accounts		86-122
Officers		52
Operating review
–	US	12
–	UK	24
Pension schemes		104
Provisions – non-current		104
Quarterly results		139
Regulation		21, 29
Related party transactions		115
Remuneration Committee
–	constitution	67
–	members of	51
Report of the directors		53-55
Reserves		110
Risk and other factors		44-50
ROCE		37
Segment information		91
Selected financial data		137
Share capital		108
Shareholder
–	contacts	143
–	information	129-136
Share options		113
Share premium account		110
Share price		130
Social, ethical & environmental matters		61-66
Statement of recognised income and expense		85
Subsidiary undertakings		115
Substantial shareholdings		132
Taxation		95
Trade and other payables		100
Trade and other receivables		99
Treasury policies		38
US accounting principles
–	summary of differences between IFRS and US GAAP	116-122

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144	Signet Group plc Annual Report & Accounts year ended 2 February 2008

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Cross reference to Form 20-F

The information in this document that is referenced on this page is included in Signet Group plc’s Form 20-F for the 52 weeks ended 2 February 2008 and is filed with the Securities and Exchange Commission (SEC).

Item			Page

1	Identity of Directors		n/a

2	Offer statistics and expected timetable		n/a

3	Key Information

A	Selected financial data
	–	Risk and other factors: financial market risks	49
	–	Risk and other factors: exchange rates between the pound sterling and the US dollar	50
	–	Selected financial data	137
	–	Note 30: Summary of differences between IFRS and US GAAP	116
B	Capitalization and indebtedness		n/a
C	Reasons for the offer and use of proceeds		n/a
D	Risk factors		44
4	Information on the Company

A	History and Development of the Company
	–	Shareholder information	129
B	Business Overview
	–	Chairman’s statement	2
	–	Group Chief Executive’s review	3
	–	US operating review	12
	–	UK operating review	24
	–	Regulation	21, 29
	–	Group financial review	35
	–	Risk and other factors: Suppliers	47
	–	Risk and other factors: Raw materials and the supply chain	47
	–	Risk and other factors: Seasonality	48
	–	Description of property & Group employees: Trademarks and trade names	30
	–	Note 2: Segment information	91
C	Organisational Structure
	–	Note 28: Principal subsidiary undertakings	115
D	Property, plants and Equipment
	–	Description of property and group employees	30
	–	Note 24: Commitments: Operating lease commitments – minimum lease payments	111
5	Operating and Financial Review and Prospects

A	Operating results
	–	US operating review	12
	–	UK operating review	24
	–	Financial review	35
B	Liquidity and capital resources
	–	Financial review: Liquidity and capital resources	38
	–	Note 18: Financial Liabilities - borrowings	101
C	Research and development, patents and licenses, etc		n/a
D	Trend information
	–	US operating review	12
	–	UK operating review	24
	–	Financial review	35
	–	Risks and other factors	44
E	Off-balance sheet arrangements		n/a
F	Tabular disclosure of contractual arrangements
	–	Financial review: Contractual obligations as at 2 February 2008	40
G	Safe Habor
	–	Cautionary statement regarding forward-looking statements	inside front cover
	–	Risk and other factors: Forward-looking statements	44
6	Directors, Senior Managers and Employees

A	Directors and Senior Management
	–	Directors, officers and advisors	51
B	Compensation
	–	Directors’ remuneration report	67
C	Board Practices
	–	Corporate governance statement	56
	–	Directors’ remuneration report: Service contracts	74
	–	Directors, officers and advisors: Committees	51
D	Employees
	–	Description of property & group employees: Group employees	30
	–	Note 7: Directors and employees	93
E	Share Ownership
	–	Directors’ interest in shares	76
	–	Note 27 Share options	113
7	Major Shareholders and Related Party Transactions

A	Major Shareholders
	–	Shareholder information: Nature of trading market	130
	–	Shareholder information: Substantial shareholdings notified to the Company up to 8 April 2008	132
	–	Shareholder information: Substantial shareholdings and control of the Company	131
Item			Page

B	Related party transactions
	–	Note 30: Related party transactions	115
C	Interests of Experts and Counsel		n/a
8	Financial Information

A	Consolidated Statement and Other Financial Information
	–	Consolidated balance sheet	83
	–	Consolidated income statement	82
	–	Consolidated statement of recognised income and expenses	85
	–	Consolidated cash flow	84
	–	Notes to the accounts	86
	–	Selected financial data	137
B	Significant Changes		n/a
9	The Offer and Listing

A	Offer and Listing Details
	–	Shareholder information: Nature of trading market	130
B	Plan of distribution		n/a
C	Markets
	–	Shareholder information: Nature of trading market	130
D	Selling shareholders		n/a
E	Dilution		n/a
F	Expenses of the issue		n/a
10	Additional Information

A	Share capital		n/a
B	Memorandum and Articles of Association
	–	Shareholder information: History	129
	–	Directors’ remuneration report	67
	–	Note 22: Share capital	108
	–	Shareholder information: Substantial shareholdings and control of the Company	131
C	Material contracts		n/a
D	Exchange Controls
	–	Shareholder information: Dividends	131
	–	Shareholder information: Exchange controls and other limitations affecting security holders	132
E	Taxation
	–	Shareholder information: Taxation	134
F	Dividends and paying agents		n/a
G	Statement by experts		n/a
H	Documents on Display
	–	Shareholder contacts: Documents on display	143
I	Subsidiary information		n/a
11	Quantitative and Qualitative Disclosure about Market Risk

	–	Financial review	35
	–	Risk and other factors: Financial market risk	49
	–	Risk and other factors: Fair value charges arising from	50
	–	Note 26: Financial instruments	112
12	Description of Securities other than Equity Securities		n/a

13	Defaults, Dividend Arrearages and Delinquencies		n/a

14	Material modifications to the Rights of Security Holders and Use of Proceeds		n/a

15	Controls and Procedures

	–	Corporate governance statement: Internal controls	59
	–	Corporate governance statement: Management’s annual report on internal control over financial reporting	60
16	[Reserved]

A	Audit committee financial expert
	–	Corporate governance statement: the audit committee	57
B	Code of ethics
	–	Corporate governance statement: Business conduct and ethics	58
C	Principal accountant fees and services
	–	Corporate governance statement: the audit committee	57
	–	Note 3: Operating profit	92
D	Exemptions from the listing standard for audit committees		n/a
E	Purchase of equity securities by the issuer and affiliated purchasers
	–	Information on share buy-back programme	131
17	Financial Statements

	–	Report of independent registered public accounting firm	n/a
	–	Consolidated income statement	82
	–	Consolidated balance sheet	83
	–	Consolidated cash flow statement	84
	–	Consolidated statement of total recognised income and expenses	85
	–	Notes to the accounts including US GAAP reconciliation	86
	–	Selected financial data	137
18	Financial Statements		n/a

Signet Group plc Annual Report & Accounts year ended 2 February 2008	145

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